Exhibit 99.1
Focused Elan 2005 Annual Report

on improving people’s lives through science. Dear Shareholders The most significant measure of Elan’s last twelve months is how we responded, on your behalf, to a number of challenges for the company and all of its stakeholders. When we encountered the unexpected events around Tysabri at the end of February 2005, we carefully positioned the company and focused our resources to meet three challenges; firstly to address the scientific requirements for a thorough safety review of Tysabri; secondly to support continued progress in the rest of our business in our R&D pipeline, drug technology business and marketed products; and lastly to manage our operating structures and costs appropriately. Under the guidance of the Board of Directors, the management have planned and executed these successfully. As the Tysabri situation developed, we made steady progress towards our goal of reintroducing this important therapy as a treatment for multiple sclerosis in the United States and making it available to patients in Europe and the rest of the world. Our efforts cut across many parts of the company and I would like to acknowledge the contribution of all our employees who were involved in this regard. The dedication of all our employees and the focus of our management team enabled the company to meet or exceed its goals in each of our business areas. Your Board and I are fully committed to Elan’s success and have complete confidence in the ability of Kelly Martin and his management team to deliver that success. We have confidence in the company’s strategy and direction, and we believe Elan is well positioned for creating growth and value in the future. We remain focused on making a difference in the lives of patients and to fulfilling our commitments to our shareholders and our employees. Lastly, I would like to thank my fellow board members for their continued support and encouragement during the past year. I would particularly like to mention our two longest serving directors, Garo Armen and Kevin McIntyre, who will be retiring at the forthcoming Annual General Meeting in May. Garo joined the Board in 1994 and served as chairman from 2002 to 2005. Kevin joined the Board of Elan in 1984 at the time of its initial public offering and he has supported us with his wisdom and advice ever since. We will miss both of them. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Kyran McLaughlin Chairman of the Board Dear Shareholders How we respond to challenges, controversies and the unknown is the most profound test of any organization. In 2005, our company —— the Board of Directors, management team and all of the employees —— faced and ultimately conquered these challenges. We were confronted with a unique and complex problem, and we responded by relying and acting on our core values: commitment, focus and respect for patients; operating and financial discipline; and our continued expansion of innovative science and technology. Our core values have served us well in the past, they were critically important to us last year, and they remain the standards by which we will measure ourselves in 2006 and beyond. In the last year, we heard clearly and loudly from MS patients. Throughout the up and down phases of Tysabri —— the successful early launch months, the intricate decision to voluntarily suspend, the formidable task of completing the safety evaluations, the pivotal PCNS Advisory Committee proceedings — our commitment has been to these patients. Helping patients who seek new treatment alternatives that will offer them their lives back despite their chronic condition remains our strongest core value and that which guides all of our actions: actions that we take as we work with the regulatory agencies to prepare to re-market Tysabri in the United States and to obtain approval in Europe; actions that we take to advance our Alzheimer’s and Parkinson’s programs; actions that we take to provide access to Prialt for severe chronic pain, and treatments to severe bacterial infections; and actions that we take in Drug Technologies to improve existing products for the benefit of patients. Our continued focus on operational and financial discipline served us well in 2005. Soon after the voluntary suspension, we were able to adjust our operating costs in a disciplined and focused manner. We ended the year with over $1 billion in cash, and with our debt obligations nearly $300 million less than at the start of the year. 2 Elan Corporation, plc 2005 Annual Report

Letter to Shareholders — Elan Annual Report We made measurable progress towards re-marketing Tysabri in the United States. In addition to our discussions with the FDA, we, along with our collaborator Biogen Idec, continue to move forward with the European regulatory process. We will continue to advance our research and development work in the autoimmune area. Building from our work on Tysabri, our goal is to construct a short-, intermediate-, and long-term pipeline of potential therapies. We have made significant advances in our Alzheimer’s programs, with AAB-001 moving into Phase 2 and ACC-001 entering into Phase 1. We will continue to advance these programs with our collaborator Wyeth as well as selectively forge new collaborations to continue to get closer to providing treatment alternatives to patients and families suffering from this life-threatening disease. In addition, continued investment to build both the depth and breadth of our Neurodegeneration franchise remains a high, strategic priority. Areas of focus, driven by patient need, include dementia, mild cognitive impairment and Parkinson’s disease. Drug Technologies continued its banner performance of 2004. Sales by third parties of products incorporating NanoCrystal technology grew substantially in 2005, and more than 2.5 million patients worldwide use products based on or enhanced by our technologies. We expect to continue to expand this business and grow in terms of global patient impact. During the second half of 2005, we formed the Specialty Business group, encompassing our commercial business focused on meeting the needs of specialists treating severe bacterial infections in hospitals and specialists treating severe chronic pain in pain centers. Our hospital sales force maintains key relationships with infectious disease, critical care, pulmonary, emergency and pharmacy specialists, and frequently interacts with oncologists in over 1,000 hospitals in the United States. More than half of these hospitals are with academic-teaching institutions. We will continue to build expertise in meeting the needs of the specialists and their patients in these chronic disease areas. In addition to our broad hospital business, we continue to make progress on educating the U.S. physicians on the use of Prialt for patients with severe chronic pain. We ended 2005 on a positive trend and expect to see further progress in the United States in the coming years. In March 2006 we announced the completion of the sale of our Prialt European rights to Eisai. We will continue to market Prialt in the United States and look forward to working closely with Eisai to build and maintain a global Prialt brand. In all that we do, the potential impact of our work is significant: we have the opportunity to deliver therapies to millions of patients around the world, with the real hope of radically improving and prolonging their lives. We consider this a unique privilege and a tremendous responsibility. We are clear about our focus, priorities and core values. We remain driven by the knowledge that our work could be life-changing for many patients and that we can make a difference. We are committed to meeting the myraid of challenges and opportunities ahead and delivering ever improved results that you, our shareholders, should expect of us. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . G. Kelly Martin President and CEO Elan Corporation, plc 2005 Annual Report 3

Operating Review Autoimmune Diseases Neurodegenerative Diseases Specialty Business Elan Drug Technologies We hold a fundamental belief that our work has the potential to change the ways patients think of their illnesses and themselves. We are driven by the knowledge that what we do is important and by the desire to make a difference. We are focused on improving people’s lives through science.

Company Overview — Operating Review Company Overview Elan, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is 353-1-709-4000. Our principal research and development, manufacturing and marketing facilities are located in Ireland, the United States and the United Kingdom. Our business is organised into two business units: Biopharmaceuticals and Elan Drug Technologies (EDT). Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases, and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimisation challenges of the pharmaceutical industry. In the area of autoimmune diseases, we continue to research and develop novel therapies that may help patients who suffer from diseases where an immune reaction is mistakenly directed at cells, tissues and organs in different parts of the body. Currently there are few autoimmune diseases for which the disease can be reversed or cured; autoimmune diseases are, therefore, often chronic, requiring life-long care. The wide range of autoimmune diseases includes multiple sclerosis (MS), Crohn’s disease (CD), ulcerative colitis (UC) and rheumatoid arthritis (RA). Worldwide it is estimated that one million people suffer from the different forms of MS, and more than a million people suffer from CD and UC. Tysabri® (natalizumab), an alpha 4 integrin antagonist, is the first in a new class of adhesion molecule inhibitors for the treatment of MS. Tysabri is designed to inhibit immune cells from leaving the bloodstream and to prevent these cells from migrating into chronically inflamed tissue where they may cause or maintain inflammation. Tysabri is being developed and commercialised by us in collaboration with Biogen Idec, Inc. (Biogen Idec). On 7—8 March 2006, the Peripheral and Central Nervous System (PCNS) Drugs Advisory Committee of the U.S. Food and Drug Administration (FDA) reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS. On 21 March 2006, we and Biogen Idec were informed by the FDA that the agency would extend its regulatory review of Tysabri by up to 90 days in order to complete a full review of the Tysabri risk management plan. Under the revised timeline, we anticipate an action from the FDA about the reintroduction of Tysabri as a treatment for relapsing forms of MS on or before 28 June 2006. The PCNS Advisory Committee review regarding Tysabri culminated a 13-month process focused on reviewing the safety of the therapy and encompassing the following events: • On 28 February 2005, Elan and Biogen Idec announced the voluntary suspension of the marketing and dosing in clinical trials of Tysabri, which had been granted accelerated approval for the treatment of MS in November 2004. Our suspension of Tysabri was based on two reports of progressive multifocal leukoencephalopathy (PML), one of which was fatal, in patients treated for more than two years with Tysabri in combination with Avonex® (interferon beta-1A) in clinical trials. PML is a rare and potentially fatal, demyelinating disease of the central nervous system. • We and Biogen Idec subsequently initiated a comprehensive safety evaluation of Tysabri and any possi ble link to PML. The safety evaluation was comprised of a complete review of all clinical trial data. We and Biogen Idec worked with clinical trial investigators and PML and neurology experts to evaluate more than 3,000 patients in MS, CD and RA trials. The safety evaluation also included a review of any reports of potential PML in patients receiving Tysabri in the commercial setting. • In March 2005, we announced that the safety evaluation had led to a posthumous reassessment of PML in a patient in an open label CD clinical trial. The patient died in December 2003. The case had originally been reported by a clinical trial investigator as malignant astrocytoma. • In August 2005, we reported that findings from the safety evaluation of Tysabri in patients with MS resulted in no new confirmed cases of PML beyond the three previously reported. On 17 October 2005, which marked the completion of the safety review, we reported the same results from our evaluation of patients with CD and RA. Elan Corporation, plc 2005 Annual Report 5

• In September 2005, we and Biogen Idec announced that we had submitted a supplemental Biologics License Application (sBLA) for Tysabri to the FDA for the treatment of MS and would submit a similar data package to the European Medicines Agency (EMEA). In November 2005, the sBLA was accepted and designated for Priority Review by the FDA, and the European submission was accepted for review. • On 15 February 2006, Elan and Biogen Idec were informed by the FDA that it had removed the hold on clinical trial dosing of Tysabri in MS in the United States, and the companies announced that they expected to begin an open label, multi-centre safety extension study of Tysabri monotherapy in the United States and internationally. In the area of neurodegenerative diseases, we continue to build on our discovery and clinical foundation in Alzheimer’s disease and Parkinson’s disease. In the United States and throughout the world, Alzheimer’s disease and related disorders represent a significant unmet medical need. Alzheimer’s disease is a devastating brain degeneration disorder that primarily affects older persons. The disease can begin with forgetfulness and progress into advanced symptoms, including the decline or loss of memory, reasoning, abstraction, and language. Most patients will eventually need complete skilled nursing care, and in the absence of other illnesses, the progressive loss of brain function itself will cause death. In the United States, Alzheimer’s disease is estimated to afflict 4.5 million people, with 450,000 new diagnoses every year. Worldwide, 20 to 30 million people may be affected. Parkinson’s disease also typically occurs later in life. Parkinson’s disease is a progressive degenerative neurologic movement disorder that destroys nerve cells in the part of the brain responsible for muscle control and movement, creating problems in walking, balance and coordination. In the United States, there are an estimated 500,000 to 1.5 million people with Parkinson’s disease, and approximately 50,000 new patients are diagnosed each year. It is estimated that four million people worldwide suffer from Parkinson’s disease. While a number of approved treatment options exist for Alzheimer’s disease and Parkinson’s disease, current available options do not affect the underlying cause of the disease nor its progression. Our research and development (R&D) efforts in Alzheimer’s disease and Parkinson’s disease span more than two decades, and our work in neurodegeneration diseases is considered unique, especially in the area of immunotherapies targeting Alzheimer’s disease. In a current, industry-leading immunotherapy programme, in collaboration with Wyeth, we are conducting clinical trials for the treatment of mild to moderate Alzheimer’s disease. AAB-001, an experimental monoclonal antibody, is in Phase 2 studies, and ACC-001, a novel beta amyloid-related active immunisation approach, entered Phase 1 studies in late 2005. Our specialty business group encompasses our commercial activities related to meeting the needs of specialists treating severe bacterial infections in hospitals, and pain specialists addressing severe chronic pain. Currently, these products are the antibacterial hospital products Maxipime™ (cefepime hydrochloride) and Azactam™ (aztreonam for injection, USP), and Prialt™ (ziconotide intrathecal infusion), an innovative treatment for severe chronic pain, which we launched in the United States in January 2005. In February 2005, the European Commission granted marketing authorisation for Prialt for the treatment of severe, chronic pain in patients who require intrathecal analgesia. Prialt has been designated an orphan drug in the European Union (EU). On 20 March 2006, we completed the sale of the European rights to Prialt to E isai Co., Ltd. (Eisai), while retaining the product rights in the United States. EDT focuses on product development, scale-up and manufacturing to address drug optimisation challenges of the pharmaceutical industry. Elan has a proud track record of innovation and expertise in drug optimisation. For more than 35 years, Elan has been applying its skills and knowledge to enhance the performance of dozens of drugs that have subsequently been marketed in more than 40 countries. Today, more than 2.5 million patients worldwide use drug products based on or enhanced by our technologies. Elan’s NanoCrystal™ technology, a drug optimisation technology applicable to poorly water-soluble compounds, was integral to EDT’s 2005 results. NanoCrystal technology is covered by more than 130 U.S. and international patents and patent applications and is part of a suite of proprietary technologies that EDT offers to third-party clients. 6 Elan Corporation, plc 2005 Annual Report

E lan is studying and developing ways to treat autoimmune diseases such as multiple sclerosis, Crohn’s disease and rheumatoid arthritis. Our ongoing research is based primarily on cell trafficking and discovering disease-modifying therapies relevant to the full range of autoimmune diseases. Tysabri, an alpha 4 integrin antagonist, emerged from this research programme.

About Autoimmune Diseases the FDA about the reintroduction of Tysabri as a treatment In autoimmune diseases, the immune system mistakenly for relapsing forms of MS on or before 28 June 2006. targets the cells, tissues and organs of a person’s body, In November 2004, the FDA had granted accelerated generally causing inflammation. Inflammation is a response approval of Tysabri as a treatment for relapsing forms of of body tissues to trauma, infection, chemical or physical MS to reduce the frequency of clinical relapses, making injury, allergic reaction, or other factors. It is usually Tysabri the first humanised monoclonal antibody to be characterised by a collection of cells and molecules at a approved for the treatment of MS. target site. The PCNS Advisory Committee review regarding Different autoimmune diseases affect the body in different Tysabri culminated a 13-month process focused on ways. For example, in MS, the autoimmune reaction is reviewing the safety of the therapy and encompassing directed against the brain. In CD, it is directed against the the following events: gastrointestinal tract; and in RA, it is directed against the joints. Autoimmune diseases are often chronic, affecting Voluntary Suspension of Tysabri millions of people and requiring life-long care. Most auto- In late February 2005, Elan and Biogen Idec suspended immune diseases cannot currently be reversed or cured. the marketing and dosing in clinical trials of Tysabri, Elan’s therapeutic strategy for treating autoimmune based on two reports of PML, one of which was fatal, in diseases is to identify mechanisms common to autoimmune patients treated for more than two years with Tysabri in diseases, and develop novel therapeutics that stop the combination with Avonex in clinical trials. PML is a rare underlying causes of disease. and potentially fatal, demyelinating disease of the central Alpha 4 integrin is a protein expressed by immune cells nervous system. that allows those cells to leave the blood stream and invade We and Biogen Idec initiated a comprehensive safety target tissue. Blocking alpha 4 integrin stops immune cells evaluation of Tysabri and any possible link to PML. The from entering tissues and therefore stops injury before it safety evaluation was comprised of the review of all can occur. clinical trial data. We and Biogen Idec worked with clinical trial investigators and PML and neurology experts to Tysabri evaluate more than 3,000 patients in MS, CD and RA Tysabri, an alpha 4 integrin antagonist, is the first in trials. The safety evaluation also included a review of any a new class of adhesion molecule inhibitors for the reports of potential PML in patients receiving Tysabri in treatment of MS. Tysabri is designed to inhibit immune the commercial setting. cells from leaving the bloodstream and to prevent these In March 2005, we and Biogen Idec announced that cells from migrating into chronically inflamed tissue where the safety evaluation had led to a posthumous they may cause or maintain inflammation. Tysabri is being reassessment of PML in a patient in an open label CD developed and commercialised by us in collaboration with clinical trial. The patient died in December 2003, and the Biogen Idec. case had originally been reported by a clinical trial investigator as malignant astrocytoma. This diagnosis was FDA Review of Tysabri for the Treatment of MS confirmed at the time by histopathology. The patient had On 7—8 March 2006, the PCNS Advisory Committee received eight doses of Tysabri over an 18-month period, reviewed and voted unanimously to recommend that and prior medication history included multiple courses of Tysabri be reintroduced as a treatment for relapsing forms immunosuppressant agents. o f MS. On 21 March 2006, we and Biogen Idec were In August 2005, we and Biogen Idec reported that informed by the FDA that the agency would extend its findings from the safety evaluation of Tysabri in patients regulatory review of Tysabri by up to 90 days in order to with MS resulted in no new confirmed cases of PML complete a full review of the Tysabri risk management plan. beyond the three previously reported. On 17 October Under the revised timeline, we anticipate an action from 2005, which marked the completion of the safety review, 8 Elan Corporation, plc 2005 Annual Report

Autoimmune Diseases — Operating Review From left to right: James Callaway, Lars Ekman, Allison Hulme, Menghis Bairu, Christopher Dax, Nancy Bryan, Gordon Francis we reported the same results from our evaluation of of Tysabri monotherapy in the United States and patients with CD and RA. internationally. More than 2,000 MS patients from clinical trials were eligible for the safety evaluation, and more than AFFIRM Phase 3 Monotherapy Trial 91 percent of these patients agreed to participate. More The AFFIRM trial was a two-year, randomised, multi-than 1,500 CD and RA patients from clinical trials were centre, placebo-controlled, double-blind study of 942 eligible for the safety evaluation, and approximately patients conducted in 99 sites worldwide, evaluating the 88 percent of these patients participated. effect of Tysabri on the progression of disability in MS at In September 2005, Elan and Biogen Idec announced two years and the rate of clinical relapses at one and two that the companies had submitted an sBLA for Tysabri to years. Patients with relapsing forms of MS, who had the FDA for the treatment of MS and would submit a experienced at least one relapse in the previous year, were similar data package to the EMEA. In November 2005, randomised to receive a 300 milligram intravenous (300 the sBLA was accepted and designated for Priority Review mg IV) infusion of Tysabri (n= 627) or placebo (n=315) by the FDA, and the European submission was accepted every four weeks. for review. At one year, there was a 66 percent relapse rate The sBLA included two-year data from the Phase 3 reduction in the Tysabri-treated group versus the placebo-AFFIRM monotherapy trial and SENTINEL add-on trial with treated group. An annualised relapse rate of 0.25 was Avonex in MS, a revised label and risk management plan, seen with Tysabri-treated patients versus 0.74 with and an integrated safety assessment of Tysabri clinical trial placebo-treated patients. patients. All secondary endpoints were also met. In the Tysabri-treated group, 60 percent of patients developed no new Redosing of Tysabri in Clinical Trial or newly enlarging T2 hyperintense lesions compared to On 15 February 2006, Elan and Biogen Idec were 22 percent of placebo-treated patients. On the one-year informed by the FDA that it had removed the hold on MRI scan, 96 percent of Tysabri-treated patients had no clinical trial dosing of Tysabri in MS in the United States, gadolinium-enhancing lesions compared to 68 percent of and the companies announced that they expected to placebo-treated patients. The proportion of patients who begin an open label, multi-centre safety extension study remained relapse free was 76 percent in the Tysabri- Elan Corporation, plc 2005 Annual Report 9

disability in MS at two years and in reducing the rate of clinical relapses at one and two years in patients with evidence of relapses despite Avonex therapy. Patients in the SENTINEL trial were required to have relapsing forms of MS, be on Avonex treatment for at least one year, and have experienced at least one relapse in the previous year. All patients continued to receive once-weekly Avonex and were randomised to add either a 300 mg IV infusion of Tysabri (n= 589) or placebo (n=582) every four weeks. At one year, the addition of Tysabri to Avonex resulted in a 54 percent reduction From left to right: Karen Kim, Kathleen Martorano, Richard Collier, Deborah Collins in the rate of clinical relapses over the effect of Avonex alone. An annualised relapse rate of 0.36 was seen with treated group compared to 53 percent in the placebo- Tysabri when added to Avonex versus 0.78 with Avonex treated group. plus placebo. In February 2005, we and Biogen Idec announced All secondary endpoints were also met. In the group that the AFFIRM monotherapy trial achieved the two-year treated with Tysabri plus Avonex, 67 percent of patients primary endpoint of slowing the progression of disability developed no new or newly enlarging T2 hyperintense in patients with relapsing forms of MS. Tysabri treatment lesions compared to 40 percent in the Avonex plus led to a 42 percent reduction in the risk of disability placebo-treated group. On the one-year MRI scan, 96 progression relative to placebo. These data also percent of Tysabri plus Avonex-treated patients had no demonstrated a 67 percent reduction in the rate of gadolinium-enhancing lesions compared to 76 percent of clinical relapses over two years, which was sustained and Avonex plus placebo-treated patients. The proportion of consistent with the previously reported one-year results. patients who remained relapse-free was 67 percent in the In April 2005, the full two-year AFFIRM Tysabri plus Avonex-treated group compared to 46 monotherapy data was presented at the 57th annual percent in the Avonex plus placebo-treated group. American Academy of Neurology meeting. The data was In July 2005, we and Biogen Idec announced that published in the New England Journal of Medicine in SENTINEL achieved the two-year primary endpoint of March 2006. slowing the progression of disability in patients with relapsing forms of MS. The addition of Tysabri to Avonex SENTINEL Phase 3 Add-on Trial resulted in a 24 percent reduction in the risk of disability The SENTINEL trial, also a two-year study, was a progression compared to the effect provided by Avonex randomised, multi-centre, placebo-controlled, double- alone. Data from SENTINEL also demonstrated that the blind study of 1,171 patients in 123 clinical trial sites addition of Tysabri to Avonex led to a 56 percent relative worldwide. The trial was designed to determine if adding reduction in the rate of clinical relapses compared to that Tysabri to ongoing Avonex therapy is more effective than provided by Avonex alone. The reduction in relapse rate continuing Avonex treatment alone in slowing the rate of 10 Elan Corporation, plc 2005 Annual Report

Autoimmune Diseases — Operating Review was statistically significant and sustained over the entire ENCORE was a Phase 3, international, double-blind, two-year study period. placebo-controlled study of 510 patients at 114 sites to Other efficacy data from SENTINEL at two years, evaluate the safety and efficacy of intravenous Tysabri in including MRI measures and immunogenicity, were similar patients with moderately to severely active CD (based on to previously reported one-year results. Data from a confirmed diagnosis of CD and a CDAI score of greater SENTINEL was published in the New England Journal of than or equal to 220 and less than or equal to 450) and Medicine in March 2006. evidence of active inflammation (as evidenced by elevated C-reactive protein levels of greater than 2.87 mg/l, the Evaluating Tysabri in Crohn’s Disease upper limit of normal). Patients were randomised 1:1 to In collaboration with Biogen Idec, we are evaluating treatment with Tysabri (300 mg IV) or placebo infusions at Tysabri as a treatment for CD. In September 2004, we weeks 0, 4, and 8. Efficacy and safety assessments were submitted a Marketing Authorisation Application to the performed at weeks 4, 8 and 12. EMEA for the approval of Tysabri for the treatment of At the time of the voluntary suspension of Tysabri CD. The application included induction data and 12- dosing in all ongoing clinical trials (February 2005), all month data from a Phase 3 maintenance trial, ENACT-2, ENCORE study patients had completed dosing based on showing sustained response, remission, and withdrawal the study protocol. from corticosteroids in a significant number of patients. In 2006, we expect European regulatory action regarding ENACT-2 Phase 3 Crohn’s Disease Maintenance Trial the potential approval of Tysabri in CD, dependent upon ENACT-2 was a Phase 3, double-blind, placebo-completion of the regulatory review of Tysabri in MS. controlled, international maintenance trial of Tysabri in We expect to file a Biologics License Application (BLA) CD enrolled responders from ENACT-1 (a three-month for Tysabri as a treatment for CD in the United States double-blind, placebo-controlled study in patients with in 2006. moderately to severely active CD). Tysabri responders from ENACT-1 (339 patients) were re-randomised after the ENCORE Phase 3 Crohn’s Disease Trial three-month study to one of two double-blind treatment In June 2005, Elan and Biogen Idec reported the topline groups: Tysabri (300 mg IV) or placebo, both administered results of the second Phase 3 induction trial, ENCORE, for monthly for a total of 12 months. The primary endpoint the treatment of moderately to severely active CD in patients with evidence of active inflammation. ENCORE met the primary endpoint of clinical response as defined by a 70-point decrease in baseline Crohn’s Disease Activity Index (CDAI) score at both weeks 8 and 12. In addition, ENCORE met all of its secondary endpoints including clinical remission at both weeks 8 and 12. Clinical remission was defined as achieving a CDAI score of equal to or less than 150 at both weeks 8 and 12. There were no notable differences in the overall rates of adverse events or serious adverse events between the Tysabri and the placebo treatment groups. The most common adverse events seen in the trial were headache, nausea, abdominal pain and nasopharyngitis. The full ENCORE data set will be presented during the 2006 Digestive Disease Week (DDW) conference in May. Elan Corporation, plc 2005 Annual Report 11

of ENACT-2 was sustained maintenance of response Evaluating Tysabri in Rheumatoid Arthritis throughout the first six months of treatment. In February 2004, in collaboration with Biogen Idec, we We presented six-month data from the ENACT-2 study at filed an Investigational New Drug (IND) application with the DDW in May 2004. Twelve-month ENACT-2 data was the FDA for Tysabri for the treatment of RA and initiated presented as part of a regulatory filing announced and a Phase 2 clinical trial in May 2004 to evaluate Tysabri in subsequently presented at the 12th Annual United European patients with RA. It was a multi-centre, double-blind, Gastroenterology Week meeting in September 2004. placebo-controlled study of the efficacy and tolerability of The data presented at the DDW showed Tysabri intravenous Tysabri in patients with moderate-to-severe maintained clinical response and remission rates RA receiving concomitant treatment with methotrexate. throughout six months among patients with CD who had This study was prematurely discontinued in February previously achieved clinical response. At six months, 61 2005 due to the voluntary suspension of Tysabri dosing percent of Tysabri-treated patients exhibited significant in all clinical trials. The available results from the discontinued trial demonstrated biological activity, but less than competitive efficacy results. For this reason, we and Biogen Idec have decided not to pursue the development of Tysabri for the treatment of RA at this time. Autoimmune Diseases Research & Development Our ongoing research in autoimmune diseases is based primarily on cell trafficking and focuses on discovering disease-modifying approaches to treating a wide range of autoimmune diseases, including MS, CD and RA. Tysabri emerged from this research programme. Since first publishing the hypothesis concerning the therapeutic potential of blocking alpha 4 integrin in 1992, our scientists have been expanding and refining our understanding of how cells enter tissues. We now have a clear understanding of how cells enter the gut, brain, or joints, and cause the damage characteristic of clinical response versus 28 percent of patients re- CD, MS, and RA. Through the course of this work we randomised to receive placebo, and clinical remission was have developed small molecules that can selectively block maintained by 44 percent of patients receiving Tysabri particular alpha 4 integrin interactions, culminating in the versus 26 percent of placebo-treated patients. Forty-nine development of ELND001 and ELND002 — two alpha 4 percent of Tysabri-treated patients who were also on integrin small molecule antagonists targeted at distinct chronic corticosteroid therapy were able to withdraw autoimmune diseases. We hope to bring these new from corticosteroids and maintain response, in contrast therapies into the clinic in 2006. to 20 percent of patients on placebo. There were no notable differences in the rate of serious or non-serious adverse events between treatment groups.The most frequently reported adverse events were headache, nasopharyngitis, nausea and abdominal pain. 12 Elan Corporation, plc 2005 Annual Report

W e continue to build on our discovery and clinical foundation in Alzheimer’s disease and Parkinson’s disease. In the United States and throughout the world, Alzheimer’s disease and related disorders represent a significant unmet medical need.

About Neurodegenerative Diseases hypothesis is also the leading approach to developing In addition to Alzheimer’s disease and Parkinson’s disease, therapeutic treatments that may fundamentally alter the neurodegenerative diseases encompass other disorders that progression of the disease, and evidence suggests that are characterised by changes in normal neuronal function. clearance of beta amyloid may lead to improved function in In most cases of degenerative disease, the risk of these Alzheimer’s disease patients. changes increases with age, and the disease progression Beta amyloid, also known as Abeta, is actually a small itself is progressive. Currently, neurodegenerative diseases part of a larger protein called the amyloid precursor protein, are generally considered incurable. Several drugs are or APP. Beta amyloid is formed when certain enzymes called approved to alleviate some symptoms of some secretases “clip” (or cleave) APP. It is becoming increasingly neurodegenerative diseases. clear that once beta amyloid is released, it exists in multiple Alzheimer’s disease is a degenerative brain disorder physical forms with distinct functional activities. It is believed that primarily affects older persons. In the United States, that the toxic effects of these forms are likely responsible an estimated 4.5 million people, most of them over age 65, for the complex mental disruption characteristic of have Alzheimer’s disease, and the disease is thought to afflict Alzheimer’s disease. half of all Americans over 85. Alzheimer’s disease can begin with forgetfulness and progress into more advanced Alzheimer’s Research and Development symptoms, including confusion, language disturbances, Our scientists are investigating three key therapeutic personality and behaviour changes, impaired judgement and approaches that target the accumulation and production profound dementia. As the disease advances, most patients of beta amyloid. In collaboration with Wyeth, we are will eventually need complete skilled nursing care, and in the developing amyloid immunotherapies. Separately, we absence of other illnesses, the progressive loss of brain have research programmes focused on small molecule function itself will cause death. inhibitors of beta secretase and gamma secretase, Parkinson’s disease is a progressive degenerative enzymes whose actions result in the over-production neurologic movement disorder that destroys nerve cells of beta amyloid in the brains of patients with in the part of the brain responsible for muscle control and Alzheimer’s disease. movement. This creates problems walking, maintaining balance and coordination in patients diagnosed with the Research in Beta Amyloid Immunotherapy disease. Parkinson’s disease typically occurs later in life, Beta amyloid immunotherapy pioneered by Elan with an average age of onset of slightly over 62 years for involves the treatment of Alzheimer’s disease by inducing U.S. patients. In the United States, there are an estimated or enhancing the body’s own immune response in order 500,000 to 1.5 million people with Parkinson’s disease, and to clear beta amyloid from the brain. Active immunisation approximately 50,000 new patients are diagnosed each year. stimulates the body’s own immune system to manu-It is estimated that four million people worldwide suffer facture anti beta amyloid antibodies that may attach to from Parkinson’s disease. amyloid and clear it from the brain. This, in turn, appears to reduce the build-up of beta amyloid in the brain Our Scientific Approach to Alzheimer’s Disease tissue of patients. and Related Disorders Through a monoclonal antibody approach (passive Our scientific approach to treating Alzheimer’s disease immunisation), synthetically engineered antibodies directed focuses on the beta amyloid hypothesis, as it is believed at beta amyloid are injected into the bloodstream and are that blocking the generation of beta amyloid in the brain or thought to help reverse beta amyloid accumulation. enhancing the clearance of beta amyloid will result in the Our scientists have developed a series of monoclonal successful treatment of Alzheimer’s disease patients. The antibodies and active immunisation approaches that have beta amyloid hypothesis asserts that beta amyloid is involved the ability to selectively clear a variety of beta amyloid in the formation of the plaque that causes the disruption species. These new approaches have the potential to of thinking that is the hallmark of Alzheimer’s disease. This deliver second-generation immunotherapies with 14 Elan Corporation, plc 2005 Annual Report

Neurodegenerative Diseases — Operating Review improved potency and broader therapeutic activity. double-blind, placebo-controlled, multiple ascending dose Both AAB-001 and AAB-002 have emerged from this studies. One trial includes 240 patients and the other important work. includes 30 patients, all with mild to moderate Alzheimer’s disease. The patients will be followed for 18 AAB-001 months, during which period there will be several interim We, in collaboration with Wyeth, are continuing evaluations of the data. These analyses will be used to to pursue beta amyloid immunotherapy for mild to decide if and when the programme will be moved to the moderate Alzheimer’s disease in Phase 2 studies of next phase of clinical development. a humanised monoclonal antibody, AAB-001. This therapeutic antibody, which is thought to bind and clear AAB-002 beta amyloid peptide, is designed to provide antibodies We anticipate a potential filing of an IND in the latter to beta amyloid directly to the patient, rather than half of 2006 for AAB-002, a follow-on antibody requiring patients to mount their own individual programme, which is also in collaboration with Wyeth. responses. This approach, therefore, eliminates the This antibody has demonstrated unique attributes in our need for the patient to mount an immune response experimental animal models when compared to AAB-001, to beta amyloid. and therefore represents a potential follow-on candidate Animal studies have shown that this approach is as to the first-generation passive antibody. effective in clearing beta amyloid from the brain as active immunisation methods. By providing such a “passive ACC-001 immunisation” approach for treatment of Alzheimer’s We, in collaboration with Wyeth, are also disease, the benefits demonstrated with an earlier active developing ACC-001, a novel beta amyloid-related active immunisation study may be retained, while the safety immunisation approach. ACC-001 is in a Phase 1 clinical concerns may be greatly reduced or eliminated due to the study designed to study safety and immunogenicity in absence of stimulation of the patient’s immune response patients with mild to moderate Alzheimer’s disease. The to beta amyloid. ACC-001 approach is intended to induce a highly specific During the first half of 2005, we initiated two Phase 2 antibody response to beta amyloid. The goal is to clear clinical trials with AAB-001. Both trials are randomised, beta amyloid while minimising side effects such as From left to right: Andrei Konradi, Ted Yednock, Dora Games, Frédérique Bard, Elizabeth Messersmith, John-Michael Sauer, Peter Seubert, Nicki Vasquez, Nancy Wehner Elan Corporation, plc 2005 Annual Report 15

inflammation of the central nervous system. During the inhibitors appear to reduce beta amyloid levels in the course of 2006, we anticipate generating sufficient data brain, was an important step in this area of Alzheimer’s to enter into Phase 2 clinical trials. disease research. Our gamma secretase research is currently in the preclinical discovery phase. Our Secretase Inhibitor Research Beta and gamma secretases are proteases (enzymes External Research Collaborations that break down other proteins) that appear to clip the As part of our continued emphasis on supporting APP, resulting in the formation of beta amyloid. This is novel research approaches in academia, we created a significant because if the “clipping” of APP could be new research award programme with the Institute for prevented, the pathology of Alzheimer’s disease may be the Study of Aging Ltd. (ISOA), a biomedical venture changed. As a result of these discoveries, we have philanthropy founded by the Estée Lauder family. The developed and are pursuing advanced discovery three-year programme, entitled Novel Approaches to programmes focused on molecule inhibitors of beta and Drug Discovery for Alzheimer’s Disease, seeks to catalyse gamma secretases. We have been at the forefront of and fund academic and biotechnology industry scientists research in this area, publishing extensively since 1989, worldwide to conduct research leading to the discovery and anticipate moving small molecule secretase of effective therapies for Alzheimer’s disease. The first antagonists into the clinic in the next two to three years. winners of this research award programme — four recipients selected from a highly competitive pool of 45 Beta Secretase scientists from 12 countries — were announced by ISOA Beta secretase is believed to initiate the first step in in March 2006. the formation of beta amyloid, the precursor to plaque development in the brain. We have been an industry Parkinson’s Research leader in beta secretase research for more than 10 years. Parkinson’s disease is believed to be a result of Our findings concerning the role beta secretase plays in misfolded proteins in the brain. Parkinson’s disease is beta amyloid production, published in Nature in 1999, are characterised by the accumulation of aggregated alpha-considered a landmark discovery. Today, we continue to synuclein, or Lewy bodies, in degenerating neurons in be at the centre of understanding the complexities of particular regions of the brain. beta secretase and advancing potential disease-modifying Our early discovery efforts in Parkinson’s disease are agents that inhibit its role in Alzheimer’s disease guided by our expertise and leadership in Alzheimer’s pathology. In 2005, we resolved our dispute with Pfizer disease research. We made significant scientific progress Inc. (Pfizer), our former collaborator on the beta secretase in 2005, identifying unusual modified forms of alpha-programme. The settlement allows for both companies to synuclein in human Parkinson’s disease brain tissue. These operate with freedom in the beta secretase space. We are unique forms have led us to a series of therapeutic aggressively continuing our preclinical drug discovery targets, that will be a focus of our drug discovery efforts efforts, including expansion of our strategic industry- over the next few years. Some of our findings were leading patent portfolio covering beta secretase small published in the June 2005 edition of the journal Neuron. molecule inhibitors. Our scientists are also studying parkin, a protein found in the brain that has been genetically linked to Parkinson’s Gamma Secretase disease. Parkin may be involved in the elimination of Gamma secretase is an unusual multi-protein complex misfolded proteins within neurons. Some familial forms that is thought to play a significant role in the formation of Parkinson’s disease have been linked to mutations in of beta amyloid. We have played a critical leadership role parkin, and we are actively studying the relationship in the increased awareness of how gamma secretase may between parkin activity and neurodegeneration. This affect Alzheimer’s disease pathology. Our finding, research is in the drug discovery stage. published in 2001, that functional gamma secretase 16 Elan Corporation, plc 2005 Annual Report

Our Secretase Inhibitor Research

Beta and gamma secretases are proteases (enzymes that break down other proteins) that appear to clip the APP, resulting in the formation of beta amyloid. This is significant because if the "clipping" of APP could be prevented, the pathology of Alzheimer's disease may be changed. As a result of these discoveries, we have developed and are pursuing advanced discovery programmes focused on molecule inhibitors of beta and gamma secretases. We have been at the forefront of research in this area, publishing extensively since 1989, and anticipate moving small molecule secretase antagonists into the clinic in the next two to three years.

Beta Secretase

Gamma Secretase

External Research Collaborations

As part of our continued emphasis on supporting novel research approaches in academia, we created a new research award programme with the Institute for the Study of Aging Ltd. (ISOA), a biomedical venture philanthropy founded by the Estée Lauder family. The three-year programme, entitled Novel Approaches to Drug Discovery for Alzheimer's Disease, seeks to catalyse and fund academic and biotechnology industry scientists worldwide to conduct research leading to the discovery of effective therapies for Alzheimer's disease. The first winners of this research award programme – four recipients selected from a highly competitive pool of 45 scientists from 12 countries – were announced by ISOA in March 2006.

Parkinson's Research

Parkinson's disease is believed to be a result of misfolded proteins in the brain. Parkinson's disease is characterised by the accumulation of aggregated alpha-synuclein, or Lewy bodies, in degenerating neurons in particular regions of the brain.

16 Elan Corporation, plc 2005 Annual Report

O ur specialty business group encompasses our commercial activities related to meeting the needs of specialists treating severe bacterial infections in hospitals, and pain specialists addressing severe chronic pain. Currently, our products are the antibacterial hospital products Maxipime and Azactam, and Prialt, an innovative treatment for severe chronic pain.

About Severe Chronic Pain Prialt has been evaluated as an intrathecal infusion in There are many different ways to classify pain, including more that 1,200 patients participating in chronic pain duration or time, disease base, and whether physiologically trials. The longest treatment duration to date was more the pain is based in nerves that sense and respond to than seven years. damage to parts of the body (nociceptive), or if the pain is Prialt is in a new class of non-opioid analgesics known the result of an injury or malfunction in the peripheral or as N-type calcium channel blockers. It is a synthetic central nervous system (neuropathic). equivalent of a naturally occurring conopeptide found in Chronic pain can be defined as pain that has lasted over a marine snail known as Conus magus. Research suggests six months and is not relieved by medical or surgical care. that the novel mechanism of action of Prialt works by Chronic pain may result from a previous injury long since targeting and blocking N-type calcium channels on nerves healed; or it may be from an ongoing condition, such as that ordinarily transmit pain signals. back and/or leg pain, cancer pain, complex regional pain Prialt represents a unique accomplishment and syndromes, or painful nerve disorders (neuropathies). opportunity for Elan. From a scientific perspective, Prialt Pain can be classified as “severe” based on standardised is an important innovation — a new type of therapy in a measurements, such as the Visual Analog Scale of Pain field that has not seen a new product in approximately Intensity. Severe chronic pain is a significant debilitating 20 years. The significance of this innovation has received condition. Approximately 52,000 patients with severe chronic wide industry validation and recognition, including a pain have their condition managed by intrathecal therapy. December 2005 profile in Popular Science, which listed Prialt as one of the 100 best innovations of the year. Specialty Business Group In January 2005, we launched Prialt in the United States. Our specialty business group encompasses our The initial introduction of Prialt to the marketplace allowed commercial activities related to meeting the needs of physicians to gain the necessary experience with this specialists treating severe bacterial infections in hospitals, treatment; drove our appropriate responses to and pain specialists addressing severe chronic pain. reimbursement issues during the year; and clarified the Currently, our products are the antibacterial hospital marketing, education and other programmes and products Maxipime and Azactam, and Prialt, an innovative parameters required to continuously improve patient treatment for severe chronic pain. availability. We believe Prialt represents an important therapeutic option addressing an unmet need, and that it Our Focus has the potential for significant patient impact and market In severe and chronic pain, our efforts focus on contribution in the area of severe chronic pain. Revenue inflammatory and neuropathic pain, and pain that is from sales of Prialt totalled $6.3 million for 2005. unresponsive to existing therapies. In February 2005, the European Commission granted marketing authorisation for Prialt for the treatment of Prialt — A Different Pain Treatment severe, chronic pain in patients who require intrathecal On 28 December 2004, the FDA approved Prialt for the analgesia. Prialt has been awarded orphan drug status in management of severe chronic pain in patients for whom the European Union, which designates it as a product intra thecal therapy is warranted, and who are intolerant used for the diagnosis, prevention or treatment of life-of or refractory to other treatment, such as systemic threatening or very serious rare disorders or conditions. analgesics, adjunctive therapies or intrathecal morphine. On 20 March 2006, Elan completed the sale of the rights Prialt is approved for use only in the Medtronic to Prialt in Europe to Eisai, while retaining the product SynchroMed® EL, SynchroMed® II Infusion System and rights in the United States. CADD-Micro® ambulatory infusion pump. Prialt is administered through appropriate Hospital Business and Products programmable microinfusion pumps that can be Severe bacterial infections remain a major medical implanted or external, and which release the drug into concern, even more so with the rise in resistance and fewer the fluid surrounding the spinal cord. available therapies. We market two products that treat 18 Elan Corporation, plc 2005 Annual Report

About Severe Chronic Pain

Specialty Business Group

Our Focus

In severe and chronic pain, our efforts focus on inflammatory and neuropathic pain, and pain that is unresponsive to existing therapies.

Prialt — A Different Pain Treatment

On 28 December 2004, the FDA approved *Prialt* for the management of severe chronic pain in patients for whom intrathecal therapy is warranted, and who are intolerant of or refractory to other treatment, such as systemic analgesics, adjunctive therapies or intrathecal morphine. *Prialt* is approved for use only in the Medtronic SynchroMed® EL, SynchroMed® II Infusion System and CADD-Micro® ambulatory infusion pump.

Prialt is administered through appropriate programmable microinfusion pumps that can be implanted or external, and which release the drug into the fluid surrounding the spinal cord.

Prialt has been evaluated as an intrathecal infusion in more that 1,200 patients participating in chronic pain trials. The longest treatment duration to date was more than seven years.

Prialt is in a new class of non-opioid analgesics known as N-type calcium channel blockers. It is a synthetic equivalent of a naturally occurring conopeptide found in a marine snail known as Conus magus. Research suggests that the novel mechanism of action of *Prialt* works by targeting and blocking N-type calcium channels on nerves that ordinarily transmit pain signals.

Hospital Business and Products

18 Elan Corporation, plc 2005 Annual Report

Specialty Business — Operating Review severe bacterial infections, each designed to address specific infections requiring hospitalisation, such as pneumonia, medical needs within the hospital market. Distinct from the urinary tract infection and febrile neutropenia. Attributes community market, the hospital market is highly specialised of Maxipime are its broad spectrum of activity, including and often relies on a team of healthcare professionals that activity against many pathogens resistant to other influences the decision-making process. We are committed antibiotics, ease of use and favourable pharmaco-to meeting the needs of the infectious disease and critical economic profile. Revenue from sales of Maxipime care community within the hospital market. amounted to $140.3 million for 2005. The basic U.S. The Hospital Business actively maintains relationships patent on Maxipime expires in March 2007. However, with 1,035 hospitals throughout the United States, each two other U.S. patents covering Maxipime formulations characterised by unique and complex decision-making may provide protection until February 2008. processes. Approximately 550 of these hospitals are leading academic-teaching institutions. Our hospital sales Azactam force maintains key relationships with doctors and other We licensed the U.S. marketing rights to this injectable healthcare professionals in the areas of infectious disease, antibiotic from Bristol-Myers in January 1999. Azactam is critical care, pulmonary, emergency and pharmacy; and a monobactam and is principally used by surgeons, frequently interacts with oncologists. infectious disease specialists and internal medicine physicians to treat pneumonia, post-surgical infections Maxipime and septicemia. Revenue from sales of Azactam totalled We licensed the U.S. marketing rights to Maxipime $57.7 million for 2005. The basic U.S. patent on Azactam from Bristol-Myers Squibb Company (Bristol-Myers) in expired in October 2005. To date, no generic Azactam January 1999. Maxipime is a fourth-generation injectable product has been approved. However, we expect that cephalosporin antibiotic used to treat patients with generic competition to Azactam will emerge in 2006. serious and/or life-threatening infections. Pulmonologists, infectious disease specialists, emergency medicine specialists, Please refer to the “Financial Review” for additional surgeons, internal medicine physicians, hematologists and information concerning our revenue by category for 2005 oncologists prescribe Maxipime for patients with severe and 2004. From left to right: Betsy O’Neill, John Donahue, Dale Schenk, Ivan Lieberberg, Richard Chin, Nina Ashton, Sheri Barrack Elan Corporation, plc 2005 Annual Report 19

Pipeline & Products Discovery Preclinical Phase 1 Phase 2 Phase 3 Filed Approved Marketed Autoimmune Diseases Multiple Sclerosis Tysabri® (natalizumab) (U.S.)* Tysabri® (natalizumab) (EU)* Crohn’s Disease Tysabri® (natalizumab) (U.S.)* Tysabri® (natalizumab) (EU)* Autoimmune Diseases ELND-001 ELND-002 Autoimmune Research Neurodegenerative Diseases Alzheimer’s Disease Immunotherapies** AAB-001 Monoclonal Antibody AAB-002 Monoclonal Antibody ACC-001 Immunoconjugate Alzheimer’s Disease Secretase Inhibitors Beta Secretase Research Gamma Secretase Research Parkinson’s Disease Parkinson’s Research Specialty Business Severe Chronic Pain Prialt® (ziconotide intrathecal infusion) (U.S.) Infectious Diseases AzactamTM (aztreonam for injection, USP) (U.S.) MaxipimeTM (cefepime hydrochloride) (U.S.) * Developed in collaboration with Biogen Idec. In February 2005, Elan and Biogen Idec voluntarily suspended marketing and clinical dosing of Tysabri. FDA action about the reintroduction of Tysabri as a treatment for relapsing forms of MS is anticipated on or before 28 June 2006. ** Developed in collaboration with Wyeth. 20 Elan Corporation, plc 2005 Annual Report

O ur NanoCrystal achievements capped a strong year for EDT and illustrate the benefits of a drug technology model that is built on a foundation of innovation and collaboration. We expect this part of our business to expand.

About NanoCrystal Technology F. Hoffmann La Roche Ltd. and Hoffmann La Roche Inc. NanoCrystal technology involves reducing crystalline drug We also announced that our NanoCrystal technology to particles under 400 nanometres. By reducing particle size, is being used by Johnson & Johnson Pharmaceutical the exposed surface area of the drug is increased and is then Research and Development in a Phase 3 clinical trial of stabilised to maintain particle size. The drug in nano-form a long acting injectable in patients with schizophrenia, can be incorporated into common dosage forms, including and that the Japanese patent office had granted a key tablets, capsules, inhalation devices, and sterile forms for NanoCrystal technology patent. injection, with the potential for substantial improvements to clinical performance. Elan’s Patented and Commercialised NanoCrystal Technology Elan Drug Technologies Elan’s NanoCrystal technology is a drug optimisation EDT focuses on product development, scale-up and technology applicable to poorly water-soluble compounds. manufacturing to address drug optimisation challenges It is covered by more than 130 U.S. and international of the pharmaceutical industry. EDT offers the industry patents and patent applications and is part of a suite a suite of proprietary technology-driven solutions. of technologies that EDT offers to third-party clients. Our NanoCrystal technology was integral to the Elan’s NanoCrystal technology has offered tangible success of EDT in 2005. Sales by third parties of patient benefits to a number of compounds. For one products incorporating our NanoCrystal technology product, now commercialised, the technology improved grew substantially in 2005, and the fourth NanoCrystal- bioavailability by up to 600 percent; for another incorporated product was launched in the United States. launched product, it allowed a four-fold reduction in Important announcements for the year included the dosage volume; and for others it eliminated the fed-signing of a number of development agreements with fasting effects, providing clear patient benefits to third parties, as well as a broad licence agreement with particular therapies. Products developed and now commercialised in the United States using Elan’s patented NanoCrystal technology include: • Emend® — oral tablet form of aprepitant, a poorly water-soluble compound; • Megace® ES — concentrated oral suspension, with 75 percent reduced dose and improved dissolution and bioavailability; • Rapamune® — convenient oral tablet form eliminating reconstitution and refrigerated storage of original compound; and • TriCor® — new formulation of Abbott’s fenofibrate, which can be taken without regard to food. 22 Elan Corporation, plc 2005 Annual Report

Elan Drug Technologies — Operating Review We currently have more than 30 products in various equipped current Good Manufacturing Practice (cGMP) stages of development from feasibility through to Phase compliant manufacturing capacity. 3 projects. Experience, Expertise and Patented Manufacturing and Scale-up Activities Technology Portfolio The cohabitation of development and manu- Elan has a proud track record of innovation and facturing capabilities on the same sites in EDT allows expertise in drug optimisation. For more than 35 years, for streamlined scale-up and transfer to commercial Elan has been applying its skills and knowledge to scale manufacturing activities. EDT’s principal enhance the performance of dozens of drugs that have manufacturing and development facilities are located in subsequently been marketed in more than 40 countries Athlone, Ireland and Gainesville, Georgia, in the United worldwide. Today, more than 2.5 million patients States. In 2005, we expanded the range of services we worldwide use drug products based on or enhanced by offer clients, with the completion of a sterile fill and finish our technologies. facility in our Athlone campus. Our range of services Our NanoCrystal technology was integral to the includes formulation development, analytical develop- success of EDT in 2005. We look forward to more ment, clinical trial manufacturing and scale-up, and product approvals incorporating this technology in the product registration support. next few years and to growing our business substantially The Athlone campus, an FDA/EMEA compliant site, over this period. now comprises more than 460,000 square feet under roof, of which 218,000 square feet has dedicated, fully- From left to right: Nigel Clerkin, Liam Daniel, Roisín Foley, Paul Breen, Emer Reynolds, Shane Cooke Elan Corporation, plc 2005 Annual Report 23

Environment Many factors and elements contribute to the environment in which we conduct our activities. Key factors and elements include the world pharmaceutical market, government regulation, the product approval process, manufacturing, patents and intellectual property rights, competition, distribution, raw materials and product supply, employees and principal properties. World Pharmaceutical Market region. For this reason, the factors discussed below, such IMS audited global pharmaceutical sales increased by as “Government Regulation” and “Product Approval,” 7% from 2004 to $602.0 billion in 2005. In 2004, IMS place emphasis on requirements in the United States. audited global pharmaceutical sales increased by 7% over 2003. Biotech products accounted for 9% of global sales Government Regulation in 2005 and account for 27% of the active research and The pharmaceutical industry is subject to significant development pipeline. regulation by international, national, state and local North America, Japan and Europe accounted for governmental regulatory agencies. Pharmaceutical approximately 82% of global pharmaceutical sales in product registration is primarily concerned with the safety, 2005, compared to 88% as in 2004. North America’s efficacy and quality of new drugs and devices, and, in pharmaceutical sales grew 5% to $265.7 billion, some countries, their pricing. A product must generally representing 44% of all global pharmaceutical sales undergo extensive clinical trials before it can be approved in 2005. for marketing. The process of developing a new The U.S. market is our most important market. pharmaceutical product, from idea to commercialisation, Please refer to Note 4 to the Consolidated Financial can take in excess of 10 years. This period varies Statements for an analysis of revenue by geographic 24 Elan Corporation, plc 2005 Annual Report

Environment — Operating Review considerably from case to case and from country could result in criminal penalties and the disallowance of to country. research and manufacturing of clinical products. An application for registration includes specific details Exemptions are provided for select agents used for a concerning not only the chemical composition, but also legitimate medical purpose or for biomedical research, the manufacturing plant and procedures involved in the such as toxins for medical use and vaccines. production of the product. The time from submission of The pricing of pharmaceutical products is regulated in an application to commercialisation of the product is many countries. The mechanism of price regulation varies. typically two years or longer. After a product has been For example, certain countries regulate the price of approved by the regulatory authorities and has been individual products while in other countries prices are launched, it is a condition of the product approval that controlled by limiting overall company profitability. In all aspects relating to its safety, efficacy and quality the United States, while there are limited indirect federal remain under review. government price controls over private sector purchases Governmental authorities, including the FDA and of drugs, there have been ongoing discussions on comparable regulatory authorities in other countries, potential reforms of the healthcare system, including regulate the design, development, testing, manufacturing the pricing of pharmaceuticals, which could result, directly and marketing of pharmaceutical products. For example, or indirectly, in the implementation of price controls on a the Federal Food, Drug and Cosmetics Act, the Public larger number of pharmaceutical products. Certain states Health Service Act, the Controlled Substances Act and are attempting to impose requirements, processes, or other federal statutes and regulations impose systems that would result in indirect price controls. It is requirements on the clinical and non-clinical testing, not possible to predict future regulatory action on the safety, effectiveness, manufacturing, labelling, storage, pricing of pharmaceutical products. recordkeeping, reporting, advertising, marketing, import, In June 2002, we entered into a settlement with the export, distribution and approval of our products in the U.S. Federal Trade Commission (FTC) resolving the FTC’s United States. Non-compliance with applicable investigation of a licensing arrangement between us requirements can result in fines and other judicially and Biovail Corporation (Biovail) relating to nifedipine, imposed sanctions, including product seizures, import a generic version of the hypertension drug Adalat™ CC restrictions, injunctive actions and criminal prosecutions. In addition, administrative remedies can involve requests to recall violative products, the refusal of the government to enter into supply contracts or the refusal to approve pending product approval applications for drugs, biological products, or medical devices, until manufacturing or other alleged deficiencies are brought into compliance. The FDA also has the authority to cause the withdrawal of approval of a marketed product or to impose labelling restrictions. In addition, the U.S. Centers for Disease Control and Prevention regulate select biologics and toxins. This includes registration and inspection of facilities involved in the transfer or receipt of select agents. Select agents are subject to specific regulations for packaging, labelling and transport. Non-compliance with applicable requirements Elan Corporation, plc 2005 Annual Report 25

(nifedipine). The settlement is reflected in a consent order range of loss, if any, with respect to the resolution of which, by its terms, does not constitute an admission by the investigation. us that any law had been violated, and does not provide On 13 March 2003, we received notification from the for monetary fines or penalties. We continue to satisfy FTC that the FTC’s Bureau of Competition was conducting all of the terms of the consent order. an investigation to determine whether we, King In June 2001, we received a letter from the FTC stating Pharmaceuticals, Inc. or any other person was engaging that the FTC was conducting a non-public investigation in unfair methods of competition in violation of Section 5 to determine “whether Brightstone Pharma, Inc. of the Federal Trade Commission Act, including, among (Brightstone), Elan Corporation, plc or others may have other things, by preventing or slowing generic engaged in an effort to restrain trade by entering into competition to Skelaxin™ (metaxalone). The FTC’s stated an agreement which may restrict the ability of Brightstone focus of the investigation was our listing in the FDA’s or others to market a bioequivalent or generic version of Approved Drug Products with Therapeutic Equivalence Naprelan™ (naproxen sodium controlled-release).” In Evaluations (Orange Book) of at least one patent for October 2001, our counsel met informally with the FTC Skelaxin, and other actions with regard to the FDA staff to discuss the matter. No further communication from regulatory process. On 8 May 2003, we received the FTC was received until December 2002, when we were notification from the FTC that it had discontinued served with a subpoena duces tecum from the FTC for the that portion of its investigation concerning whether production of documents related to Naprelan. We have we wrongfully listed a patent for Skelaxin in the Orange voluntarily provided documents and witness testimony in Book. We do not believe that it is feasible to predict or response to the subpoena and continue to cooperate with determine the outcome of the remaining portion of the the FTC relating to this investigation. We do not believe investigation and any possible effect on our business, that it is feasible to predict or determine the outcome of or to reasonably estimate the amounts or potential the investigation and any possible effect on our business, range of loss, if any, with respect to the resolution or reasonably to estimate the amounts or potential of the investigation. Product Approval Preclinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the FDA as part of an IND before human testing may proceed. Under U.S. law, an IND must be submitted to the FDA and become effective before human clinical trials may commence. U.S. law further requires that studies conducted to support approval for product marketing be “adequate and well controlled.” In general, this means that either a placebo or a product already approved for the treatment of the disease or condition under study must be used as a reference control. Studies must also be conducted in compliance with good clinical practice (GCP) requirements, and adverse event and other reporting requirements must be followed. 26 Elan Corporation, plc 2005 Annual Report

Environment — Operating Review The clinical trial process can take three to 10 years or more to complete, and there can be no assurance that the data collected will be in compliance with GCP regulations, will demonstrate that the product is safe or effective, or, in the case of a biologic product, pure and potent, or will provide sufficient data to support FDA approval of the product. The FDA may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be terminated by institutional review boards, which must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede, or prevent marketing authorisation. The results of the preclinical and clinical testing, along with information regarding the manufacturing of will be considered adequate by the FDA. Additionally, any the product and proposed product labelling, are evaluated significant change in the approved product or in how it is and, if determined appropriate, submitted to the FDA manufactured, including changes in formulation or the through a licence application such as a New Drug site of manufacture, generally require prior FDA approval. Application (NDA) or a BLA. In certain cases an The packaging and labelling of all products developed by Abbreviated New Drug Application (ANDA) can be filed in us are also subject to FDA approval and ongoing lieu of filing an NDA. An ANDA relies on bioequivalency regulation. tests that compare the applicant’s drug with an already In the United States, under the Prescription Drug approved reference drug rather than on clinical safety and User Fee Act and the Medical Device User Fee and efficacy studies. An ANDA might be available to us for a Modernization Act, the FDA receives fees for reviewing new formulation of a drug for which bioequivalent forms product applications and supplements thereto, as well as have already been approved by the FDA. In responding to annual fees for commercial manufacturing establishments applications for approval, the FDA could grant marketing and for approved products. These fees can be significant. approval, approve the product for a narrower indication, For example, the NDA or BLA review fee alone can impose labelling or distribution restrictions, request exceed $0.5 million, although certain deferrals, waivers additional information, require post-approval studies or and reductions may be available. Even when user fees deny the application. Applications are often referred to an are significant, they do not generally constitute a major outside FDA advisory committee of independent experts expense relative to the overall cost associated with prior to the FDA acting on the application. Similar systems product development and regulatory approval. are in place for the testing and approval of biologics and Whether or not FDA approval has been obtained, medical devices. approval of a pharmaceutical product by comparable There can be no marketing in the United States of any regulatory authorities in other countries outside the drug, biologic or device for which a marketing application United States must be obtained prior to the marketing is required until the application is approved by the FDA. of the product in those countries. The approval procedure Until an application is actually approved, there can be no varies from country to country. It can involve additional assurance that the information requested and submitted testing and the time required can differ from that Elan Corporation, plc 2005 Annual Report 27 programmes must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorised users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Manufacturing Each manufacturing establishment, including any contract manufacturers, used to manufacture a product must be listed in the product application for such product. In the United States, this means that each manufacturing establishment must be listed in the drug, biologic, or device application, and must be registered with the FDA. The application will not be approved until required for FDA approval. Although there are procedures the FDA conducts a manufacturing inspection, approves for unified filings for EU countries, in general, most other the applicable manufacturing process for the product, countries have their own procedures and requirements. and determines that the facility is in compliance with Once a product has been approved, significant legal cGMP requirements. If the manufacturing facilities and and regulatory requirements apply in order to market a processes fail to pass the FDA inspection, the FDA will product. In the United States these include, among other not grant approval to market the product. All facilities things, requirements related to adverse event and other are also subject to periodic regulatory inspections to reporting, product advertising and promotion, and ensure ongoing compliance with cGMP. At 31 December ongoing adherence to cGMP requirements, as well as 2005, we had manufacturing facilities in Ireland and the the need to submit appropriate new or supplemental United States. applications and obtain FDA approval for certain changes At 31 December 2005, we employed 800 people in our to the approved product, product labelling or manufacturing, supply and drug development activities, manufacturing process. Adverse events that are reported over half of these in Athlone, Ireland. This facility is the after marketing authorisation can result in additional primary location for the manufacture of oral solid dosage limitations being placed on a product’s use and, products, including instant, controlled-release and oral potentially, withdrawal of the product from the market. micro particulate products. Additional dosage capabilities Any adverse event, either before or after marketing may be added as required to support future product authorisation, can result in product liability claims introductions. Our facility in Gainesville, Georgia, United against us. States, provides additional oral controlled-release dosage The FDA also enforces the requirements of the product manufacturing capability and is registered with Prescription Drug Marketing Act, which, among other the U.S. Drug Enforcement Administration for the things, imposes various requirements in connection with manufacture, packaging and distribution of Schedule II the distribution of product samples to physicians. Sales, controlled drugs. Capital expenditures at our marketing and scientific/educational grant programmes manufacturing sites amounted to approximately $38.0 must comply with the Medicare-Medicaid Anti-Fraud and million in 2005 mainly at the Athlone facility, where we Abuse Act, as amended, the False Claims Act, as have completed construction of a new 41,800 sq ft sterile amended, and similar state laws. Pricing and rebate fill and finish facility which cost approximately $42.0 28 Elan Corporation, plc 2005 Annual Report

Environment — Operating Review million to build. The sterile fill and finish facility is AvinzaTM once-daily, novel dual release morphine expected to be operational by the second quarter sulphate and Ritalin® once-daily, pulsatile release of of 2006. methylphenidate. In 2005, FDA approval was granted All facilities and manufacturing techniques used for for the manufacture of Focalin XR® — once daily the manufacture of products and devices for clinical dexmethylphenidate for treatment of Attention-Deficit use or for sale in the United States must be operated Hyperactivity Disorder. The consent decree does not in conformity with cGMP regulations. There are FDA represent an admission by Elan Holdings of any of the regulations governing the production of pharmaceutical allegations set forth in the decree. Under the terms of the products. Our facilities are also subject to periodic consent decree, which will continue in effect until at least regulatory inspections to ensure ongoing compliance with May 2006, Elan Holdings is permanently enjoined from cGMP regulations. violating cGMP regulations. In addition, Elan Holdings was In May 2001, Elan Holdings, Inc. (Elan Holdings) required to engage an independent expert, subject to a wholly owned subsidiary of Elan, the late Donal J. FDA approval, to conduct inspections of the facility at Geaney, then chairman and chief executive officer of least annually through May 2004, in order to ensure the Elan, William C. Clark, then president, operations, and facility’s compliance with cGMP. two then employees of Elan Holdings, Hal Herring and The first of these inspections was completed and Cheryl Schuster, entered into a consent decree of reported upon by the independent expert to the FDA on permanent injunction with the U.S. Attorney for the 3 September 2002. A corrective action plan was prepared Northern District of Georgia, on behalf of the FDA, and sent to the FDA in response to this inspection. A relating to alleged violations of cGMP at our Gainesville second independent consultant audit occurred in May facility. The facility manufactured, and continues to 2003 and was reported upon by the independent expert manufacture, verapamil hydrochloride controlled-release to the FDA on 14 August 2003. In May 2004, the capsules used in the treatment of high blood pressure, independent expert closed out its third and final audit. From left to right: Joe Boudreau, David Miller, Raymond Townsend, Jeannie Giacchino, Malcolm Lloyd-Smith Elan Corporation, plc 2005 Annual Report 29

The audit report was forwarded to the FDA in August of Tysabri to treat irritable bowel disease and a variety of 2004 and this report expressed satisfaction with our other indications, and ii) methods of manufacturing corrective action plan and response to date. During the Tysabri expire generally between 2012 and 2020. Outside term of the consent decree, we expect that the facility the United States, patents on i) the product and methods will be subject to increased FDA inspections and, under of manufacturing the product, and ii) methods of the terms of the consent decree, we will be required to treatment generally expire in the 2014-2016 and 2012-reimburse the FDA for its costs related to these 2020 timeframe, respectively. If Tysabri receives regulatory inspections. We believe that, during the term of the approval in those jurisdictions, those patents may be consent decree, the FDA will continue to process eligible for supplemental protection certificates. approvals for products to be manufactured at the facility. In addition to our Tysabri collaboration with Biogen For example, during 2002 the FDA approved Avinza and Idec, we have entered into licences covering intellectual Ritalin, and Focalin XR was approved in 2005, which are property related to Tysabri. We will pay royalties under being manufactured at the Gainesville facility. Elan may these licences based upon the level of Tysabri sales. We petition the courts to have the consent decree removed may be required to enter into additional licences related after May 2006. to Tysabri intellectual property. If these licences are not available, or are not available on reasonable terms, we Patents and Intellectual Property Rights may be materially and adversely affected. Our competitive position depends on our ability to The fundamental U.S. patent covering the use of Prialt obtain patents on our technologies and products, to to produce analgesia expires in 2011. Two further U.S. defend our patents, to protect our trade secrets and to patents covering: (i) the commercial, stabilised operate without infringing the valid patents or trade formulation of Prialt and (ii) a method for preventing secrets of others. We own or license a number of U.S. progression of neuropathic pain expire in 2015. One of and foreign patents. our patents covering Prialt may qualify for a U.S. patent These patents cover: term extension of up to five years. • Pharmaceutical active ingredients, products containing The basic U.S. patent for Maxipime expires in March them and their uses; 2007. However, two U.S. patents covering Maxipime • Pharmaceutical formulations; and formulations may provide patent protection until • Product manufacturing processes. February 2008. Patents for products extend for varying periods The basic U.S. patent for Azactam expired in October according to the date of patent filing or grant and the 2005. Azactam is expected to face generic competition, legal term of patents in various countries. The actual which is expected to have a substantial adverse effect on protection afforded by a patent, which can vary from our revenues from, and gross margin for, Azactam. country to country, depends upon the type of patent, the However, to date, no generic Azactam product has scope of its coverage and the availability of legal remedies been approved. in the country. The primary patents covering Elan’s NanoCrystal Tysabri is covered by a number of pending patent technology expire in the U.S. in 2011 and in countries applications and issued patents in the United States and outside the U.S. in 2012. many foreign countries. Elan has a basic U.S. patent for We also have more than 130 U.S. and internatio nal Tysabri covering the humanised antibody and its use to patents and patent applications that relate to our treat MS, which expires in 2014, subject to any available NanoCrystal drug optimisation technology applicable to patent term extensions. Additional U.S. patents of Elan poorly water-soluble compounds. and/or its collaborator, Biogen Idec, which cover i) the use 30 Elan Corporation, plc 2005 Annual Report

Environment — Operating Review Our products are sold around the world under brand affect our business, financial condition and results of name, logo and product design trademarks that we operations. consider in the aggregate to be of material importance. Our competitive position depends, in part, upon our Trademark protection continues in some countries for as continuing ability to discover, acquire and develop long as the mark is used and, in other countries, for as innovative, cost-effective new products, as well as new long as it is registered. Registrations generally are for indications and product improvements protected by fixed, but renewable, terms. patents and other intellectual property rights. We also compete on the basis of price and product differentiation Competition and through our sales and marketing organisation that The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than us. We also compete with smaller research companies and generic drug manufacturers. When Tysabri is reintroduced in the United States as a treatment for relapsing forms of MS, it will compete primarily with Avonex marketed by our collaborator Biogen Idec; Betaseron® marketed by Berlex Laboratories; Rebif® marketed by Serono SA and Pfizer; and Copaxone® marketed by Teva Pharmaceuticals Ltd. Many companies are working to develop new therapies or alternative formulations of products for MS, which if successfully developed would compete with Tysabri. A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity provides information to medical professionals and and, thereafter, it may be subject to further competition launches new products. If we fail to maintain our from generic products. Our product Azactam lost its basic competitive position, our business, financial condition and U.S. patent protection in October 2005. We expect that results of operations may be materially adversely affected. generic competition to Azactam will emerge in 2006 and will have a material and adverse effect on sales Distribution of Azactam. We sell our pharmaceutical products primarily to drug Generic competitors may also challenge existing patent wholesalers. Our revenue reflects the demand from these protection or regulatory exclusivity. Governmental and wholesalers to meet the in-market consumption of our other pressures toward the dispensing of generic products products and to reflect the level of inventory that may rapidly and significantly reduce, slow, or reverse the wholesalers of our products carry. Changes in the level of growth in, sales and profitability of any of our products inventory can directly impact our revenue and could result not protected by patents or regulatory exclusivity, and in our revenue not reflecting in-market consumption of may adversely affect our future results and financial our products. condition. The launch of competitor products, including generic versions of our products, may materially adversely Elan Corporation, plc 2005 Annual Report 31

We generally manufacture our drug delivery products and the remainder worked in general and for licensees and distributors but do not usually engage in administrative areas. any direct sales of drug delivery products. Property, Plant and Equipment Raw Materials and Product Supply We consider that our properties are in good operating Raw materials and supplies are generally available in condition and that our machinery and equipment have quantities adequate to meet the needs of our business. been well maintained. Facilities for the manufacture of We have a policy of dual sourcing where practicable but products are suitable for their intended purposes and do not have dual sourcing or manufacturing for a number have capacities adequate for current and projected needs. of our raw materials or products. We are also dependent on third-party manufacturers for most of the For additional information, please refer to Note 14 pharmaceutical products that we market. An inability to to the Consolidated Financial Statements, which discloses obtain raw materials or product supply could have a amounts invested in land and buildings and plant and material adverse impact on our business, financial equipment, Note 27 to the Consolidated Financial condition and results of operations. Statements, which discloses future minimum rental commitments, Note 28 to the Consolidated Financial Employees Statements, which discloses capital commitments for On 31 December 2005, we had 1,729 employees the purchase of property, plant and equipment and worldwide, of whom 471 were engaged in R&D activities, dispositions of plant and equipment, and “Financial 583 were engaged in manufacturing and supply activities, Review — Liquidity and Capital Resources,” which discloses 310 were engaged in sales and marketing activities our capital expenditures. Principal Properties The following table lists the location, ownership interest, use and size of our principal properties: Location and Ownership Interest Use Size Athlone, Ireland R&D, manufacturing and administration 463,000 Sq. Ft. Owned Gainesville, Georgia, United States R&D, manufacturing and administration 84,000 Sq. Ft. Owned San Diego, California, United States Product development, sales and administration 217,700 Sq. Ft. Leased South San Francisco, California, United States R&D and administration 199,250 Sq. Ft. Leased King of Prussia, Pennsylvania, United States R&D, manufacturing, sales and administration 50,000 Sq. Ft. Leased Stevenage, United Kingdom Product development and administration 8,043 Sq. Ft. Leased Dublin, Ireland Corporate administration 19,700 Sq. Ft. Leased New York, New York, United States Corporate administration 14,500 Sq. Ft. Leased 32 Elan Corporation, plc 2005 Annual Report

Raw Materials and Product Supply

Employees

On 31 December 2005, we had 1,729 employees worldwide, of whom 471 were engaged in R&D activities, 583 were engaged in manufacturing and supply activities, 310 were engaged in sales and marketing activities and the remainder worked in general and administrative areas.

Property, Plant and Equipment

Principal Properties

Location and Ownership Interest	Use	Size
Athlone, Ireland *Owned*	R&D, manufacturing and administration	463,000 Sq. Ft.
Gainesville, Georgia, United States *Owned*	R&D, manufacturing and administration	84,000 Sq. Ft.
San Diego, California, United States *Leased*	Product development, sales and administration	217,700 Sq. Ft.
South San Francisco, California, United States *Leased*	R&D and administration	199,250 Sq. Ft.
King of Prussia, Pennsylvania, United States *Leased*	R&D, manufacturing, sales and administration	50,000 Sq. Ft.
Stevenage, United Kingdom *Leased*	Product development and administration	8,043 Sq. Ft.
Dublin, Ireland *Leased*	Corporate administration	19,700 Sq. Ft.
New York, New York, United States *Leased*	Corporate administration	14,500 Sq. Ft.

32 Elan Corporation, plc 2005 Annual Report

Elan people appearing in this Annual Report (alphabetical order) Nina Ashton VP, Intellectual Property Jennifer Johnston, PhD Principal Scientist, Michael Babcock, PhD Post Doctoral Biology Research Fellow Raj Kewalramani Sr Manager, Pharmaceutical Menghis Bairu, MD VP, Head of Global Development Medical Affairs Karen Kim EVP, Corp. Strat. & Alliances, Frédérique Bard, PhD VP, Biology Comm., Branding & Specialty Business Group Sheri Barrack, PhD VP, Biopharmaceutical Andrei Konradi, PhD Sr Director, Chemical Development Sciences Joe Boudreau SVP, Health Care Systems Thomas Lecocq Sr Research Associate, Biology Paul Breen EVP, EDT Ivan Lieberburg, MD, PhD EVP, Chief Medical Officer Nancy Bryan SVP, Integrated Sales & Services, Tysabri Malcolm Lloyd-Smith VP, Global Regulatory Affairs James Callaway, PhD SVP, Alzheimer’s Program Executive Kathleen Martorano EVP, Strategic HR Richard Chin, MD SVP, Head of Global Simon McGurk, PhD Sr Manager, Development Pharmaceutical Development Nigel Clerkin SVP, Finance and Group Controller Elizabeth Messersmith, PhD VP, Autoimmune Research Richard Collier EVP, General Counsel David Miller, PhD VP, Pharmacoeconomics Deborah Collins VP, Corporate Compliance Betsy O’Neill, PhD VP, Corporate Strategy Shane Cooke EVP, Chief Financial Officer Kyle Powell Sr Research Associate, Biology Liam Daniel EVP, Company Secretary Emer Reynolds VP, Investor Relations Chris Dax VP, Specialty Business Group-Prialt Donald Rudolph Associate Manager, DMPK Apurva Dixit Sr Sales Specialist-In-Field Trainer John-Michael Sauer, PhD Sr Director, Lead John Donahue SVP, Legal — Corporate Discovery & Optimization Lars Ekman, MD, PhD EVP, President, Global Kimberly Schafer Research Associate, EDT R&D, Head of Neurodegeneration Franchise Dale Schenk, PhD SVP, Chief Scientific Officer

Financial Information

Elan Corporation, plc 2005 Annual Report  33

Terms
As used herein, “we” , “our” , “us” , “Elan” and the “Company” refer to Elan Corporation, plc (public limited company) and its consolidated subsidiaries, unless the context requires otherwise.
Financial Statements
We prepare our Consolidated Financial Statements included in this Annual Report in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. These are our first Consolidated Financial Statements prepared in accordance with IFRS and comparative information, which was previously presented under Irish generally accepted accounting principles (Irish GAAP) for the year ended 31 December 2004, has been restated under IFRS, with the exception of financial assets and liabilities as IAS 32 and IAS 39 were adopted with effect from 1 January 2005.
We also prepare separate Consolidated Financial Statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Form 20-F under U.S. GAAP is a separate document from this Annual Report. IFRS differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP, please refer to U.S. GAAP information beginning on page 152 of this Annual Report.
Trademarks
All product names appearing in italics are trademarks of Elan. Non-italicised products are trademarks of other companies.
Cautionary Factors That May Affect Future Results
Statements included herein that are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialise, our results could be materially affected.
This Annual Report contains forward-looking statements about our financial condition, results of operations and estimates, business prospects and products that involve substantial risks and uncertainties. These statements can be identified by the fact that they use words such as “anticipate”, “estimate”, “project”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following:

•	Whether and when we will be able to resume marketing and developing Tysabri;

•	Even if we can resume marketing and developing Tysabri, the potential of Tysabri and the potential for the successful development and commercialisation of additional products;

•	The potential of Prialt as an intrathecal treatment for severe pain;

•	Our ability to maintain sufficient cash, cash equivalents, and investments and other assets capable of being liquidated to meet our liquidity requirements;

•	Whether restrictive covenants in our debt obligations will adversely affect us;

•	Competitive developments affecting our products, including the introduction of generic competition following the scheduled loss of patent protection or marketing exclusivity for our products;

•	Our ability to protect our patents and other intellectual property;

•	Difficulties or delays in manufacturing;

•	Trade buying patterns;

•	Pricing pressures and uncertainties regarding healthcare reimbursement and reform;

•	The failure to comply with anti-kickback and false claims laws in the United States;

•	Extensive government regulation;

•	Risks from potential environmental liabilities;

•	Failure to comply with our reporting and payment obligations under Medicaid or other government programmes;

•	Exposure to product liability risks;

•	An adverse effect that could result from the purported class action lawsuits initiated following the voluntary suspension of the marketing and clinical dosing of Tysabri;

•	The volatility of our share price; and

•	Some of our agreements that may discourage or prevent someone from acquiring us.
We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

34 Elan Corporation, plc 2005 Annual Report

Financial Review
Introduction
This Annual Report for the year ended 31 December 2005 meets the reporting requirements pursuant to Irish Company law, the listing rules of the Irish Stock Exchange and the United Kingdom Listing Authority (Listing Rules).
This financial review primarily discusses:

•	Current operations;

•	Critical accounting policies;

•	International Financial Reporting Standards;

•	The results of operations for the year ended 31 December 2005 compared to the year ended 31 December 2004;

•	Segment analysis;

•	Our financial position, including capitalisation and liquidity;

•	Market risk; and

•	Post balance sheet events.
Current Operations
Our business is organised into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases, and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimisation challenges of the pharmaceutical industry.
For additional information on our current operations please refer to the Operating Review on pages 1 to 32.
Critical Accounting Policies
The Consolidated Financial Statements include certain estimates based on management’s best judgements. Estimates are used in determining items such as the fair value of the conversion option on our 6.5% Guaranteed Convertible Notes due in 2008 (6.5% Convertible Notes), the fair value of share-based compensation, the carrying values of intangible assets, the accounting for contingencies and estimating sales rebates and discounts, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.
Convertible Debt
As permitted under IFRS 1, “First-time Adoption of International Financial Reporting Standards,” (IFRS 1), we adopted IAS 32, “Financial Instruments: Disclosure and Presentation,” (IAS 32) and IAS 39, “Financial Instruments: Recognition and Measurement,” (IAS 39), from 1 January 2005 and as a result, our accounting treatment of convertible debt changed from 1 January 2005 onwards. Prior to 1 January 2005, we accounted for our 6.5% Convertible Notes on an amortised cost basis until extinguished on conversion or maturity, with no separate recognition of the conversion option. From 1 January 2005, convertible notes are analysed into a debt component and a separate conversion option component. The initial fair value of the debt portion of the convertible notes is determined on the issue date using a market interest rate for an equivalent non-convertible note. The resulting difference between this discounted amount and the principal amount of the debt represents the initial fair value of the conversion option. The debt portion is initially recorded as a liability at fair value, net of the discount and issuance costs, which is accreted to the principal amount of the debt up to maturity of the notes using the effective interest rate method. The effective interest rate of the 6.5% Convertible Notes is 15.9%. The conversion option is classified as a liability if it may be settled by either party other than by the exchange of a fixed amount of cash for a fixed number of the entity’s own equity instruments. The conversion option included in our 6.5% Convertible Notes contained a cash settlement provision, which allowed us to choose to settle the holders’
Elan Corporation, plc 2005 Annual Report  35

conversion right (the holders can convert into a fixed number of equity shares at certain times), by instead making a payment of a cash amount equal to the market value of the shares that would otherwise have been issued.
As the cash settlement provision of the conversion option was revoked with effect from 28 October 2005, the conversion option is marked-to-market through the income statement from 1 January 2005 to 28 October 2005, consistent with the treatment of other derivative assets and liabilities. After 28 October 2005, the conversion option is measured as an equity component of a compound instrument as part of shareholders’ equity and is not subsequently remeasured after this date.
The factors affecting the fair value of the conversion option include market conditions, comparability of market interest rates for equivalent non-convertible notes and positive or negative developments or news affecting the company. As a result of the significant decline in our share price from $27.25 at 1 January 2005 to $7.97 at 28 October 2005, the fair value gain on our conversion option for the year ended 31 December 2005 amounted to $1,136.1 million (2004: $Nil). For additional information on the fair value of the conversion option component of the 6.5% Convertible Notes, please refer to Note 6 to the Consolidated Financial Statements.
Share-based Compensation
Equity settled share-based payments made to employees are recognised in the financial statements based on the fair value of the awards measured at the date of grant. The fair value is expensed over the period the related services are received. The fair value of share options is calculated using a binomial option-pricing model and the fair value of options issued under employee equity purchase plans is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our employee equity purchase plans have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for our employee equity purchase plans. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting. In 2005, we recognised an expense for share-based compensation of $36.6 million (2004: $15.1 million).
The determination of fair value of share-based payment awards on the date of grant using an option-pricing model, such as the binomial model, is affected by our stock price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, risk-free interest rates, and actual and projected employee stock option exercise behaviours.
We use the implied volatility for traded options on our stock with remaining maturities of at least one year to determine the expected volatility assumption required in the binomial model. For options granted prior to 2005, we used our historical stock price volatility. The selection of the implied volatility approach was based upon the availability of actively traded options on our stock and our assessment that implied volatility is more representative of future stock price trends than historical volatility. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts.
As stock-based compensation expense recognised in the consolidated income statement is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. IFRS 2, “Share-based Payment,” (IFRS 2) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience and our estimate of future employee turnover.
If factors change and we employ different assumptions in the application of IFRS 2 in future periods, the compensation expense that we record under IFRS 2 may differ significantly from what we have recorded in the current period.
Impairment of Goodwill and Other Intangible Assets
Goodwill, intangible assets with an indefinite useful life and intangible assets not yet available for use are not subject to amortisation and are tested for impairment at least annually. Additionally, these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use. For the purposes of impairment testing, assets are grouped at the lowest
36 Elan Corporation, plc 2005 Annual Report

Financial Review
level for which there are separately identifiable cash flows (cash-generating units). When reviewing carrying values, we assess R&D risk, commercial risk, revenue and cost projections, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third-party interest in our intangible assets and market conditions.
Where the carrying value of an asset or its cash-generating unit exceeded its recoverable amount, the carrying values of those assets have been written down to their recoverable amounts. Total goodwill and other intangible assets amounted to $815.2 million at 31 December 2005 (2004: $1,013.0 million). There were no material impairment charges relating to goodwill and other intangible assets in 2005 or 2004. As the impairment analysis is principally based on estimated cashflows, actual outcomes could vary significantly from such estimates. If we were to use different estimates, particularly with respect to the likelihood of R&D success, the likelihood and date of commencement of generic competition or the impact of any reorganisation or change of business focus, then an additional material impairment charge could arise. We believe that we have used reasonable estimates in assessing the carrying values of our intangible assets.
Contingencies Relating to Actual or Potential Administrative Proceedings
A provision is recognised in the balance sheet when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount of the loss can be reasonably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.
We are currently involved in certain legal and administrative proceedings, relating to securities matters, patent matters, antitrust matters and other matters, as described in Note 30 to the Consolidated Financial Statements. We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as probable losses. We record provisions for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount. As at 31 December 2005, we had provided for $2.1 million (2004: $63.4 million), representing our estimate of the costs for the current resolution of these matters. We developed these estimates in consultation with outside counsel handling our defence in these matters using the current facts and circumstances known to us. The factors that we consider in developing our legal contingency provision include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. We believe that the legal contingency provision that we have established is appropriate based on current factors and circumstances. However, it is possible that other people applying reasonable judgement to the same facts and circumstances could develop a different liability amount. The nature of these matters is highly uncertain and subject to change. As a result, the amount of our liability for certain of these matters could exceed or be less than the amount of our current estimates, depending on the outcome of these matters.
Revenue Recognition— Sales Discounts and Allowances
We recognise revenue on a gross revenue basis and make various deductions to arrive at net revenue as reported in the consolidated income statement. These adjustments are referred to as sales discounts and allowances and are described in detail below. Sales discounts and allowances include charge-backs, managed health care and Medicaid rebates, cash discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgements, and we use information from both internal and external sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgements in assessing our estimates, and this is borne out by our historical experience. At 31 December 2005, we had total provisions for our marketed products of $15.9 million for sales discounts and allowances, of which approximately 63.5% and 30.8% related to Maxipime and Azactam, respectively. We have over seven years of experience in relation to these two products.
We do not conduct our sales using the consignment model. All of our product sales transactions are based on normal and customary terms whereby title to the product and substantially all of the risks and rewards transfer to the customer upon either shipment or delivery. Furthermore, we do not have an incentive programme which would compensate a wholesaler for the costs of holding inventory above normal inventory levels thereby encouraging wholesalers to hold excess inventory.
Elan Corporation, plc 2005 Annual Report  37

The table below summarises our sales discounts and allowances to adjust gross revenue to net revenue for each significant category. An analysis of the separate components of our revenue is set out in Note 3 to the Consolidated Financial Statements.

	2005	2004
	$m	$m

Gross revenue subject to discounts and allowances	242.6	205.1
Manufacturing revenue and royalties	207.1	125.9
Contract revenue	15.3	73.0

Gross revenue	465.0	404.0

Sales discounts and allowances:
Charge-backs	(22.7)	(24.6)
Managed health care rebates and other contract discounts	(2.9)	(2.9)
Medicaid rebates	(1.8)	(1.0)
Cash discounts	(4.9)	(3.8)
Sales returns	(3.8)	(3.7)
Other adjustments	(2.2)	(1.0)

Total sales discounts and allowances	(38.3)	(37.0)

Net revenue subject to discounts and allowances	204.3	168.1
Manufacturing revenue and royalties	207.1	125.9
Contract revenue	15.3	73.0

Net revenue	426.7	367.0

Total sales discounts and allowances decreased from 18.0% of gross revenue subject to discounts and allowances in 2004 to 15.8% in 2005, as detailed in the rollforward and as further explained below.
Charge-backs decreased as a percentage of gross revenue subject to discounts and allowances from 12.0% in 2004 to 9.4% in 2005. The decrease is due primarily to changes in product and end-customer mix. All other discounts and allowances remained broadly consistent as a percentage of gross revenue subject to discounts and allowances in 2005 compared to 2004.
The following table sets forth the activities and ending balances of each significant category of adjustments which were allocated against our gross revenue subject to discounts and allowances:

		Managed
		Health
		Care
		Rebates
		and
		Other
		Contract	Medicaid	Cash	Sales	Other
	Chargebacks	Discounts	Rebates	Discounts	Returns	Adjustments	Total
	$m	$m	$m	$m	$m	$m	$m

Balance at 31 December 2004	8.8	1.7	0.7	0.5	5.9	0.4	18.0
Provision related to sales made in current period	22.7	2.9	1.8	4.9	3.8	2.2	38.3
Returns and payments	(24.8)	(3.2)	(1.6)	(5.0)	(3.5)	(2.3)	(40.4)

Balance at 31 December 2005	6.7	1.4	0.9	0.4	6.2	0.3	15.9

(a) Charge-backs
In the United States, we participate in charge-back programmes with a number of entities, principally the U.S. Department of Defense, the U.S. Department of Veterans Affairs, Group Purchasing Organisations and other parties whereby pricing on products
38 Elan Corporation, plc 2005 Annual Report

Financial Review
is extended below wholesaler’s list price to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between their acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and programme basis, and current contract prices under the charge-back programmes. We consider vendor payments, estimated levels of inventory in the distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.
As described above, there are a number of factors involved in estimating the accrual for charge-backs, but the principal factor relates to our estimate of the levels of inventory in the distribution channel. At 31 December 2005, Maxipime and Azactam represented approximately 92.2% and 6.9%, respectively, of the total charge-backs accrual balance of $6.7 million. If we were to increase/(decrease) our estimated level of inventory in the distribution channel by one month’s worth of demand for these products, the accrual for charge-backs would increase/(decrease) by approximately $2.1 million. We believe that our estimate of the levels of inventory for Maxipime and Azactam in the distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.
(b) Managed health care rebates and other contract discounts
We offer rebates and discounts to managed health care organisations in the United States. We account for managed health care rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and programme basis and current contract prices. We consider the sales performance of products subject to managed health care rebates and other contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel, and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.
As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the levels of inventory in the distribution channel. At 31 December 2005, Maxipime and Azactam represented approximately 73.3% and 26.7%, respectively, of the total managed health care rebates and other contract discounts accrual balance of $1.4 million. If we were to increase/(decrease) our estimated level of inventory in the distribution channel by one month’s worth of demand for these products, the accrual would increase/(decrease) by approximately $0.3 million. We believe that our estimate of the levels of inventory for Maxipime and Azactam in the distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.
(c) Medicaid rebates
In the United States, we are required by law to participate in state government-managed Medicaid programmes as well as certain other qualifying federal and state government programmes whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programmes are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programmes, and any new information regarding changes in the Medicaid programmes’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We consider outstanding Medicaid claims, Medicaid payments, claims processing lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.
(d) Cash discounts
In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment. We account for cash discounts by reducing accounts receivable by the full amount of the discounts. We consider payment performance of each customer and adjust the accrual and revenue periodically throughout each year to reflect actual experience and future estimates.
Elan Corporation, plc 2005 Annual Report  39

(e) Sales returns
We account for sales returns by establishing an accrual in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.
For returns of established products, our sales return accrual is estimated principally based on the historical experience of returns, the estimated shelf life of inventory in the distribution channel, price increases, and our return goods policy (goods may only be returned six months prior to expiration date and for up to twelve months after expiration date). We also take into account product recalls and introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.
In the event of a product recall, product discontinuance or introduction of a generic product, we consider a number of factors, including the estimated level of inventory in the distribution channel that could potentially be returned, historical experience, estimates of the severity of generic product impact, estimates of continuing demand and our return goods policy. We consider the reasons for and impact of such actions and adjust the sales returns accrual and revenue as appropriate.
Returns from newly introduced products are significantly more difficult for us to assess. We determine our estimate of the sales return accrual primarily based on the historical sales returns experience of similar products, such as those within the same or similar therapeutic category. We also consider the shelf life of new products and determine whether we believe an adjustment to the sales return accrual is appropriate. The shelf life in connection with new products tends to be shorter than the shelf life for more established products because we may still be developing the optimal stability duration for the new product that would lengthen its shelf life, or an amount of launch quantities may have been manufactured in advance of the launch date to ensure sufficient supply exists to satisfy market demand. In those cases, we assess the reduced shelf life, together with estimated levels of inventory in the distribution channel and projected demand, and determine whether we believe an adjustment to the sales return accrual is appropriate. While it is inherently more difficult to assess returns from newly introduced products than from established products, nevertheless in all instances we believe we have been able to gather sufficient information in order to establish reasonable estimates.
As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the shelf life of inventory in the distribution channel. At 31 December 2005, Maxipime and Azactam represented approximately 38.7% and 61.3%, respectively, of the total sales returns accrual balance of $6.2 million. At 31 December 2005, we have estimated the gross revenue value of Maxipime and Azactam inventory in the distribution channel to be approximately $32.1 million (2004: $40.0 million) and $5.5 million (2004: $17.0 million), respectively. Assuming inventory leaves the distribution channel on a first-in first-out basis, we have estimated that this distribution channel inventory has a shelf life running to various dates during 2006 (gross revenue value approximately $0.2 million), 2007 (gross revenue value approximately $1.8 million), and 2008 (gross revenue value approximately $35.6 million). Azactam lost its patent exclusivity in October 2005; however, to date no generic Azactam product has been approved. We believe, based upon both the estimated shelf life and also our historical sales returns experience, that the vast majority of this inventory will be sold prior to its expiration date, and accordingly believe that our sales returns accrual is appropriate.
(f) Other adjustments
In addition to the significant sales discounts and allowances described above, we make other individually insignificant sales adjustments. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on historical experience, performance on commitments to government entities and other relevant factors, including estimated levels of inventory in the distribution channel in some cases, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.
(g) Use of information from external sources
We use information from external sources to estimate our significant sales discounts and allowances. Our estimates of inventory at the wholesalers are based on:

•	The actual and projected prescription demand-based sales for our products and historical inventory experience;
40 Elan Corporation, plc 2005 Annual Report

Financial Review

•	Our analysis of third-party information, including written and oral information obtained from all of the major wholesalers with respect to their inventory levels and sell-through to customers, and third-party market research data; and

•	Our internal information.
The inventory information received from wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We receive information from IMS Health, Inc. (IMS Health), a supplier of market research to the pharmaceutical industry, which we use to project the prescription demand-based sales for our pharmaceutical products. We also use information from external sources to identify prescription trends and patient demand. Up to 2004, we received inventory pipeline data from IMS Health. Since 2004, IMS Health no longer provides this service and we have been receiving such pipeline data directly from the three major wholesalers (McKesson Corporation (McKesson), Amerisource Bergen Corporation (Amerisource Bergen), and Cardinal Health, Inc. (Cardinal Health)). Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information is itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive such information.
For additional information regarding our significant accounting policies, please refer to Note 2 to the Consolidated Financial Statements.
International Financial Reporting Standards
Our financial statements have been prepared for the first time for the year ended 31 December 2005 under IFRS as adopted by the EU. Comparative information, which was previously presented under Irish GAAP for the year ended 31 December 2004, has been restated under IFRS, with the exception of financial assets and liabilities as IAS 32 and IAS 39 were adopted with effect from 1 January 2005. In accordance with IFRS 1, which establishes the framework for transition to IFRS by a first-time adopter, we elected to avail ourselves of a number of specified exemptions from the general principle of retrospective restatement as follows:

•	Business combinations: Business combinations undertaken prior to the transition date of 1 January 2004 have not been subject to restatement and accordingly, goodwill at the transition date is carried forward at its net book value and is subject to annual impairment testing in accordance with IAS 36, “Impairment of Assets.”

•	Employee benefits: The corridor method has been applied retrospectively and the cumulative actuarial gains and losses from the date of inception of our defined benefit pension plans have been split into a recognised portion and an unrecognised portion and the recognised portion has been adjusted against retained loss in the opening balance sheet.

•	Share-based payments: IFRS 2 has been applied retrospectively to those options that were issued after 7 November 2002 and had not vested by 1 January 2005.

•	Financial instruments: We have adopted IAS 32 and IAS 39 from 1 January 2005, with no restatement of comparative information. Therefore, financial instruments in the comparative 2004 period continue to be recorded on an Irish GAAP basis. With effect from 1 January 2005, we reclassified various financial instruments as available-for-sale investments and as derivatives at fair value through the income statement.
IFRS differs in certain significant respects from Irish GAAP. The key differences which affected our financial statements are as follows:

•	Convertible debt was previously accounted for under Irish GAAP on an amortised cost basis until extinguished on conversion or maturity. IFRS requires that our convertible debt be separated into its two components—a debt component and a conversion option. As our 6.5% Convertible Notes included a cash settlement option for Elan at 1 January 2005, the conversion option is accounted for as an equity derivative under IFRS and is periodically fair valued through the income statement. We adopted IAS 32 and IAS 39 effective 1 January 2005 and recorded a decrease of $1,200.6 million to opening shareholders’ equity in the balance sheet at 1 January 2005 to reflect the split accounting of the 6.5% Convertible Notes.

•	Under Irish GAAP, share-based payments were accounted for at their intrinsic value, and as such no expense was recorded when the exercise price of the share option equalled the fair value of our stock at the grant date. Share-based payments are fair valued under IFRS and are expensed to the income statement based on a graded-vesting method. This resulted in an additional charge to the income statement under IFRS of $15.1 million for the year ended 31 December 2004.
Elan Corporation, plc 2005 Annual Report  41

•	Under Irish GAAP, goodwill arising on acquisitions was amortised over its expected useful life, normally 20 years or less. Goodwill is no longer amortised under IFRS but is tested for impairment annually resulting in a reduction in net loss of $3.0 million for the year ended 31 December 2004.

•	Any changes in defined benefit pension fund surpluses or deficits are recognised immediately on the balance sheet under IFRS. A pension fund asset of $10.8 million is recognised on the balance sheet at 31 December 2004.
Full details on the transition and reconciliations to comparative information previously reported under Irish GAAP are provided in Note 34 to the Consolidated Financial Statements.
42 Elan Corporation, plc 2005 Annual Report

Financial Review
Results of Operations for the Years Ended 31 December

			2005			2004

	Before			Before
	Exceptional	Exceptional		Exceptional	Exceptional
	Items	Items	Total	Items	Items	Total
	$m	$m	$m	$m	$m	$m

Product revenue	411.4	—	411.4	294.0	—	294.0
Contract revenue	15.3	—	15.3	73.0	—	73.0

Total revenue	426.7	—	426.7	367.0	—	367.0
Cost of sales	178.7	—	178.7	142.0	—	142.0

Gross profit	248.0	—	248.0	225.0	—	225.0
Selling, general and administrative expenses	456.0	(3.3)	452.7	358.1	35.7	393.8
Research and development expenses	241.8	7.3	249.1	262.6	—	262.6

Total operating expenses	697.8	4.0	701.8	620.7	35.7	656.4

Operating loss	(449.8)	(4.0)	(453.8)	(395.7)	(35.7)	(431.4)
Interest expense	179.3	—	179.3	153.9	—	153.9
Interest income	(39.6)	—	(39.6)	(16.5)		(16.5)
Investment gains	(17.9)	—	(17.9)	(163.9)	—	(163.9)
Impairment of investments	31.7	—	31.7	74.7	—	74.7
Fair value gain on conversion option— 6.5% Convertible Notes	(1,136.1)	—	(1,136.1)	—	—	—
Net charge on debt retirement	20.2	—	20.2	—	—	—

Net interest and investment (gains)/losses	(962.4)	—	(962.4)	48.2	—	48.2
Share of losses of associates	—	—	—	1.9	—	1.9

Income/(loss) before tax	512.6	(4.0)	508.6	(445.8)	(35.7)	(481.5)
Tax (expense)/benefit on income/(loss) from ordinary activities	(0.4)	—	(0.4)	4.3	—	4.3

Income/(loss) after tax from continuing operations	512.2	(4.0)	508.2	(441.5)	(35.7)	(477.2)
Net income from discontinued operations	104.1	—	104.1	97.7	—	97.7

Net income/(loss) for the year	616.3	(4.0)	612.3	(343.8)	(35.7)	(379.5)

Product Revenue

	2005	2004	% increase/
	$m	$m	(decrease)

Revenue from marketed products:
Maxipime	140.3	117.5	19%
Azactam	57.7	50.6	14%
Prialt	6.3	—	n/a

Total revenue from marketed products	204.3	168.1	22%
Manufacturing revenue and royalties	207.1	125.9	64%

Total product revenue	411.4	294.0	40%

Elan Corporation, plc 2005 Annual Report  43

Revenue from Marketed Products
Total revenue from marketed products increased to $204.3 million in 2005 from $168.1 million in 2004. The 22% increase primarily reflects higher sales of Maxipime and Azactam, and initial sales of Prialt, which was launched in the United States in the first half of 2005. Azactam lost its patent exclusivity in October 2005, and the basic patent on Maxipime expires in March 2007. Two U.S. patents covering Maxipime formulations may provide patent protection until 2008. The expiration of these patents is expected to result in generic competition for these products, which is expected to adversely impact future revenues. However, to date, no generic Azactam product has been approved.
Maxipime revenue increased from $117.5 million to $140.3 million. The 19% increase reflects growth in demand, a price increase of 8% taken at the end of 2004, and improved supply conditions. We experienced third-party supply shortages and disruptions with Maxipime during 2005. This led to a significant decline in inventories held by our wholesale customers and hospitals and, consequently, affected our ability to meet demand. The supply situation improved beginning in the third quarter of 2005.
As reported by IMS Health, Azactam prescription demand for 2005 increased by 6% over 2004, while the corresponding revenues increased from $50.6 million to $57.7 million, or 14%. The difference between prescription and revenue growth rates is due to changing wholesaler inventory levels and price increases taken during the period.
Prialt, a new treatment for severe chronic pain, was approved by the FDA in December 2004 and approved in Europe in February 2005. We began selling Prialt in the U.S. market in early 2005 and revenue from sales of Prialt was $6.3 million in 2005 (2004: $Nil). On 20 March 2006, we completed the sale of the European rights to Prialt to Eisai, while retaining the product rights in the United States.
Manufacturing Revenue and Royalties
Manufacturing revenue and royalties are as follows:

	2005	2004	% increase/
	$m	$m	(decrease)

Tricor	45.4	4.5	909%
Verelan	34.7	27.8	25%
Diltiazem	18.6	19.3	(4%)
Skelaxin	17.9	12.2	47%
Ritalin	13.8	11.8	17%
Avinza	13.4	15.8	(15%)
Zanaflex	11.1	—	n/a
Other	52.2	34.5	51%

Total manufacturing revenue and royalties	207.1	125.9	64%

Manufacturing revenue and royalties from our EDT business comprises revenue earned from products we manufacture for third parties, and royalties we earn principally on sales by third parties of products that incorporate our technologies. The 64% increase was primarily due to increased sales by third parties of products that incorporate Elan’s technologies, principally Tricor, and increased manufacturing activity for third parties. Except as noted above, no other single product accounted for more than 10% of our manufacturing revenue and royalties in either 2005 or 2004. In 2005, 34% of these revenues consisted of royalties received on products that we do not manufacture, compared to 16% in 2004.
Contract Revenue
Contract revenue, which comprises research revenue and milestones, totalled $15.3 million in 2005, compared to $73.0 million in 2004, a decrease of 79%. The decrease is due to a reduction in research revenue and milestones arising from R&D activities we perform on behalf of third parties. The reduction resulted from, among other things, the timing of milestone receipts, principally related to milestone payments of $14.0 million received in 2004 (2005: $Nil) for Tysabri from Biogen Idec, a reduction in R&D activities, and the suspension of activity related to Sonata.
44 Elan Corporation, plc 2005 Annual Report

Financial Review
Cost of Sales
Cost of sales increased by 26% to $178.7 million from $142.0 million for 2004. Cost of sales as a percentage of product revenue was 43% for 2005, compared to 48% for 2004. The gross margin on product revenue increased from 52% in 2004 to 57% in 2005, principally as a result of changes in the mix of product revenues.
Selling, General and Administrative Expenses (SG&A)
SG&A expenses increased by 15% to $452.7 million for 2005 from $393.8 million for 2004. SG&A expenses include exceptional operating income of $3.3 million in 2005 (2004: $35.7 million expense). Excluding exceptional items, SG&A expenses increased from $358.1 million in 2004 to $456.0 million in 2005. The increase primarily reflects the losses incurred on sales of Tysabri prior to its suspension from market as explained further below, the costs of maintaining the Tysabri commercial infrastructure in place for the full year 2005 in anticipation of its potential return to market, and the cost of launching Prialt during 2005, offset by reduced costs in the rest of the business.
The FDA granted accelerated approval of Tysabri in late November 2004 for the treatment of patients in the United States with all forms of relapsing remitting MS. Our collaboration with Biogen Idec for Tysabri is a jointly-controlled operation. In any period where a net loss has been incurred on sales of Tysabri, we record our share of the net loss along with our directly incurred expenses within operating expenses. We incurred $99.1 million in 2005 (2004: $50.7 million) of SG&A expenses in relation to Tysabri, of which $84.7 million (2004: $52.8 million) relates to the costs of commercialisation activities and $14.4 million (2004: $2.1 million gain) reflects losses on sales of Tysabri. The losses on sale are based on in-market sales of $11.0 million (2004: $6.4 million) (net of returns of $18.5 million (2004: $Nil)) associated with the voluntary suspension of Tysabri), and includes $14.0 million (2004: $Nil) for the write-off of Tysabri inventory. The marketing and clinical dosing of Tysabri was voluntarily suspended in February 2005. On 7-8 March 2006, the PCNS Advisory Committee reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS. On 21 March 2006, we and Biogen Idec were informed by the FDA that the agency would extend its regulatory review of Tysabri by up to 90 days in order to complete a full review of the Tysabri risk management plan. Under the revised timeline, we anticipate an action from the FDA about the reintroduction of Tysabri as a treatment for relapsing forms of MS on or before 28 June 2006.
Research and Development Expenses
R&D expenses decreased by 5% to $249.1 million for 2005 from $262.6 million for 2004. R&D expenses include exceptional operating expenses of $7.3 million in 2005 (2004: $Nil). Excluding exceptional items, R&D expenses decreased from $262.6 million in 2004 to $241.8 million in 2005 and included $66.9 million (2004: $84.2 million) in relation to Tysabri. The reduction reflects cost containment initiatives, the refocusing of research and development efforts on key Alzheimer’s programmes, and reduced spending on Tysabri as a result of the completion of clinical trials, offset by the cost of the extensive Tysabri safety evaluation.
Exceptional Operating Income and Expenses
The principal items classified as exceptional operating income and expenses include severance, relocation and exit costs, litigation settlement receipts, and losses incurred from litigation or regulatory actions, including the shareholder class action litigation and the SEC investigation. These items have been treated consistently from period to period. Our management believes that disclosure
Elan Corporation, plc 2005 Annual Report  45

of exceptional operating income and expenses is meaningful because it provides additional information in relation to these material items. Included within total operating expenses are the following exceptional items:
2005

	R&D	SG&A	Total
	2005	2005	2005
	$m	$m	$m

Pfizer litigation settlement and shareholder litigation	—	(7.4)	(7.4)
Severance, relocation and exit costs	7.3	7.1	14.4
Release of restructuring accrual	—	(2.6)	(2.6)
Other	—	(0.4)	(0.4)

Total exceptional operating expense/(income)	7.3	(3.3)	4.0

During 2005, we recorded a net gain of $7.4 million related primarily to the Pfizer litigation settlement in which we received a payment of $7.0 million. The nature of this action and its settlement is described in Note 30 to the Consolidated Financial Statements.
During 2005, we incurred severance, relocation and exit costs of $14.4 million arising from a reduction in the scope of our activities, termination of certain operating leases and a reduction in employee headcount. We also released $2.6 million of restructuring accruals which were no longer required.
2004

SG&A
2004
$m

Shareholder litigation and SEC investigation	56.0
Insurance	(21.0)
Severance costs, relocation and exit costs	0.7

Total exceptional operating expense	35.7

The $56.0 million charge recorded in 2004 arose primarily as a result of a $55.0 million provision made in relation to the settlement of the SEC investigation and the related shareholder class action lawsuit. We and certain of our former and current officers and directors were named as defendants in a class action filed in early 2002 alleging that our financial statements were not prepared in accordance with generally accepted accounting principles, and that the defendants disseminated materially false and misleading information concerning our business and financial results. We agreed to settle the action in October 2004 and the settlement was formally approved by the U.S. District Court for the Southern District of New York in February 2005. The terms of the class action settlement received final court approval in April 2005. Under the class action settlement, all claims against us and the other named defendants were dismissed with no admission or finding of wrongdoing on the part of any defendant. The principal terms of the settlement provide for an aggregate cash payment to class members of $75.0 million, out of which the court awarded attorneys’ fees to plaintiffs’ counsel, and $35.0 million was paid by our insurance carrier.
We were also the subject of an investigation by the SEC’s Division of Enforcement regarding matters similar to those alleged in the class action. We provisionally settled the investigation in October 2004 and the SEC formally approved the settlement in February 2005. Under the settlement agreement reached with the SEC, we neither admitted nor denied the allegations contained in the SEC’s civil complaint, which included allegations of violations of certain provisions of the federal securities laws. The settlement contains a final judgement restraining and enjoining us from future violations of these provisions. In addition, under the final judgement, we paid a civil penalty of $15.0 million. In connection with the settlement, we were not required to restate or adjust any of our historical financial results or information.
For additional information on litigation we are involved in, please refer to Note 30 to the Consolidated Financial Statements.
46 Elan Corporation, plc 2005 Annual Report

Financial Review
In 2004, we reorganised our product liability insurance arrangements to enable us to self-insure certain limited historical risks. As a result, we recorded a gain of $21.0 million, net of related provisions, for insurance premiums rebated to us as we agreed to assume the insurance risk previously covered by our insurance provider.
During 2004, we incurred severance, relocation and exit costs arising from the implementation of our recovery plan of $0.7 million. The recovery plan, which commenced in July 2002 and was completed in February 2004, involved the restructuring of our businesses, assets and balance sheet. These expenses arose from a reduction in the scope of our activities and a reduction in employee headcount.
Interest Expense
Interest expense was $179.3 million for 2005, compared to $153.9 million for 2004. The increase primarily reflects the full year interest costs associated with the issuance of $850.0 million of 7.75% senior fixed rate notes (7.75% Notes) and $300.0 million of senior floating rate notes (Floating Rate Notes) in November 2004, partially offset by the impact of the repayment of the Elan Pharmaceutical Investments II, Ltd. issued guaranteed loan notes (EPIL II Notes) in June 2004 and the Elan Pharmaceutical Investments III Ltd. (EPIL III) Series B and C guaranteed notes (collectively, the EPIL III Notes) in November 2004, the early retirement of $36.8 million of the 7.25% Senior Notes (Athena Notes) due in 2008 and the early conversion of $206.0 million in aggregate principal amount of 6.5% Convertible Notes due in 2008 in the second quarter of 2005.
Interest Income
Interest income was $39.6 million for 2005, compared to $16.5 million in 2004. The increase in interest income is due to higher cash balances and interest rates in 2005 as compared to 2004.
Investment Gains
Investment gains amounted to $17.9 million for 2005, compared to $163.9 million for 2004. This decrease is due to lower net gains on disposal of investments. In 2005, we raised $62.7 million (2004: $315.2 million) in net cash proceeds from the disposal of investments. The gains on investments in 2005 primarily relate to gains on the disposal of investments in Allergy Therapeutics, plc. of $10.0 million, Iomai Corporation of $3.2 million, and Emisphere Technologies, Inc. of $1.7 million. In 2004, the gains on investments included gains on the disposal of investments in Dov Pharmaceuticals, Inc. of $49.1 million, Warner Chilcott, plc of $43.6 million, and Atrix Laboratories of $27.7 million.
Impairment of Investments
During 2005, investment impairment charges of $31.7 million (2004: $74.7 million) reflect other-than-temporary impairments to the value of a number of investments, primarily in privately-held biotech companies.
Fair Value Conversion Gain
From the date of adoption of IAS 32 and IAS 39 on 1 January 2005 to 28 October 2005, when the cash settlement provision that existed on issue of the 6.5% Convertible Notes was revoked, the conversion option component of the 6.5% Convertible Notes was deemed a liability, and was marked-to-market through the income statement, consistent with the accounting for other derivative assets and derivative liabilities.
As a result of the decline in our share price from $27.25 at 1 January 2005 to $7.97 at 28 October 2005, a fair value gain of $1,136.1 million was recorded in the year ended 31 December 2005 (2004: $Nil) on the conversion option component of our 6.5% Convertible Notes. The market price of the 6.5% Convertible Notes fell from $381.50 per $100.00 of principal amount at 1 January 2005 to $129.10 per $100.00 of principal amount at 28 October 2005.
From 28 October 2005, when the cash settlement option was revoked, the conversion option was recognised as the equity component of a compound financial instrument as part of shareholders’ equity and will not be subsequently remeasured. The value of the option is fixed at $91.8 million as of 28 October 2005. This $91.8 million increase in shareholders’ equity represents the initial fair value of $71.1 million of the embedded conversion option (initial fair value discount on the debt) on the remaining $254.0 million of principal amount of the 6.5% Convertible Notes, plus the increasing of shareholders’ equity, upon the removal of the cash settlement feature, for the net cumulative mark-to-market loss of $20.7 million on the remaining principal amount (that had previously been expensed to shareholders’ equity). The initial $71.1 million adjustment to the carrying value of the 6.5% Convertible Notes is being amortised to interest expense over the period to the maturity date using the effective interest rate
Elan Corporation, plc 2005 Annual Report  47

method as further described in our Critical Accounting Policies on page 35. The effective interest rate of the 6.5% Convertible Notes is 15.9%. Of this $71.1 million, $46.4 million remains unamortised at 31 December 2005.
Net Charge on Debt Retirement
In June 2005, we incurred a net charge of $20.2 million (2004: $Nil) associated with the early retirement of $36.8 million of the Athena Notes due in 2008 and the early conversion of $206.0 million in aggregate principal amount of the 6.5% Convertible Notes due in 2008. This reduced our debt by $242.8 million and our annualised interest expenses by approximately $16.0 million.
For additional information regarding indebtedness, please refer to Note 21 to the Consolidated Financial Statements and to “Debt Facilities” in this Financial Review.
Taxation
We had a net tax charge of $0.4 million for 2005, compared to a net tax benefit of $4.3 million for 2004. The tax charge and benefit reflect tax at standard rates in the jurisdictions in which we operate, exempt income derived from Irish patents, foreign withholding tax and the availability of tax losses. Our Irish patent derived income was exempt from taxation pursuant to Irish legislation, which exempts from Irish taxation income derived from qualifying patents. Currently, there is no termination date in effect for such exemption. A net deferred tax asset existed at 31 December 2005; however, the deferred tax asset is not recognised on the balance sheet as it is not probable that the asset will be realised in the future.
Net Income from Discontinued Operations
Net income from discontinued operations was $104.1 million in 2005, compared to $97.7 million in 2004. The net income from discontinued operations includes a net gain on sale of businesses of $103.6 million (2004: $68.0 million). The most significant gains on disposal relate to Zonegrantm (zonisamide) of $85.6 million (2004: $48.0 million) and the European business of $17.1 million (2004: $6.5 million loss).
In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai for a net total consideration of $113.5 million at closing. We were also entitled to receive additional consideration of up to $110.0 million from Eisai through 1 January 2006, primarily contingent on the date of generic Zonegran approval. This consideration was not accrued at 31 December 2004 as it was not reasonable to assume that it would be received. We had received $85.0 million of this contingent consideration prior to the approval of generic Zonegran in December 2005. Consequently, the total net proceeds received from the divestment of Zonegran amounted to $198.5 million and resulted in a cumulative net gain of $133.6 million, of which $85.6 million was recognised in 2005 and $48.0 million in 2004.
In February 2004, we completed the sale of our European sales and marketing business to Zeneus Pharma Ltd. for initial net cash proceeds of $93.2 million, resulting in a loss of $6.5 million in the year ended 31 December 2004. We received an additional $6.0 million in February 2005, which was accrued at 31 December 2004, and $15.0 million in December 2005 of contingent consideration, which resulted in a net gain of $17.1 million in 2005 after the release of contingent liabilities of $2.1 million, which were not required ultimately. We will not receive any further consideration in respect of this disposal.
During the course of the recovery plan, which was announced in July 2002 and completed in February 2004, we sold a number of products and businesses, including Frovatm (frovatriptan succinate), Zonegran, Myobloc/ Neurobloctm (botulinum toxin type B), Zanaflextm (tizanidine hydrochloride), Naprelantm (naproxen sodium controlled-release), our European sales and marketing business, our diagnostics business, the dermatology portfolio of products, the Abelcettm (amphotericin B lipid complex) business, the primary care franchise, the Pain Portfolio of products and also sold or closed a number of drug delivery businesses including the sale of a transdermal technology business, the closure of our medipad business and our research facility in Princeton and the sale of a U.K. drug delivery business. We have recorded the results and gains or losses on the disposal of these operations within discontinued operations in the consolidated income statement.
Net Income/(Loss)
Net income for the year was $612.3 million for 2005, compared to a net loss of $379.5 million for 2004. Basic income per share was $1.48 for 2005 (2004: $0.97 loss per share). Diluted loss per share was $1.01 for 2005 (2004: $0.97 per share). Basic income from continuing operations was $1.23 per share for 2005 (2004: $1.22 loss per share). Diluted loss from continuing operations
48 Elan Corporation, plc 2005 Annual Report

Financial Review
was $1.24 per share in 2005 (2004: $1.22 per share). Basic income from discontinued operations in 2005 was $0.25 per share (2004: $0.25 per share). Diluted income from discontinued operations in 2005 was $0.23 per share (2004: $0.25 per share).
Segment Analysis
Segment information is presented in respect of our two business units: Biopharmaceuticals and EDT, formerly Global Services and Operations. Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases, and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimisation challenges of the pharmaceutical industry.
Our total revenue in 2005 of $426.7 million (2004: $367.0 million) was comprised of revenue from Biopharmaceuticals and EDT of $225.9 million (2004: $201.1 million) and $200.8 million (2004: $165.9 million), respectively. Our operating loss of $453.8 million (2004: $431.4 million) was primarily comprised of the segment losses incurred by Biopharmaceuticals and EDT of $402.2 million (2004: $349.2 million) and $14.2 million (2004: $22.7 million), respectively.
Biopharmaceuticals’ revenue increased 12% to $225.9 million in 2005 from $201.1 million in 2004, primarily due to higher sales of Maxipime and Azactam, and initial sales of Prialt, offset by reduced contract revenue principally due to the receipt of $14.0 million of Tysabri-related milestones in 2004. Biopharmaceuticals’ operating loss increased 15% to $402.2 million from $349.2 million in 2004 principally due to the additional costs incurred in relation to Tysabri during 2005.
EDT’s revenue increased 21% to $200.8 million in 2005 from $165.9 million in 2004 as a result of increased manufacturing revenue and royalties (primarily Tricor), offset by reduced contract revenue. EDT’s operating loss decreased to $14.2 million in 2005 from $22.7 million in 2004, primarily due to increased revenues.
Liquidity and Capital Resources
Cash and Cash Equivalents, Liquid and Capital Resources
Our liquid and capital resources at 31 December were as follows:

	2005	2004	increase/
	$m	$m	(decrease)

Cash and cash equivalents	1,080.7	1,347.6	(20%)
Restricted cash	24.9	192.7	(87%)
Shareholders’ equity	308.4	538.0	(43%)

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of equity securities and borrowings. We consider all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Our primary source of funds at 31 December 2005 consisted of cash and cash equivalents of $1,080.7 million.
Restricted cash at 31 December 2005 includes $24.9 million pledged cash to secure certain letters of credit. The restricted cash at 31 December 2004 of $192.7 million consisted of $124.3 million held by EPIL III that was reserved until the repayment of the final $39.0 million of the EPIL III Notes in March 2005, $40.0 million reserved in escrow for our estimate of the ultimate cost to settle the shareholder class action lawsuit, which was settled in February 2005, and $28.4 million of pledged cash to secure certain letters of credit.
At 31 December 2005, our shareholders’ equity was $308.4 million, compared to $538.0 million at 31 December 2004. The decrease is due primarily to the adjustments to opening retained earnings at 1 January 2005 upon adoption of IAS 32 and IAS 39; in particular, the fair valuing of the conversion option component of our 6.5% Convertible Notes, offset by the net income earned during the year and the conversion of convertible debt and proceeds from stock option exercises.
Elan Corporation, plc 2005 Annual Report  49

Cash Flows

	2005	2004
	$m	$m

Cash flows from operating activities	(283.5)	(349.4)
Cash flows from investing activities	120.9	533.9
Cash flows from financing activities	(99.7)	383.3
Effect of foreign exchange rate changes on cash	(4.6)	1.6

Net increase/ (decrease) in cash and cash equivalents	(266.9)	569.4
Cash and cash equivalents at beginning of year	1,347.6	778.2

Cash and cash equivalents at end of year	1,080.7	1,347.6

The results of our cash flow activities for 2005 and 2004 are described below.
2005
Net cash used in operating activities was $283.5 million in 2005. The primary components of cash used in operating activities were the net income (adjusted to exclude non-cash charges and benefits) and changes in working capital accounts. The most significant non-cash benefit in 2005 related to the fair value gain of $1,136.1 million on the conversion option component of the 6.5% Convertible Notes. The changes in working capital accounts include the net decrease in accounts receivables and prepaid and other assets of $159.6 million (principally related to the release of restricted cash of $168.9 million), the decrease in inventory of $3.7 million, and the net decrease of $110.3 million in accounts payable and accrued and other liabilities.
Net cash provided by investing activities was $120.9 million in 2005. The major component of cash generated from investing activities includes net proceeds of $62.7 million from the disposal of investments and $108.8 million from business disposals (primarily Zonegran and the European business), partially offset by $43.7 million for capital expenditures. As of 31 December 2005, we did not have any significant commitments to purchase property, plant and equipment, except for committed additional capital expenditures of $7.1 million.
Net cash used in financing activities totalled $99.7 million in 2005, primarily reflecting $39.0 million for the repayment of EPIL III Notes and $87.8 million for the early retirement of $36.8 million of the Athena Notes and early conversion of $206.0 million in aggregate principal amount of the 6.5% Convertible Notes, offset by $23.8 million net proceeds from employee stock option exercises and $4.0 million of proceeds from government grants.
We believe that our current liquid asset position will be sufficient to meet our needs for the foreseeable future.
2004
Net cash used in operating activities was $349.4 million in 2004. The primary components of cash used in operating activities were the net loss (adjusted to exclude non-cash charges and benefits) and changes in working capital accounts. The changes in working capital accounts include the net decrease in accounts receivables and other assets of $13.4 million, the decrease in inventory of $17.1 million, and the net decrease of $37.0 million in accounts payable and accrued and other liabilities.
Net cash provided by investing activities was $533.9 million in 2004. The major component of cash generated from investing activities includes net proceeds of $315.2 million from the disposal of investments, $274.6 million from business disposals (primarily the European business, Zonegran and Frova), and $44.2 of proceeds from the disposals of property, plant and equipment, partially offset by $55.2 million for capital expenditures and $43.8 million for the purchase of intangible and other assets.
Net cash provided by financing activities totalled $383.3 million in 2004, primarily reflecting $1,125.1 million from the issuance of 7.75% Notes and Floating Rate Notes in November 2004 and $70.6 million of net proceeds from employee stock option exercises, partially offset by $351.0 million for the repayment of EPIL III Notes and $450.0 million for the repayment of the EPIL II Notes.
50 Elan Corporation, plc 2005 Annual Report

Financial Review
Debt Facilities
At 31 December 2005, we had long-term and convertible debt outstanding of $2,017.2 million in principal amount which consists of the following:

$m

6.5% Convertible Notes due 2008	254.0
Athena Notes due 2008	613.2
7.75% Notes due 2011	850.0
Floating Rate Notes due 2011	300.0

Total long-term and convertible debt	2,017.2

During 2005, as of 31 December 2005, and, as of the date of approval of this Annual Report, we were not in violation of any of our debt covenants.
We may, at any time after 1 December 2006, redeem all or part of the 6.5% Convertible Notes then outstanding at par, with interest accrued to the redemption date provided that, within a period of 30 consecutive trading days ending five trading days prior to the date on which the relevant notice of redemption is published, the official closing price per share of the American Depository Shares (ADSs) on the New York Stock Exchange (NYSE) for 20 trading days shall have been at least 150% of the conversion price deemed to be in effect on each of such trading days.
For additional information regarding our outstanding debt, please refer to Note 21 to the Consolidated Financial Statements.
Commitments and Contingencies
For information regarding commitments and contingencies, please refer to Notes 12 and 28 to the Consolidated Financial Statements.
Contractual Obligations
The following table sets out, at 31 December 2005, our main contractual obligations due by period for debt principal and interest repayments and finance and operating leases. These represent the major contractual future payments that may be made by us. The table does not include items such as expected capital expenditures on plant and equipment or future investments in available-for-sale investments. At 31 December 2005, the directors had authorised capital commitments for the purchase of property, plant and equipment of $7.1 million (2004: $15.9 million).

		Less than	1-3	3-5	After 5
	Total	1 Year	Years	Years	Years
	$m	$m	$m	$m	$m

Athena Notes due 2008	613.2	—	613.2	—	—
6.5% Convertible Notes due 2008(1)	254.0	—	254.0	—	—
7.75% Notes due 2011	850.0	—	—	—	850.0
Floating Rate Notes due 2011	300.0	—	—	—	300.0

Total debt principal obligations	2,017.2	—	867.2	—	1,150.0

Debt interest payments(2)	682.4	153.4	265.7	183.0	80.3
Finance lease obligations(3)	8.0	5.3	2.7	—	—
Operating lease obligations	138.9	18.0	30.3	40.9	49.7

Total contractual obligations	2,846.5	176.7	1,165.9	223.9	1,280.0

(1)	We may, at any time after 1 December 2006, redeem all or part of the 6.5% Convertible Notes then outstanding at par, with interest accrued to the redemption date provided that, within a period of 30 consecutive trading days ending five trading days prior to the date on which the relevant notice of redemption is published, the official closing price per share of the ADSs on the NYSE for 20 trading days shall have been at least 150% of the conversion price deemed to be in effect on each of such trading days.
Elan Corporation, plc 2005 Annual Report  51

(2)	The Floating Rate Notes bear interest at a rate, adjusted quarterly, equal to three-month London Interbank Offer Rate (LIBOR) plus 4.0%. To calculate our interest payment obligation, we used LIBOR at 31 December 2005.

(3)	In prior years we disposed of plant and equipment and subsequently leased them back and also entered into an arrangement with a third-party bank, the substance of which allows us to require a legal net settlement of our obligations under the leases. The related assets and liabilities of these previous sale and leaseback transactions have been offset in the Consolidated Financial Statements in the amount of $51.8 million at 31 December 2005 (2004: $64.3 million).
At 31 December 2005, we had commitments to invest $2.4 million (2004: $3.2 million) in healthcare managed funds.
In disposing of assets or businesses, we often provide customary representations, warranties, and indemnities (if any) to cover various risks. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our financial condition or results of operations.
The two major rating agencies covering our debt rate it as sub-investment grade debt. None of our debt has a trigger rating that would accelerate the repayment upon a change in rating.
Our debt ratings at 31 December 2005 and 2004 were as follows:

	Standard & Poor’s	Moody’s Investors
	Rating Services	Service

Athena Notes	B	B3
6.5% Convertible Notes	CCC+	Not rated
7.75% Notes	B	B3
Floating Rate Notes	B	B3

Capital Expenditures and Investment
The decrease in intangible fixed assets to $815.2 million at 31 December 2005 from $1,013.0 million at 31 December 2004 primarily reflects amortisation charges of $156.3 million. The increase in property, plant and equipment to $344.6 million at 31 December 2005 from $338.9 million at 31 December 2004 reflects net additions of $38.8 million and the depreciation charge for the year of $33.1 million. The decrease in available-for-sale investments to $24.5 million at 31 December 2005 from $91.9 million at 31 December 2004 primarily reflects impairment charges of $31.7 million and disposals of $37.3 million. Our capital expenditures during 2005 amounted to $42.5 million (2004: $62.4 million) and include the completion of a sterile fill and finish facility in Athlone, Ireland, where our EDT business has its principal manufacturing and development facilities.
We believe that our current and planned manufacturing, research, product development and corporate facilities will adequately meet our current and projected needs. We will use our resources to make capital expenditures as necessary from time to time and also to make investments in the purchase or licensing of products and technologies and in marketing and other alliances with third parties to support our long term strategic objectives.
Market Risk
Inflation
Inflation had no material impact on our operations during the year.
Exchange Risk
We are a multinational business operating in a number of countries and the U.S. dollar is the primary currency in which we conduct business. The U.S. dollar is used for planning and budgetary purposes and as the presentation currency for financial reporting. We do, however, have revenues, costs, assets and liabilities denominated in currencies other than U.S. dollars. Consequently, we enter into derivative financial instruments to manage our non-U.S. dollar foreign exchange risk. We use derivative financial instruments primarily to reduce exposures to market fluctuations in foreign exchange rates. We do not enter into derivative financial instruments for trading or speculative purposes. All derivative contracts entered into are in liquid markets with credit-approved parties. The treasury function operates within strict terms of reference that have been approved by our board of directors.
52 Elan Corporation, plc 2005 Annual Report

Financial Review
The U.S. dollar is the base currency against which all identified transactional foreign exchange exposures are managed and hedged. The principal risks to which we are exposed are movements in the exchange rates of the U.S. dollar against the Euro, Sterling and Japanese Yen. The main exposures are net costs in Euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets.
At 31 December 2005, we had entered into a number of forward foreign exchange contracts at various rates of exchange in the normal course of business. The nominal value of forward foreign exchange contracts to sell U.S. dollars for Euro at 31 December 2005 was $77.0 million (2004: $9.0 million) and these contracts had a fair value loss of $1.7 million (2004: $1.2 million gain). These contracts all expire on various dates through December 2006. The forward foreign exchange contracts to sell Japanese Yen for U.S. dollars at 31 December 2005 had a total contract amount of $Nil (2004: $9.4 million) and these contracts had a fair value loss of $Nil (2004: $0.4 million).
During 2005, average exchange rates were $1.25 = EUR1. We sell U.S. dollars to buy Euro for costs incurred in Euro.
For additional information regarding foreign exchange risk, please refer to Note 26 to the Consolidated Financial Statements.
Interest Rate Risk on Debt
Our long-term debt is primarily at fixed rates, except for the $300.0 million of Floating Rate Notes issued in November 2004 and interest rate swaps entered into to convert $300.0 million of our fixed rate interest obligations related to the Athena Notes to variable rate interest obligations. Interest rate changes affect the amount of interest on our variable rate debt.
The table below summarises the market risks associated with our fixed and variable rate long-term and convertible debt outstanding at 31 December 2005:

	2006	2007	2008	2009	2010	Thereafter	Total
	$m	$m	$m	$m	$m	$m	$m

Fixed rate debt(1)	—	—	867.2	—	—	850.0	1,717.2
Average interest rate	—	—	7.03%	—	—	7.75%	7.39%
Variable rate debt(2) (3)	—	—	—	—	—	300.0	300.0
Average interest rate	—	—	—	—	—	7.33%	7.33%

Total long-term debt and convertible debt	—	—	867.2	—	—	1,150.0	2,017.2
Average interest rate	—	—	7.03%	—	—	7.64%	7.38%

(1)	Represents 85.1% of all outstanding long-term and convertible debt.

(2)	Represents 14.9% of all outstanding long-term and convertible debt.

(3)	Variable interest rates are based on average LIBOR rates for 2005.
If market rates of interest on our variable rate debt, including the effect of the $300.0 million interest rate swaps, increased by 10%, then the increase in interest expense on the variable rate debt would be $4.8 million annually. As at 31 December 2005, the fair value of our total debt and convertible debt was $2,174.7 million. See Notes 21 and 26 to the Consolidated Financial Statements for additional information on the debt and convertible debt.
We held three interest rate derivatives associated with our fixed-rate, long-term debt outstanding at 31 December 2005:

								Fair
	2006	2007	2008	2009	2010	Thereafter	Total	Value
	$m	$m	$m	$m	$m	$m	$m	$m

Interest Rate Swaps:
Fixed to Variable	—	—	300.0	—	—	—	300.0	(5.1)
Average pay rate	—	—	7.57%	—	—	—	7.57%	—
Net receive rate	—	—	7.25%	—	—	—	7.25%	—

Interest Rate Risk on Investments
Our liquid funds are invested primarily in U.S. dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate changes affect the returns on our investment funds. Our exposure to interest rate risk on liquid funds is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to
Elan Corporation, plc 2005 Annual Report  53

interest rate risk rather than a series of individual instrument cash flow exposures, we can more readily monitor and hedge these risks. Duration analysis recognises the time value of money and in particular, prevailing interest rates by discounting future cash flows.
The interest rate risk profile of our investments at 31 December 2005 was as follows:

	Fixed	Floating	No Interest	Total
	$m	$m	$m	$m

Cash and cash equivalents	—	1,080.7	—	1,080.7
Restricted cash	—	24.9	—	24.9
Available-for-sale investments	2.3	—	22.2	24.5

Fixed interest rates on investments have a weighted average interest rate of 7.0% (2004: 7.5%), maturing in 2006.
Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, LIBOR or bank rates dependent on principal amounts on deposit.
Credit Risk
Our treasury function transacts business with counterparties that are considered to be low investment risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. We only enter into contracts with parties that have at least an “A” or equivalent credit rating. The counterparties to these contracts are major financial institutions. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. We believe that the risk of any net loss from counterparty risk is remote.
For customers, we have a credit policy in place which involves credit evaluation and ongoing account monitoring.
We do not currently transact significant business in countries that are subject to major political and economic uncertainty. As a result, we are not materially exposed to any sovereign risk or payment difficulties.
At the balance sheet date, we have a significant concentration of credit risk given that our three main customers, McKesson, Amerisource Bergen, and Cardinal Health, account for 44% of our gross accounts receivable balance at 31 December 2005. However, we do not believe our credit risk in relation to these three customers is significant.
Equity Price Risk
We are exposed to equity price risks, primarily on our available-for-sale investments, which include quoted investments carried at a fair value of $9.9 million (2004: cost of $28.1 million). These investments are primarily in emerging pharmaceutical and biotechnology companies. An adverse change in equity prices could result in a material impact in the fair value of our available-for-sale quoted investments.
Liquidity Risk
We believe that we have sufficient cash and cash equivalents, realisable assets and investments to meet our liquidity requirements for the foreseeable future. Longer-term liquidity requirements and debt repayments will need to be met out of future operating cash flows, financial and other asset realisations and future financing. However, events, including a material deterioration in our operating performance as a result of our inability to reintroduce Tysabri to the market, or, even if it were reintroduced to the market, a substantial delay in such reintroduction or, even if Tysabri is timely reintroduced, a material impairment in our ability to sell significant amounts of Tysabri, material adverse legal judgements, fines, penalties or settlements arising from pending litigation or governmental investigations, failure to receive marketing approval for products under development or the occurrence of other circumstances or events, could materially adversely affect our ability to meet our longer-term liquidity requirements.
We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec for the development of Tysabri and Wyeth for Alzheimer’s disease. We expect to commit significant cash resources to the development and commercialisation of products in our development pipeline.
We continually evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. We may raise additional capital, restructure or refinance outstanding debt, repurchase material amounts of outstanding debt
54 Elan Corporation, plc 2005 Annual Report

Financial Review
(including the Athena Notes, the 6.5% Convertible Notes, and the 7.75% Notes and the Floating Rate Notes), consider the sale of interest in subsidiaries, available-for-sale investments or other assets or the rationalisation of products, or take a combination of such steps or other steps to increase or manage our liquidity and capital resources. Any such actions or steps, including any repurchase of outstanding debt, could be material. In the normal course of business, we may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, we may consider using available cash or raising additional capital, including the issuance of additional debt.
Post Balance Sheet Events
On 7-8 March 2006, the PCNS Advisory Committee reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS. On 21 March 2006, we and Biogen Idec were informed by the FDA that the agency would extend its regulatory review of Tysabri by up to 90 days in order to complete a full review of the Tysabri risk management plan. Under the revised timeline, we anticipate an action from the FDA about the reintroduction of Tysabri as a treatment for relapsing forms of MS on or before 28 June 2006.
On 20 March 2006, we completed the sale of the European rights to Prialt to Eisai, while retaining the product rights in the United States. Under the terms of the agreement, we received $50.0 million on closing of the transaction, we will receive a further $10.0 million on the earlier of two years from closing or launches of Prialt in key European markets, and we may receive an additional $40.0 million contingent on Prialt achieving revenue related milestones in Europe.
Elan Corporation, plc 2005 Annual Report  55

Directors’ Report
Introduction
The directors submit their Annual Report, together with the audited financial statements of Elan Corporation, plc, for the year ended 31 December 2005.
Review of the Development of the Business
Elan Corporation, plc, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. Our shares trade on the New York, London and Irish Stock Exchanges and our principal research and development, manufacturing and marketing facilities are located in Ireland, the United States and the United Kingdom.
Our business is organised into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases, and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimisation challenges of the pharmaceutical industry.
A detailed review of our performance during the financial year is included in the “Financial Review” section of this Annual Report.
The future success of the Biopharmaceuticals business depends on the successful development and commercialisation of Tysabri and the successful development of additional products. The future success of the EDT business depends on our ability to increase the number of third-party products that incorporate our technologies and to increase our manufacturing activities for third parties.
Information on legal proceedings pending against Elan is contained in Note 30 to the Consolidated Financial Statements. For further discussion of the risk factors which impact us, please refer to the “Risk Factors” section of this Annual Report.
Post Balance Sheet Events
For information on post balance sheet events, please refer to Note 32 to the Consolidated Financial Statements.
Research and Development
During the year ended 31 December 2005, our expenditures on research and development amounted to $249.1 million compared to $262.6 million for the year ended 31 December 2004.
Financial Results and Dividends
The results for the year are set out beginning on page 73 of this Annual Report. The directors do not propose the payment of a dividend.
Financial Instruments
Our financial risk management objectives and policies and exposure to market risk are outlined in Note 26 to these Consolidated Financial Statements.
International Financial Reporting Standards
This Annual Report for the year ended 31 December 2005 is prepared in accordance with IFRS as adopted by the EU and meets the reporting requirements pursuant to Irish company law and the Irish Stock Exchange Listing Rules. These are our first Consolidated Financial Statements prepared in accordance with IFRS and comparative information, which was previously presented under Irish GAAP for the year ended 31 December 2004, has been restated under IFRS. We also separately prepare a Form 20-F pursuant to the rules and regulations of the U.S. SEC and in accordance with U.S. GAAP, which differ in certain significant respects from IFRS. The Form 20-F under U.S. GAAP is a separate document from this Annual Report.
56 Elan Corporation, plc 2005 Annual Report

Directors’ Report
Directors
The names of the directors are shown on page 60. Dr. Ando, Mr. Cooke, Dr. Ekman, Mr. Kennedy and Ms. Lurker were appointed as directors on 26 May 2005 and will seek election at the forthcoming Annual General Meeting. Under the terms of our Articles of Association, one-third of the directors or, if their number is not a multiple of three, then the number nearest to one-third shall retire from office at each Annual General Meeting. The effect of this provision is that each of our directors retires no less than every third year and, occasionally, after two years. In accordance with our Articles of Association, Dr. Armen, Mr. Crowley, Mr. Daniel, Mr. Martin and Dr. McIntyre will retire at the 2006 Annual General Meeting. Mr. Crowley, Mr. Daniel and Mr. Martin, being eligible, offer themselves for re-election. Dr. Armen and Dr. McIntyre will not be seeking re-election and so will be retiring from the board effective from the conclusion of the 2006 Annual General Meeting.
Directors’ Interests
The beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc at 31 December 2005, including their spouses and children under eighteen years of age, were as follows:

Ordinary Shares; Par Value 5 Euro Cents Each

	31 December 2005	31 December 2004

Kyran McLaughlin	150,000	—
Göran Ando, MD	1,500	—
Garo H. Armen, PhD	270,000	270,000
Shane Cooke	250,000	—
Laurence G. Crowley	12,000	12,000
William F. Daniel	50,000	50,000
Lars Ekman, MD, PhD	30,100	12,100
Alan R. Gillespie, CBE, PhD	132,000	132,000
Ann Maynard Gray	3,500	3,500
Gary Kennedy	2,800	—
Nancy Lurker	—	—
G. Kelly Martin	257,500	257,500
Kieran McGowan	1,200	1,200
Kevin M. McIntyre, MD	179,356	179,356
Dennis J. Selkoe, MD	163,175	163,175

Elan Corporation, plc 2005 Annual Report  57

Directors’ Options

							Weighted
					Weighted		Average
					Average		Exercise
					Market		Price of
					Price of		Options
					Shares at		Outstanding
	At				Exercise	At	at
	31 December	Granted	Expired	Exercised	Date	31 December	31 December
	2004	2005	2005	2005	2005	2005	2005

Kyran McLaughlin	55,000	7,500	—	—	—	62,500	$19.83
Göran Ando, MD	—	15,000	—	—	—	15,000	$ 8.05
Garo H. Armen, PhD	1,075,000	—	10,000	200,000	$8.12	865,000	$ 4.10
Shane Cooke	640,500	210,000	227,500	413,000	$8.20	210,000	$ 7.28
Laurence G. Crowley	65,000	7,500	10,000	—	—	62,500	$19.83
William F. Daniel	356,705	50,000	—	—	—	406,705	$16.18
Lars Ekman, MD, PhD	635,000	60,000	—	—	—	695,000	$13.29
Alan R. Gillespie, CBE, PhD	65,000	7,500	10,000	—	—	62,500	$19.83
Ann Maynard Gray	45,000	7,500	—	—	—	52,500	$18.69
Gary Kennedy	—	15,000	—	—	—	15,000	$ 8.05
Nancy Lurker	—	15,000	—	—	—	15,000	$ 8.05
G. Kelly Martin	2,060,000	1,030,000	—	—	—	3,090,000	$ 6.87
Kieran McGowan	55,000	7,500	—	—	—	62,500	$19.83
Kevin M. McIntyre, MD	65,000	7,500	10,000	—	—	62,500	$19.83
Dennis J. Selkoe, MD	65,000	7,500	10,000	—	—	62,500	$19.83

Options outstanding at 31 December 2005 are exercisable at various dates between January 2006 and December 2015. During the year ended 31 December 2005, the closing market price ranged from $3.24 to $29.00 per ADS. The closing market price at 17 March 2006, on the New York Stock Exchange (NYSE), of our ADSs was $15.01.
The following changes in directors’ interests occurred between 31 December 2005 and 17 March 2006:

				Restricted
				Stocks
	Grant Date	Price	Options	Units

Kyran McLaughlin	1 February 2006	$15.90	10,000	—
Göran Ando, MD	1 February 2006	$15.90	10,000	—
Garo H. Armen, PhD	1 February 2006	$15.90	10,000	—
Shane Cooke	1 February 2006	$15.90	63,899	12,579
Laurence G. Crowley	1 February 2006	$15.90	10,000	—
William F. Daniel	1 February 2006	$15.90	47,925	9,434
Lars Ekman, MD, PhD	1 February 2006	$15.90	127,799	25,157
Alan R. Gillespie, CBE, PhD	1 February 2006	$15.90	10,000	—
Ann Maynard Gray	1 February 2006	$15.90	10,000	—
Gary Kennedy	1 February 2006	$15.90	10,000	—
Nancy Lurker	1 February 2006	$15.90	10,000	—
Kieran McGowan	1 February 2006	$15.90	10,000	—
Kevin M. McIntyre, MD	1 February 2006	$15.90	10,000	—
Dennis J. Selkoe, MD	1 February 2006	$15.90	10,000	—

58 Elan Corporation, plc 2005 Annual Report

Directors’ Report

		Options
	Date	Exercised	ADRs purchased	ADRs sold

Nancy Lurker	2 February 2006	—	2,810	—
Garo H. Armen, PhD	2 February 2006	—	—	250,000
Garo H. Armen, PhD	6 February 2006	250,000	—	—
Kyran McLaughlin	6 February 2006	—	40,000	—
Alan R. Gillespie, CBE, PhD	10 February 2006	—	200,000	—
Lars Ekman, MD, PhD	8 March 2006	30,000	—	30,000

Directors’ Remuneration

	Year Ended 31 December

		2005		2005
	2005	Annual	2005	Benefit		2005	2004
	Salary/Fees	Bonus	Pension	In Kind		Total	Total
Executive Directors:	$	$	$	$		$	$

G. Kelly Martin	804,139	880,000	6,300	102,876		1,793,315	858,252	(1)
Shane Cooke(2)	357,900	390,605	—	—		748,505	—
William Daniel	396,409	205,400	45,028	21,428		668,265	612,880
Lars Ekman, MD, PhD(2)	265,529	233,333	6,186	270,833	(3)	775,881	—

Total	1,823,977	1,709,338	57,514	395,137		3,985,966	1,471,132

(1)	On 10 March 2005, Mr. Martin waived his 2004 performance cash bonus, which would have been paid in 2005, in lieu of 200,000 shares of stock options. The options were granted with an estimated fair value of $900,000 at an exercise price of $7.47 per share. Mr. Martin also received an annual grant of 80,000 stock options on the same date. For additional information on directors’ options, please refer to page 58.

(2)	Appointed as director on 26 May 2005; and the remuneration has been pro-rated for the period from 26 May 2005 to 31 December 2005.

(3)	Includes $240,000 for loan fully forgiven in December 2005. For additional information, please refer to Note 31 to the Consolidated Financial Statements.

	Year Ended 31 December

		2005		2005
	2005	Annual	2005	Benefit	2005	2004
	Fees	Bonus	Pension	in Kind	Total	Total
Non-Executive Directors:	$	$	$	$	$	$

Kyran McLaughlin	300,000	—	—	—	300,000	96,250
Göran Ando, MD(2)	36,661	—	—	—	36,661	—
Garo H. Armen, PhD	55,000	—	—	—	55,000	300,000
Brendan E. Boushel(1)	22,211	—	—	—	22,211	51,250
Laurence G. Crowley	68,802	—	—	—	68,802	76,250
Alan R. Gillespie, CBE, PhD	67,500	—	—	—	67,500	63,750
Ann Maynard Gray	77,464	—	—	—	77,464	88,750
John Groom(1)	22,211	—	83,333	—	105,544	251,250
Gary Kennedy(2)	36,661	—	—	—	36,661	—
Nancy Lurker(2)	36,661	—	—	—	36,661	—
Kieran McGowan	82,333	—	—	—	82,333	76,250
Kevin M. McIntyre, MD	68,281	—	—	—	68,281	71,250
Dennis J. Selkoe, MD	97,916	—	—	—	97,916	51,250
Richard L. Thornburgh(1)	29,134	—	—	—	29,134	71,250

Total	1,000,835	—	83,333	—	1,084,168	1,197,500

Average number of non-executive directors					11	12

(1)	Retired as director on 26 May 2005.

(2)	Appointed as director on 26 May 2005.
On 12 February 2002, we entered into a consultancy agreement with Mr. Groom. Mr. Groom received $200,000 in 2002 under this consultancy agreement. Effective 1 July 2003, the consultancy agreement was cancelled and we entered into a pension agreement of $200,000 per annum payable to Mr. Groom until 16 May 2008.
Elan Corporation, plc 2005 Annual Report  59

On 20 May 2004, Elan Pharmaceuticals, Inc. (EPI) entered into a consultancy agreement with Dr. Selkoe. Dr. Selkoe is also a party to a consultancy agreement with Athena Neurosciences, Inc. (Athena Neurosciences). Under consultancy agreements, Dr. Selkoe received $25,000 in 2005 and $76,200 in 2004.

	2005	2004
	Total	Total
Payments to Former Directors:	$	$

Salaries:
Donal Geaney	—	660,304
Thomas Lynch	—	459,615

	—	1,119,919
Legal settlement:
Donal Geaney	4,375,000	—

Pensions:
John Groom	116,667	—
Donald Panoz	26,667	160,000
Nancy Panoz	4,166	25,000

	147,500	185,000

Total	4,522,500	1,304,919

On 9 July 2002, the late Mr. Geaney and Mr. Lynch resigned as chairman and vice-chairman, respectively, as well as from their respective positions as officers of Elan. Under the terms of the agreements, Mr. Geaney and Mr. Lynch continued as employees of Elan as senior advisers to the chairman until 31 July 2004 at their then current base salaries and were entitled to continue to receive the pension and other benefits to which they were then entitled. They were not entitled to any bonuses during that time.
On 13 June 2005, we agreed to settle an action taken by Mr. Geaney for a sum of 3.5 million Euro ($4.4 million), plus an agreed sum of legal fees. For additional information, see Note 31 to the Consolidated Financial Statements.
Board of Directors and Senior Management
Directors
Kyran McLaughlin (61) was appointed a director of Elan in January 1998 and was appointed chairman of Elan in January 2005. He is deputy chairman and head of capital markets at Davy Stockbrokers, Ireland’s largest stockbroker firm. He is also a director of Ryanair Holdings, plc and is a director of a number of private companies.
Göran Ando, MD (57) was appointed a director of Elan in May 2005. He was formerly executive vice president and president, R&D of Pharmacia (now Pfizer). He is a director of a number of public and private companies. Dr. Ando is a Specialist in General Medicine and a Founding Fellow of the American College of Rheumatology.
Garo H. Armen, PhD (53) was appointed a director of Elan in February 1994, and served as our chairman from July 2002 until January 2005. He is chairman and chief executive officer of Antigenics Inc., the biotechnology company he co-founded with Pramod Srivastava in 1994. Dr. Armen also serves on the Board of Directors of Color Kinetics Incorporated, a company that designs, markets and licences intelligent solid-state lighting systems. Dr. Armen is also the founder and President of the Children of Armenia Fund, a charitable organisation established in 2000 that is dedicated to the positive development of the children and youth of Armenia.
Shane Cooke (43) was appointed a director of Elan in May 2005. He joined the company as the executive vice president and chief financial officer in July 2001. Prior to joining Elan, Mr. Cooke was chief executive of Pembroke Capital Limited, an aviation leasing company, and prior to that held a number of senior positions in finance in the banking and aviation industries. Mr. Cooke is a chartered accountant and a graduate of University College Dublin.
60 Elan Corporation, plc 2005 Annual Report

Directors’ Report
Laurence G. Crowley (69) was appointed a director of Elan in March 1996. He was governor (chairman) of the Bank of Ireland until his retirement in July 2005. He is presently chairman of PJ Carroll & Co. and is a director of a number of private companies.
William F. Daniel (54) was appointed a director of Elan in February 2003. He has served as the company secretary since December 2001, having joined Elan in March 1994 as group financial controller. In July 1996, he was appointed group vice president, finance, group controller and principal accounting officer. From 1990 to 1992, Mr. Daniel was financial director of Xtravision, plc. Mr. Daniel is a chartered accountant and a graduate of University College of Dublin.
Lars Ekman MD, PhD (56) was appointed a director of Elan in May 2005 and joined Elan as executive vice president and president, global R&D in 2001. Prior to joining Elan, he was EVP, R&D, at Schwarz Pharma AG since 1997. From 1984 to 1997, Dr. Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr. Ekman is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his PhD and MD from the University of Gothenburg, Sweden.
Alan R. Gillespie, CBE, PhD (55) was appointed a director of Elan in March 1996. He is chairman of Ulster Bank Limited and chairman of the International Finance Facility. From November 1999 until November 2002, he was chief executive officer of CDC Group, plc and was previously a managing director of Goldman Sachs International.
Ann Maynard Gray (60) was appointed a director of Elan in February 2001. She was formerly president of Diversified Publishing Group of Capital Cities/ ABC, Inc. Ms. Gray is also a director of Duke Energy Corporation and The Phoenix Companies, Inc.
Gary Kennedy (48) was appointed a director of Elan in May 2005. From May 1997 to December 2005, he was group director, Finance & Enterprise Technology, at Allied Irish Banks, plc (AIB) and a member of the main Board of AIB and was also on the Board of M&T, AIB’s associate in the United States. Prior to that, Mr. Kennedy was group vice president at Nortel Networks Europe after starting his management career at Deloitte & Touche. He served on the Board of the Industrial Development Authority of Ireland for 10 years until he retired in December 2005. Currently an independent business consultant he is a member of the NUI Galway Development Board.
Nancy Lurker (48) was appointed a director of Elan in May 2005. She has been chief executive officer and president of ImpactRX since 2003 and was previously group vice president, Global Prescription Business, at Pharmacia (now Pfizer). She also served as a member of the Pharmacia Operating Committee.
G. Kelly Martin (47) was appointed a director of Elan in February 2003 following his appointment as president and chief executive officer. He was formerly president of the International Private Client Group and a member of the executive management and operating committee of Merrill Lynch & Co., Inc. He spent over 20 years at Merrill Lynch & Co., Inc. in a broad array of operating and executive responsibilities on a global basis.
Kieran McGowan (62) was appointed a director of Elan in December 1998. From 1990 until his retirement in December 1998, he was chief executive of the Industrial Development Authority of Ireland. He is chairman of the Governing Authority of University College Dublin and is a director of CRH, plc, Irish Life and Permanent, plc, United Drug, plc, Enterprise Ireland, and a number of private companies.
Kevin M. McIntyre, MD (70) was appointed a director of Elan in February 1984. He is an associate clinical professor of medicine at Harvard Medical School and has served as a consultant to the National Academy of Sciences.
Dennis J. Selkoe, MD (62) was appointed a director of Elan in July 1996, following our acquisition of Athena Neurosciences, where he served as a director since July 1995. Dr. Selkoe was a founder of, and consultant to, Athena Neurosciences. Dr. Selkoe, a neurologist, is a professor of neurology and neuroscience at Harvard Medical School. He also serves as co-director of the Center for Neurologic Disease at The Brigham and Women’s Hospital.
Outside directors of Elan are compensated with fee payments and stock options (with additional payments where directors are members of board committees) and are reimbursed for travel expenses to and from board meetings.
Senior Management
Paul Breen (49) is executive vice president, EDT. He joined Elan in July 2001. Prior to joining Elan, he was vice president and joint managing director of Pfizer Pharmaceuticals Ireland. Prior thereto, he was vice president and managing director of Warner-Lambert Company’s Irish operations. He is chairman of the governing body of Athlone Institute of Technology. Mr. Breen holds a degree in science and is a graduate of University College Dublin.
Elan Corporation, plc 2005 Annual Report  61

Nigel Clerkin (32) was appointed senior vice president, finance and group controller in January 2004, having previously held a number of financial and strategic planning positions since joining Elan in January 1998. He is also our principal accounting officer. Mr. Clerkin is a chartered accountant and a graduate of Queen’s University Belfast.
Richard Collier (52) joined Elan as executive vice president and general counsel in November 2004. Prior to joining Elan, Mr. Collier was senior counsel at Morgan, Lewis & Bockius LLP. Prior to joining Morgan Lewis, he was senior vice president and general counsel at Pharmacia (now Pfizer), after serving in that same position at Pharmacia & Upjohn. Prior to his experience at Pharmacia, Mr. Collier spent 11 years at Rhone-Poulenc Rorer, Inc. Previously, he was in private practice after having served with the U.S. Federal Trade Commission and U.S. Department of Justice. Mr. Collier is a graduate of Temple University and also earned his Juris Doctor at Temple University.
Allison Hulme, PhD (42) was appointed executive vice president autoimmune, Tysabri, global development, for Elan in January 2005. Previously, Dr. Hulme held the positions of executive vice president, Tysabri business enterprise, and senior vice president, head of global development. Prior to joining Elan in October 1995, Dr. Hulme held several positions in Clinical Research at Glaxo Wellcome Pharmaceuticals (United Kingdom) and served as Lecturer at Luton University. She holds a degree in science from Luton University and earned her PhD from Cranfield Institute of Technology.
Karen S. Kim (43) was appointed executive vice president, corporate strategy and alliances, communications, branding and specialty business group, in January 2005. She joined Elan in September 2003 as senior vice president, head of global corporate strategy and strategic alliances. Prior to joining Elan, Ms. Kim held senior management positions at Merrill Lynch, which she joined in 1998, and where she was most recently head of Client Development in the International Private Client Group. Previously she held senior management positions at the Cambridge Group and The MAC Group/ Gemini Consulting. She is a graduate of Wellesley College and earned her MBA from the Harvard Graduate School of Business Administration.
Ivan Lieberburg, MD, PhD (56) is executive vice president and chief medical officer of Elan, where he has held a number of senior positions, most recently senior vice president of research. Prior to joining Athena Neurosciences in 1987, Dr. Lieberburg held faculty positions at the Albert Einstein College of Medicine and Mt. Sinai School of Medicine in New York. He received an AB from Cornell University and earned his PhD in Neurobiology from The Rockefeller University. Dr. Lieberburg was a Postdoctoral Fellow in Neurobiology at Rockefeller University. He earned his MD from the University of Miami. Dr. Lieberburg was a Research Endocrine Fellow at the University of California, San Francisco.
Kathleen Martorano (44) was appointed executive vice president, strategic human resources, and a member of the office of the chief executive officer, in January 2005. She joined Elan in May 2003 as senior vice president, corporate marketing & communications. Prior to joining Elan, Ms. Martorano held senior management positions at Merrill Lynch, which she joined in 1996, and where she was most recently first vice president of Marketing and Communications for the International Private Client Group. Previously, she held senior management positions with Salomon Brothers. Ms. Martorano holds a Bachelor of Science degree from Villanova University.
Dale Schenk, PhD (48) was appointed Elan’s senior vice president and chief scientific officer in June 2003. From 1999 to 2003, Dr. Schenk was senior vice president of discovery research at Elan, and from 1998 to 1999, he was the company’s vice president of neurobiology. Previously, Dr. Schenk was director of neurobiology for Athena Neurosciences from 1994 to 1998. Earlier at Athena, from 1987 to 1994, Dr. Schenk served as the leader of several research programmes. Dr. Schenk earned his Bachelor’s degree in Biology from the University of California, San Diego and a PhD in Physiology and Pharmacology from the University of California, San Diego.
Ted Yednock, PhD (48) was appointed senior vice president, head of global research, in September 2005. Dr. Yednock joined Athena Neurosciences in 1990 to initiate work on MS. He has contributed to a number of research efforts since that time in the areas of both autoimmune and neurodegeneration, and has held a number of scientific and management positions within the organisation. Most recently, Dr. Yednock served as vice president, biology. He earned his Bachelor’s degree in Biology and Chemistry from the University of Illinois and his PhD in Immunology from the University of California, San Francisco.
Officers serve at the discretion of the board of directors. No director or officer has a family relationship with any other director or officer.
62 Elan Corporation, plc 2005 Annual Report

Directors’ Report
Compensation of Directors and Officers
For the year ended 31 December 2005, all executive officers and outside directors as a group (21 persons) received total compensation of $8.5 million.
We reimburse officers and outside directors for their actual business-related expenses. For the year ended 31 December 2005, an aggregate of $0.2 million was accrued to provide pension, retirement and other similar benefits for directors and officers. We also maintain certain health and medical benefit plans for our employees in which our officers participate.
For additional information on pension benefits for our employees, please refer to Note 12 to the Consolidated Financial Statements.
Transactions with Directors
There were no transactions with directors during the year ended 31 December 2005 other than as outlined below in “Transactions with Directors and Executive Officers” and in Note 31 to the Consolidated Financial Statements.
Significant Shareholdings
The following table sets forth certain information regarding the beneficial ownership of Ordinary Shares or American Depository Shares at 17 March 2006 by major shareholders (based solely upon information disclosed to us in accordance with Section 67 of the Companies Act, 1990) and all of our directors and officers as a group (either directly or by virtue of ownership of our ADSs):

	No. of		Date of	Percent of
Name of Owner or Identity of Group	Shares		Disclosure(1)	Class(2)

Fidelity Management and Research Company	21,963,200		17 March 2006	5.1%
All directors and officers as a group (18 persons)	6,201,191	(3)	—	1.4%

(1)	Since the date of disclosure to us, the interest of any person listed above in our Ordinary Shares may have increased or decreased. No requirement to notify us of any change would have arisen unless the holding moved up or down through a whole number percentage level.

(2)	Based on 429.8 million Ordinary Shares outstanding on 17 March 2006 and 4.4 million Ordinary Shares issuable upon the exercise of currently exercisable options held by directors and officers as a group as of 17 March 2006.

(3)	Includes 4.4 million Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers as a group as of 17 March 2006.
Save for these interests, we have not been notified at 17 March 2006 of any interest of 3% or more in our issued share capital. Fidelity Management and Research Company does not have voting rights different from other shareholders.
We, to our knowledge, are not directly or indirectly owned or controlled by another entity or by any government. We do not know of any arrangements, the operation of which might result in a change of control of us.
Statement of Directors’ Responsibilities in Respect of the Annual Report and the Financial Statements
The directors are responsible for preparing the Annual Report and the group and parent company financial statements, in accordance with applicable law and regulations.
Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law, the directors are required to prepare the group financial statements in accordance with IFRS as adopted by the EU and have elected to prepare the parent company financial statements on the same basis.
The financial statements are required by law and IFRS as adopted by the EU to present fairly the financial position and performance of the group and the company; the Companies Acts 1963 to 2005 provide in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.
In preparing each of the group and parent company financial statements, the directors are required to:

•	Select suitable accounting policies and then apply them consistently;

•	Make judgements and estimates that are reasonable and prudent; and

•	Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.
Elan Corporation, plc 2005 Annual Report  63

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Acts 1963 to 2005. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.
Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange, the directors are also responsible for preparing a Directors’ Report and reports relating to directors’ remuneration and corporate governance that comply with that law and those Rules.
The directors are responsible for the maintenance and integrity of the corporate and financial information included on the group’s website. Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
Transactions with Directors and Executive Officers
Except as set out below, there are no service contracts in existence between any of the directors and Elan:

•	On 1 July 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we shall pay him a pension of $200,000 per annum, monthly in arrears, until 16 May 2008 in respect of his former senior executive roles.

•	On 7 January 2003, we and EPI entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and chief executive officer effective 3 February 2003. Mr. Martin was granted an initial option to purchase 1,000,000 Ordinary Shares with an exercise price of $3.85 and vesting in three equal instalments on 31 December 2003, 31 December 2004 and 31 December 2005. In accordance with the terms of his contract, in October 2003, Mr. Martin was granted an additional option to purchase 1,000,000 Ordinary Shares with an exercise price of $5.28, equal to the fair market value of the shares on the date of grant, vesting on the same basis and dates as the initial option grant.

Mr. Martin has received additional option grants consistent with our annual option grant practices.

Effective 3 December 2004, Mr. Martin’s employment agreement was amended to modify the benefits to be received by Mr. Martin in the event of an involuntary termination, extend severance payments to three years (from two) in the event of an involuntary termination following a change in control, modify the indemnification provisions of the employment agreement, and add an attorneys’ fees provision.

Effective 7 December 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our president and chief executive officer with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual instalments (the 2005 Options).

The agreement continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled.

In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus and his 2005 options will vest and be exercisable for the following two years (three, in the event of a change in control).

In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or until Mr. Martin obtains other employment, continue to participate in our health and medical plans or we shall pay him a lump sum equal to the present value of the cost of such coverage and we shall pay Mr. Martin a lump sum of $50,000 to cover other costs and expenses. Mr. Martin will also be entitled to career transition assistance and the use of an office and the services of a full time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).

In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the U.S. Internal Revenue Code, or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.
64 Elan Corporation, plc 2005 Annual Report

Directors’ Report

The agreement also obligates us to indemnify Mr. Martin if he is sued or threatened with suit as the result of serving as our officer or director. We will be obligated to pay Mr. Martin’s attorney’s fees if he has to bring an action to enforce any of his rights under the employment agreement.

Mr. Martin is eligible to participate in the pension, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

•	On 1 July 1986, Athena Neurosciences entered into a consultancy agreement with Dr. Dennis J. Selkoe, whereby Dr. Selkoe agreed to provide certain consultancy services in the field of Alzheimer’s disease for a fee to be fixed annually, together with the reimbursement of all reasonable travel and other expenses incurred. The consultancy agreement renews automatically, unless notice of termination is provided 60 days prior to the anniversary date. No such notice has been provided.

•	On 20 May 2004, EPI entered into a consultancy agreement with Dr. Selkoe whereby Dr. Selkoe agreed to provide review and advice on the merit of our research and development programmes, with payments not to exceed $10,000 in the aggregate over the term of the agreement, which is to expire in 2007.

•	Dr. Lars Ekman had a forgivable loan from Elan which amounted to $240,000 at 26 May 2005. This loan was fully forgiven at the end of December 2005.

•	Mr. Paul Breen has a forgivable loan from Elan that he received on 29 May 2001. During 2005 there was $31,700 outstanding under the loan, of which $15,850 was forgiven. The remaining $15,850 outstanding under the loan will be forgiven on 1 July 2006 if Mr. Breen remains an employee of Elan through that date. The loan does not bear interest.

•	In relation to Dr. Garo Armen’s retirement from the board, we have agreed to vest on his retirement 25,000 options that would otherwise have expired unvested on his retirement date, and have extended the exercise term of 50,000 options from ninety days to one year post-retirement.
Accounting Records
The directors believe that they have complied with Section 202 of the Companies Act, 1990 with regard to books of account by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of Elan Corporation, plc are maintained at our office in Monksland, Athlone, County Westmeath, Ireland.
Political Donations
There were no political contributions that require disclosure under the Electoral Act, 1997.
Subsidiary Companies
For additional information regarding significant subsidiary undertakings, please refer to Note 35 to the Consolidated Financial Statements.
Auditors
In accordance with Section 160(2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.
On behalf of the board, 28 March 2006
Kyran McLaughlin, chairman                              G. Kelly Martin, president and chief executive officer
Elan Corporation, plc 2005 Annual Report  65

Corporate Governance
Policies
We are committed to the adoption and maintenance of the highest standards of corporate governance and compliance. We comply with the provisions of the revised Combined Code on Corporate Governance issued in July 2003 and subsequently adopted by the London and Irish Stock Exchanges.
In May 2002, following a review with external legal counsel, the board of directors adopted a set of corporate governance guidelines (the Guidelines) and restructured the existing three board committees into four board committees, the executive committee, audit committee, compensation committee (now the leadership development and compensation committee) and nominating committee and adopted a written charter for each committee (collectively the Committee Charters). The Executive Committee was subsequently abolished on 3 February 2005. The Guidelines and The Committee Charters were revised and updated in November 2003 to incorporate the requirements of the Sarbanes-Oxley Act, 2002, the revised listing rules of the NYSE and certain measures agreed as part of the settlement of the 2002 derivative action. In addition, in November 2003 we formally adopted a Code of Conduct that applies to all employees and to our board of directors.
The Guidelines cover the mission of the board, director responsibilities, board structure (including the roles of the Chairman, Chief Executive Officer (CEO) and the Lead Independent Director, board composition, independent directors, definition of independence, board membership criteria, selection of new directors, time limits and mandatory retirement, board composition and evaluation), leadership development (including formal evaluation of the Chairman and CEO, succession planning and director development), board committees, board meeting proceedings, board and independent director access to top management, independent advice and board interaction with institutional investors, research analysts and media.
Our policy is to conduct our business in compliance with all applicable laws, rules and regulations and therefore our employees are expected to perform to the highest standards of ethical conduct, consistent with legal and regulatory requirements. The Code of Conduct applies to directors, officers and employees and provides guidance on how to fulfil these requirements, how to seek advice and resolve questions about the appropriateness of conduct, and how to report possible violations of our legal obligations or ethical principles. We have implemented a Corporate Compliance programme that establishes a framework for adherence to applicable laws, rules and regulations and ethical standards, as well as a mechanism for preventing and reporting any breach of same. The Corporate Compliance office was established to manage the Corporate Compliance programme. An executive level Corporate Compliance Steering Committee also provides oversight of Elan’s compliance activities.
The Guidelines, the Committee Charters and Code of Conduct are available on the company website, www.elan.com, under Governance. Any amendments to or waivers from the Code of Conduct will also be posted to our website.
The Board
The roles of the Chairman and CEO are separated. The Chairman of the Board is responsible for the leadership and management of the Board. Our CEO is responsible for the operation of the business of the Company. Other significant commitments of the Chairman are set out on page 60. These commitments did not change during 2005. Under our Guidelines, two-thirds of the board is independent. The board currently includes ten independent, non-executive directors who constitute two-thirds of the board. We adopted a definition of independence based on the rules of the NYSE, the exchange on which the majority of our shares are traded.
The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties. All directors also have access to the advice and services of the Company Secretary.
The board has reserved certain matters to its exclusive jurisdiction, thereby maintaining control of the Company and its future direction. All directors are appointed by the board, as nominated by its nominating committee, and subsequently elected by the shareholders. Procedures are in place where directors and committees, in furtherance of their duties, may take independent professional advice, if necessary, at our expense. The board held six scheduled meetings during 2005.
66 Elan Corporation, plc 2005 Annual Report

Corporate Governance
Our Guidelines require that the board will conduct a self-evaluation at least annually to determine whether it and its Committees are functioning effectively. An evaluation of the performance of the board, the board committees and individual directors was conducted during the year by the Lead Independent Director through meetings with each member of the board. The results were presented to the Nominating Committee and to the board. The board concluded that it and its committees had operated satisfactorily during the past year.
The board has delegated authority over certain areas of our activities to three standing committees, as more fully described below.

i.	Audit Committee
The audit committee, composed entirely of non-executive directors, helps the board in its general oversight of the Company’s accounting and financial reporting practices, internal controls and audit functions, and is directly responsible for the appointment, compensation and oversight of the work of our independent auditors. The audit committee periodically reviews the effectiveness of the system of internal control. It monitors the adequacy of internal accounting practices, procedures and controls and reviews all significant changes in accounting policies. The committee meets regularly with the internal and external auditors and addresses all issues raised and recommendations made by them. The members of the committee in 2005 were Dr. Gillespie, chairman, Mr. Kennedy (appointed 9 September 2005), Mr. McGowan, and Ms. Gray, who was appointed to the audit committee on 3 February 2005 and served on the committee until Mr. Kennedy’s appointment. Mr. Kennedy qualifies as an audit committee financial expert. The audit committee held seven formal meetings during 2005.
The audit committee has responsibility for appointing, setting compensation, overseeing the work of and ensuring the independence of the independent auditor. In recognition of this responsibility, the audit committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor. Prior to engagement of the independent auditor for the next year’s audit, management will submit a list of services and related fees expected to be rendered during that year within each of the four categories of services to the audit committee for approval: audit services; audit-related services; tax services; and other fees.
Prior to engagement, the audit committee pre-approves all independent auditor services within each category. The fees are budgeted and the audit committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval categories. In those instances, the audit committee requires specific pre-approval before engaging the independent auditor.
The audit committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated reports any pre-approval decisions to the audit committee at its next scheduled meeting.
As part of the our code of conduct, we have put in place a confidential email and telephone hotline to allow employees to report potential violations of laws, rules, regulations or ethical standards. The audit committee reviews these arrangements, and the investigation and follow-up of any reported matters.

ii.	Leadership Development and Compensation Committee
The leadership, development and compensation committee (LDCC), composed entirely of non-executive directors, reviews our compensation philosophy and policies with respect to executive compensation, fringe benefits and other compensation matters. The committee determines the compensation of the chief executive officer and other executive directors and reviews the compensation of the other members of the executive management. The members of the committee are Dr. Dennis Selkoe (Chairman), Dr. Göran Ando (appointed 9 September 2005), Mr. Laurence Crowley, Ms. Nancy Lurker (appointed 9 September 2005) and Dr. Kevin McIntyre. The committee held six meetings during 2005.

iii.	Nominating Committee
The nominating committee, composed entirely of non-executive directors, reviews on an ongoing basis the membership of the board of directors and of the board committees and the performance of the directors. It recommends new appointments to fill any vacancy that is anticipated or arises on the board of directors. The committee reviews and recommends changes in the functions of the various committees of the board. The Guidelines and the charter of the committee set out the manner in which the performance evaluation of the board, its committees and the directors is to be performed and by whom. The members of the
Elan Corporation, plc 2005 Annual Report  67

committees are Mr. Kieran McGowan (Chairman and Lead Independent Director), Ms. Ann Maynard Gray and Mr. Kyran McLaughlin. The committee held four meetings during 2005.
Board and Board Committee Meetings
The number of scheduled board and board committee meetings held and attended by each director during the year was as follows:

		Audit				Nominating
	Board	Committee		LDCC		Committee

Kyran McLaughlin	6/6	—		—		4/4
Göran Ando, MD(2)	2/2	—		0/1		—
Garo H. Armen, PhD	6/6	—		—		—
Brendan Boushel(1)	2/3	—		—		—
Shane Cooke(2)	2/2	—		—		—
Laurence G. Crowley	5/6	—		6/6		—
William F. Daniel	6/6	7/7	(3)	6/6	(3)	4/4	(3)
Lars Ekman, MD, PhD(2)	2/2	—		—		—
Alan R. Gillespie, CBE PhD	5/6	7/7		—		—
Ann Maynard Gray	5/6	3/3		—		4/4
John Groom(1)	3/3	—		—		—
Gary Kennedy(2)	2/2	3/3		—		—
Nancy Lurker(2)	2/2	—		1/1		—
G. Kelly Martin	6/6	—		—		—
Kieran McGowan	6/6	6/7		—		4/4
Kevin M. McIntyre, MD	6/6	—		6/6		—
Dennis J. Selkoe, MD	6/6	—		6/6		—
Richard L. Thornburgh(1)	3/3	—		—		—

(1)	Retired as director on 26 May 2005.

(2)	Appointed as director on 26 May 2005.

(3)	William F. Daniel was secretary on these committees.
Relations with Shareholders
We communicate regularly with our shareholders throughout the year, specifically following the release of quarterly and annual results, and after major developments. Our general meetings and analyst briefings are webcast and are available on our website (www.elan.com). All shareholders are given adequate notice of the annual meeting. The board periodically receives a presentation by external advisors on investor perceptions and external brokers’ reports are circulated to all directors. All directors normally attend the Annual General Meeting and shareholders are invited to ask questions during the meeting and to meet with directors after the formal proceedings have ended.
Internal Control
The board of directors has overall responsibility for our system of internal control and for monitoring its effectiveness. The system of internal control is designed to provide reasonable, but not absolute, assurance against material misstatement or loss. The key procedures that have been established to provide effective internal control include:

•	A clear focus on business objectives is set by the board having considered the risk profile of Elan;

•	A formalised risk reporting system. Significant business risks are addressed at each board meeting;

•	A clearly defined organisational structure under the day-to-day direction of our chief executive officer. Defined lines of responsibility and delegation of authority have been established within which our activities can be planned, executed, controlled and monitored to achieve the strategic objectives which the board has adopted for us;
68 Elan Corporation, plc 2005 Annual Report

Corporate Governance

•	A comprehensive system for reporting financial results to the board. This includes a budgeting system with an annual budget approved by the board;

•	A system of management and financial reporting, treasury management and project appraisal— the system of reporting covers trading activities, operational issues, financial performance, working capital, cash flow and asset management; and

•	To support our system of internal control, we have separate Corporate Compliance, Internal Audit and Internal Control Departments. Each of these departments report periodically to the Audit Committee. The Internal Control function, which was established at the beginning of 2004, is primarily responsible for the company’s compliance with Section 404 of the Sarbanes-Oxley Act 2002. Our Internal Audit function was re-established in the latter part of 2005 and is now fully coordinated with the other controls functions outlined above.
The directors reviewed our system of internal control and also examined the full range of risks affecting us and the appropriateness of the internal control structures to manage and monitor these risks. This process involved a confirmation that appropriate systems of internal control were in place throughout the financial year and up to the date of signing of these financial statements. It also involved an assessment of the ongoing process for the identification, management and control of the individual risks and of the role of the various risk management functions and the extent to which areas of significant challenges facing us are understood and are being addressed. No material unaddressed issues emerged from this assessment. The directors confirm that they have reviewed, in accordance with the Turnbull Guidance, the effectiveness of our systems of internal control for the year ended 31 December 2005.
Going Concern
The directors, having made inquiries, believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing our Consolidated Financial Statements.
Report of the Leadership Development and Compensation Committee
The terms of reference for the committee are to determine the compensation, terms and conditions of employment of the chief executive officer and other executive directors and to review the recommendations of the chief executive officer with respect to the remuneration and terms and conditions of employment of our senior management. The committee also exercises all the powers of the board of directors to issue Ordinary Shares on the exercise of share options and to generally administer our share option plans.
Each member of the committee is nominated to serve for a three-year term subject to a maximum of two terms of continuous service.
Remuneration Policy
Our policy on executive directors’ remuneration is to set remuneration levels that are appropriate for our senior executives having regard to their substantial responsibilities, their individual performance and our performance as a whole. The committee sets remuneration levels after reviewing remuneration packages of executives in the pharmaceutical industry. The committee takes external advice from independent benefit consultants and considers Section B of the Code of Best Practice of The Combined Code as issued by the London and Irish Stock Exchanges.
The typical elements of the remuneration package for executive directors include basic salary and benefits, annual cash incentive bonus, pensions and participation in share option plans.
The committee grants options to encourage identification with shareholders’ interests and to link performance to the long-term share price performance of Elan.
Executive Directors’ Basic Salary
The basic salaries of executive directors are reviewed annually having regard to personal performance, company performance and market practice.
Elan Corporation, plc 2005 Annual Report  69

Annual Cash Incentive Bonus
An annual cash incentive bonus, which is not pensionable, is paid on the recommendation of the committee to executive directors. Bonus determination is not based on specific financial or operational targets, but on individual and company performance.
Share Option Plans
It is the committee’s policy, in common with other companies operating in the pharmaceutical industry, to award share options to management and employees. The options generally vest between one and four years. These plans do not contain any performance conditions.
Restricted Stock Units
In June 2004, our shareholders and board of directors approved a Restricted Stock Unit Plan (the RSU Plan). The first grants under the RSU Plan were made by the committee in February 2006. The grants vest between one and four years and do not contain any performance conditions.
Employee Equity Purchase Plans
In June 2004, our shareholders approved a qualified Employee Equity Purchase Plan (U.S. Purchase Plan), under Sections 421 and 423 of the Internal Revenue Code (IRC), which became effective on 1 January 2005 for eligible employees based in the United States. The plan allows eligible employees to purchase common stock at 85% of the lower of the fair market value at the start of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 per calendar year, 1,000 shares per offering period, and are subject to certain IRC restrictions.
The board of directors approved the Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004, effective 1 January 2005, for employees based in Ireland and the United Kingdom, respectively (the Irish/ U.K. Sharesave Plans). In total, 1,500,000 shares were reserved for issuance under the Irish/ U.K. Sharesave Plans and U.S. Purchase Plan combined. The Irish/ U.K. Sharesave Plans allow eligible employees to purchase at no lower than 85% of the fair market value at the start of the thirty-six month savings period. The plans allow eligible employees to save up to 320 Euro per month under the Irish Scheme or 250 pounds Sterling under the U.K. Plan and they may purchase shares anytime within six months after the end of the savings period.
In 2005, 542,429 shares (2004: Nil) were issued under the U.S. Purchase Plan, and at 31 December 2005, 957,571 shares (2004: 1,500,000) were reserved for future issuance under the U.S. Purchase Plan and Irish/ U.K. Sharesave Plans.
Directors’ Service Contracts
See Directors’ Report.
The compensation committee is pleased to submit this report to our shareholders on these matters.
Composition of Leadership Development and Compensation Committee
Dennis J. Selkoe, MD, Chairman
Göran Ando, MD
Laurence G. Crowley
Nancy Lurker
Kevin M. McIntyre, MD
70 Elan Corporation, plc 2005 Annual Report

Independent Auditor’s Report
To the Members of Elan Corporation, plc
We have audited the group and parent company financial statements (financial statements) of Elan Corporation, plc for the year ended 31 December 2005 which comprise the Consolidated and Parent Company Income Statements, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated Statements of Changes in Shareholders’ Equity and the related notes. These financial statements have been prepared under the accounting policies set out therein.
This report is made solely to the company’s members, as a body, in accordance with section 193 of the Companies Act 1990. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.
Respective Responsibilities of Directors and Auditors
The directors’ responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors’ Responsibilities on page 63.
Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (United Kingdom and Ireland).
We report to you our opinion as to whether the financial statements give a true and fair view in accordance with IFRSs as adopted by the EU and have been properly prepared in accordance with the Companies Acts 1963 to 2005 and Article 4 of the IAS Regulation. We also report to you whether, in our opinion: proper books of account have been kept by the company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the company; and whether the information given in the Directors’ Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit, and whether the parent company financial statements are in agreement with the books of account.
We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors’ remuneration and directors’ transactions is not disclosed and, where practicable, include such information in our report.
We review whether the Corporate Governance Statement reflects the company’s compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.
We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Financial Review, the Operating Review and Directors’ Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.
Basis of Audit Opinion
We conducted our audit in accordance with International Standards on Auditing (United Kingdom and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s and company’s circumstances, consistently applied and adequately disclosed.
Elan Corporation, plc 2005 Annual Report  71

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.
Opinion
In our opinion:

•	The group and parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the group’s and parent company’s affairs as at 31 December 2005 and of their profit for the year then ended;

•	The financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2005 and Article 4 of the IAS Regulation.
We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The parent company financial statements are in agreement with the books of account.
In our opinion the information given in the directors’ report is consistent with the financial statements.
The net assets of the parent company, as stated in the parent company balance sheet are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2005 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.
KPMG
Chartered Accountants
Registered Auditor
Dublin, Ireland
28 March 2006
72 Elan Corporation, plc 2005 Annual Report

Financial Statements
Consolidated Income Statement
For the Year Ended 31 December 2005

		Before			Before
		Exceptional	Exceptional		Exceptional	Exceptional
		Items	Items	Total	Items	Items	Total
		2005	2005	2005	2004	2004	2004
	Notes	$m	$m	$m	$m	$m	$m

Product revenue		411.4	—	411.4	294.0	—	294.0
Contract revenue		15.3	—	15.3	73.0	—	73.0

Total revenue	3, 4	426.7	—	426.7	367.0	—	367.0
Cost of sales		178.7	—	178.7	142.0	—	142.0

Gross profit		248.0	—	248.0	225.0	—	225.0
Selling, general and administrative expenses	5	456.0	(3.3)	452.7	358.1	35.7	393.8
Research and development expenses	5	241.8	7.3	249.1	262.6	—	262.6

Total operating expenses		697.8	4.0	701.8	620.7	35.7	656.4

Operating loss		(449.8)	(4.0)	(453.8)	(395.7)	(35.7)	(431.4)
Interest expense	6	179.3	—	179.3	153.9	—	153.9
Interest income	6	(39.6)	—	(39.6)	(16.5)		(16.5)
Investment gains	6	(17.9)	—	(17.9)	(163.9)	—	(163.9)
Impairment of investments	6	31.7	—	31.7	74.7	—	74.7
Fair value gain on conversion option—6.5% Convertible Notes	6	(1,136.1)	—	(1,136.1)	—	—	—
Net charge on debt retirement	6	20.2	—	20.2	—	—	—

Net interest and investment (gains)/losses		(962.4)	—	(962.4)	48.2	—	48.2
Share of losses of associates		—	—	—	1.9	—	1.9

Income/(loss) before tax	7	512.6	(4.0)	508.6	(445.8)	(35.7)	(481.5)
Tax (expense)/benefit on income/(loss) from ordinary activities	8	(0.4)	—	(0.4)	4.3	—	4.3

Income/(loss) after tax from continuing operations		512.2	(4.0)	508.2	(441.5)	(35.7)	(477.2)
Net income from discontinued operations	9	104.1	—	104.1	97.7	—	97.7

Net income/(loss) for the year		616.3	(4.0)	612.3	(343.8)	(35.7)	(379.5)

Basic income/(loss) per ordinary share:
Net income/(loss) from continuing operations	10	$1.24	$(0.01)	$1.23	$(1.13)	$(0.09)	$(1.22)
Net income/(loss)		1.49	(0.01)	1.48	(0.88)	(0.09)	(0.97)
Diluted loss per ordinary share:
Net loss from continuing operations	10	$(1.23)	$(0.01)	$(1.24)	$(1.13)	$(0.09)	$(1.22)
Net loss		(1.00)	(0.01)	(1.01)	(0.88)	(0.09)	(0.97)

The accompanying notes are an integral part of these financial statements. The results for the financial year ended 31 December 2004 have been restated in accordance with IFRSs adopted for use in the EU, with the exception of IAS 32 and IAS 39 which apply with effect from 1 January 2005. See Note 34, “Explanation of Transition to IFRS.”
Kyran McLaughlin, chairman                              G. Kelly Martin, president and chief executive officer
Elan Corporation, plc 2005 Annual Report  73

Consolidated Balance Sheet
At 31 December 2005

		2005	2004
	Notes	$m	$m

Non-Current Assets
Intangible assets and goodwill	13	815.2	1,013.0
Property, plant and equipment	14	344.6	338.9
Available-for-sale investments	15	24.5	—
Investments	15	—	91.9
Restricted cash	16	4.5	28.4
Other non-current assets	17	21.2	29.2

Total Non-Current Assets		1,210.0	1,501.4

Current Assets
Inventories	18	25.3	29.0
Accounts receivable	19	81.8	41.5
Other current assets	17	33.0	72.5
Income tax prepayment	8	1.6	1.6
Held for sale assets	20	46.9	—
Restricted cash	16	20.4	164.3
Cash and cash equivalents		1,080.7	1,347.6

Total Current Assets		1,289.7	1,656.5

Total Assets		2,499.7	3,157.9

Non-Current Liabilities
Long-term and convertible debt	21	1,940.2	2,217.4
Other liabilities	22	44.2	46.2
Income tax payable	8	14.9	22.2

Total Non-Current Liabilities		1,999.3	2,285.8

Current Liabilities
Short-term debt	21	—	39.0
Accounts payable		31.5	55.0
Accrued and other liabilities	22	153.9	176.6
Provisions	23	2.1	63.4
Income tax payable	8	4.5	0.1

Total Current Liabilities		192.0	334.1

Total Liabilities		2,191.3	2,619.9

Shareholders’ Equity
Share capital	24	24.7	22.6
Share premium		5,871.4	5,643.8
Accumulated stock compensation expense		53.2	16.6
Foreign currency translation adjustments		(15.6)	(12.9)
Equity component of 6.5% Convertible Notes	6	91.8	—
Fair value investment reserve		1.2	—
Retained loss	25	(5,718.3)	(5,132.1)

Total Shareholders’ Equity		308.4	538.0

Total Shareholders’ Equity and Liabilities		2,499.7	3,157.9

The accompanying notes are an integral part of these financial statements. The financial position at 31 December 2004 has been restated in accordance with IFRSs as adopted for use in the EU, with the exception of IAS 32 and IAS 39 which apply with effect from 1 January 2005. See Note 34, “Explanation of Transition to IFRS.”
Kyran McLaughlin, chairman                              G. Kelly Martin, president and chief executive officer
74 Elan Corporation, plc 2005 Annual Report

Financial Statements
Consolidated Statement of Cash Flow

Year Ended 31 December

		2005	2004
	Notes	$m	$m

Net income/(loss)		612.3	(379.5)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortisation		193.8	145.5
Gain on sale of investments		(17.9)	(163.9)
Impairment of investments		31.7	74.7
Gain on disposal of businesses		(103.6)	(68.0)
Share-based payments		36.6	15.1
Disposal/write-down of other assets		5.2	11.6
Interest accrual		160.3	120.1
Fair value gain on conversion option— 6.5% Convertible Notes		(1,136.1)	—
Accretion of discount— 6.5% Convertible Notes		12.4	—
Net charge on debt retirement		20.2	—
Receipts from sale of product rights		—	16.5
Other		(29.7)	3.5

Operating cash outflow before changes in working capital		(214.8)	(224.4)
Decrease/(increase) in accounts receivable		(38.7)	5.9
Decrease in prepayments and other assets		198.3	7.5
Decrease in inventories		3.7	17.1
Decrease in accounts payable and accrued and other liabilities		(110.3)	(37.0)

Cash used by operations		(161.8)	(230.9)
Interest received		37.7	14.3
Interest paid		(157.9)	(132.2)
Income taxes paid		(1.5)	(0.6)

Net cash outflow from operating activities		(283.5)	(349.4)

Investing activities
Proceeds from disposal of property, plant and equipment		0.6	44.2
Purchase of property, plant and equipment		(43.7)	(55.2)
Proceeds from disposal of intangible assets		—	0.3
Purchase of intangible and other assets		(7.1)	(43.8)
Purchase of investments		(0.4)	(1.4)
Proceeds from disposal of investments		62.7	315.2
Proceeds from business disposals	9	108.8	274.6

Net cash provided by investing activities		120.9	533.9

Financing activities
Proceeds from issue of share capital		23.8	70.6
Repayment of EPIL II Notes		—	(450.0)
Repayment of EPIL III Notes		(39.0)	(351.0)
Repayment of loans		(87.8)	(11.4)
Issue of loan notes		(0.7)	1,125.1
Proceeds from government grants		4.0	—

Net cash provided by/(used in) financing activities		(99.7)	383.3

Effect of foreign exchange rate changes		(4.6)	1.6

Net increase/(decrease) in cash and cash equivalents		(266.9)	569.4

Cash and cash equivalents at the beginning of the year		1,347.6	778.2
Cash and cash equivalents at the end of the year		1,080.7	1,347.6

Non cash items
Issuance of stock for debt repurchases		206.0	—

Elan Corporation, plc 2005 Annual Report  75

Consolidated Statement of Changes in Shareholders’ Equity

				Accumulated
				Stock		Equity	Fair Value
	Number	Share	Share	Compensation	Foreign	Component—	Investment	Retained	Total
	of Shares	Capital	Premium	Expense	Currency	6.5% Notes	Reserve(1)	Loss	Amount
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Balance at 31 December 2003	386.2	22.0	5,576.6	—	(12.2)	—	—	(4,761.0)	825.4
Adjustments for first time adoption of IFRS:
Share-based payments	—	—	—	1.5	—	—	—	(1.5)	—
Employee benefits	—	—	—	—	—	—	—	9.9	9.9

Balance at 1 January 2004	386.2	22.0	5,576.6	1.5	(12.2)	—	—	(4,752.6)	835.3

Recognised income and expenses:
Net loss	—	—	—	—	—	—	—	(379.5)	(379.5)
Foreign currency translation	—	—	—	—	(0.7)	—	—	—	(0.7)

Total recognised income and expenses									(380.2)

Exercise of stock options	8.9	0.6	67.2	—	—	—	—	—	67.8
Share-based payments	—	—	—	15.1	—	—	—	—	15.1

Balance at 31 December 2004	395.1	22.6	5,643.8	16.6	(12.9)	—	—	(5,132.1)	538.0

Adjustments for impact of first time adoption of IAS 32 and IAS 39:
Fair value of conversion option	—	—	—	—	—	—	—	(1,200.6)	(1,200.6)
Other financial instrument adjustments	—	—	—	—	—	—	30.7	2.1	32.8

Balance at 1 January 2005	395.1	22.6	5,643.8	16.6	(12.9)	—	30.7	(6,330.6)	(629.8)

Recognised income and expenses:
Net income	—	—	—	—	—	—	—	612.3	612.3
Foreign currency translation	—	—	—	—	(2.7)	—	—	—	(2.7)
Unrealised loss on investments	—	—	—	—	—	—	(8.5)	—	(8.5)
Gain on investments recognised in net income	—	—	—	—	—	—	(21.0)	—	(21.0)

Net loss recognised directly in equity									(32.2)

Total recognised income and expenses									580.1

Transfer of conversion option	—	—	—	—	—	91.8	—	—	91.8
Debt repurchase	27.8	1.7	204.3	—	—	—	—	—	206.0
Exercise of stock options	5.9	0.4	23.3	—	—	—	—	—	23.7
Share-based payments	—	—	—	36.6	—	—	—	—	36.6

Balance at 31 December 2005	428.8	24.7	5,871.4	53.2	(15.6)	91.8	1.2	(5,718.3)	308.4

(1)	Represents unrealised gains and losses on non-derivative available-for-sale securities.
The accompanying notes are an integral part of these financial statements.
76 Elan Corporation, plc 2005 Annual Report

Financial Statements
Parent Company Income Statement
For the Year Ended 31 December 2005

			Before
			Exceptional	Exceptional
		Total	Items	Items
		2005	2004	2004	Total
	Notes	$m	$m	$m	2004
					$m

Product revenue		36.5	25.9	—	25.9
Contract revenue		1.3	22.7	—	22.7

Total revenue	33(a)	37.8	48.6	—	48.6
Cost of sales		13.4	8.2	—	8.2

Gross profit		24.4	40.4	—	40.4
Selling, general and administrative expenses	33(b)	59.2	58.6	52.1	110.7
Research and development expenses		6.3	14.6	—	14.6

Total operating expenses		65.5	73.2	52.1	125.3

Operating loss		(41.1)	(32.8)	(52.1)	(84.9)
Interest expense	33(c)	4.6	5.9	—	5.9
Interest income	33(d)	(1.5)	(2.1)	—	(2.1)
EPIL II guarantee	33(e)	—	47.1	—	47.1
Fair value gain on conversion option—6.5% Convertible Notes	33(f)	(1,136.1)	—	—	—
Net charge on debt retirement	33(g)	23.3	—	—	—

Net interest and investment (gains)/losses		(1,109.7)	50.9	—	50.9

Income/(loss) before tax	33(h)	1,068.6	(83.7)	(52.1)	(135.8)
Tax (expense)/benefit on income/(loss) from ordinary activities	33(i)	—	—	—	—

Income/(loss) after tax from continuing operations		1,068.6	(83.7)	(52.1)	(135.8)
Net income/(loss) from discontinued operations	33(j)	0.7	(20.0)	—	(20.0)

Net income/(loss) for the year		1,069.3	(103.7)	(52.1)	(155.8)

The accompanying notes are an integral part of these financial statements. The results for the financial year ended 31 December 2004 have been restated in accordance with IFRSs as adopted for use in the EU, with the exception of IAS 32 and IAS 39 which apply with effect from 1 January 2005. See Note 34, “Explanation of Transition to IFRS.”
Kyran McLaughlin, chairman                              G. Kelly Martin, president and chief executive officer
Elan Corporation, plc 2005 Annual Report  77

Parent Company Balance Sheet
At 31 December 2005

		2005	2004
	Notes	$m	$m

Non-Current Assets
Intangible assets	33(k)	48.9	61.7
Investments	33(m)	931.0	592.8
Other non-current assets		—	1.4

Total Non-Current Assets		979.9	655.9

Current Assets
Accounts receivable	33(n)	4.5	8.9
Other current assets	33(o)	1,209.7	2,102.4
Restricted cash	33(p)	—	40.0
Cash and cash equivalents		25.5	38.6

Total Current Assets		1,239.7	2,189.9

Total Assets		2,219.6	2,845.8

Non-Current Liabilities
Other liabilities	33(q)	10.3	13.3

Total Non-Current Liabilities		10.3	13.3

Current Liabilities
Accounts payable		—	1.8
Accrued and other liabilities	33(r)	575.9	1,390.5
Provisions	33(s)	—	55.0

Total Current Liabilities		575.9	1,447.3

Total Liabilities		586.2	1,460.6

Shareholders’ Equity
Share capital		24.7	22.6
Share premium		5,871.4	5,643.8
Accumulated stock compensation expense		53.2	16.6
Equity component of 6.5% Convertible Notes	33(f)	91.8	—
Retained loss	33(t)	(4,407.7)	(4,297.8)

Total Shareholders’ Equity		1,633.4	1,385.2

Total Shareholders’ Equity and Liabilities		2,219.6	2,845.8

The accompanying notes are an integral part of these financial statements. The financial position at 31 December 2004 has been restated in accordance with IFRSs as adopted for use in the EU, with the exception of IAS 32 and IAS 39 which apply with effect from 1 January 2005. See Note 34, “Explanation of Transition to IFRS.”
Kyran McLaughlin, chairman                              G. Kelly Martin, president and chief executive officer
78 Elan Corporation, plc 2005 Annual Report

Financial Statements
Parent Company Statement of Cash Flows

	Year ended 31 December

	2005	2004
	$m	$m

Net income/(loss)	1,069.3	(155.8)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortisation	12.8	7.9
SEC and shareholder lawsuit settlement provision	—	55.0
Provision against EPIL II guarantee	—	47.1
(Gain)/ loss on disposal of businesses	(0.7)	20.0
Share-based payments	6.5	3.0
Fair value gain on conversion option— 6.5% Convertible Notes	(1,136.1)	—
Net charge on debt retirement	23.3	—
Other	3.8	1.7

Operating cash outflow before changes in working capital	(21.1)	(21.1)
Decrease/(increase) in accounts receivable	4.4	(4.6)
Decrease/(increase) in prepayments and other assets	42.3	(37.7)
Decrease/(increase) in intercompany accounts	(5.7)	20.2
Decrease in accounts payable and accrued and other liabilities	(55.4)	(1.2)

Cash used by operations	(35.5)	(44.4)
Interest received	0.6	0.9
Interest paid	(0.7)	(1.3)

Net cash outflow from operating activities	(35.6)	(44.8)

Investing activities
Net cash provided by investing activities	—	—

Financing activities
Proceeds from issue of share capital	23.8	70.6
Repayment of loans	(1.3)	(1.1)
Net intercompany investments	—	(7.8)

Net cash used in financing activities	22.5	61.7

Net (decrease)/increase in cash and cash equivalents	(13.1)	16.9

Cash and cash equivalents at the beginning of the year	38.6	21.7

Cash and cash equivalents at the end of the year	25.5	38.6

Elan Corporation, plc 2005 Annual Report  79

Notes to the Consolidated Financial Statements

1	Basis of Preparation
Elan Corporation, plc, an Irish public limited company (also referred to hereafter as “we”, “our”, “us”, “Elan” and “the Company”), is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is 353-1-709-4000. Our principal research and development, manufacturing and marketing facilities are located in Ireland, the United States (U.S.) and the United Kingdom (U.K.).
The Consolidated and Parent Company Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) that are adopted by the European Union (EU) that are effective at 31 December 2005. These are our first Consolidated Financial Statements prepared in accordance with IFRS, and comparative information, which was previously presented in accordance with Irish generally accepted accounting principles (Irish GAAP) for the year ended 31 December 2004, has been restated under IFRS, with the exception of IAS 32 and IAS 39 which were adopted with effect from 1 January 2005.
An explanation of the effect of the transition to IFRS is provided in Note 34 to the Consolidated Financial Statements.
These Consolidated and Parent Company Financial Statements are presented in U.S. dollars rounded to the nearest million, being the functional currency of the parent company and the majority of the group companies. They are prepared on the historical cost basis, except for financial instruments and derivative financial instruments, which are stated at fair value. Non-current assets and disposal groups classified as held for sale are stated at the lower of cost or fair value less costs to sell.
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results could differ materially from these estimates.
The financial statements were authorised for issue by the directors on 28 March 2006.

2	Significant Accounting Policies
The preparation of the financial statements resulted in changes to the accounting policies from the most recent annual financial statements prepared under Irish GAAP.
The accounting policies set out below have been applied consistently to all periods presented in these financial statements and in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to IFRS. For a discussion of our critical accounting policies, please refer to page 35 of the Financial Review.

a	Statement of compliance
The Consolidated and Parent Company Financial Statements have been prepared in accordance with IFRS as adopted by the EU and are effective at 31 December 2005, further to the IAS Regulation (EC 1606/2002). These are our first Consolidated and Parent Company Financial Statements prepared in accordance with IFRS, and therefore, IFRS 1, “First-time Adoption of International Financial Reporting Standards,” (IFRS 1), has been applied. For additional information on the transition to IFRS, please refer to Note 34 to the Consolidated Financial Statements.
The IFRS adopted by the EU applied by us in the preparation of these financial statements are those that were effective at 31 December 2005. The following provides a brief outline of the likely impact on future financial statements of relevant IFRSs adopted by the EU which are not yet effective and have not been early adopted in these financial statements:

•	Amendment to IAS 1— Capital disclosures (effective 1 January 2007): this amendment will require additional disclosure about our capital structure.

•	Amendment to IAS 19— Actuarial Gains and Losses, Group Plans and Disclosures (effective 1 January 2006): this amendment is not expected to affect us significantly.
80 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements

•	Amendments to IAS 39— Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective 1 January 2006): this amendment is not expected to affect us significantly.

•	Amendments to IAS 39 and IFRS 4: Financial Guarantee Contracts (effective 1 January 2006): this amendment requires financial guarantee contracts to be accounted for as financial instruments under IAS 39 unless they have been explicitly dealt with as insurance contracts in the past in which case the previous accounting may continue. Where the parent company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the group, we consider these to be insurance arrangements and account for them as such. We treat the guarantee contract as a contingent liability until such time as it becomes probable that we will be required to make a payment under the guarantee. We do not enter into financial guarantee contracts with third parties. We do not expect the amendments to have any impact on the financial statements for the period commencing 1 January 2006.

•	Amendments to IAS 39 “The Fair Value Option” effective 1 January 2006: this amendment is not expected to affect us significantly.

b	Basis of consolidation
The Consolidated Financial Statements include the accounts of Elan and all of our subsidiary undertakings and our share of profits or losses of associated undertakings. Associated undertakings are accounted for under the equity method of accounting. Subsidiaries are entities controlled by us. Control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Associates are those entities in which we have significant influence, but not control, over the financial and operating policies.
At 31 December 2005, we have no associated undertakings. All intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the Consolidated Financial Statements.
Our collaboration with Biogen Idec, Inc (Biogen Idec) for Tysabri® (natalizumab) is a jointly-controlled operation in accordance with IAS 31, “Financial Reporting of Interests in Joint Ventures.” A jointly-controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.
We have made significant operating losses during the last three financial years and anticipate continuing operating losses for the foreseeable future. However, our directors believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to prepare our Consolidated Financial Statements on a going concern basis.

c	Revenue
We recognise revenue from the sale of our products, royalties earned, and contract arrangements. Our revenues are classified into two categories: product revenue and contract revenue.
Product Revenue— Product revenue includes: (i) the sale of our products; (ii) royalties; (iii) manufacturing fees; (iv) the sale of product rights and related inventory (referred to as product disposals); and (v) revenue from a Jointly-Controlled Operation (Tysabri).
We recognise revenue from product sales when there is pervasive evidence that an arrangement exists, title passes, the price is fixed or determinable, and collectibility is reasonably assured. Revenue is recorded net of applicable sales tax and sales discounts and allowances, which are described below.

i.	The sale of products consists of the sale of pharmaceutical drugs, primarily to wholesalers and physicians.

ii.	We earn royalties on licensees’ sales of our products or third-party products that incorporate our technologies. Revenue is recognised as earned in accordance with the contract terms when royalties can be reliably measured and collectibility is reasonably assured.

iii.	We receive manufacturing fees for products that we manufacture on behalf of other third-party customers.
Elan Corporation, plc 2005 Annual Report  81

iv.	Revenue from the sale of product rights and related inventory consists of the proceeds from the disposal of products, inventory and intellectual property less the unamortised cost of the related intangible assets.

v.	We recognise as revenue our share of the net income from the sale of Tysabri plus any direct expenses we incur related to Tysabri. In any period where a net loss has been incurred on sales of Tysabri, we record our share of the net loss along with our directly-incurred expenses within operating expenses.
Contract Revenue— Contract revenue arises from contracts to perform research and development (R&D) services on behalf of clients or technology licensing to third parties. Contract revenue is recognised when earned and non-refundable, and when we have no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract. Contract research revenue consists of payments or milestones arising from R&D activities we perform on behalf of third parties.

d	Sales discounts & allowances
We recognise revenue on a gross revenue basis and make various deductions to arrive at net revenue as reported in the income statement. These adjustments are referred to as sales discounts and allowances and are described in detail below. Sales discounts and allowances include charge-backs, managed health care and Medicaid rebates, cash discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgements, and we use information from both internal and external sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgements in assessing our estimates, and this is borne out by our historical experience.
We do not conduct our sales using the consignment model. All of our product sales transactions are based on normal and customary terms whereby title to the product and substantially all of the risks and rewards transfer to the customer upon either shipment or delivery. Furthermore, we do not have an incentive programme which would compensate a wholesaler for the costs of holding inventory above normal inventory levels thereby encouraging wholesalers to hold excess inventory.
Charge-backs
In the United States, we participate in charge-back programmes with a number of entities, principally the U.S. Department of Defense, the U.S. Department of Veterans Affairs, Group Purchasing Organisations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and programme basis, and current contract prices under the charge-back programmes. We consider vendor payments, estimated levels of inventory in the distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.
Managed health care rebates and other contract discounts
We offer rebates and discounts to managed health care organisations in the United States. We account for managed health care rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and programme basis and current contract prices. We consider the sales performance of products subject to managed health care rebates and other contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel, and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.
Medicaid rebates
In the United States, we are required by law to participate in state government-managed Medicaid programmes as well as certain other qualifying federal and state government programmes whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programmes are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state
82 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
government programmes, and any new information regarding changes in the Medicaid programmes’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We consider outstanding Medicaid claims, Medicaid payments, claims processing lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.
Cash discounts
In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment.
Sales returns
We account for sales returns by establishing an accrual in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.
For returns of established products, our sales return accrual is estimated principally based on historical experience, the estimated shelf life of inventory in the distribution channel, price increases, and our return goods policy (goods may only be returned six months prior to expiration date and for up to twelve months after expiration date). We also take into account product recalls and introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.
In the event of a product recall, product discontinuance or introduction of a generic product, we consider a number of factors, including the estimated level of inventory in the distribution channel that could potentially be returned, historical experience, estimates of the severity of generic product impact, estimates of continuing demand and our return goods policy. We consider the reasons for and impact of such actions and adjust the sales returns accrual and revenue as appropriate.
Returns from newly introduced products are significantly more difficult for us to assess. We determine our estimate of the sales return accrual primarily based on the historical sales returns experience of similar products, such as those within the same or similar therapeutic category. We also consider the shelf life of new products and determine whether we believe an adjustment to the sales return accrual is appropriate. The shelf life in connection with new products tends to be shorter than the shelf life for more established products because we may still be developing the optimal stability duration for the new product that would lengthen its shelf life, or an amount of launch quantities may have been manufactured in advance of the launch date to ensure sufficient supply exists to satisfy market demand. In those cases, we assess the reduced shelf life, together with estimated levels of inventory in the distribution channel and projected demand, and determine whether we believe an adjustment to the sales return accrual is appropriate. While it is inherently more difficult to assess returns from newly introduced products than from established products, nevertheless in all instances we believe we have been able to gather sufficient information in order to establish reasonable estimates.
Other adjustments
In addition to the significant sales discounts and allowances described above, we make other individually insignificant sales adjustments. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on historical experience, performance on commitments to government entities and other relevant factors, including estimated levels of inventory in the distribution channel in some cases, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.
Use of information from external sources
We use information from external sources to estimate our significant sales discounts and allowances. Our estimates of inventory at the wholesalers are based on:

•	The actual and projected prescription demand-based sales for our products and historical inventory experience;

•	Our analysis of third-party information, including written and oral information obtained from all of the major wholesalers with respect to their inventory levels and sell-through to customers, and third-party market research data; and

•	Our internal information.
Elan Corporation, plc 2005 Annual Report  83

The inventory information received from wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We receive information from IMS Health, a supplier of market research to the pharmaceutical industry, which we use to project the prescription demand-based sales for our pharmaceutical products. We also use information from external sources to identify prescription trends and patient demand. Up to 2004, we received inventory pipeline data from IMS Health. Since 2004, IMS Health no longer provides this service and we have been receiving such pipeline data directly from the three major U.S. wholesalers (McKesson Corporation (McKesson), Amerisource Bergen Corporation (Amerisource Bergen), and Cardinal Health, Inc. (Cardinal Health)). Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information is itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive such information.

e	Discontinued operations and held for sale assets
A discontinued operation is a component of a company that either has been disposed of or is classified as held for sale and (i) represents a separate major line of business or geographical area of operations, (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (iii) is a subsidiary acquired exclusively with a view to resale.
Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.
We categorise non-current assets and disposal groups as held for sale when all of the following conditions are met:

(i)	They are available for immediate sale;

(ii)	The sale is highly probable as evidenced by a commitment to a plan to sell and that plan has been initiated. Further, the asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification;

(iii)	The criteria was met by the balance sheet date; and

(iv)	Their carrying value will be recovered principally through the sale transaction.
Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell. Assets and liabilities classified as held for sale are shown separately on the face of the balance sheet and are not amortised or depreciated.

f	Property, plant and equipment
Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation and impairment losses. Depreciation is computed using the straight-line method based on the following estimated useful lives:

Buildings	15- 40 years

Plant and equipment	3- 10 years

Leasehold improvements	Shorter of expected useful life or lease term

Land is not depreciated as it is deemed to have an indefinite useful life.

g	Intangible assets and goodwill
Patents, licences and acquired in-process research & development (IPR&D) are stated at cost less accumulated amortisation and impairments. Patents and licences are amortised on a straight-line basis over their expected useful lives, which range between 2 to 20 years. Acquired IPR&D arising on acquisitions is capitalised and amortised on a straight-line basis over its estimated useful economic life. The useful economic life commences upon generation of economic benefits relating to the acquired IPR&D. The method of amortisation chosen best reflects the manner in which individual intangible assets are consumed. Any development
84 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
costs incurred and associated with acquired licences, patents, know-how or marketing rights are expensed as incurred, unless the criteria for recognition of an internally generated intangible asset are met.
Goodwill arising on acquisitions is stated at cost less any accumulated impairments. Goodwill is allocated to assets that are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units), and is not subject to amortisation but is tested at least annually for impairment.
The costs of acquiring and developing computer software for internal use are capitalised as intangible assets where the software supports a significant business system and the expenditure leads to the creation of a durable asset. Computer software is amortised over 4 years.
Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is expensed as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is expensed when incurred, unless the criteria for recognition of an internally generated intangible are met. Regulatory and other uncertainties generally mean that such criteria are not met. To date, we have not had any development expenditures that have met the criteria for recognition of an internally generated intangible asset.

h	Impairment of assets
Goodwill, intangible assets with an indefinite useful life and intangible assets not yet available for use are not subject to amortisation and are tested for impairment at least annually. Additionally, non-current assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use. For the purposes of impairment, assets are grouped into cash-generating units and an impairment charge is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.
Impairment losses in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to pro-rata reduce the carrying amount of the other assets in the unit.
Impairment losses in respect of goodwill are not reversed. For other assets, an impairment loss may be reversed to the extent that the asset’s original carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

i	Investments
Prior to 1 January 2005, we accounted for our investments using the cost method, which requires investments to be carried at cost less provision for impairment. The impairment assessment is further described below.
As permitted under IFRS 1, we adopted IAS 32, “Financial Instruments: Disclosure and Presentation,” (IAS 32) and IAS 39, “Financial Instruments: Recognition and Measurement,” (IAS 39) effective 1 January 2005 and as a result, our accounting policy for investments changed from 2005 onwards. Effective from 1 January 2005, we account for investments using the fair value method as further described below. Our investment portfolio consists primarily of equity securities, convertible preferred stock and interest-bearing debt of other biotechnology companies. Investments, which are all accounted for on a trade date basis, are classified into one of the following three categories:

•	Held-for-trading investments are acquired principally to generate profit from short term fluctuations in price. These instruments are recorded as short-term investments and are carried at fair value, with any resultant gain or loss recognised in the income statement. We have no held-for-trading securities at either 1 January or 31 December 2005.

•	Available-for-sale securities are those that are designated as held for sale and are not categorised into any of the other categories. They are stated at fair value within non-current assets and unrealised gains or losses are recognised directly in shareholders’ equity. Any interest income on debt securities is recognised in the income statement as it accrues, using the effective interest method. Available-for-sale securities may also include certain embedded derivatives and freestanding warrants. Changes in fair value related to embedded derivatives are recorded in the income statement.
Elan Corporation, plc 2005 Annual Report  85

•	Investments are classified as held-to-maturity when we have the positive intent and ability to hold the securities to maturity. These instruments are carried at amortised cost, less any impairments. We have no held-to-maturity securities at either 1 January or 31 December 2005.
The fair value of investments classified as available-for-sale is their quoted market price at the balance sheet date. Where market values for investments are not readily available, a number of valuation methodologies are employed to estimate fair value. These include the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows.
Investments are assessed for potential impairment at each balance sheet date. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original carrying value is considered in determining whether the securities are impaired. If any such evidence exists, an impairment loss is recognised in the income statement. Impairment losses recognised in the income statement on available-for-sale equity securities are not reversed through the income statement if there is a subsequent increase in value.

j	Derivative financial instruments
We enter into transactions in the normal course of business using certain financial instruments in order to hedge against exposures to fluctuating foreign exchange and interest rates. A derivative is a financial instrument or other contract whose value changes in response to a change in some underlying variable, that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes.
Prior to 1 January 2005, gains and losses on derivative financial instruments, which comprise our forward currency contracts and interest rate swaps, were recognised in the income statement on an accruals basis as an offset to the related income or expense.
As permitted under IFRS 1, we adopted IAS 32 and IAS 39 from 1 January 2005 and as a result, our accounting policy for derivative financial instruments changed from 2005 onwards. Effective from 1 January 2005, derivative financial instruments are recognised initially at fair value and are then subsequently remeasured to fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. Our forward currency contracts do not qualify for hedge accounting and are marked-to-market at each balance sheet date with the resulting gains and losses recognised in the income statement. Where a derivative financial instrument hedges certain changes in fair value of a recognised financial asset or financial liability or an unrecognised firm commitment, any gain or loss on the hedging instrument is recognised in the income statement. The carrying value of derivative financial instruments is reported within current assets or other current liabilities. The hedged item is stated at fair value in respect of the risk being hedged with any gain or loss being recognised in the income statement.

k	Convertible debt
As permitted under IFRS 1, we adopted IAS 32 and IAS 39 from 1 January 2005 and as a result, our accounting treatment for convertible debt changed from 1 January 2005 onwards. Prior to 1 January 2005, we accounted for our 6.5% Guaranteed Convertible Notes due in 2008 (6.5% Convertible Notes) on an amortised cost basis until extinguished on conversion or maturity, with no separate recognition of the conversion option. From 1 January 2005, convertible notes are analysed into a debt component and a separate conversion option component. The initial fair value of the debt portion of the convertible notes is determined on the issue date using a market interest rate for an equivalent non-convertible note. The resulting difference between this discounted amount and the principal amount of the debt represents the initial fair value of the conversion option. The debt portion is initially recorded as a liability at fair value, net of the discount and issuance costs, which is accreted to the principal amount of the debt up to maturity of the notes using the effective interest rate method. The effective interest rate of the 6.5% Convertible Notes is 15.9%. The conversion option is classified as a liability if it may be settled by either party other than by the exchange of a fixed amount of cash for a fixed number of the entity’s own equity instruments. Up to 28 October 2005, the conversion option included in our 6.5% Convertible Notes contained a cash settlement provision, which allowed us to choose to settle the holders’ conversion right (the holders can convert into a fixed number of equity shares at certain times), by instead making a payment of a cash amount equal to the market value of the shares that would otherwise have been issued. Conversion options which contain a cash settlement provision are reported at fair value with gains or losses arising recorded in the income statement.
86 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
As the cash settlement provision was removed with effect from 28 October 2005 from the 6.5% Convertible Notes in issue, under IAS 32, the 6.5% Convertible Notes is now a compound instrument. The fair value of the conversion option at that date was reclassified as the equity component of a compound financial instrument within shareholders’ equity and is not subsequently remeasured.

l	Cash and cash equivalents
Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

m	Inventories
Inventories are stated at the lower of cost and net realisable value. In the case of raw materials and supplies, cost is calculated on a first-in, first-out basis and includes the expenditure incurred in acquiring the inventories and bringing them to their existing location and condition (e.g. the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discounts). In the case of work-in-progress and finished goods, cost comprises direct labour, material costs and attributable overheads based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

n	Foreign currency
Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement.
The functional currency of most of our subsidiaries is U.S. dollars. For those subsidiaries with non-U.S. dollar functional currency, their assets and liabilities, including goodwill and fair value adjustments, are translated using year-end rates and net income is translated at average rates where they represent a reasonable approximation of the actual rates relating to the dates of the underlying transaction. The cumulative effect of exchange differences arising on consolidation of the net investment in overseas subsidiaries is recorded in shareholders’ equity.

o	Pension and other post-employment benefit plans
We have two defined benefit pension plans covering eligible employees based in Ireland. These plans are managed externally and the related pension costs and liabilities are assessed annually in accordance with the advice of a professionally qualified actuary using the projected unit credit method. Obligations in respect of each plan are determined by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Pension obligations are measured as the present value of estimated future cash flows, discounted at rates reflecting the yields of high quality corporate bonds. Plan assets are measured at fair value using bid prices at the balance sheet date.
When the benefits of a plan are increased, the portion of the increased benefit relating to past service by employees is recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately.
We recognise actuarial gains and losses using the corridor method. Under the corridor method, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10 percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, that portion is recognised over the expected average remaining working lives of the plan participants. Otherwise, the actuarial gain or loss is not recognised. At 1 January 2004, the cumulative actuarial gains and losses from the date of inception of our defined benefit pension plans have been split into a recognised portion and an unrecognised portion and the recognised portion has been adjusted against retained loss in the opening balance sheet.
When the plan assets exceed liabilities at the balance sheet date, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any currently available future refunds from the plan or reductions in future contributions to the plan. The parent company, as legal sponsor for the plans, recognises any such asset or liabilities related to the schemes.
Employees of various group companies are members of the schemes. The contribution costs of the defined benefit schemes are being borne by the relevant group company, by way of intercompany charge.
Elan Corporation, plc 2005 Annual Report  87

In addition, we have a number of other defined contribution benefit plans, primarily for employees outside of Ireland. The cost of providing these plans is expensed as incurred.

p	Leasing
Property, plant and equipment, acquired under a lease that transfers substantially all of the risks and rewards of ownership to us (finance lease), are capitalised. An asset acquired by finance lease is stated at an amount equal to the lower of its fair value or the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses, and is shown as property, plant and equipment. Finance charges on finance leases are expensed over the term of the lease to give a constant periodic rate of interest charge in proportion to the capital balances outstanding. All other leases which are not finance leases are considered operating leases. Rentals on operating leases are expensed on a straight-line basis over the term of the lease.

q	Share-based payments
Equity settled share-based payments made to employees are recognised in the financial statements based on the fair value of the awards measured at the date of grant. The fair value is expensed over the period the related services are received. The fair value of share options is calculated using a binomial option-pricing model and the fair value of options issued under employee equity purchase plans is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our employee equity purchase plans have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for our employee equity purchase plans. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting.
The determination of fair value of share-based payment awards on the date of grant using an option-pricing model, such as the binomial model, is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the expected stock price volatility over the term of the awards, risk-free interest rates, and actual and projected employee stock option exercise behaviours.
We use the implied volatility for traded options on our stock with remaining maturities of at least one year as the expected volatility assumption required in the binomial model. For options granted prior to 2005, we used our historical stock price volatility. The selection of the implied volatility approach was based upon the availability of actively traded options on our stock and our assessment that implied volatility is more representative of future stock price trends than historical volatility.

r	Provisions and contingencies
A provision is recognised in the balance sheet when we have a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefit will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.
We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as probable losses. We record provisions for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount.
In relation to legal matters, we develop estimates in consultation with outside counsel handling our defence in these matters using the current facts and circumstances known to us. The factors that we consider in developing our legal contingencies and provisions include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any.
88 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements

s	Income tax
Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities at rates expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.
A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. A net deferred tax asset existed at 31 December 2005; however, the deferred tax asset is not recognised on the balance sheet as it is not probable that the asset will be realised in the future.

t	Financing costs
Debt financing costs comprise transaction costs on borrowings. Debt financing costs are allocated to financial reporting periods over the term of the related debt using the effective interest rate method. The carrying amount of debt includes related financing costs.

u	Investments in subsidiaries
The parent company holds investments in group companies, which are carried at cost less any impairments.

3	Revenue
The composition of our revenue for the years ended 31 December was as follows:

	2005	2004
	$m	$m

Product revenue	411.4	294.0
Contract revenue	15.3	73.0

Total revenue	426.7	367.0

Product revenue can be further analysed as follows:

	2005	2004
	$m	$m

Marketed products	204.3	168.1
Manufacturing revenue and royalties	207.1	125.9

Total product revenue	411.4	294.0

Contract revenue for the year ended 31 December 2005 of $15.3 million (2004: $73.0 million) is comprised of research revenue and milestone payments.

4	Segment Information
A segment is a distinguishable component of the group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.
Our primary format for segment reporting is business segments and the secondary format is geographical segments. The risks and returns of our operations are primarily determined by our products and services rather than the geographical location of our operations. This is reflected by our management and organisational structure and our internal financial reporting structure.
Elan Corporation, plc 2005 Annual Report  89

Our business is organised into two business units: Biopharmaceuticals and Elan Drug Technologies (EDT). Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases, and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimisation challenges of the pharmaceutical industry.
Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Inter-segment pricing is determined on an arm’s length basis.
Business Segments
Continuing operations:

	Biopharmaceuticals		EDT		Total

	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m

Segment revenue
Segment revenue	226.0	206.6	204.6	176.5	430.6	383.1
Less inter-segment sales	(0.1)	(5.5)	(3.8)	(10.6)	(3.9)	(16.1)

Revenue from third parties	225.9	201.1	200.8	165.9	426.7	367.0

Segment result	(402.2)	(349.2)	(14.2)	(22.7)	(416.4)	(371.9)
Corporate expenses					(37.4)	(59.5)

Operating loss					(453.8)	(431.4)
Net interest and investment gains/(losses)					962.4	(48.2)
Share of losses of associates					—	(1.9)
Income tax					(0.4)	4.3

Net income/(loss) from continuing operations					508.2	(477.2)
Net income from discontinued operations					104.1	97.7

Net income/(loss)					612.3	(379.5)

Other segment information:

Depreciation and amortisation	150.0	103.6	43.8	41.9	193.8	145.5
Capital expenditure	1.9	16.3	40.6	46.1	42.5	62.4

Segment assets and liabilities
Segment assets	1,235.6	1,226.2	614.9	636.3	1,850.5	1,862.5
Unallocated assets	—	—	—	—	649.2	1,295.4

Total assets					2,499.7	3,157.9

Segment liabilities	168.0	122.1	102.0	107.2	270.0	229.3
Unallocated liabilities	—	—	—	—	1,921.3	2,390.6

Total liabilities					2,191.3	2,619.9

90 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
Discontinued operations:

	Biopharmaceuticals		EDT		Total

	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m

Segment revenue
Segment revenue	0.4	89.3	—	—	0.4	89.3
Less inter-segment sales	—	—	—	—	—	—

Revenue from third parties	0.4	89.3	—	—	0.4	89.3

Segment result	0.5	30.4	—	(0.7)	0.5	29.7
Corporate expenses					—	—

Operating profit					0.5	29.7
Net interest and investment gains/(losses)					—	—
Income tax					—	—
Gain on disposal of discontinued operations					103.6	68.0

Net income					104.1	97.7

Revenue analysis by segment:

	Biopharmaceuticals		EDT		Total

	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m

Product revenue:
Marketed products
Maxipime	140.3	117.5	—	—	140.3	117.5
Azactam	57.7	50.6	—	—	57.7	50.6
Prialt	6.3	—	—	—	6.3	—

Total revenue from marketed products	204.3	168.1	—	—	204.3	168.1
Manufacturing revenue and royalties	21.6	16.2	185.5	109.7	207.1	125.9

Total product revenue	225.9	184.3	185.5	109.7	411.4	294.0
Contract revenue:
Research revenues/milestones	—	16.8	15.3	56.2	15.3	73.0

Total revenue	225.9	201.1	200.8	165.9	426.7	367.0

Elan Corporation, plc 2005 Annual Report  91

Geographical Segments

	Ireland		United States		Rest of World		Total

	2005	2004	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from external customers	137.8	126.8	288.4	240.2	0.5	—	426.7	367.0
Distribution of export revenue from Ireland	—	—	38.1	67.9	44.5	43.2	82.6	111.1
Segment assets	636.2	819.3	1,284.5	1,002.3	579.0	1,336.3	2,499.7	3,157.9
Capital expenditure	30.5	36.0	10.9	25.3	1.1	1.1	42.5	62.4

Major customers:
Cardinal Health, Amerisource Bergen, McKesson, and Fournier accounted for approximately 17%, 17%, 13%, and 11%, respectively, of our continuing and discontinued revenue for 2005. McKesson, Amerisource Bergen, and Cardinal Health accounted for approximately 17%, 16%, and 16%, respectively, of our continuing and discontinued revenue for 2004. No other customer accounted for more than 10% of our continuing and discontinued revenue in either 2005 or 2004.

5	Exceptional Operating Income and Expenses
We have included exceptional items in total operating expenses, as follows:
2005

	R&D	SG&A	Total
	2005	2005	2005
	$m	$m	$m

Pfizer litigation settlement and shareholder litigation	—	(7.4)	(7.4)
Severance, relocation and exit costs	7.3	7.1	14.4
Release of restructuring accrual	—	(2.6)	(2.6)
Other	—	(0.4)	(0.4)

Total exceptional operating expense/(income)	7.3	(3.3)	4.0

During 2005, we recorded a net gain of $7.4 million related primarily to the Pfizer, Inc. (Pfizer) litigation settlement in which we received a payment of $7.0 million. The nature of this action and its settlement is described in Note 30 to the Consolidated Financial Statements.
During 2005, we incurred severance, relocation and exit costs of $14.4 million arising from the realignment of our resources to meet our current business structure. These expenses arose from a reduction in the scope of our activities, termination of certain operating leases and a reduction in employee headcount. We also released $2.6 million of restructuring accruals which were no longer required.
92 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
2004

SG&A
2004
$m

Shareholder litigation and SEC investigation	56.0
Insurance	(21.0)
Severance costs, relocation and exit costs	0.7

Total exceptional operating expense	35.7

The $56.0 million charge recorded in 2004 arose primarily as a result of a $55.0 million provision made in relation to the settlement of the U.S. Securities and Exchange Commission (SEC) investigation and the related shareholder class action lawsuit. We and certain of our former and current officers and directors were named as defendants in a class action filed in early 2002 alleging that our financial statements were not prepared in accordance with GAAP, and that the defendants disseminated materially false and misleading information concerning our business and financial results. We agreed to settle the action in October 2004 and the settlement was formally approved by the U.S. District Court for the Southern District of New York in February 2005. The terms of the class action settlement received final court approval in April 2005. Under the class action settlement, all claims against us and the other named defendants were dismissed with no admission or finding of wrongdoing on the part of any defendant. The principal terms of the settlement provide for an aggregate cash payment to class members of $75.0 million, out of which the court awarded attorneys’ fees to plaintiffs’ counsel, and $35.0 million was paid by our insurance carrier.
We were also the subject of an investigation by the SEC’s Division of Enforcement regarding matters similar to those alleged in the class action. We provisionally settled the investigation in October 2004 and the SEC formally approved the settlement in February 2005. Under the settlement agreement reached with the SEC, we neither admitted nor denied the allegations contained in the SEC’s civil complaint, which included allegations of violations of certain provisions of the federal securities laws. The settlement contains a final judgement restraining and enjoining us from future violations of these provisions. In addition, under the final judgement, we paid a civil penalty of $15.0 million. In connection with the settlement, we were not required to restate or adjust any of our historical financial results or information.
For additional information on litigation in which we are involved, please refer to Note 30 to the Consolidated Financial Statements.
In 2004, we reorganised our product liability insurance arrangements resulting in us self-insuring certain limited historical risks. As a result, we recorded a gain of $21.0 million, net of related provisions, for insurance premiums rebated to us as we agreed to assume the insurance risk previously covered by our insurance provider.
During 2004, we incurred severance, relocation and exit costs arising from the implementation of our recovery plan of $0.7 million. The recovery plan, which commenced in July 2002 and was completed in February 2004, involved the restructuring of our businesses, assets and balance sheet. These expenses arose from a reduction in the scope of our activities and a reduction in employee headcount.
Elan Corporation, plc 2005 Annual Report  93

6	Net Interest and Investment Gains

	2005	2004
	$m	$m

Interest expense:
Interest on Athena Notes	46.6	48.3
Interest on 6.5% Convertible Notes	36.8	33.2
Interest on 7.75% Notes	68.4	8.8
Interest on Floating Rate Notes	23.0	2.6
Interest on EPIL III Notes	0.6	33.6
Interest on EPIL II Notes	—	21.0
Net foreign exchange losses	2.0	5.1
Other financial charges	1.9	1.3

Interest expense	179.3	153.9

	2005	2004
	$m	$m

Interest income:
Bank interest income	37.5	12.8
Swap income	2.1	3.7

Interest income	39.6	16.5

Investment Gains
Investment gains amounted to $17.9 million for 2005, compared to $163.9 million for 2004. The gains on investments in 2005 primarily relate to gains on the disposal of investments in Allergy Therapeutics, plc. of $10.0 million, Iomai Corporation (Iomai) of $3.2 million, and Emisphere Technologies, Inc. (Emisphere) of $1.7 million. In 2004, the gains on investments included gains on the disposal of investments in DOV Pharmaceuticals, Inc. of $49.1 million, Warner Chilcott, plc of $43.6 million, and Atrix Laboratories of $27.7 million.
Impairment of Investments
During 2005, investment impairment charges of $31.7 million (2004: $74.7 million) reflect other-than-temporary impairments to the value of a number of investments, primarily in privately-held biotech companies. Impairments in 2005 relate primarily to Targeted Genetics Corporation (Targeted Genetics) of $12.4 million, Iomai of $5.0 million and Glycogenesys, Inc. (Glycogenesys) of $3.1 million. Included in the 2004 charge were impairments related to investments in Athersys, Inc. of $17.8 million, Beyond Genomics, Inc. of $7.6 million, Medisys, plc of $6.0 million, Digital Gene Technologies, Inc. of $6.0 million, and Emisphere of $5.7 million.
Fair Value Conversion Gain
From the date of adoption of IAS 32 and IAS 39 on 1 January 2005 to 28 October 2005, when the cash settlement provision that existed on issue of the 6.5% Convertible Notes was revoked, the conversion option component of the 6.5% Convertible Notes was deemed a liability, and was marked-to-market through the income statement, consistent with the accounting for other derivative assets and derivative liabilities.
As a result of the decline in our share price from $27.25 at 1 January 2005 to $7.97 at 28 October 2005, a fair value gain of $1,136.1 million was recorded in the year ended 31 December 2005 (2004: $Nil) on the conversion option component of our 6.5% Convertible Notes. The market price of the 6.5% Convertible Notes fell from $381.50 per $100.00 of principal amount at 1 January 2005 to $129.10 per $100.00 of principal amount at 28 October 2005.
From 28 October 2005, when the cash settlement option was revoked, the conversion option was recognised as the equity component of a compound financial instrument as part of shareholders’ equity and will not be subsequently remeasured. The value of the option is fixed at $91.8 million as of 28 October 2005. This $91.8 million increase in shareholders’ equity represents
94 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
the initial fair value of $71.1 million of the conversion option (initial fair value discount on the debt) on the remaining $254.0 million of principal amount of the 6.5% Convertible Notes, plus the increasing of shareholders’ equity, upon the removal of the cash settlement feature, for the net cumulative mark-to-market loss of $20.7 million on the remaining principal amount (that had previously been expensed to shareholders’ equity). The initial $71.1 million adjustment to the carrying amount of the 6.5% Convertible Notes is being amortised to interest expense over the period to the maturity date using the effective interest rate method as further described in Note 2 to the Consolidated Financial Statements. The effective interest rate of the 6.5% Convertible Notes is 15.9%. Of this $71.1 million, $46.4 million remains unamortised at 31 December 2005.
Net Charge on Debt Retirement
In June 2005, we incurred a net charge of $20.2 million (2004: $Nil) associated with the early retirement of $36.8 million of the 7.25% Senior Notes (Athena Notes) due in 2008 and the early conversion of $206.0 million in aggregate principal amount of the 6.5% Convertible Notes. This reduced our debt by $242.8 million and our annualised interest expenses by approximately $16.0 million.

7	Income/(Loss) Before Tax
The income/(loss) before tax has been arrived at after charging the following items:

	2005	2004
	$m	$m

Auditors’ remuneration:
Audit fees(1)	2.9	3.6
Tax fees	0.8	0.8

Total fees	3.7	4.4

Directors’ emoluments:
Fees	1.0	1.1
Other emoluments and benefits in kind(2)	3.9	1.5
Pension contributions	0.2	0.2
Payments to retired directors	—	1.3
Litigation settlement with retired director(3)	4.4	—

Total directors’ emoluments	9.5	4.1

Amortisation of intangible and other assets	160.7	110.9
Depreciation of property, plant and equipment	33.1	34.6
Loss on disposal of fixed assets	0.2	0.1
Impairment of available-for-sale investments	31.7	74.7

Operating lease rentals:
Premises	23.5	19.8
Plant and equipment	2.2	1.7

(1)	Audit services include audit of our Consolidated Financial Statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

(2)	On 10 March 2005, Mr. Martin waived his 2004 performance cash bonus, which would have been paid in 2005, in lieu of 200,000 stock options. The options were granted with an estimated fair value of $900,000 at an exercise price of $7.47 per share. Mr. Martin also received an annual grant of 80,000 stock options on the same date.

(3)	On 13 June 2005, we agreed to settle an action taken by the late Mr. Donal Geaney for a sum of 3.5 million Euro ($4.4 million), plus an agreed sum of legal fees. For additional information, see Note 31 to the Consolidated Financial Statements.
For additional information regarding directors’ shareholdings, share options and compensation, please refer to “Directors’ Interests”, “Directors’ Options” and “Directors’ Remuneration” in the Directors’ Report.
Elan Corporation, plc 2005 Annual Report  95

8	Tax on Income/(Loss) from Ordinary Activities
The components of the current tax expense/(benefit) for the years ended 31 December were as follows:

	2005	2004
	$m	$m

Current tax expense/(benefit):
Current year	0.3	(3.4)
Over/(under) provided in prior years	—	(0.9)

	0.3	(4.3)
Deferred tax expense:
Origination and reversal of temporary differences	0.1	—

Total income tax expense/(benefit) in income statement	0.4	(4.3)

The tax expense of $0.4 million and the tax benefit of $4.3 million for 2005 and 2004, respectively, reflect tax at standard rates in the jurisdictions in which we operate, exempt income derived from Irish patents, foreign withholding tax and the availability of tax losses.
The deferred tax expense of $0.1 million for 2005 (2004: $Nil) relates to U.S. State deferred tax arising on temporary differences in certain State Jurisdictions.
A reconciliation of the expected tax expense/(benefit), computed by applying the standard Irish tax rate to income/(loss) before tax to the actual tax expense/(benefit), is as follows:

	2005	2004
	$m	$m

Income/(loss) before tax from continuing operations	508.6	(481.5)
Income before tax from discontinued operations	104.1	97.7

Income/(loss) before tax	612.7	(383.8)
Irish standard tax rate	12.5%	12.5%
Taxes at the Irish standard rate	76.6	(48.0)
Irish income at reduced rates	(7.5)	(10.4)
Foreign income at rates other than the Irish standard rate	(194.8)	(48.9)
Losses creating no tax benefit	126.1	102.8
Share of investments accounted for under the equity method including elimination of revenue	—	0.2

Tax expense/(benefit) on income/(loss) from ordinary activities	0.4	(4.3)

96 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
Our net deferred taxation asset/(liability) at 31 December was as follows:

	2005	2004
	$m	$m

Deferred taxation liabilities:
Property, plant and equipment	(14.7)	(88.0)
Intangible assets on acquisition	(3.5)	(4.1)
Other	(0.1)	—

Total deferred taxation liabilities	(18.3)	(92.1)

Deferred taxation assets:
Reserves/provisions, deferred interest and capitalised items	18.2	92.1

Total deferred taxation assets	18.2	92.1

Net deferred taxation asset/(liability)	(0.1)	—

The movement in temporary differences during the year were as follows:

	Balance
	1 January	Recognised	Recognised	Balance
	2004	in Income	in Equity	31 December
	$m	$m	$m	2004
				$m

Deferred taxation liabilities:
Property, plant and equipment	(45.8)	(42.2)	—	(88.0)
Intangible assets on acquisition	(52.6)	48.5	—	(4.1)
Other	(2.9)	2.9	—	—

Total deferred taxation liabilities	(101.3)	9.2	—	(92.1)

Deferred taxation assets:
Reserves/provisions, deferred interest and capitalised items	101.3	(9.2)	—	92.1

Total deferred taxation assets	101.3	(9.2)	—	92.1

Net deferred taxation asset/(liability)	—	—	—	—

	Balance			Balance
	1 January	Recognised	Recognised	31 December
	2005	in Income	in Equity	2005
	$m	$m	$m	$m

Deferred taxation liabilities:
Property, plant and equipment	(88.0)	73.3	—	(14.7)
Intangible assets on acquisition	(4.1)	0.6	—	(3.5)
Other	—	(0.1)	—	(0.1)

Total deferred taxation liabilities	(92.1)	73.8	—	(18.3)

Deferred taxation assets:
Reserves/provisions, deferred interest and capitalised items	92.1	(73.9)	—	18.2

Total deferred taxation assets	92.1	(73.9)	—	18.2

Net deferred taxation asset/(liability)	—	(0.1)	—	(0.1)

Elan Corporation, plc 2005 Annual Report  97

The following deferred tax assets have not been recognised in the balance sheet as it is not probable that the assets will be realised in the future.

	2005	2004
	$m	$m

Net operating losses	405.1	354.8
Tax credits	80.4	77.1
Reserves/provision, deferred interest and capitalised items	229.3	156.4
Share-based compensation	7.9	10.1
Other	4.0	2.5

Total	726.7	600.9

The gross amount of unused tax loss carryforwards with their expiry dates is as follows:

		U.S.	U.S.
	Ireland	State	Federal	ROW	Total
	2005	2005	2005	2005	2005
	$m	$m	$m	$m	$m

One year	—	5.6	—	—	5.6
Two years	—	2.2	—	—	2.2
Three years	—	2.6	—	—	2.6
Four years	—	3.6	17.3	—	20.9
Five years	—	8.5	73.1	—	81.6
More than five years	1,514.1	231.5	468.6	17.4	2,231.6

Total	1,514.1	254.0	559.0	17.4	2,344.5

		U.S.	U.S.
	Ireland	State	Federal	ROW	Total
	2004	2004	2004	2004	2004
	$m	$m	$m	$m	$m

One year	—	0.5	—	—	0.5
Two years	—	5.6	—	—	5.6
Three years	—	2.2	—	—	2.2
Four years	—	2.6	—	—	2.6
Five years	—	—	17.3	—	17.3
More than five years	1,269.4	208.9	486.6	33.6	1,998.5

Total	1,269.4	219.8	503.9	33.6	2,026.7

At 31 December 2005, certain U.S. subsidiaries had net operating loss carryovers for federal income tax purposes of approximately $559.0 million and for state income tax purposes of approximately $254.0 million. The federal net operating losses will expire from 2009 through 2025. The state net operating losses expire from 2006 through 2025, with $141.2 million of the state net operating losses expiring from 2013 through 2015 to the extent they are not utilised. In addition, at 31 December 2005, certain U.S. subsidiaries had federal research and orphan drug credit carryovers of $57.8 million, which will expire from 2007 through 2022 and state credit carryovers of $34.5 million, mostly research credits, of which $34.2 million can be carried to subsequent tax years indefinitely, and $0.3 million will expire from 2009 through 2011 to the extent they are not utilised. We may have had “changes in ownership” in 2005 as described in the U.S. Internal Revenue Code Section 382. Consequently, utilisation of federal and state net operating losses and credits may be subject to certain annual limitations.
At 31 December 2005, certain of our non-U.S. subsidiaries had net operating loss carryovers for income tax purposes of $1,531.5 million. Approximately $1,514.1 million of these losses arose in Ireland and can be carried forward indefinitely but are
98 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
limited to the same trade/trades. The remaining loss carryovers have arisen in the United Kingdom and The Netherlands. These remaining loss carryovers can be carried forward indefinitely, subject to local rules.
No taxes have been provided for the unremitted and untaxed earnings of our overseas subsidiaries as we do not expect these earnings to be distributed in the foreseeable future. Cumulative unremitted earnings of overseas subsidiaries and related undertakings totalled approximately $1,516.9 million at 31 December 2005. Unremitted earnings may be liable to overseas taxes or Irish taxation if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of earnings.
Our tax balance at 31 December was as follows:

	2005	2004
	$m	$m

Income tax prepayments	(1.6)	(1.6)
Current liabilities—income tax payable	4.5	0.1
Non-current liabilities—income tax payable	14.9	22.2

Total	17.8	20.7

9	Discontinued Operations
We completed our recovery plan in February 2004 with the sale of our European sales and marketing infrastructure. Subsequently, we sold several pharmaceutical products and businesses, including Frovatm (frovatriptan succinate), Zonegrantm (zonisamide), Myobloc/ Neurobloctm (botulinum toxin type B), Zanaflextm (tizanidine hydrochloride), Naprelantm (naproxen sodium controlled-release) and other non-promoted pharmaceutical products.
The results of our discontinued operations for the years ended 31 December 2005 and 2004 were as follows:

	2005	2004
	$m	$m

Revenue	0.4	89.3
Cost of sales	0.1	42.3

Gross profit	0.3	47.0
Selling, general and administrative expenses	0.3	16.5
Research and development expenses	(0.5)	0.8

Total operating (income)/expenses	(0.2)	17.3

Operating income	0.5	29.7
Net interest and other expense	—	—

Net income from discontinued operations before tax	0.5	29.7
Provision for tax	—	—

Net income from discontinued operations after tax	0.5	29.7
Gain on disposal of discontinued operations	103.6	68.0

Net income from discontinued operations	104.1	97.7

During the year ended 31 December 2005 we had cash inflows from investing activities attributable to discontinued operations of $108.8 million (2004: $274.6 million). In 2005, we had $Nil (2004: $0.2 million) of cash outflows from operating activities relating
Elan Corporation, plc 2005 Annual Report  99

to discontinued operations. We had no cash flows from financing activities in 2005 and 2004 relating to discontinued operations. Cash inflows from investing activities comprises the following:

	2005	2004
	$m	$m

Zonegran	85.0	113.5
Europe	21.0	93.2
Frova	—	35.8
Primary Care	—	25.0
Others	2.8	7.1

Total	108.8	274.6

The gain on disposal of discontinued operations comprises the following:

	2005	2004
	$m	$m

Zonegran	85.6	48.0
Europe	17.1	(6.5)
Frova	0.1	20.9
Others	0.8	5.6

Total	103.6	68.0

We did not dispose of any products or businesses in 2005. The net gain in 2005 resulted from receipts of deferred contingent consideration related to prior year disposals, as described below.
In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai for a net total consideration of $113.5 million at closing. We were also entitled to receive additional consideration of up to $110.0 million from Eisai through 1 January 2006, primarily contingent on the date of generic Zonegran approval. This consideration was not accrued at 31 December 2004 as it was not reasonable to assume that it would be received. We had received $85.0 million of this contingent consideration prior to the approval of generic Zonegran in December 2005. Consequently, the total net proceeds received from the divestment of Zonegran amounted to $198.5 million and resulted in a cumulative net gain of $133.6 million, of which $85.6 million was recognised in 2005 and $48.0 million in 2004.
In February 2004, we completed the sale of our European sales and marketing business to Zeneus Pharma Ltd. for initial net cash proceeds of $93.2 million, resulting in a loss of $6.5 million in the year ended 31 December 2004. We received an additional $6.0 million in February 2005, which was accrued at 31 December 2004, and $15.0 million in December 2005 of contingent consideration, which resulted in a net gain of $17.1 million in 2005 after the release of contingent liabilities of $2.1 million, which were not required ultimately. We will not receive any further consideration in respect of this disposal.
We licensed exclusive North American sales and distribution rights for Frova in October 1998 from Vernalis plc (Vernalis). In 2004, we terminated the development and licence agreements with Vernalis regarding Frova and Vernalis purchased our commercialisation rights in North America for Frova, resulting in a net gain of $20.9 million in 2004.

10	Earnings Per Share
Basic income/(loss) per share is computed by dividing the net income/(loss) for the period available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income/(loss) per share is computed by dividing the net income/(loss) for the period, by the weighted average number of ordinary shares outstanding and, when dilutive, adjusted for the effect of all potentially dilutive shares, including stock options, warrants, and convertible debt securities on an as-if-converted basis.
100 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
The following table sets forth the computation for basic and diluted net income/(loss) per share for the year ended 31 December:

	2005	2004

Numerator (amounts in $m):
Net income/(loss) (basic)	612.3	(379.5)
Effect of convertible notes—fair value on conversion option	(1,136.1)	—
Effect of convertible notes—charge on debt retirement	23.3	—
Effect of convertible notes—interest expense	36.8	—

Net loss (diluted)	(463.7)	(379.5)
Denominator (amounts in millions):
Denominator for basic—weighted average shares	413.5	390.1
Effect of convertible notes	46.4	—

Denominator for diluted—weighted average shares	459.9	390.1

Basic earnings per share:
Basic net income/(loss) per share from continuing operations	$1.23	$(1.22)
Basic net income per share from discontinued operations	0.25	0.25
Basic net income/(loss) per share	1.48	(0.97)
Diluted earnings per share:
Diluted net loss per share from continuing operations	$(1.24)	$(1.22)
Diluted net income per share from discontinued operations	0.23	0.25
Diluted net loss per share	(1.01)	(0.97)

In June 2005, 27.8 million Ordinary Shares were issued at the debt conversion price of $7.42 as part of the cost of retirement of $206.0 million of the outstanding 6.5% Convertible Notes. For additional information, please refer to Note 21 to the Consolidated Financial Statements.
For the year ended 31 December 2005, the convertible debt securities had the most dilutive effect and were therefore considered first in the sequence when calculating diluted earnings per share. Stock options and warrants, which were next in the sequence, had an anti-dilutive effect after the convertible debt securities were considered. For the year ended 31 December 2004, there was no difference in the weighted average number of ordinary shares used for basic and diluted net loss per ordinary share as the effect of all potentially dilutive ordinary shares outstanding was anti-dilutive. As at 31 December 2005, there were stock options and warrants outstanding of 29.0 million shares (2004: 106.1 million shares, including convertible debt securities), which could potentially have a dilutive impact in the future, but which were anti-dilutive in 2005 and 2004.

11	Payroll and Related Benefits
The aggregate payroll costs of employees were as follows:

	2005	2004
	$m	$m

Wages and salaries	191.8	177.7
Social security costs	23.6	23.6
Pension costs of defined contribution plans	6.2	5.6
Share-based payments	36.6	15.1
Charge in respect of defined benefit plans	1.8	2.4

Total payroll costs	260.0	224.4

Elan Corporation, plc 2005 Annual Report  101

The average number of employees was as follows:

	2005	2004

R&D	537	575
Manufacturing	593	571
Sales	350	314
Administration	355	372

Average number of persons employed	1,835	1,832

At 31 December 2005, we had 1,729 employees (2004: 1,899) worldwide.

12	Pension and Other Employee Benefits Plans
Pensions
We account for pensions in accordance with IAS 19, “Employee Benefits,” (IAS 19).

(i)	Defined benefit schemes
We fund the pension entitlements of certain employees through defined benefit plans. Two plans are operated for eligible Irish employees. In general, on retirement, a member is entitled to a pension calculated at 1/60th of final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. These plans are fully funded on a discontinuance basis and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at 31 December 2005 consisted of units held in independently administered funds. The most recent actuarial valuations of the plans were carried out at 31 December 2005 using the projected unit credit method and the valuation reports are not available for public inspection.
The principal actuarial assumptions used for the purpose of the actuarial valuations were as follows:

	31 December	31 December
	2005	2004

Discount rate	4.0%	4.5%
Return on plan assets	6.1%	6.4%
Inflation rate	2.0%	2.3%
Future pension increases(1)	5.0%	5.0%
Future salary increases	3.3%	3.8%

(1)	5% per annum limited to Consumer Price Index (CPI) increases assumed to be 2.0% for 2005 (2004: 2.3%).
The amount recognised in the consolidated balance sheet in respect of our defined benefit plans is as follows:

	31 December	31 December
	2005	2004
	$m	$m

Present value of benefit obligations	(57.9)	(49.4)
Fair value of plan assets	49.4	44.7

Present value of net obligations	(8.5)	(4.7)
Unamortised net actuarial losses	18.4	15.5

Net asset	9.9	10.8

102 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
Amounts recognised in the consolidated income statement in respect of our defined benefit plans:

	2005	2004
	$m	$m

Service cost	2.0	2.4
Interest cost	2.0	1.9
Expected return on plan assets	(2.7)	(2.4)
Amortisation of net actuarial loss	0.5	0.5

Net periodic pension cost	1.8	2.4

Changes in the present value of the defined benefit obligation of the plans are as follows:

	2005	2004
	$m	$m

Projected benefit obligation at 1 January	49.4	37.6
Service cost	2.0	2.4
Interest cost	2.0	1.9
Plan participants’ contributions	1.5	1.3
Actuarial loss	11.1	2.6
Benefits paid	(0.7)	(0.2)
Foreign exchange rate changes	(7.4)	3.8

Projected benefit obligation at 31 December	57.9	49.4

Changes in the fair value of the plans’ assets are as follows:

	2005	2004
	$m	$m

Fair value of the plan assets at 1 January	44.7	34.5
Expected return on plan assets	2.7	2.4
Actuarial gain on plan assets	5.5	0.8
Employer contribution	2.3	2.6
Plan participants’ contributions	1.5	1.3
Benefits paid	(0.7)	(0.2)
Foreign exchange rate changes	(6.6)	3.3

Fair value of plan assets at 31 December	49.4	44.7

The fair value of the plans’ assets at 31 December is analysed as follows:

	31 December	31 December
	2005	2004
	$m	$m

Equities	36.5	32.8
Bonds	6.2	6.5
Property	1.8	2.5
Other assets	4.9	2.9

Total fair value of plan assets	49.4	44.7

The plans’ assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.
Elan Corporation, plc 2005 Annual Report  103

Since no significant market exists for AA rated corporate bonds in Ireland, the discount rate of 4.0% was determined based on the yield on the iBoxx Corporate Bond Index for corporate bonds with durations of 10 years or more, which is the closest available source that matches the expected benefit obligation for our plans.
The expected long-term rate of return on assets of 6.1% was calculated based on the assumptions of the following returns for each asset class: Equities 7.0%; Property 6.0%; Government Bonds 4.0%; and Cash 2.0%. The fixed interest yield at 31 December 2005 was 4.0%; hence the assumed return on bonds is 4.0%. Returns for the other asset classes are set by reference to the fixed interest yield plus a risk premium. For equities the risk premium is 3.0% and for property the premium is 2.0%.
The history of the plans for the current and prior period is as follows:

	2005	2004
	$m	$m

Present value of the defined benefit obligation	(57.9)	(49.4)
Fair value of plan assets	49.4	44.7

Deficit	(8.5)	(4.7)

Experience adjustments on plan assets	5.5	0.7

Experience adjustments on plan liabilities	(3.3)	3.1

In accordance with the transitional provisions for the amendments to IAS 19 in December 2004, the disclosures in the above table are determined prospectively from the 2004 reporting period.
We expect to contribute approximately $2.9 million to our defined benefit plans in 2006.

(ii)	Defined contribution schemes
We operate a number of defined contribution retirement plans, primarily for employees outside of Ireland. The costs of these plans are charged to the consolidated income statement in the period they are incurred. The pension cost of these defined contribution plans was $6.2 million in 2005 (2004: $5.6 million).
Share Options and Warrants
Share options have been granted to directors, employees, and consultants. Options are granted at the price equal to the market value at the date of grant and will expire on a date not later than ten years after their grant. Options generally vest, if employees remain in service, between one and four years from the date of grant.
The following table summarises the number of options outstanding and available to grant as at 31 December:

	Outstanding		Available to Grant

	2005	2004	2005	2004

1996 Plan	9,074,691	8,784,892	2,700,833	3,256,142
1998 Plan	1,713,919	4,246,395	—	—
1999 Plan	15,391,748	27,012,432	9,248,788	2,671,459
Segix Plan	—	319,670	—	—
Consultant Plan	425,000	425,000	—	—

Total	26,605,358	40,788,389	11,949,621	5,927,601

We have also granted options and warrants for acquisitions, a development and licence agreement and a service agreement. As a result of the acquisition of Athena Neurosciences, Inc. (Athena Neurosciences) on 1 July 1996, options and warrants granted by Athena Neurosciences prior to the acquisition date vested and were converted into options and warrants to acquire 6,346,424 Ordinary Shares. As a result of the acquisition of Neurex on 14 August 1998, options and warrants granted by Neurex were converted into a total of 3,011,702 options to acquire Ordinary Shares. As a result of the acquisition of the Liposome Company,
104 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
Inc. (Liposome) on 12 May 2000, options and warrants granted by Liposome were converted into a total of 1,875,260 options to acquire Ordinary Shares. As a result of the acquisition of Dura on 9 November 2000, options and warrants granted by Dura vested and were converted into options and warrants to acquire 5,513,457 Ordinary Shares. The following table summarises the number of acquisition related options outstanding as at December 31:

	Outstanding

	2005	2004

Athena Neurosciences	58,216	120,996
Neurex	11,090	66,370
Liposome	115,010	125,147
Dura	56,019	63,171

Total	240,335	375,684

Arising from our acquisition of all the assets and liabilities of NanoSystems, we granted 750,000 warrants to purchase 1,500,000 Ordinary Shares. The warrants are exercisable at $45 per share from 1 February 1999 to 1 October 2006 and were unexercised as at 31 December 2005.
The total share options and warrants outstanding and exercisable are summarised as follows:

	Options		Warrants

	Shares	WAEP*	Shares	WAEP*
		($)		($)

Outstanding at 31 December 2003	49,300,389	20.03	2,574,446	39.20
Exercised	(8,879,018)	7.83	(12)	26.72
Granted	5,767,595	19.70	—	—
Expired and forfeited	(5,024,893)	31.34	—	—

Outstanding at 31 December 2004	41,164,073	21.24	2,574,434	39.20
Exercised	(5,449,502)	4.43	—	—
Granted	4,789,360	10.28	—	—
Expired and forfeited	(13,658,238)	32.08	689,434	26.72

Outstanding at 31 December 2005	26,845,693	17.19	1,885,000	43.77
Exercisable at 31 December 2005	17,276,190	19.05	1,885,000	43.77

*	Weighted average exercise price
The weighted average share price at the date of exercise for share options exercised during the year was $13.78 (2004: $22.07).
Elan Corporation, plc 2005 Annual Report  105

At 31 December 2005, the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options were as follows:

			Weighted
			Average
			Remaining
			Contractual
Number	WAEP	Range	Life	Number	WAEP
Outstanding	($)	($)	(Years)	Exercisable	($)

11,155,051	4.28	1.93 - 10.00	7.6	7,412,020	3.12
8,093,717	16.11	10.01 - 25.00	6.7	3,574,246	16.01
5,274,704	30.71	25.01 - 40.00	4.7	3,967,703	32.15
2,322,221	52.20	40.01 - 58.60	5.0	2,322,221	52.20

26,845,693	17.19	1.93 - 58.60	6.5	17,276,190	19.05

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a binomial option-pricing model for 2005 awards and the Black-Scholes option-pricing model for options granted in 2004 and earlier. The impact of not using the binomial option-pricing model to calculate the fair value of the options granted prior to 2005 was not material.
The weighted average fair values of options granted during 2005 and 2004 were $5.89 and $12.52, respectively. These fair values were calculated using the following inputs into the option pricing models:

	2005		2004
	$m		$m

Weighted average share price	$10.28		$19.70
Weighted average exercise price	$10.28		$19.70
Expected volatility(1)	59.2%		83.9%
Expected life	—	(2)	4.3 years
Expected dividend yield	—		—
Risk-free rate	4.00%		3.36%

(1)	The expected volatility for 2005 was determined based on the implied volatility of traded options on our stock. The expected volatility for 2004 was determined based on the historical volatility of our stock price.

(2)	The expected lives of options granted in 2005, as derived from the output of the binomial model, ranged from 5.4 years to 8.2 years. The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.
Employee Equity Purchase Plans
In June 2004, our shareholders approved a qualified Employee Equity Purchase Plan (U.S. Purchase Plan), under Sections 421 and 423 of the Internal Revenue Code (IRC), which became effective on 1 January 2005 for eligible employees based in the United States. The plan allows eligible employees to purchase common stock at 85% of the lower of the fair market value at the start of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 per calendar year, 1,000 shares per offering period, and are subject to certain IRC restrictions.
The board of directors approved the Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004, effective 1 January 2005, for employees based in Ireland and the United Kingdom, respectively (the Irish/ U.K. Sharesave Plans). In total, 1,500,000 shares were reserved for issuance under the Irish/ U.K. Sharesave Plans and U.S. Purchase Plan combined. The Irish/ U.K. Sharesave Plans allow eligible employees to purchase at no lower than 85% of the fair market value at the start of the thirty-six month savings period. The plans allow eligible employees to save up to 320 Euro per month under the Irish Scheme or 250 pounds Sterling under the U.K. Plan and they may purchase shares anytime within six months after the end of the savings period.
In 2005, 542,429 shares (2004: Nil) were issued under the U.S. Purchase Plan, and at 31 December 2005, 957,571 shares (2004: 1,500,000) were reserved for future issuance under the U.S. Purchase Plan and Irish/ U.K. Sharesave Plans.
106 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
The weighted average fair values of options issued under the U.S. and Irish/ U.K. plans during 2005 were $3.56 and $14.24, respectively. These fair values were calculated using the following inputs into the Black-Scholes option-pricing model:

	2005

	U.S. Plan	Irish/U.K. Plans

Weighted average share price	$12.89	$26.22
Weighted average exercise price	$10.96	$22.29
Expected volatility(1)	77.9%	53.8%
Expected life	3 months	37 months
Expected dividend yield	—	—
Risk-free rate	2.93%	3.21%

(1)	The expected volatility was based on the implied volatility of traded options on our stock.
The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our employee equity purchase plans have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for our employee equity purchase plans.
We recognised total expenses of $36.6 million and $15.1 million related to equity-settled share-based payment transactions during 2005 and 2004, respectively, calculated in accordance with the transition rules of IFRS 2, “Share-based Payment,” (IFRS 2). IFRS 2 requires that the fair value of share-based payments is expensed over the period that the related services are received, together with a corresponding increase in equity. In accordance with the exemption allowed on transition to IFRS, the fair value calculations have only been applied to share options granted after 7 November 2002 that had not vested by 1 January 2005. The expenses have been recognised in the following line items in the consolidated income statement:

	2005	2004
	$m	$m

Cost of sales	3.4	1.7
Selling, general and administrative expenses	23.2	8.9
Research and development expenses	10.0	4.5

Total	36.6	15.1

Employee Savings and Retirement Plan 401(K)
We maintain a 401(k) retirement savings plan for our employees based in the United States. Participants in the 401(k) plan may contribute up to 20% of their annual compensation, limited by the maximum amount allowed by the Internal Revenue Code. We match 3% of each participating employee’s annual compensation on a quarterly basis and may contribute discretionary matching up to another 3% of the employee’s annual compensation on an annual basis. Our matching contributions are vested immediately. For the year ended 31 December 2005, we recorded $5.8 million (2004: $5.1 million), of expense in connection with the matching contributions under the 401(k) plan.
Elan Corporation, plc 2005 Annual Report  107

13	Intangible Assets and Goodwill

			Acquired
	Patents,		In-Process
	Licences &		Research &
	Other	Goodwill	Development	Total
	$m	$m	$m	$m

Cost:
At 1 January 2004	1,041.9	45.2	381.8	1,468.9
Additions	9.3	—	—	9.3
Disposals	(114.5)	—	(2.8)	(117.3)

At 1 January 2005	936.7	45.2	379.0	1,360.9

Additions	7.5	—	—	7.5
Held for sale assets	(10.9)	—	(35.1)	(46.0)
Disposals	(3.6)	—	(2.2)	(5.8)

At 31 December 2005	929.7	45.2	341.7	1,316.6

Accumulated amortisation:
At 1 January 2004	272.7	—	14.2	286.9
Amortised in period	103.1	—	4.6	107.7
Disposals	(45.7)	—	(1.0)	(46.7)

At 1 January 2005	330.1	—	17.8	347.9

Amortised in period	127.8	—	28.5	156.3
Disposals	(1.9)	—	(0.9)	(2.8)

At 31 December 2005	456.0	—	45.4	501.4

Net book value: 31 December 2005	473.7	45.2	296.3	815.2
Net book value: 31 December 2004	606.6	45.2	361.2	1,013.0

At 31 December 2005, the main components of the carrying value of patents and licences and acquired IPR&D were $309.9 million for Prialttm (ziconotide intrathecal infusion), excluding the European component, $223.7 million for Maxipimetm (cefepime hydrochloride) and Azactamtm (aztreonam for injection, USP), $86.0 million for the Alzheimer’s Disease intellectual property, $48.9 million for Verelan® (verapamil) and $43.0 million for Tysabri, which have remaining useful lives between 1 and 13 years.
On 20 March 2006, we completed the sale of the rights to Prialt in Europe to Eisai, while retaining the product rights in the United States. We have reclassified a total of $46.0 million for the carrying value of intangibles related to the Prialt European component to held for sale assets as of 31 December 2005. The assets were reclassified into the held for sale category at 31 December 2005 as we believed that a sale could be achieved on normal commercial terms in a relatively short space of time. No impairment charge arose on reclassification of the assets to the held for sale category.
At 31 December 2004, the main components of the carrying value of patents and licences and acquired IPR&D were $386.0 million for Prialt, $311.7 million for Maxipime and Azactam, $97.5 million for the Alzheimer’s Disease intellectual property, $61.7 million for Verelan and $46.6 million for Tysabri, which have remaining useful lives between 2 and 14 years.
At 31 December 2005, the goodwill balance of $45.2 million related to our NanoSystems business. The recoverable amount used in the goodwill impairment testing for the NanoSystems business is based on value in use calculations. The cash flow projections used are based on the most recent business plans reviewed and approved by management. These include management’s latest estimates on revenue growth and new business generation for the NanoSystems business and assume a constant rate of growth in operating expenses. The growth rate exceeds the average long-term growth rate of the industry as it is based on assumptions of significant new business generation for the NanoSystems business. A pre-tax discount rate of 10% has been used in discounting
108 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
the projected cashflows. Management believes that any reasonably possible change in any of the key assumptions would not cause the carrying value of goodwill to exceed the recoverable amount.
We acquired companies engaged in R&D activities as we expected that the intellectual property created through the acquired companies’ R&D processes may result in a future earnings stream. Acquired IPR&D represents that portion of the purchase price that we attribute to the value of the R&D activity undertaken by the acquired R&D company prior to acquisition. It is not a payment for R&D but rather for the value created through previous R&D.
Acquired IPR&D is capitalised as an intangible asset and is amortised over its useful economic life. The useful economic life is the period over which we expect to derive economic benefits. In the case of each acquisition, the useful economic life of acquired IPR&D commences upon the generation of product revenue from that acquired IPR&D. Pharmaceutical products cannot be marketed until the successful completion of R&D and the receipt of regulatory approval to market. Amortisation of acquired IPR&D rights of $286.9 million (relating to Neurex/Prialt) did not commence until 2005, as the useful economic life of those rights had not begun. We received approval from the U.S. Food and Drug Administration (FDA) for Prialt in December 2004. Revenues from Prialt were earned beginning in the first quarter of 2005 and the amortisation of the intangible asset commenced in the first quarter of 2005.
The amortisation charge is recognised in the following line items in the income statement:

	2005	2004
	$m	$m

Cost of sales	13.2	9.5
Selling, general and administrative expenses	129.9	82.9
Research and development expenses	13.2	15.3

Total	156.3	107.7

Elan Corporation, plc 2005 Annual Report  109

14	Property, Plant and Equipment

	Land &	Plant &
	Buildings	Equipment	Total
	$m	$m	$m

Cost:
At 1 January 2004	254.6	272.6	527.2
Additions	30.0	32.4	62.4
Disposals	(60.0)	(21.8)	(81.8)

At 1 January 2005	224.6	283.2	507.8

Additions	21.8	20.7	42.5
Disposals	(3.8)	(24.1)	(27.9)

At 31 December 2005	242.6	279.8	522.4

Accumulated depreciation:
At 1 January 2004	39.2	128.3	167.5
Charged in year	5.9	28.7	34.6
Disposals	(14.3)	(18.9)	(33.2)

At 1 January 2005	30.8	138.1	168.9

Charged in year	6.8	26.3	33.1
Disposals	(2.7)	(21.5)	(24.2)

At 31 December 2005	34.9	142.9	177.8

Net book value: 31 December 2005	207.7	136.9	344.6

Net book value: 31 December 2004	193.8	145.1	338.9

Property, plant and equipment disposals during 2005 primarily relate to plant and equipment of our continental European offices, which were closed in the fourth quarter of 2005.
Property, plant and equipment disposals during 2004 include the sale and leaseback of a building in San Diego, which is now accounted for as an operating lease.
Included in the carrying value of property, plant and equipment is $243.2 million (2004: $229.7 million) relating to our manufacturing facility in Athlone, Ireland.
The net book value of property, plant and equipment held under finance leasing arrangements at 31 December 2005 amounted to $48.9 million (2004: $60.1 million) and related depreciation for the period amounted to $10.7 million (2004: $12.8 million).
We have capital commitments for the purchase or construction of property, plant and equipment totalling $7.1 million (2004: $15.9 million).
Included in property, plant and equipment are assets under construction of $41.5 million (2004: $21.2 million).
110 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements

15	Available-for-sale investments/ Investments

$m

At 31 December 2004	91.9
Impact of IAS 32/39 adoption	30.7

At 1 January 2005	122.6
Unrealised losses	(8.5)
Additions	0.4
Disposals	(37.3)
Unrealised gains transferred to income statement	(21.0)
Impairments recorded in income statement	(31.7)

At 31 December 2005	24.5

Available-for-sale investments include the following:

	2005	2004
	$m	$m

Quoted investments	9.9	28.1
Unquoted investments and debt securities	14.6	62.9
Other	—	0.9

Total	24.5	91.9

The impact of the adoption of IAS 32 and IAS 39 consists of an adjustment of $30.7 million to measure available-for-sale investment securities at fair value. For additional information on the impact of our transition to IFRS, see Note 34 to the Consolidated Financial Statements. The investments are recorded at cost at 31 December 2004 prior to the adoption of IAS 32 and IAS 39.
Disposals in the period of $37.3 million primarily relate to Emisphere of $15.0 million, Depomed, Inc. of $7.7 million and Acorda Therapeutics of $4.7 million.
During 2005, $31.7 million of unrealised losses on available-for sale investments were considered other-than-temporary and were charged to the income statement. Impairments relate mainly to Targeted Genetics of $12.4 million, Iomai of $5.0 million and Glycogenesys of $3.1 million.

16	Restricted Cash
We had total restricted cash of $24.9 million at 31 December 2005 (2004: $192.7 million). Restricted cash at 31 December 2005 consists of $24.9 million pledged cash to secure certain letters of credit. At 31 December 2004, we had a total of $192.7 million of restricted cash, which primarily consisted of $124.3 million held by Elan Pharmaceutical Investments III Ltd. (EPIL III) that was reserved until the repayment of the final Series B guaranteed notes and Series C guaranteed notes (collectively, the EPIL III Notes) of $39.0 million, which was repaid in full in March 2005. Following the debt repayment, the remaining cash was released for general corporate purposes. The remaining components of restricted cash at 31 December 2004 included $40.0 million reserved in escrow for our estimate of the ultimate cost to settle the shareholder class action lawsuit, which was settled in February 2005, and $28.4 million of pledged cash to secure certain letters of credit.
Elan Corporation, plc 2005 Annual Report  111

17	Other Assets

	2005	2004
	$m	$m

Other non-current assets:
Prepayment for supply arrangement	12.4	16.8
Other non-current assets	8.8	12.4

Total	21.2	29.2

The prepayment for supply arrangement asset balance at 31 December 2005 represents a payment made in March 2004 in exchange for increased future supply commitments from the manufacturer for Maxipime, and is net of amortisation expense of $4.4 million (2004: $3.2 million).

	2005	2004
	$m	$m

Other current assets:
Prepayments	14.1	13.0
Insurance deposit	—	21.0
Pension assets	9.9	10.8
Other receivables	9.0	27.7

Total	33.0	72.5

The insurance deposit relates to the re-organisation of our product liability insurance arrangements in 2004, resulting in us self-insuring certain limited historical risks. As a result, we recorded a gain of $21.0 million, net of related provisions. We received this cash in January 2005.

18	Inventory
Our product inventory at 31 December consisted of the following:

	2005	2004
	$m	$m

Raw materials	8.3	6.8
Work-in-process	9.7	8.2
Finished goods	7.3	14.0

Total	25.3	29.0

The replacement cost of inventory does not differ materially from its carrying value.
During the year ended 31 December 2005, we recognised a write-down of finished goods of $14.0 million related to Tysabri, as a result of the voluntary suspension of the marketing and dosing in clinical trials of the product. There were no significant write-downs of inventory recognised in the year ended 31 December 2004.
112 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements

19	Accounts Receivable
Our accounts receivable at 31 December consisted of the following:

	2005	2004
	$m	$m

Accounts receivable	85.7	47.0
Less amounts provided for doubtful debts	(3.9)	(5.5)

Accounts receivable, net	81.8	41.5

Our provision for doubtful debts activity was as follows:

	2005	2004
	$m	$m

Provision for doubtful debts:
Balance at 1 January	5.5	11.6
Income statement charge	0.3	1.7
Amounts utilised	(1.9)	(7.8)

Balance at 31 December	3.9	5.5

20	Held for Sale Assets
The carrying value of assets relating to the European component of Prialt amounting to $46.9 million, which comprises intangible assets of $46.0 million, prepayments of $0.8 million, and inventory of $0.1 million, are reported as held for sale at 31 December 2005. Prialt is a part of our Biopharmaceuticals business. At 31 December 2005, there were no liabilities related to the European component of Prialt. On 20 March 2006, we completed the sale of the European rights to Prialt to Eisai, while retaining the product rights in the United States. The assets were reclassified into the held for sale category at 31 December 2005 as we believed that a sale could be achieved on normal commercial terms in a relatively short space of time.

21	Debt and Convertible Debt
Our debt and convertible debt at 31 December consisted of the following:

	Repayment	2005
	Dates	$m	2004
			$m

Short-term debt
EPIL III Notes	2005	—	39.0

Long-term and convertible debt
Athena Notes	2008	610.8	646.3
6.5% Convertible Notes	2008	202.5	447.4
7.75% Notes	2011	832.9	830.6
Floating Rate Notes	2011	294.0	293.1

Long-term and convertible debt		1,940.2	2,217.4

Total debt		1,940.2	2,256.4

EPIL III Notes
In March 2005, EPIL III repaid the remaining EPIL III Notes of $39.0 million.
Interest charged, including finance costs amortised, on the EPIL III Notes in 2005 amounted to $0.6 million (2004: $33.6 million). The 2004 interest charge includes $6.4 million relating to the consent and early payment fees for the repayment of EPIL III Notes.
Elan Corporation, plc 2005 Annual Report  113

Athena Notes
In February 2001, Athena Neurosciences Finance, LLC (Athena Finance), an indirect wholly-owned subsidiary, issued $650.0 million in aggregate principal amount of Athena Notes due 2008 at a discount of $2.5 million. The Athena Notes are senior, unsecured obligations of Athena Finance and are fully and unconditionally guaranteed on a senior unsecured basis by Elan Corporation, plc and certain of our subsidiaries. Issuance costs associated with the financing amounted to $8.3 million.
On 14 January 2002, we entered into an interest rate swap to convert our fixed rate interest obligations for $100.0 million of the Athena Notes to variable rate interest obligations. The swap had a fair value gain of $0.2 million at 31 December 2005 (2004: $3.6 million). On 22 November 2004, we entered into two interest rate swaps to convert an additional $150.0 million and $50.0 million of this debt to variable rate interest obligations. These swaps had a fair value loss of $5.3 million at 31 December 2005 (2004: $0.9 million). There are equivalent movements in the fair values of the related debt in each period, relating to the hedged risk.
Interest is paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2005, net of the effect of the interest rate swap, amounted to $44.5 million (2004: $44.6 million). At 31 December 2005, interest accrued was $15.8 million (2004: $16.7 million).
In June 2005, we retired $36.8 million in aggregate principal amount of the Athena Notes, which was purchased for $33.3 million plus accrued interest of $0.6 million. As a result of the retirement, we recorded a net gain of $3.1 million, net of $0.2 million for the write-off of financing costs.
The outstanding principal amount of the Athena Notes was $613.2 million at 31 December 2005 (2004: $650.0 million), and has been recorded net of unamortised financing costs of $2.4 million (2004: $3.7 million).
6.5% Convertible Notes
In November 2003, we completed the offering and sale of $460.0 million in aggregate principal amount of 6.5% Convertible Notes issued by Elan Capital Corporation, an indirect wholly-owned subsidiary, and guaranteed by Elan Corporation, plc. The 6.5% Convertible Notes mature on 10 November 2008.
Holders of the 6.5% Convertible Notes have the right to convert the notes into fully-paid American Depository Shares (ADSs) at a conversion price of $7.42 at any time up to 10 November 2008 or seven trading days preceding the date of redemption if the notes are called for redemption.
We may, at any time after 1 December 2006, redeem all or part of the 6.5% Convertible Notes then outstanding at par, with interest accrued to the redemption date provided that, within a period of 30 consecutive trading days ending five trading days prior to the date on which the relevant notice of redemption is published, the official closing price per share of the ADSs on the New York Stock Exchange (NYSE) for 20 trading days shall have been at least 150% of the conversion price deemed to be in effect on each of such trading days.
In June 2005, we retired $206.0 million in aggregate principal amount of the 6.5% Convertible Notes, which was purchased for approximately $255.0 million at an average premium of approximately 4% to the market price of the 6.5% Convertible Notes at the date of purchase. The consideration was satisfied with the issuance of 27,762,801 ADSs at the debt conversion price of $7.42, together with $49.1 million in cash and accrued interest of $0.7 million. As a result of the retirement, we incurred a net charge of $23.3 million, including $5.1 million for the write-off of deferred financing costs.
From the date of adoption of IAS 32 and IAS 39 on 1 January 2005 to 28 October 2005, when the cash settlement provision that existed on issue was revoked, the conversion option component of the 6.5% Convertible Notes was deemed a liability and was marked-to-market through the income statement, consistent with the accounting for other derivative assets and derivative liabilities.
As a result of the decline in our share price from $27.25 at 1 January 2005 to $7.97 at 28 October 2005, a fair value gain of $1,136.1 million was recorded in the year ended 31 December 2005 (2004: $Nil) on the conversion option component of our 6.5% Convertible Notes. The market price of the 6.5% Convertible Notes fell from $381.50 per $100.00 of principal amount at 1 January 2005 to $129.10 per $100.00 of principal amount at 28 October 2005.
From 28 October 2005, when the cash settlement option was revoked, the conversion option was recognised as the equity component of a compound financial instrument and included as part of shareholders’ equity and will not be subsequently
114 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
remeasured. The value of the option is fixed at $91.8 million as of 28 October 2005. This $91.8 million increase in shareholders’ equity represents the initial fair value of $71.1 million of the conversion option (initial fair value discount on the debt) on the remaining $254.0 million of principal amount of the 6.5% Convertible Notes, plus the increasing of shareholders’ equity, upon the removal of the cash settlement feature, for the net cumulative mark-to-market loss of $20.7 million on the remaining principal amount (that had previously been expensed to shareholders’ equity). The initial $71.1 million adjustment to the carrying value of the 6.5% Convertible Notes is being amortised to interest expense over the period to the maturity date using the effective interest rate method as further described in Note 2 to the Consolidated Financial Statements. The effective interest rate of the 6.5% Convertible Notes is 15.9%. Of this $71.1 million, $46.4 million remains unamortised at 31 December 2005.
Interest is paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2005 amounted to $36.8 million (2004: $33.2 million). At 31 December 2005, interest accrued was $2.3 million (2004: $4.1 million).
The outstanding principal amount of the 6.5% Convertible Notes was $254.0 million at 31 December 2005 (2004: $460.0 million), and has been recorded net of unamortised financing and effective interest costs of $5.1 million (2004: $12.6 million) and $46.4 million (2004: $Nil) remaining unamortised initial fair value discount. There was no unamortised initial fair value discount at 31 December 2004 since we adopted IAS 32 and IAS 39 on 1 January 2005, as permitted by IFRS 1.
7.75% Notes
In November 2004, we completed the offering and sale of $850.0 million in aggregate principal amount of 7.75% senior fixed rate notes (7.75% Notes) due 15 November 2011 issued by Elan Finance, plc (Elan Finance). Elan Corporation, plc and certain of our subsidiaries have guaranteed the 7.75% Notes. At any time prior to 15 November 2008, we may redeem the 7.75% Notes, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium, plus accrued and unpaid interest. We may redeem the 7.75% Notes, in whole or in part, beginning on 15 November 2008 at an initial redemption price of 103.875% of their principal amount, plus accrued and unpaid interest. In addition, at any time after 17 February 2006 and on or prior to 15 November 2007, we may redeem up to 35% of the 7.75% Notes using the proceeds of certain equity offerings at a redemption price of 107.75% of the principal, plus accrued and unpaid interest. Interest is paid in cash semi-annually.
Interest charged and finance costs amortised in the year ending 31 December 2005 amounted to $68.4 million (2004: $8.8 million). At 31 December 2005, interest accrued was $8.2 million (2004: $8.4 million).
The outstanding principal amount of the 7.75% Notes was $850.0 million at 31 December 2005 (2004: $850.0 million), and has been recorded net of unamortised financing costs of $17.1 million (2004: $19.4 million).
Floating Rate Notes
In November 2004, we also completed the offering and sale of $300.0 million in aggregate principal amount of senior floating rate notes (Floating Rate Notes) due 15 November 2011, also issued by Elan Finance. The Floating Rate Notes bear interest at a rate, adjusted quarterly, equal to three-month London Interbank Offer Rate (LIBOR) plus 4.0%, except the first interest payment, which bears interest at a rate equal to six-month LIBOR plus 4.0%. Elan Corporation, plc and certain of our subsidiaries have guaranteed the Floating Rate Notes. At any time prior to 15 November 2006, we may redeem the Floating Rate Notes, in whole, but not in part, at a price equal to 100% of their principal amount plus a make-whole premium, plus accrued and unpaid interest. We may redeem the Floating Rate Notes, in whole or in part, beginning on 15 November 2006 at an initial redemption price of 102% of their principal amount, plus accrued and unpaid interest. In addition, at any time after 17 February 2006 and on or prior to 15 November 2007, we may redeem up to 35% of the Floating Rate Notes using the proceeds of certain equity offerings at a redemption price of 100% of the principal amount plus a premium equal to the interest rate per annum on the Floating Rate Notes, plus accrued and unpaid interest thereon.
Interest is paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2005 amounted to $23.0 million (2004: $2.6 million). At 31 December 2005, interest accrued was $3.2 million (2004: $2.5 million).
The outstanding principal amount of the Floating Rate Notes was $300.0 million at 31 December 2005 (2004: $300.0 million), and has been recorded net of unamortised financing costs of $6.0 million (2004: $6.9 million).
Elan Corporation, plc 2005 Annual Report  115

Covenants
The agreements governing some of our outstanding indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratios, but they do restrict within certain limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into certain transactions with related parties;

•	Enter into certain types of investment transactions;

•	Engage in certain asset sales or sale and leaseback transactions;

•	Pay dividends; and

•	Consolidate, merge with, or sell substantially all our assets to, another entity.
The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable. Any such acceleration would result in default under other indebtedness subject to cross acceleration provisions.

22	Accrued and Other Liabilities
Our accrued and other liabilities at 31 December consisted of the following:

	2005	2004
	$m	$m

Non-current liabilities:
Deferred rent	20.5	17.3
Restructuring accrual	8.7	12.8
Other liabilities	15.0	16.1

Non-current Liabilities	44.2	46.2

	2005	2004
	$m	$m

Current liabilities:
Payroll and related taxes	43.3	37.9
Accrued interest	29.5	31.8
Clinical trial accruals	9.7	27.7
Restructuring accrual	10.2	5.2
Fair value of derivatives	6.7	—
Other accruals	54.5	74.0

Current Liabilities	153.9	176.6

Restructuring Accrual
In the early months of 2002, we suffered a number of setbacks in rapid succession, including the cessation of dosing in a Phase IIA clinical trial of AN-1792, an experimental immunotherapeutic that was under development for the treatment of Alzheimer’s disease, the announcement of a profit warning and an investigation by the SEC. These disappointments ultimately led to a loss of confidence in Elan. To address these issues, we announced a recovery plan in July 2002 to restructure our business, assets and balance sheet in order to enable us to meet our financial commitments. The recovery plan was completed in February 2004.
116 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
During 2005, we realigned our resources to support our current business structure and to focus on our core projects. As a result of the realignment in 2005, we incurred exceptional operating expenses of $14.4 million (2004: $0.7 million) relating to severance, relocation and exit costs.
The following summarises activities related to the restructuring and other charges:

			Other exit
	Facilities	Severance	costs	Total
	$m	$m	$m	$m

Balance at 1 January 2004	21.1	17.6	—	38.7
Restructuring and other charges—continuing operations	0.7	—	—	0.7
Restructuring and other charges—discontinued operations	0.1	3.0	—	3.1
Cash payments	(4.7)	(19.3)	—	(24.0)
Non-cash charges	(0.5)	—	—	(0.5)

Balance at 31 December 2004	16.7	1.3	—	18.0

Restructuring and other charges—continuing operations	0.5	11.5	2.4	14.4
Reversal of prior year accrual	(1.7)	(0.9)	—	(2.6)
Cash payments	(2.9)	(6.1)	—	(9.0)
Non-cash charges	—	—	(1.9)	(1.9)

Balance at 31 December 2005	12.6	5.8	0.5	18.9

For additional information on exceptional operating income and expenses during 2005 and 2004, including restructuring and other charges, please refer to Note 5 to the Consolidated Financial Statements.

23	Provisions

	2005	2004
	$m	$m

Provisions for litigation and administrative proceedings	2.1	63.4

We have recorded provisions for litigation and administrative proceedings in the amounts set out above at 31 December 2005 and 2004 respectively. For additional information please refer to Notes 5 and 30.

24	Share Capital

Authorised Share Capital	No. of Ordinary Shares

At 31 December 2005 and 2004:
Ordinary Shares (par value 5 Euro cent)	600,000,000
Executive Shares (par value 1.25 Euro)(Executive Shares)	1,000
“B” Executive Shares (par value 5 Euro cent)(“B” Executive Shares)	25,000

	At 31 December 2005		At 31 December 2004
Issued and Fully Paid Share Capital	Number	$000s	Number	$000s

Ordinary Shares	428,832,534	24,661	395,072,974	22,574
Executive Shares	1,000	2	1,000	2
“B” Executive Shares	21,375	2	21,375	2

The Executive Shares do not confer on the holders thereof the right to receive notice of, attend or vote at any meetings of Elan, or the right to be paid a dividend out of the profits of Elan, except for such dividends as the directors may from time to time determine.
Elan Corporation, plc 2005 Annual Report  117

The “B” Executive Shares confer on the holders thereof the same voting rights as are enjoyed by the holders of Ordinary Shares. The “B” Executive Shares do not confer on the holders thereof the right to be paid a dividend out of the profits of Elan except for such dividends as the directors may from time to time determine.
At the Annual General Meeting in May 1999, we were authorised to repurchase up to 15% of the issued share capital on that date. During the remainder of the year ended 31 December 1999, we purchased 621,500 of our Ordinary Shares at a cost of $17.4 million and these are currently held in treasury stock. In 2000, we terminated our share purchase programme.

25	Retained loss
Retained loss at 31 December consisted of the following:

	2005	2004
	$m	$m

Holding company	(4,407.7)	(4,297.8)
Subsidiary undertakings	(736.3)	(260.0)
Goodwill written-off	(574.3)	(574.3)

Retained loss	(5,718.3)	(5,132.1)

26	Financial Instruments
We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to changes in foreign exchange rates, interest rates and equity prices, as well as the creditworthiness of our counterparties.
We manage our market risk exposures through the use of derivative financial instruments, where appropriate. A derivative is a financial instrument or other contract whose value changes in response to a change in some underlying variable that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a later date. We do not enter into derivatives for trading or speculative purposes. All derivative contracts entered into are in liquid markets with credit-approved parties. The treasury function operates within strict terms of reference that have been approved by our board of directors.

a	Interest rate risk
Interest Rate Risk on Financial Liabilities
Our long-term debt is primarily at fixed rates, except for the $300.0 million of Floating Rate Notes issued in November 2004. Interest rate swaps have been entered into to convert $300.0 million of our fixed rate interest obligations related to the Athena Notes to variable rate interest obligations. Interest rate changes affect the amount of interest on our variable rate debt.
118 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
The table below summarises the market risks associated with our financial liabilities outstanding at 31 December 2005:

	2006	2007	2008	2009	2010	Thereafter	Total
	$m	$m	$m	$m	$m	$m	$m

Fixed rate debt(1)	—	—	867.2	—	—	850.0	1,717.2
Average interest rate	—	—	7.03%	—	—	7.75%	7.39%
Variable rate debt(2) (3)	—	—	—	—	—	300.0	300.0
Average interest rate	—	—	—	—	—	7.33%	7.33%
Finance leases	5.3	2.7	—	—	—	—	8.0
Average interest rate	4.35%	4.35%	—	—	—	—	4.35%
Other financial liabilities	0.6	—	—	—	—	3.5	4.1
Average interest rate	—	—	—	—	—	—	—

Total financial liabilities	5.9	2.7	867.2	—	—	1,153.5	2,029.3
Average interest rate	3.91%	4.35%	7.03%	—	—	7.62%	7.35%

(1)	Represents 85.1% of all outstanding long-term and convertible debt.

(2)	Represents 14.9% of all outstanding long-term and convertible debt.

(3)	Variable interest rates are based on average LIBOR rates in 2005.
If market rates of interest on our variable rate debt, including the effect of the $300.0 million interest rate swap, increased by 10%, then the increase in interest expense on the variable rate debt would be $4.8 million annually.
We held three interest rate derivatives associated with our fixed-rate, long-term debt outstanding at 31 December 2005:

	2006	2007	2008	2009	2010	Thereafter	Total
	$m	$m	$m	$m	$m	$m	$m

Interest Rate Swaps:
Fixed to Variable	—	—	300.0	—	—	—	300.0
Average pay rate	—	—	7.57%	—	—	—	7.57%
Net receive rate	—	—	7.25%	—	—	—	7.25%

Interest Rate Risk on Investments
Our liquid funds are invested primarily in U.S. dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate changes affect the returns on our investment funds. Our exposure to interest rate risk on liquid funds is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, we can more readily monitor and hedge these risks. Duration analysis recognises the time value of money and in particular, prevailing interest rates by discounting future cash flows.
The interest rate risk profile of our investments at 31 December 2005 was as follows:

	Fixed	Floating	No Interest	Total
	$m	$m	$m	$m

Cash and cash equivalents	—	1,080.7	—	1,080.7
Restricted cash	—	24.9	—	24.9
Available-for-sale investments	2.3	—	22.2	24.5

Fixed interest rates on investments have a weighted average interest rate of 7.0% (2004: 7.5%), maturing in 2006.
Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, LIBOR or bank rates dependent on principal amounts on deposit.
Elan Corporation, plc 2005 Annual Report  119

b	Credit Risk
Our treasury function transacts business with counterparties that are considered to be low investment risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. We only enter into contracts with parties that have at least an “A” or equivalent credit rating. The counterparties to these contracts are major financial institutions. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. We believe that the risk of any net loss from counterparty risk is remote.
For customers, we have a credit policy in place which involves credit evaluation and ongoing account monitoring.
We do not currently transact significant business in countries that are subject to major political and economic uncertainty. As a result, we are not materially exposed to any sovereign risk or payment difficulties.
At the balance sheet date, we have a significant concentration of credit risk given that our three main customers, McKesson, Amerisource Bergen, and Cardinal Health, account for 44% of our gross accounts receivable balance at 31 December 2005. However, we do not believe our credit risk in relation to these three customers is significant.

c	Foreign currency risk
We are a multinational business operating in a number of countries and the U.S. dollar is the primary currency in which we conduct business. The U.S. dollar is used for planning and budgetary purposes and as the presentation currency for financial reporting. We do, however, have revenues, costs, assets and liabilities denominated in currencies other than U.S. dollars. Consequently, we enter into derivative financial instruments to manage our non-U.S. dollar foreign exchange risk. We use forward contracts primarily to reduce exposures to market fluctuations in foreign exchange rates.
The U.S. dollar is the base currency against which all identified transactional foreign exchange exposures are managed and hedged. The principal risks to which we are exposed are movements in the exchange rates of the U.S. dollar against the Euro, Sterling and Japanese Yen. The main exposures are net costs in Euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets.
The table below shows our currency exposure. Such exposure comprises the monetary assets and monetary liabilities that are not denominated in the functional currency of the operating unit involved. At 31 December 2005 and 2004, respectively, these exposures were as follows:

Net Foreign Currency	Functional Currency of Group Operation

	At 31 December	At 31 December
	2005	2004
Monetary Assets/(Liabilities)	$m	$m

Sterling	2.3	1.4
Euro	5.4	(19.2)
Yen	0.8	2.8
Swiss Franc	—	0.2
Canadian Dollar	0.4	0.3

Total	8.9	(14.5)

The amounts shown in the table above take into account the effect of forward contracts entered into to manage these currency exposures.

d	Equity Price Risk
We are exposed to equity price risks, primarily on our available-for-sale investments, which include quoted investments carried at a fair value of $9.9 million (2004: cost of $28.1 million). These investments are primarily in emerging pharmaceutical and biotechnology companies. An adverse change in equity prices could result in a material impact in the fair value of our available-for-sale quoted investments.
120 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements

e	Fair values
Fair value is the amount at which a financial instrument could be exchanged in an arms-length transaction between informed and willing parties, other than in a forced or liquidation sale. Cash and cash equivalents and available-for-sale investments are held at fair value on the consolidated balance sheets. Up to 1 January 2005, available-for-sale investments were stated at costs less provision for impairment in value. As a result, available-for-sale investments at 31 December 2004 had a carrying value of $91.9 million and a fair value of $122.6 million at that date.
Debt Instruments
The fair value of debt instruments are derived from publicly quoted prices. The carrying value of our debt instruments, stated net of financing costs and excluding accrued interest, are as follows:

	At 31 December 2005		At 31 December 2004

	Carrying Value	Fair Value	Carrying Value	Fair Value
	$m	$m	$m	$m(1)

EPIL III Notes(2)	—	—	39.0	39.0
Athena Notes	610.8	598.6	646.3	679.3
6.5% Convertible Notes	202.5	496.3	447.4	1,754.9
7.75% Notes	832.9	794.8	830.6	909.5
Floating Rate Notes	294.0	285.0	293.1	317.3

Total convertible debt and guaranteed notes	1,940.2	2,174.7	2,256.4	3,700.0

(1)	The total fair value of the debt instruments decreased significantly following the voluntary suspension of Tysabri in February 2005, primarily due to the decrease in the option value of the 6.5% Convertible Notes.

(2)	The fair value of the EPIL III Notes approximates the carrying value as EPIL III repaid the remaining guaranteed notes of $39.0 million in March 2005.
Derivative Instruments
The fair values of forward contracts are determined using quoted market prices, and for interest rate swaps broker quotes are used. The fair values of derivative instruments are as follows:

	At 31 December 2005		At 31 December 2004

	Contract Amount	Fair Value	Contract Amount	Fair Value
	$m	$m	$m	$m

Forward contracts:
Euro forward contracts	77.0	(1.7)	9.0	1.2
U.S. Dollar forward contracts	—	—	9.4	(0.4)
Swap contracts:
Interest rate swap—January 2002	100.0	0.2	100.0	3.6
Interest rate swap—November 2004	150.0	(4.0)	150.0	(0.7)
Interest rate swap—November 2004	50.0	(1.3)	50.0	(0.2)

Forward contracts
At 31 December 2005, we had entered into a number of forward foreign exchange contracts at various rates of exchange in the normal course of business. At 31 December 2005, the Euro forward contracts require us to sell U.S. Dollars for Euro on various dates through December 2006. At 31 December 2004, the U.S. Dollar forward contracts required us to sell Japanese Yen for U.S. Dollars on various dates through December 2005. The forward contracts do not qualify for hedge accounting and are marked-to-market through the income statement.
Swaps
On 14 January 2002, we entered into an interest rate swap to convert our 7.25% fixed rate interest obligations on $100.0 million of the Athena Notes to variable rate interest obligations. On 22 November 2004, we entered into two interest rate swaps to
Elan Corporation, plc 2005 Annual Report  121

convert an additional $200.0 million of this debt to variable rate interest obligations. The interest rate swaps qualify as effective fair value hedges and are stated at fair value on the balance sheet together with the related interest rate exposure of the hedged debt.

27	Leases
We lease certain of our facilities under non-cancellable operating lease agreements that expire at various dates through 2016. The major components of our operating leases are as described below.
In August 1998, we entered into an agreement for the lease of four buildings located in South San Francisco, California. These buildings are utilised for R&D, administration and other corporate functions. The lease period expires in December 2012. Thereafter, we have an option to renew for two additional five-year periods.
In August 1996 and August 2000, we entered into lease agreements for our R&D facility located in King of Prussia, Pennsylvania. During 2005, the lease agreements were extended, with expiration dates of May 2009 and April 2011, respectively. This lease agreement that expires in May 2009 includes an option to renew for an additional three-year period.
In January 2004, we entered into a lease agreement for our R&D, sales and administrative facility at Lusk Campus, San Diego, California. We recently extended the lease on part of this campus through January 2012. The lease on the remaining part of the facility will expire in January 2007.
In September 2004, we entered into a lease agreement for our new corporate headquarters located in the Treasury Building, Dublin, Ireland. This lease expires in July 2014, with an option to renew for two additional ten-year periods. The agreement provides us with an option to cancel five years from the commencement date. The cancellation will require a nine-month written notice and will include the payment of a penalty equal to six months of rent payments.
We recorded an expense under operating leases for premises and plant and equipment of $25.7 million in 2005 (2004: $21.5 million), net of sublease income of $0.1 million in 2005 (2004: $0.8 million). Our future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows (in millions):

	2005	2004
	$m	$m

Less than one year	18.0	18.4
Between one and five years	71.2	64.9
More than five years	49.7	66.8

Total	138.9	150.1

Our obligations under finance leases for plant and equipment are as follows:

	2005	2004
	$m	$m

Less than one year	5.5	6.9
Between one and five years	2.8	9.7
More than five years	—	—

Total gross payments	8.3	16.6
Less: finance charges included above	(0.3)	(1.0)

Total	8.0	15.6

The net book value of plant and equipment held under finance leases at 31 December 2005 amounted to $48.9 million (2004: $60.1 million) and related depreciation for the period amounted to $10.7 million (2004: $12.8 million).
In prior years, we disposed of plant and equipment and subsequently leased them back on finance leases and also entered into an arrangement with a third-party bank, the substance of which allows us to require a legal net settlement of our obligations under
122 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
the leases. The related cash and borrowings of these previous sale and leaseback transactions have been offset in the Consolidated Financial Statements in the amount of $51.8 million at 31 December 2005 (2004: $64.3 million).

28	Commitments and Contingencies
The following capital commitments for the purchase of property, plant and equipment had been authorised by the directors at 31 December:

	2005	2004
	$m	$m

Contracted for	7.1	15.9
Not-contracted for	10.4	24.1

Total	17.5	40.0

At 31 December 2005, we had commitments to invest $2.4 million (2004: $3.2 million) in healthcare managed funds.

29	Collaboration Agreement with Biogen Idec
In August 2000, we entered into a development and marketing collaboration agreement with Biogen Idec, successor to Biogen, Inc., to collaborate in the development and commercialisation of Tysabri. Along with Biogen Idec, we are developing Tysabri for multiple sclerosis (MS) and Crohn’s disease (CD), with Biogen Idec acting as the lead party for MS and Elan acting as the lead party for CD.
In November 2004, Tysabri received regulatory approval in the United States for the treatment of relapsing forms of MS. Biogen Idec paid us a $7.0 million approval-based milestone. The approval milestone payment, together with other milestone payments related to the collaboration agreement of $45.0 million, are recorded as revenue as they are earned, non-refundable and not subject to future legal obligation.
Biogen Idec manufactures Tysabri. We purchase Tysabri from Biogen Idec for distribution to third parties in the United States. In general, we share with Biogen Idec most development and commercialisation costs. At 31 December 2005, we owed Biogen Idec $21.4 million (2004: $34.4 million) for the reimbursement of costs related to development and commercialisation.
In February 2005, Elan and Biogen Idec voluntarily suspended the marketing and dosing in clinical trials of Tysabri. This decision was based on reports of two serious adverse events, one of which was fatal, in patients treated with Tysabri in combination with Avonex® (interferon beta-1A) in clinical trials. These events involved two cases of progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal, demyelinating disease of the central nervous system. Both patients received more than two years of Tysabri therapy in combination with Avonex. In March 2005, the companies announced that their ongoing safety evaluation of Tysabri led to a previously diagnosed case of malignant astrocytoma being reassessed as PML, in a patient in an open label CD clinical trial. The patient had received eight doses of Tysabri over an 18-month period. The patient died in December 2003.
Subsequent to the voluntary suspension, Elan and Biogen Idec performed a comprehensive safety evaluation of more than 3,000 Tysabri patients in collaboration with leading experts in PML and neurology. The results of the safety evaluation, which was completed in September 2005, identified no new confirmed cases of PML beyond the three previously reported.
In September 2005, Elan and Biogen Idec submitted to the FDA a supplemental Biologics License Application (sBLA) for Tysabri, which the FDA subsequently designated for Priority Review. On 7-8 March 2006, the Peripheral and Central Nervous System (PCNS) Drugs Advisory Committee of the FDA reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS. On 21 March 2006, we and Biogen Idec were informed by the FDA that the agency would extend its regulatory review of Tysabri by up to 90 days in order to complete a full review of the Tysabri risk management plan. Under the revised timeline, we anticipate an action from the FDA about the reintroduction of Tysabri as a treatment for relapsing forms of MS on or before 28 June 2006.

30	Litigation
We are involved in various legal and administrative proceedings, relating to securities and Tysabri matters, patent matters, antitrust matters and other matters. The most significant of these matters are described below.
Elan Corporation, plc 2005 Annual Report  123

We develop our estimates of legal contingencies in consultation with outside counsel handling our defence in these matters using the current facts and circumstances known to us. The factors that we consider in developing our legal contingency accrual include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. We do not believe that it is feasible to predict or determine the outcomes of the pending actions, investigations and proceedings described below and any possible effect on our business or to reasonably estimate the amounts of minimum losses or potential range of losses, if any, except where specifically stated. The costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings, settlements, judgements and claims, and changes in those matters (including the matters described below) and developments or assertions by or against us relating to intellectual property, could have a material adverse effect on us.
Securities and Tysabri matters
Commencing in January 1999, several class actions were filed in the U.S. District Court for the Southern District of California against Dura Pharmaceuticals, Inc. (Dura or defendant), one of our subsidiaries, and various then current or former officers of Dura. The actions, which allege violations of the U.S. federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. In July 2000, the district court issued an order granting the defendants’ motion to dismiss the complaint without prejudice on the basis that it failed to state an actionable claim. In November 2001, the district court granted Dura’s motion to dismiss with prejudice and judgement was entered in Dura’s favour. In December 2001, plaintiffs filed an appeal of the judgement with the Ninth Circuit Court of Appeals. Oral argument was held on 4 February 2003. On 5 August 2003, the Ninth Circuit issued its opinion, reversing the lower court’s prior dismissal. A timely petition for rehearing en banc was filed, but was denied by the Ninth Circuit on 29 September 2003. Thereafter, we petitioned the U.S. Supreme Court for a writ of certiorari. On 28 June 2004, the U.S. Supreme Court granted certiorari. The matter was argued before the U.S. Supreme Court on 12 January 2005 and the U.S. Supreme Court ruled on 19 April 2005 in our favour and remanded the matter to the U.S. District Court. Plaintiffs, on 26 August 2005, filed an amended complaint seeking to cure their pleading problems. On 10 October 2005, the Company filed a motion to dismiss the lawsuit. The hearing on the Company’s motion took place on 21 February 2006 and the matter was taken under submission by the court. The matter remains pending.
We and some of our officers and directors have been named as defendants in putative class actions originally filed in the U.S. District Courts for the District of Massachusetts (on 4 and 14 March 2005) and the Southern District of New York (on 15 March 2005 and 23 March 2005) and the Superior Court of the State of California, County of San Diego (on 22 March 2005). The class action complaints allege claims under the U.S. federal securities laws and state laws and, in the actions originally filed in Massachusetts and New York, seek damages on behalf of a class of shareholders who purchased our stock prior to the announcement of the voluntary suspension of Tysabri. The action filed in California as a derivative action, purports to seek damages on our behalf. The complaints allege that we caused the release of materially false or misleading information regarding Tysabri. The complaints allege that class members were damaged when our stock price fell after we and Biogen Idec announced the voluntary suspension of the marketing and dosing of Tysabri in response to reports of serious adverse events involving clinical trial patients treated with Tysabri. The complaints seek damages, reimbursement of costs and other relief that the courts may deem just and proper. On 4 August 2005 the U.S. District Court for the Southern District of New York issued an order consolidating the New York actions. On or about 29 August 2005, the cases originally filed in Massachusetts were transferred to the Southern District of New York. Accordingly, all non-California securities proceedings are now pending in New York. In the California derivative action, we made a filing on 8 August 2005 demurring to the claims asserted in the complaint and moving to quash service of the complaint on certain of the named, out-of-state directors. Plaintiffs are currently taking jurisdictional discovery and will file their opposition papers once that process is completed. Thereafter, a hearing will be scheduled on our motions. We believe that the claims in the lawsuits are without merit and intend to defend against them vigorously.
On 20 July 2005, we were named as a defendant in a lawsuit filed in the Superior Court Department of the Trial Court of the County of Middlesex in Massachusetts. The lawsuit is a wrongful death action brought on behalf of the estate of a patient who took Tysabri and died from PML. The complaint was amended on 10 October 2005 but incorrectly named certain Elan entities that are not related to the subject of this dispute. We subsequently entered into an agreement with plaintiff’s counsel whereby the plaintiffs named Elan Pharmaceuticals, Inc. (EPI) as the only Elan defendant. A second amended complaint was filed and served on EPI on 22 December 2005. Biogen Idec and Elan subsequently filed answers on 30 December 2005. On 26 January 2006, Biogen Idec and Elan also served the plaintiffs with motions to dismiss based on forum non conveniens grounds which argue, among other things, that the dispute should be litigated in Colorado—i.e., the venue where the patient participated in the clinical trial that
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Notes to the Consolidated Financial Statements
gives rise to her family’s wrongful death claims. In addition, the parties have agreed to hold settlement mediation discussions on 3 April 2006 in hopes of mutually resolving this matter. In the event that the parties are unable to resolve this matter through mediation, plaintiffs will have 15 days after the conclusion of the mediation to serve the defendants with responses to the two dismissal motions. Should the parties fail to resolve this matter through mediation, we intend to vigorously defend against the claims asserted.
In March 2005, we received a letter from the SEC stating that the SEC’s Division of Enforcement is conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the 28 February 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry, but have not received any additional requests for information or interviews relating to the inquiry.
Patent matters
In October 1998, we filed a patent infringement action in the U.S. District Court for the Southern District of Florida against Andrx Corporation (Andrx) alleging that, by its submission of an Abbreviated New Drug Application (ANDA) for a generic version of Naprelan, which submission included a paragraph IV certification, Andrx infringed our U.S. Patent No. 5,637,320 (the 320 patent). In March 2002, the court issued a decision finding the 320 patent invalid and dismissed the action. The court did not consider the issue of infringement. We subsequently appealed the decision to the U.S. Court of Appeals for the Federal Circuit (CAFC). On 5 May 2004, the CAFC reversed the district court’s invalidation of our patent. The case has now been remanded to the district court for consideration of the remaining issues. On 12 July 2004, the U.S. District Court in Florida held a status conference in the case, during which the court indicated that it was prepared to issue a final decision in the case. The court asked the parties to file briefs updating the law on all outstanding issues. The additional briefing materials requested by the court have been filed and the parties are awaiting the court’s final ruling. On 7 September 2005, the court held another status conference during which the court indicated that it hoped to have a final decision by the end of 2005. To date, however, no decision has been announced. We cannot predict with any certainty the likelihood of the ultimate outcome in this matter.
Eon Labs, Inc. (Eon) submitted to the FDA an ANDA for a generic equivalent of, what was then, our 400 mg Skelaxintm (metaxalone) product. The application included a paragraph IV certification pertaining to U.S. patent No. 6,407,128 (the 128 patent). Eon provided notice to EPI of its paragraph IV certification in November 2002, and we filed a patent infringement suit against Eon in the U.S. District Court for the Eastern District of New York on 2 January 2003. Eon filed its answer and counterclaim on 23 January 2003 and then filed an amended answer and counterclaim on 19 February 2003. We filed our reply to the counterclaim on 7 March 2003. Corepharma LLC (Corepharma) also has submitted to the FDA an ANDA for a generic equivalent of the 400 mg Skelaxin product, including a paragraph IV certification pertaining to the 128 patent. Corepharma provided notice of its paragraph IV certification in January 2003, and we filed a patent infringement suit against Corepharma in the U.S. District Court for the District of New Jersey on 7 March 2003. In May 2003, we agreed to transfer the Corepharma litigation to the U.S. District Court for the Eastern District of New York for consolidation with the Eon litigation. The rights under the patents at issue in the Eon and Corepharma litigations were subsequently sold and transferred to King Pharmaceuticals, Inc. (King). Accordingly, we are cooperating in the prosecution of these matters and are working together to substitute King as a plaintiff to the two actions. Discovery in this matter is still ongoing and no trial date has been set. However, the parties participated in court-ordered mediation in March 2005 aimed at resolving issues relating to both matters. The mediation efforts failed.
On 17 December 2004, King commenced a lawsuit in the U.S. District Court for the Eastern District of New York against Eon alleging patent infringement of the above-referenced 128 patent in connection with Eon’s November 2004 amended ANDA submission to the FDA seeking the approval to engage in the manufacture, use or sale of an 800 mg generic equivalent of the Skelaxin product. On 10 January 2005, Eon answered King’s complaint and counterclaimed against EPI. Eon’s counterclaims are similar to those asserted in the litigation described in the immediately preceding paragraph. Discovery relating to this matter has not yet commenced. Given the status of the proceedings and the fact that no discovery has taken place, we are unable to predict the likelihood of a successful outcome or any associated damages at this time. However, we believe that Eon’s claims are without merit and intend to vigorously defend against the claims.
On 3 November 2004, Classen Immunotherapies, Inc. (Classen) commenced a lawsuit against King, Elan Corporation, plc and EPI in the U.S. District Court for the District of Maryland alleging patent infringement of U.S. Patent No. 6,219, 674 (the 674 patent) and U.S. Patent No. 6,584,472 (the 472 patent). Classen asserts, inter alia, that King and the Elan defendants purportedly infringed claims of the 674 and 472 patents in connection with their manufacture, development and distribution of our former
Elan Corporation, plc 2005 Annual Report  125

Skelaxin product. We have answered Classen’s complaint. A court ordered mediation was held on 21 June 2005, in which no progress was made toward resolution of this dispute. In addition, on 22 July 2005, we filed requests for re-examination of the 674 and 472 patents. On 19 August 2005, we filed a motion to stay the proceedings until resolution of our request for re-examination. Classen filed an opposition to our motion, but this motion was subsequently denied by the court. On 6 September 2005, the United States Patent and Trademark Office (U.S. PTO) granted our re-examination requests and began the process of re-evaluating the two patents at issue. On 23 December 2005, we filed a motion for summary judgement and are currently awaiting a decision on our motion. Meanwhile, a pre-trial conference took place on 22 February 2006 and the court indicated that a trial for this matter will be scheduled in late 2006 or early 2007. We are currently unable to predict the likelihood of a successful outcome or any associated damages at this time. However, we believe that the Classen claims are without merit and intend to vigorously defend against the claims.
On 17 June 2004, Duke University (Duke) and Orexigen Therapeutics, Inc. (Orexigen) filed a lawsuit against Elan Corporation, plc, EPI, Eisai and former Elan employee, Julianne E. Jennings (collectively, the Elan and Eisai Defendants) involving a provisional patent application (the Patent Application) filed with the U.S. PTO that relates to the use of our former Zonegran product and the treatment of obesity. On 27 April 2004, we transferred all of our rights in the zonisamide product and the Patent Application to Eisai pursuant to an asset purchase agreement. Duke and Orexigen assert, inter alia, that the Patent Application fails to identify certain Duke employees as inventors or acknowledge Duke’s purported rights in the application. On 13 August 2004, we filed a motion to dismiss the claims and, in the alternative, to stay the proceedings. On 30 January 2006, the court issued an order granting Elan’s dismissal motion in part and staying the proceedings pending a decision on the subject patent applications by the U.S. PTO.
Antitrust matters
In March 2001, Andrx filed a complaint in the U.S. District Court for the Southern District of Florida alleging that we engaged in anti-competitive activities in an effort to prevent or delay the entry of a generic alternative to Naprelan. We filed a motion to dismiss the complaint and for judgement on the pleadings. In April 2003, the court granted our motion and dismissed Andrx’s complaint with prejudice and without leave to amend. In June 2003, the court reaffirmed its April decision, denying Andrx’s motion for reconsideration and for leave to amend its complaint. On 14 July 2003, Andrx filed a notice of appeal. A hearing on the appeal took place on 29 June 2004. On 29 August 2005, the appellate court upheld the lower court’s ruling, in part, but remanded the matter to the district court to address certain issues. This matter remains pending.
Indirect purchasers of Naprelan have filed three putative class actions in the U.S. District Court for the Eastern District of Pennsylvania against us and Skye Pharma, Inc. In September 2002, the cases were consolidated and in October 2002, a consolidated amended class action complaint was filed. The consolidated complaint alleges that we violated the antitrust laws by engaging in sham patent litigation and entering into an unlawful settlement agreement in an effort to prevent or delay the entry of a generic alternative to Naprelan. The damages claimed are unspecified. We have not yet answered or otherwise responded to the amended complaint. Other than preliminary document production, the litigation has been stayed and the case placed on the court’s suspense docket pending the outcome of further proceedings in the pending Andrx patent infringement litigation described above. On 4 August 2003 plaintiffs filed a motion to remove the litigation from the court’s suspension docket. The court subsequently denied plaintiffs’ motion and this matter remains on the court’s suspension docket.
In June 2002, we entered into a settlement with the U.S. Federal Trade Commission (FTC) resolving the FTC’s investigation of a licensing arrangement between us and Biovail Corporation (Biovail) relating to nifedipine, the generic version of the hypertension drug AdalattmCC (nifedipine). The settlement is reflected in a consent order, which, by its terms, does not constitute an admission that any law has been violated, and does not provide for monetary fines or penalties. We continue to satisfy all of the terms of the consent order.
In 2002 and 2003, ten actions were filed in the U.S. District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) have violated federal and state antitrust laws based on the licensing arrangement with Biovail relating to nifedipine. The complaints seek various forms of remedy, including damages and injunctive relief. The actions have been brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On 29 May 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the U.S. District Court for the District of Columbia. Since consolidation of the matters, the Court has held several case management conferences to coordinate the early stages of the case. In accordance with one of the Court’s preliminary orders, plaintiffs filed amended complaints. We and co-defendant, Biovail, responded by filing an omnibus motion to
126 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
dismiss in response to the amended complaints. Co-defendant, Teva, filed a joinder in certain parts of our motion. The Court completed a hearing on the motions on 7 May 2004 and took the matter under submission. On 1 September 2004, the Court issued a Memorandum Opinion and Order granting in part and denying in part the motions to dismiss. The Court held that none of the claims for injunctive relief had any basis and, accordingly, the Court lacked jurisdiction over the indirect purchaser federal and state claims.
Consequently, the Court granted the motion as it related to the putative class of indirect purchasers and dismissed that consolidated class complaint without prejudice. The Court also dismissed the claims for injunctive relief of the purported direct purchaser plaintiffs. The Court declined to dismiss the damage claims of the purported direct purchaser plaintiffs, ruling that it would be premature to do so without allowing discovery given the Court’s obligation to accept as true all allegations when tested on a motion to dismiss. The parties in the litigation have begun preliminary discovery. It should be noted that counsel for the putative indirect purchaser class have also commenced an action asserting the same or similar claims under California state law in California state court. Per the California state court’s request, the parties have developed a plan to coordinate discovery with the remaining federal cases. We believe that our conduct is lawful, but as these matters are in their early stages, we cannot predict the likelihood of any outcome.
In June 2001, we received a letter from the FTC stating that the FTC was conducting a non-public investigation to determine whether Brightstone Pharma, Inc. (Brightstone), Elan Corporation or others may have engaged in an effort to restrain trade by entering into an agreement that may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan. In October 2001, our counsel met informally with FTC Staff to discuss the matter. No further communication from the FTC was received until December 2002, when we were served with a subpoena duces tecum from the FTC for the production of documents related to Naprelan. We have voluntarily provided documents and witness testimony in response to the subpoena and continue to cooperate with the FTC relating to this investigation.
Other matters
On 27 June 2002, BioPort filed suit against us in the Superior Court of the State of California alleging breach of certain collaboration and supply agreements relating to the development, manufacture and supply of botulinum toxin. In addition to claims for breach of contract, BioPort asserted claims for intentional interference with contractual relations, unfair business practices and unjust enrichment. The complaint sought a five percent royalty on net sales of Myobloc, payments allegedly owned under the collaboration agreement, a declaration that BioPort has an ownership interest in Myobloc, and other relief, including punitive damages. In June 2005 the parties settled this matter. As part of the settlement we paid BioPort $8.5 million in exchange for a full release.
On 11 December 2003, two of our subsidiaries, EPI and Neuralab, commenced American Arbitration Association (AAA) arbitration proceedings against Pfizer and Pharmacia and Upjohn Company (Pharmacia) in connection with certain alleged breaches relating to an Exclusive Mutual Beta Secretase Inhibitors Research, Development and Marketing Collaboration Agreement, dated 28 July 2000, originally between Pharmacia and Neuralab. As a result of these breaches and our subsequent termination of the collaboration agreement, we believe that we hold an exclusive worldwide licence to, among other things, all of Pfizer and Pharmacia’s interest in regulatory approvals, patents and know-how relating to the subject matter of the parties’ collaboration. On 23 December 2003, Pfizer and Pharmacia asked the New York State Supreme Court to stay our arbitration proceedings and the court subsequently issued a stay order on 14 January 2004. We appealed the stay order to the New York Supreme Court Appellate Division. On 26 August 2004, the New York Court Appellate Division reversed the lower court’s decision and remanded the matter back to the lower court for further proceedings relating to whether our arbitration proceedings should be stayed.
On 13 September 2004, we commenced an action against Pfizer and Pharmacia in the California Superior Court. The complaint in this action asserts essentially the same breach of contract claim asserted in the AAA arbitration demand and also alleges claims for common-law monopolisation, unfair competition and improper disclosure of trade secrets. In conjunction with the filing of the California lawsuit, we withdrew our arbitration demand. On 23 September 2004, Pfizer and Pharmacia commenced a New York state action against us for injunctive relief, declaratory relief and breach of contract. Immediately upon filing this action, Pfizer and Pharmacia asked the New York Supreme Court to stay our prosecution of the above-referenced California lawsuit. The New York state court subsequently issued an order temporarily staying us from taking any action in the above-referenced California lawsuit. In addition, the Court scheduled a 14 February 2005 evidentiary hearing on the applicability of certain dispute resolution provisions contained in the parties’ collaboration agreement. The 14 February hearing was temporarily taken off calendar to allow the parties to conduct settlement discussions.
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In November 2005 the parties settled this matter. The settlement agreement provided, among other things, that Pfizer pay Elan $7.0 million and includes provisions relating to intellectual property rights and the development of target compounds arising from the collaboration.
On 26 August 2005, Elan and its subsidiary, Elan Pharma International Ltd., commenced mediation proceedings with the AAA against King in connection with a dispute involving Elan’s development of a modified release formulation of King’s Sonata® (zaleplon) drug product. Elan is seeking lost milestone payments, other direct damages and interest due in connection with the development and reformulation of Sonata based upon the terms and conditions set forth in a Reformulation Agreement entered into by the parties on 12 June 2003 (the Reformulation Agreement). The parties conducted a mediation on 11 January 2006 but the matter was not resolved. Accordingly, the dispute will proceed to binding arbitration pursuant to the terms of the Reformulation Agreement. The parties are currently in the process of selecting an arbitral panel. We expect that evidentiary hearings in the arbitration will be held this year and anticipate that a decision will be issued by the arbitral panel sometime in late 2006. Given the status of the proceedings, we are unable to predict the likely outcome at this time.
In January 2006, EPI received a letter and subpoena from the U.S. Department of Justice and the Department of Health and Human Services asking for documents and materials primarily related to marketing practices concerning our former Zonegran product. We sold our interests in Zonegran to Eisai in April 2004 and, consequently, have not been marketing or selling the product since the product’s divestiture. We intend to respond to the government’s subpoena and cooperate with its investigation.

31	Related Parties
We have a related party relationship with our subsidiaries (see Note 35), directors and executive officers. All transactions with subsidiaries eliminate on consolidation and are not disclosed.
Transactions with Directors and Executive Officers
The total compensation of our directors and executive officers was as follows:

	2005	2004
	$m	$m

Short-term employee benefits	8.3	6.0
Post-employment benefits	0.2	0.4
Equity compensation benefits	6.5	3.0

Total	15.0	9.4

Except as set out below, there are no service contracts in existence between any of the directors and executive officers and Elan:

•	On 1 July 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we shall pay him a pension of $200,000 per annum, monthly in arrears, until 16 May 2008 in respect of his former senior executive roles. Mr. Groom received $200,000 per year in 2005 and 2004. On 26 May 2005, Mr. Groom retired from the board of Elan.

•	On 7 January 2003, we and EPI entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and chief executive officer effective 3 February 2003. Mr. Martin was granted an initial option to purchase 1,000,000 Ordinary Shares with an exercise price of $3.85 and vesting in three equal instalments on 31 December 2003, 31 December 2004 and 31 December 2005. In accordance with the terms of his contract, in October 2003, Mr. Martin was granted an additional option to purchase 1,000,000 Ordinary Shares with an exercise price of $5.28, equal to the fair market value of the shares on the date of grant, vesting on the same basis and dates as the initial option grant.
Mr. Martin has received additional option grants consistent with our annual option grant practices.
Effective 3 December 2004, Mr. Martin’s employment agreement was amended to modify the benefits to be received by Mr. Martin in the event of an involuntary termination, extend severance payments to three years (from two) in the event of an involuntary termination following a change in control, modify the indemnification provisions of the employment agreement, and add an attorneys’ fees provision.
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Notes to the Consolidated Financial Statements
Effective 7 December 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our president and chief executive officer with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual instalments (the 2005 Options).
The agreement continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled.
In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus and his 2005 options will vest and be exercisable for the following two years (three, in the event of a change in control).
In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or until Mr. Martin obtains other employment, continue to participate in our health and medical plans or we shall pay him a lump sum equal to the present value of the cost of such coverage and we shall pay Mr. Martin a lump sum of $50,000 to cover other costs and expenses. Mr. Martin will also be entitled to career transition assistance and the use of an office and the services of a full time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).
In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the U.S. Internal Revenue Code, or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.
The agreement also obligates us to indemnify Mr. Martin if he is sued or threatened with suit as the result of serving as our officer or director. We will be obligated to pay Mr. Martin’s attorney’s fees if he has to bring an action to enforce any of his rights under the employment agreement.
Mr. Martin is eligible to participate in the pension, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost

•	On 1 July 1986, Athena Neurosciences entered into a consultancy agreement with Dr. Dennis J. Selkoe, whereby Dr. Selkoe agreed to provide certain consultancy services in the field of Alzheimer’s disease for a fee to be fixed annually, together with the reimbursement of all reasonable travel and other expenses incurred. The consultancy agreement renews automatically, unless notice of termination is provided 60 days prior to the anniversary date. No such notice has been provided. Dr. Selkoe received $25,000 in 2005 and $76,200 in 2004, under these consultancy agreements.

•	On 20 May 2004, EPI entered into a consultancy agreement with Dr. Selkoe whereby Dr. Selkoe agreed to provide review and advice on the merit of our research and development programmes, with payments not to exceed $10,000 in the aggregate over the term of the agreement, which is to expire in 2007.

•	Dr. Lars Ekman had a forgivable loan from Elan which amounted to $240,000 at 26 May 2005. This loan was fully forgiven at the end of December 2005.

•	Mr. Paul Breen has a forgivable loan from Elan that he received on 29 May 2001. During 2005 there was $31,700 outstanding under the loan, of which $15,850 was forgiven. The remaining $15,850 outstanding under the loan will be forgiven on 1 July 2006 if Mr. Breen remains an employee of Elan through that date. The loan does not bear interest.

•	In relation to Dr. Garo Armen’s retirement from the board, we have agreed to vest on his retirement 25,000 options that would otherwise have expired unvested on his retirement date, and have extended the exercise term of 50,000 options from ninety days to one year post-retirement.
Antigenics
Antigenics is a biotechnology company whose chairman, Dr. Garo Armen is also a director of Elan. We had invested a total of $14.9 million in Antigenics up to 31 December 2003. In February and March 2004, we disposed of all of our 1,098,937 common shares in Antigenics for $11.4 million.
Following the appointment of Dr. Armen as our chairman on 9 July 2002, we signed a memorandum of understanding with Antigenics in respect of costs incurred by either company in respect of work done for the other. The agreement provided that no
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profit margin should be charged on such costs. In 2005, the amount of such charges from Antigenics was approximately $Nil (2004: $0.1 million), and we did not make any payment to Antigenics for such charges in either 2005 or 2004.
On 7 January 2005, Dr. Armen stepped down as Chairman of Elan, but has continued to serve as a director.
Amarin/ Mr. Thomas Lynch
Amarin is a specialty pharmaceutical company focused on neurology and pain management. Mr. Thomas Lynch, a former employee and executive vice chairman, and Mr. John Groom, a former director of Elan, serve on Amarin’s board of directors. Mr. Lynch is non-executive chairman of Amarin.
In 2001, we entered into a distribution and option agreement with Amarin, whereby Amarin agreed to market and distribute Permaxtm (pergolide mesylate) in the United States, and Amarin was granted an option to acquire rights to the product from us. We subsequently provided a loan of $45.0 million to Amarin in 2001. Permax is used for the treatment of Parkinson’s disease. The terms of the distribution and option agreement and the loan agreement were subsequently amended in 2001 and 2003.
During 2001, we also granted Amarin a purchase option to acquire Zelapartm (selegeline). Zelapar is a fast melt formulation of selegiline for the treatment of Parkinson’s disease.
In February 2004, we further amended our contractual arrangements subject to the sale by Amarin of certain of its assets, including its rights to Zelapar and Permax, to Valeant Pharmaceuticals International (Valeant). On 25 February 2004, Amarin’s sale of assets to Valeant closed and the amendments became effective. The amendments required, in full settlement of all previous liabilities owed by Amarin to us and as a deemed exercise of Amarin’s option to acquire Zelapar, the payment by Amarin of $17.2 million to us and the issuance of a $5.0 million five-year 8% loan note and issued warrants to purchase 500,000 ordinary shares in Amarin to us. Under the agreements, we were also entitled to receive a $1.0 million milestone payment upon the successful completion of certain Zelapar safety studies. The milestone was received in December 2004. We are also entitled to receive from Valeant a revenue contingent milestone on Zelapar of $10.0 million if annual sales of Zelapar exceed $20.0 million, and royalties on future net sales by Valeant of 12.5% for Zelapar and 10% for Permax. As a consequence of these amendments, Amarin paid us $17.2 million in February 2004.
In February 2004, our share ownership in Amarin increased to approximately 28% on a fully diluted basis. Prior to 30 September 2004, we accounted for Amarin using the equity method based on our equity investment in Amarin. Amarin was a related party to us until this date. On 30 September 2004, we sold all of our remaining investments in Amarin (comprising the share ownership and $5.0 million loan note described above) for $6.5 million to Amarin Investment Holding Ltd., a company controlled by Mr. Thomas Lynch. We obtained an opinion from an internationally recognised investment bank that the consideration received for this transaction reflected fair value for these investments at the date of sale.
Net revenue earned from Amarin was $Nil for 2005 (2004: $3.0 million).
Mr. Donal Geaney
On 13 June 2005, we agreed to settle an action taken in the Irish High Court by the late Mr. Donal Geaney, former Chairman of the Company who resigned on 9 July 2002. The action related to the agreement for the exercise of share options granted to Mr. Geaney during his employment with Elan. The settlement, with no admission of liability on the part of Elan, was for a sum of 3.5 million Euro ($4.4 million), plus an agreed sum of legal fees.

32	Post Balance Sheet Events
On 7-8 March 2006, the PCNS Advisory Committee reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS. On 21 March 2006, we and Biogen Idec were informed by the FDA that the agency would extend its regulatory review of Tysabri by up to 90 days in order to complete a full review of the Tysabri risk management plan. Under the revised timeline, we anticipate an action from the FDA about the reintroduction of Tysabri as a treatment for relapsing forms of MS on or before 28 June 2006.
On 20 March 2006, we completed the sale of the rights to Prialt in Europe to Eisai, while retaining the product rights in the United States. Under the terms of the agreement, we received $50.0 million on closing of the transaction, we will receive a further $10.0 million on the earlier of two years from closing or launches of Prialt in key European markets, and we may receive an additional $40.0 million contingent on Prialt achieving revenue related milestones in Europe.
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Notes to the Consolidated Financial Statements

33	Notes to the Parent Company Financial Statements

a	Revenue
The composition of our revenue for the years ended 31 December was as follows:

	2005	2004
	$m	$m

Product revenue—manufacturing revenue and royalties	36.5	25.9
Contract revenue—research revenue	1.3	22.7

Total revenue	37.8	48.6

b	Selling, general and administrative expenses
SG&A expenses includes the following exceptional operating expenses in 2004:

SG&A
2004
$m

Shareholder litigation and SEC investigation	54.0
Other	(1.9)

Exceptional operating expenses	52.1

The $54.0 million charge in 2004 mainly relates to a $55.0 million provision for the settlement of the SEC investigation and the related shareholder class action lawsuit.
SG&A expenses also include a share-based compensation charge of $6.5 million in 2005 (2004: $3.0 million), which is allocated on the basis of services provided by directors and executive officers to the parent company. For additional information on share-based compensation, please refer to Note 12 to the Consolidated Financial Statements.

c	Interest expense

	2005	2004
	$m	$m

Finance lease interest	0.8	0.8
EPIL III consent fee	—	2.0
Net foreign exchange losses	3.0	3.1
Other	0.8	—

Interest expense	4.6	5.9

We incurred a consent and early tender fee of $6.4 million on partial repayment of the EPIL III Notes in 2004, of which $2.0 million was borne by Elan Corporation and $4.4 million by Elan International Services, Ltd.

d	Interest income

	2005	2004
	$m	$m

Bank interest income	0.6	0.5
Other	0.9	1.6

Interest income	1.5	2.1

Elan Corporation, plc 2005 Annual Report  131

e	EPIL II guarantee
We had guaranteed the EPIL II Notes to the extent that the investments held by EPIL II were insufficient to repay the EPIL II Notes and accrued interest. In June 2004, the EPIL II Notes of $450.0 million, together with accrued interest were repaid. Of the aggregate payment of $471.5 million, $79.7 million was funded from the cash resources in EPIL II and through the sale of EPIL II’s entire investment portfolio. We funded the balance of $391.8 million under our guarantee. This resulted in a charge in 2004 of $47.1 million. The balance of the charge had been recorded in previous years.

f	Fair value gain on conversion option
From the date of adoption of IAS 32 and IAS 39 on 1 January 2005 to 28 October 2005, when the cash settlement provision that existed on issue of the 6.5% Convertible Notes was revoked, the conversion option component of the 6.5% Convertible Notes was deemed a liability, and was marked-to-market through the income statement, consistent with the accounting for other derivative assets and liabilities. The cash settlement feature was a right that was held by the parent company, as guarantor of the 6.5% Convertible Notes, and as a result, the fair value of the conversion option is accounted for in the parent company financial statements. Due to the decline in our share price from $27.25 at 1 January 2005 to $7.97 at 28 October 2005, a fair value gain of $1,136.1 million was recorded in the year ended 31 December 2005 (2004: $Nil) on the conversion option component of our 6.5% Convertible Notes. From 28 October 2005, when the cash settlement option was revoked, the conversion option was recognised as the equity component of a compound financial instrument as part of shareholders’ equity and will not be subsequently remeasured. The value of the option is fixed at $91.8 million as of 28 October 2005. For additional information on the 6.5% Convertible Notes, please refer to Note 21 to the Consolidated Financial Statements.

g	Net charge on debt retirement
In June 2005, we incurred a net charge of $23.3 million (2004: $Nil) associated with the early conversion of $206.0 million in aggregate principal amount of the 6.5% Convertible Notes due in 2008.

h	Income/(loss) before tax
The income/(loss) before tax has been arrived at after charging the following items:

	2005	2004
	$m	$m

Auditors’ remuneration:
Audit fees	0.1	0.1

Directors’ emoluments:
Fees	1.0	1.1
Other emoluments and benefits in kind	3.9	1.5
Pension contributions	0.2	0.2
Payments to retired directors	—	1.3
Litigation settlement with retired director(1)	4.4	—

Total directors’ emoluments	9.5	4.1

Amortisation of intangible assets	12.8	7.9

(1)	On 13 June 2005, we agreed to settle an action taken in the Irish High Court by the late Mr. Donal Geaney, former Chairman of the Company who resigned on 9 July 2002. The action related to the agreement for the exercise of share options granted to Mr. Geaney during his employment with Elan. The settlement, with no admission of liability on the part of Elan, was for a sum of 3.5 million Euro ($4.4 million), plus an agreed sum of legal fees.
132 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements

i	Tax on income/(loss) on ordinary activities

	2005	2004
	$m	$m

Current tax expense	—	—
Deferred tax expense	—	—

Total income tax expense in income statement	—	—

Deferred tax
There are no deferred assets or liabilities during the financial year or the preceding financial year. No taxes have been provided for the unremitted and untaxed earnings of our overseas subsidiaries as we do not expect these earnings to be distributed in the foreseeable future. Cumulative unremitted earnings of overseas subsidiaries and related undertakings totalled approximately $1,516.9 million at 31 December 2005. Unremitted earnings may be liable to overseas taxes or Irish taxation if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of earnings.

j	Net income/ (loss) from discontinued operations

	2005	2004
	$m	$m

Gain/ (loss) on disposal of discontinued operations:
Europe	0.7	1.0
Switzerland	—	(21.0)

Net income/(loss) from discontinued operations	0.7	(20.0)

The loss on disposal of $20.0 million in 2004 (2005: $Nil) principally arises from the write-off of intercompany balances with our former Switzerland subsidiary company.
Elan Corporation, plc 2005 Annual Report  133

k	Intangible assets

Patents,
Licences &
Other
$m

Cost:
At 1 January 2004	172.8
Disposals	(3.2)
Transfers	(0.2)

At 1 January 2005	169.4
Disposals	—

At 31 December 2005	169.4

Accumulated amortisation:
At 1 January 2004	102.0
Amortised in year	7.9
Disposals	(2.2)

At 1 January 2005	107.7
Amortised in year	12.8
Disposals	—

At 31 December 2005	120.5

Net book value: 31 December 2005	48.9
Net book value: 31 December 2004	61.7

At 31 December 2005, intangible assets consisted of the carrying value of the Verelan intangible asset of $48.9 million (2004: $61.7 million), which has a remaining useful life of 5 years. The amortisation charge for Verelan of $12.8 million in 2005 (2004: $7.9 million) is recognised in cost of sales in the income statement.

l	Property, plant and equipment

	Land &
	Buildings	Equipment	Total
	$m	$m	$m

Cost:
At 1 January 2004	17.0	24.2	41.2
Transfers to subsidiary	(17.0)	(24.2)	(41.2)

At 31 December 2004	—	—	—

Accumulated amortisation:
At 1 January 2004	6.9	20.1	27.0
Transfers to subsidiary	(6.9)	(20.1)	(27.0)

At 31 December 2004	—	—	—

Net book value: 31 December 2004	—	—	—

In 2004, all property, plant and equipment was transferred to a subsidiary company at the net book value of $14.2 million, which approximated fair value.
134 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements

m	Investments at 31 December:

Investments
in Subsidiaries
$m

Cost:
At 1 January 2004	543.0
Share-based payments	12.1
Capital contributions to subsidiary companies	37.7

At 1 January 2005	592.8
Share-based payments	30.1
Capital contributions to subsidiary companies	308.1

At 31 December 2005	931.0

Share-based payments represent additional capital contributions made to our subsidiaries to reflect the amounts expensed by these subsidiaries for share-based payments.
Capital contributions to subsidiary companies in 2005 primarily comprises additional investments of $284.9 million in Elan International Services, Ltd.

n	Accounts receivable at 31 December:

	2005	2004
	$m	$m

Accounts receivable	4.7	10.8
Less amounts provided for doubtful debtors	(0.2)	(1.9)

Accounts receivable, net	4.5	8.9

Provision for doubtful debtors:

	2005	2004
	$m	$m

Balance at 1 January	1.9	0.2
Income statement charge/ (credit)	(1.7)	1.7

Balance at 31 December	0.2	1.9

o	Other current assets at 31 December:

	2005	2004
	$m	$m

Due from group undertakings—loans	1,087.8	1,987.0
Due from group undertakings—trade	111.5	104.2
Pension assets	9.9	10.8
Other assets	0.5	0.4

Other current assets	1,209.7	2,102.4

Elan Corporation, plc 2005 Annual Report  135

As part of our normal operating activities, we enter into transactions with other group undertakings. This includes the provision of financing in the form of loans, in addition to trading activities such as the provision of goods or services to group companies. Loans provided to group undertakings are interest free and repayable on demand. As a result, no discounting is applied to these balances and they are carried at cost less any impairments.

p	Restricted cash
Restricted cash at 31 December 2004 of $40.0 million relates to monies reserved in escrow for our estimate of the ultimate cost to settle the shareholder class action lawsuit and was paid out during the year ended 31 December 2005.

q	Non-current liabilities at 31 December:

	2005	2004
	$m	$m

Finance lease obligations (net of finance charges):
Payable within one to five years	3.9	4.7
Payable after five years	6.4	8.6

Non-current assets	10.3	13.3

r	Current liabilities at 31 December:

	2005	2004
	$m	$m

Due to group undertakings—loans	550.0	1,309.0
Due to group undertakings—trade	18.1	76.6
Accrued expenses	5.1	3.6
Derivative fair value	1.5	—
Finance lease obligation (net of finance charges)	1.2	1.3

Current liabilities	575.9	1,390.5

As part of our normal operating activities, we enter into transactions with other group undertakings. This includes the receipt of financing in the form of loans, in addition to trading activities such as the receipt of goods or services to group companies. Loans received from group undertakings are interest free and repayable on demand. As a result, no discounting is applied to these balances.

s	Provisions

	2005	2004
	$m	$m

Provisions for litigation and administrative proceedings	—	55.0

We recorded $55.0 million in provisions in relation to the settlement of the SEC investigation and related shareholder class action lawsuit at 31 December 2004, which was paid out in 2005. For additional information, please refer to Notes 5 and 30 to the Consolidated Financial Statements.
136 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements

t	Retained losses

$m

Retained Loss:
At 31 December 2004	(4,297.8)
Impact of IAS 32/39 adoption	(1,179.2)

(5,477.0)
Net income for year ended 31 December 2005	1,069.3

At 31 December 2005	(4,407.7)

u	Financial instruments
At 31 December 2005, we had entered into a number of forward foreign exchange contracts at various rates of exchange in the normal course of business. The Euro forward contracts require us to sell U.S. Dollars for Euro on various dates through December 2006. At 31 December 2004, the U.S. Dollar forward contracts required us to sell Japanese Yen for U.S. Dollars on various dates through December 2005. The forward contracts do not qualify for hedge accounting and are marked-to-market through the income statement.
The fair values of forward contracts are determined using quoted market prices, and are as follows:

	At 31 December 2005		At 31 December 2004

	Contract	Fair	Contract	Fair
	Amount	Value	Amount	Value
	$m	$m	$m	$m

Forward contracts:
Euro forward contracts	65.0	(1.5)	9.0	1.2
U.S. Dollar forward contracts	—	—	9.4	(0.4)

For additional information on the parent company’s exposure to risk, please refer to Note 26 to the Consolidated Financial Statements.

v	Related parties
As part of our normal operating activities, we enter into transactions with other group undertakings. This includes the receipt and provision of financing in the form of loans, in addition to trading activities such as the receipt and provision of goods or services to group companies. Loans received from group undertakings and provided to group undertakings are interest free and repayable on demand. As a result, no discounting is applied to these balances. Pricing for intercompany transactions is determined on an arms-length basis.
Directors and executive officers of the parent company are the same as those of the group. For information on transactions with directors and executive officers, see Note 31 to the Consolidated Financial Statements.

w	Commitments and contingencies
For information on guarantees and litigation proceedings, please refer to Notes 21 and 30 to the Consolidated Financial Statements. The parent company has no commitments.

34	Explanation of Transition to IFRS
As stated in Note 1, this is our first set of full Consolidated and Parent Company financial statements prepared in accordance with IFRS as adopted by the EU. The accounting policies set out in Note 2 have been applied in preparing the financial statements for the year ended 31 December 2004 and in the preparation of an opening IFRS balance sheet at 1 January 2004, our date of transition.
Elan Corporation, plc 2005 Annual Report  137

In preparing our opening balance sheet, we have adjusted amounts previously reported in our financial statements prepared in accordance with Irish GAAP. An explanation of the impact of the transition to IFRS as adopted by the EU on the reported financial position, financial performance and cash flows is set out in the following reconciliations and explanatory notes.
Since we published our interim unaudited financial statements under IFRS for the six months ended 30 June 2005 on 29 September 2005, we have re-assessed goodwill and as a result, an additional $91.3 million of goodwill has been reclassified within patents and licenses from 1 January 2004. Consequently, our net loss for the year ended 31 December 2004 has increased by an additional amortisation charge on the reclassified amount of $15.1 million in comparison to the amount previously reported in our interim unaudited financial statements.

a	Reconciliations
The following reconciliations provide a quantification of the effect of the transition to IFRS on:

(i)	Consolidated Balance Sheet at 1 January 2004

(ii)	Consolidated Income Statement for the year ended 31 December 2004

(iii)	Consolidated Balance Sheet at 31 December 2004

(iv)	Consolidated Balance Sheet at 1 January 2005

(v)	Parent Company Balance Sheet at 1 January 2004

(vi)	Parent Company Income Statement for the year ended 31 December 2004

(vii)	Parent Company Balance Sheet at 31 December 2004

(viii)	Parent Company Balance Sheet at 1 January 2005
138 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements

(i)	Reconciliation of impact of IFRS on the Consolidated Balance Sheet at 1 January 2004

		Impact of transition to IFRS

		IFRS 2		IFRS 5
		Share-	IAS 19	Held
	Under	based	Employee	For	Other
	Irish	Payments	benefits	Sale	Adjustments	Under
	GAAP	$m	$m	$m	$m	IFRS
	$m	(c)	(d)	(i)	(l)	$m

Non-current Assets
Intangible assets	1,252.4	—	—	(79.8)	9.4	1,182.0
Property, plant and equipment	372.2	—	—	(3.1)	(9.4)	359.7
Investments	407.9	—	—	—	—	407.9
Restricted cash	—	—	—	—	53.5	53.5
Other non-current assets	—	—	—	—	8.2	8.2

	2,032.5	—	—	(82.9)	61.7	2,011.3

Current Assets
Inventories	78.4	—	—	(8.9)	—	69.5
Accounts receivable	142.1	—	—	(39.1)	(65.1)	37.9
Other current assets	—	—	9.9	(2.3)	57.0	64.6
Income tax prepayment	—	—	—	—	4.2	4.2
Other investments	86.6	—	—	—	—	86.6
Cash and cash equivalents	831.8	—	—	—	(53.6)	778.2
Assets classified as held for sale	—	—	—	133.2	—	133.2

	1,138.9	—	9.9	82.9	(57.5)	1,174.2

Total Assets	3,171.4	—	9.9	—	4.2	3,185.5

Non-current Liabilities
Long-term and convertible debt	1,479.9	—	—	—	—	1,479.9
Other liabilities	29.2	—	—	—	0.8	30.0
Income tax payable	—	—	—	—	25.3	25.3

	1,509.1	—	—	—	26.1	1,535.2

Current Liabilities
Short term and convertible debt	471.4	—	—	—	—	471.4
Accounts payable	365.5	—	—	(6.5)	(332.8)	26.2
Accrued and other liabilities	—	—	—	(21.4)	295.8	274.4
Provisions	—	—	—	—	12.0	12.0
Income tax payable	—	—	—	—	3.1	3.1
Liabilities classified as held for sale	—	—	—	27.9	—	27.9

	836.9	—	—	—	(21.9)	815.0

Total Liabilities	2,346.0	—	—	—	4.2	2,350.2

Shareholders’ Equity
Share capital	22.0	—	—	—	—	22.0
Share premium	5,576.6	—	—	—	—	5,576.6
Accumulated stock compensation expense	—	1.5	—	—	—	1.5
Foreign currency translation adjustments	(12.2)	—	—	—	—	(12.2)
Retained loss	(4,761.0)	(1.5)	9.9	—	—	(4,752.6)

	825.4	—	9.9	—	—	835.3

Total Shareholders’ Equity and Liabilities	3,171.4	—	9.9	—	4.2	3,185.5

Elan Corporation, plc 2005 Annual Report  139

(ii)	Reconciliation of impact of IFRS on the Consolidated Income Statement for the year ended 31 December 2004

		Impact of transition to IFRS

		IFRS 2
	Under	Share-	IAS 19	IFRS 3
	Irish	based	Employee	Business	IFRS 5	Other	Under
	GAAP	Payments	benefits	Combinations	Discontinued	Adjustments	IFRS
	$m	$m	$m	$m	$m	$m	$m
		(c)	(d)	(e)	(i)	(l)

Revenue	464.0	—	—	—	(89.3)	(7.7)	367.0
Cost of sales	184.2	1.7	—	—	(42.3)	(1.6)	142.0

Gross profit	279.8	(1.7)	—	—	(47.0)	(6.1)	225.0
Selling, general & administrative expenses	410.8	8.9	(0.9)	(3.0)	(16.0)	(6.0)	393.8
Research and development expenses	259.0	4.5	—	—	(0.8)	(0.1)	262.6

Total operating expenses	669.8	13.4	(0.9)	(3.0)	(16.8)	(6.1)	656.4

Operating loss	(390.0)	(15.1)	0.9	3.0	(30.2)	—	(431.4)
Gain on disposal of businesses	67.5	—	—	—	(67.5)	—	—
Net interest and investment losses	(47.1)	—	—	—	—	(1.1)	(48.2)
Share of losses of associates	(1.9)	—	—	—	—	—	(1.9)

Loss before tax	(371.5)	(15.1)	0.9	3.0	(97.7)	(1.1)	(481.5)
Taxation	3.2	—	—	—	—	1.1	4.3

Loss after tax from continuing operations	(368.3)	(15.1)	0.9	3.0	(97.7)	—	(477.2)
Net income from discontinued operations	—	—	—	—	97.7	—	97.7

Net loss	(368.3)	(15.1)	0.9	3.0	—	—	(379.5)

140 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements

(iii)	Reconciliation of impact of IFRS on the Consolidated Balance Sheet at 31 December 2004

		Impact of transition to IFRS

		IFRS 2
	Under	Share-	IAS 19	IFRS 3
	Irish	based	Employee	Business	Other	Under
	GAAP	Payments	benefits	Combinations	Adjustments	IFRS
	$m	$m	$m	$m	$m	$m
		(c)	(d)	(e)	(l)

Non-current Assets
Intangible assets	1,019.5	—	—	3.0	(9.5)	1,013.0
Property, plant and equipment	346.2	—	—	—	(7.3)	338.9
Investments	91.9	—	—	—	—	91.9
Restricted cash	—	—	—	—	28.4	28.4
Other non-current assets	—	—	—	—	29.2	29.2

	1,457.6	—	—	3.0	40.8	1,501.4

Current Assets
Inventories	29.0	—	—	—	—	29.0
Accounts receivable	115.6	—	—	—	(74.1)	41.5
Other current assets	—	—	10.8	—	61.7	72.5
Income tax prepayment	—	—	—	—	1.6	1.6
Restricted cash	—	—	—	—	164.3	164.3
Cash and cash equivalents	1,540.3	—	—	—	(192.7)	1,347.6

	1,684.9	—	10.8	—	(39.2)	1,656.5

Total Assets	3,142.5	—	10.8	3.0	1.6	3,157.9

Non-current Liabilities
Long-term and convertible debt	2,218.3	—	—	—	(0.9)	2,217.4
Other long-term liabilities	11.9	—	—	—	34.3	46.2
Income tax payable	—	—	—	—	22.2	22.2

	2,230.2	—	—	—	55.6	2,285.8

Current Liabilities
Short-term and convertible debt	39.0	—	—	—	—	39.0
Accounts payable	349.1	—	—	—	(294.1)	55.0
Accrued and other liabilities	—	—	—	—	176.6	176.6
Provisions	—	—	—	—	63.4	63.4
Income tax payable	—	—	—	—	0.1	0.1

	388.1	—	—	—	(54.0)	334.1

Total Liabilities	2,618.3	—	—	—	1.6	2,619.9

Shareholders’ Equity
Share capital	22.6	—	—	—	—	22.6
Share premium	5,643.8	—	—	—	—	5,643.8
Accumulated stock compensation expense	—	16.6	—	—	—	16.6
Foreign currency translation adjustments	(12.9)	—	—	—	—	(12.9)
Retained loss	(5,129.3)	(16.6)	10.8	3.0	—	(5,132.1)

	524.2	—	10.8	3.0	—	538.0

Total Shareholders’ Equity and Liabilities	3,142.5	—	10.8	3.0	1.6	3,157.9

Elan Corporation, plc 2005 Annual Report  141

(iv)	Reconciliation of impact of IAS 32/ IAS 39 on the Consolidated Balance Sheet at 1 January 2005

		Impact of transition to IFRS

	31 December			1 January
	2004	6.5%	Other	2005
	Under	Convertible	Financial	Under
	IFRS	Notes	Instruments	IFRS
	$m	$m	$m	$m
		(g)	(h)

Non-current Assets
Intangible assets	1,013.0	—	—	1,013.0
Property, plant and equipment	338.9	—	—	338.9
Available-for-sale investments	—	—	122.6	122.6
Investments	91.9	—	(91.9)	—
Restricted cash	28.4	—	—	28.4
Other non-current assets	29.2	—	—	29.2

	1,501.4	—	30.7	1,532.1

Current Assets
Inventories	29.0	—	—	29.0
Accounts receivable	41.5	—	—	41.5
Other current assets	72.5	—	4.9	77.4
Income tax prepayment	1.6	—	—	1.6
Restricted cash	164.3	—	—	164.3
Cash and cash equivalents	1,347.6	—	—	1,347.6

	1,656.5	—	4.9	1,661.4

Total Assets	3,157.9	—	35.6	3,193.5

Non-current Liabilities
Long-term and convertible debt	2,217.4	(108.1)	—	2,109.3
Other long-term liabilities	46.2	—	—	46.2
Income tax payable	22.2	—	—	22.2

	2,285.8	(108.1)	—	2,177.7

Current Liabilities
Short-term and convertible debt	39.0	—	2.8	41.8
Accounts payable	55.0	—	—	55.0
Accrued and other liabilities	176.6	1,308.7	—	1,485.3
Provisions	63.4	—	—	63.4
Income tax payable	0.1	—	—	0.1

	334.1	1,308.7	2.8	1,645.6

Total Liabilities	2,619.9	1,200.6	2.8	3,823.3

Shareholders’ Equity
Share capital	22.6	—	—	22.6
Share premium	5,643.8	—	—	5,643.8
Accumulated stock compensation expense	16.6	—	—	16.6
Unrealised gain on investments	—	—	30.7	30.7
Foreign currency translation adjustments	(12.9)	—	—	(12.9)
Retained loss	(5,132.1)	(1,200.6)	2.1	(6,330.6)

	538.0	(1,200.6)	32.8	(629.8)

Total Shareholders’ Equity and Liabilities	3,157.9	—	35.6	3,193.5

142 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements

(v)	Reconciliation of impact of IFRS on the Parent Company Balance Sheet at 1 January 2004

		Impact of transition to IFRS

		IFRS 2	IFRS 5
		Share-	Held	IAS 19
	Under	based	for	Employee	Other
	Irish	Payments	Sale	Benefits	Adjustments	Under
	GAAP	$m	$m	$m	$m	IFRS
	$m	(c)	(i)	(d)	(l)	$m

Non-current Assets
Intangible assets	76.1	—	(5.5)	—	0.2	70.8
Property, plant and equipment	14.4	—	—	—	(0.2)	14.2
Investments	2,563.6	1.5	(34.8)	—	(1,987.3)	543.0
Other non-current assets	—	—	—	—	3.5	3.5

	2,654.1	1.5	(40.3)	—	(1,983.8)	631.5

Current Assets
Accounts receivable	9.7	—	—	—	(4.2)	5.5
Other current assets	—	—	—	9.9	1,997.1	2,007.0
Cash and cash equivalents	21.7	—	—	—	—	21.7
Assets classified as held for sale	—	—	40.3	—	—	40.3

	31.4	—	40.3	9.9	1,992.9	2,074.5

Total Assets	2,685.5	1.5	—	9.9	9.1	2,706.0

Non-current Liabilities
Other long-term liabilities	13.5	—	—	—	—	13.5

	13.5	—	—	—	—	13.5

Current Liabilities
Accounts payable	1,233.0	—	—	—	(1,231.7)	1.3
Accrued and other liabilities	—	—	—	—	1,233.1	1,233.1

	1,233.0	—	—	—	1.4	1,234.4

Total Liabilities	1,246.5	—	—	—	1.4	1,247.9

Shareholders’ Equity
Share capital	22.0	—	—	—	—	22.0
Share premium	5,576.6	—	—	—	—	5,576.6
Accumulated stock compensation expense	—	1.5	—	—	—	1.5
Retained loss	(4,159.6)	—	—	9.9	7.7	(4,142.0)

	1,439.0	1.5	—	9.9	7.7	1,458.1

Total Shareholders’ Equity and Liabilities	2,685.5	1.5	—	9.9	9.1	2,706.0

Elan Corporation, plc 2005 Annual Report  143

(vi)	Reconciliation of impact of IFRS on the Parent Company Income Statement for the year ended 31 December 2004

		Impact of transition to IFRS

			IFRS 2
		IAS 19	Share-
	Under	Employee	based	Other
	Irish	benefits	payments	Adjustments	Under
	GAAP	$m	$m	$m	IFRS
	$m	(d)	(c)	(l)	$m

Revenue	48.6	—	—	—	48.6
Cost of sales	9.6	—	—	(1.4)	8.2

Gross profit	39.0	—	—	1.4	40.4
Selling, general & administrative expenses	129.1	(0.9)	3.0	(20.5)	110.7
Research and development expenses	12.7	—	—	1.9	14.6

Total operating expenses	141.8	(0.9)	3.0	(18.6)	125.3

Operating loss	(102.8)	0.9	(3.0)	20.0	(84.9)
Net interest and investment gains/ (losses)	(50.9)	—	—	—	(50.9)

Loss before tax	(153.7)	0.9	(3.0)	20.0	(135.8)
Taxation	—	—	—	—	—

Loss after tax from continuing operations	(153.7)	0.9	(3.0)	20.0	(135.8)
Net loss from discontinued operations	—	—	—	(20.0)	(20.0)

Net loss	(153.7)	0.9	(3.0)	—	(155.8)

144 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements

(vii)	Reconciliation of impact of IFRS on the Parent Company Balance Sheet at 31 December 2004

		Impact of transition to IFRS
	31 December
	2004	IFRS 2			31 December
	Under	Share-	IAS 19		2004
	Irish	based	Employee	Other	Under
	GAAP	Payments	Benefits	Adjustments	IFRS
	$m	$m	$m	$m	$m
		(c)	(d)	(l)

Non-current Assets
Intangible assets	61.7	—	—	—	61.7
Investments	2,660.7	13.6	—	(2,081.5)	592.8
Other non-current assets	—	—	—	1.4	1.4

	2,722.4	13.6	—	(2,080.1)	655.9

Current Assets
Accounts receivable	11.7	—	—	(2.8)	8.9
Other current assets	—	—	10.8	2,091.6	2,102.4
Restricted cash	—	—	—	40.0	40.0
Cash and cash equivalents	78.6	—	—	(40.0)	38.6

	90.3	—	10.8	2,088.8	2,189.9

Total Assets	2,812.7	13.6	10.8	8.7	2,845.8

Non-current Liabilities
Other long-term liabilities	13.3	—	—	—	13.3

	13.3	—	—	—	13.3

Current Liabilities
Accounts payable	1,447.3	—	—	(1,445.5)	1.8
Accrued and other liabilities	—	—	—	1,390.5	1,390.5
Provisions	—	—	—	55.0	55.0

	1,447.3	—	—	—	1,447.3

Total Liabilities	1,460.6	—	—	—	1,460.6

Shareholders’ Equity
Share capital	22.6	—	—	—	22.6
Share premium	5,643.8	—	—	—	5,643.8
Accumulated stock compensation expense	—	16.6	—	—	16.6
Retained loss	(4,314.3)	(3.0)	10.8	8.7	(4,297.8)

	1,352.1	13.6	10.8	8.7	1,385.2

Total Shareholders’ Equity and Liabilities	2,812.7	13.6	10.8	8.7	2,845.8

Elan Corporation, plc 2005 Annual Report  145

(viii)	Reconciliation of impact of IAS 32/ IAS 39 on the Parent Company Balance Sheet at 1 January 2005

		Impact of transition to IFRS

	31 December	6.5%		1 January
	2004	Convertible	Forward	2005
	Under	Notes	Contracts	Under
	IFRS	$m	$m	IFRS
	$m	(g)	(h)	$m

Non-current Assets
Intangible assets	61.7	—	—	61.7
Investments	592.8	—	—	592.8
Other non-current assets	1.4	—	—	1.4

	655.9	—	—	655.9

Current Assets
Accounts receivable	8.9	—	—	8.9
Other current assets	2,102.4	128.7	0.8	2,231.9
Restricted cash	40.0	—	—	40.0
Cash and cash equivalents	38.6	—	—	38.6

	2,189.9	128.7	0.8	2,319.4

Total Assets	2,845.8	128.7	0.8	2,975.3

Non-current Liabilities
Other long-term liabilities	13.3	—	—	13.3

	13.3	—	—	13.3

Current Liabilities
Accounts payable	1.8	—	—	1.8
Accrued and other liabilities	1,390.5	1,308.7	—	2,699.2
Provisions	55.0	—	—	55.0

	1,447.3	1,308.7	—	2,756.0

Total Liabilities	1,460.6	1,308.7	—	2,769.3

Shareholders’ Equity
Share capital	22.6	—	—	22.6
Share premium	5,643.8	—	—	5,643.8
Accumulated stock compensation expense	16.6	—	—	16.6
Retained loss	(4,297.8)	(1,180.0)	0.8	(5,477.0)

	1,385.2	(1,180.0)	0.8	206.0

Total Shareholders’ Equity and Liabilities	2,845.8	128.7	0.8	2,975.3

146 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements

b	Exemptions under IFRS 1
In accordance with IFRS 1, which establishes the framework for transition to IFRS by a first-time adopter, we elected to avail ourselves of a number of specified exemptions from the general principle of retrospective restatement as follows:

(i)	Business combinations: Business combinations undertaken prior to the transition date of 1 January 2004 have not been subject to restatement and accordingly, goodwill at the transition date is carried forward at its net book value and is subject to annual impairment testing in accordance with IAS 36, “Impairment of Assets.”

(ii)	Employee benefits: The corridor method has been applied retrospectively and the cumulative actuarial gains and losses from the date of inception of our defined benefit pension plans have been split into a recognised portion and an unrecognised portion and the recognised portion has been adjusted against retained loss in the opening balance sheet.

(iii)	Share-based payments: IFRS 2 has been applied retrospectively to those options that were issued after 7 November 2002 and had not vested by 1 January 2005.

(iv)	Financial instruments: We have adopted IAS 32 and IAS 39 from 1 January 2005, with no restatement of comparative information. Therefore, financial instruments in the comparative 2004 period continue to be recorded on an Irish GAAP basis. With effect from 1 January 2005, we reclassified various financial instruments as available-for-sale investments and as derivatives at fair value through the income statement.

c	Share-based payments
All of our share-based payments are equity-settled transactions. Under Irish GAAP, share-based payments were accounted for at their intrinsic value. Therefore, no charge was recorded for any share options granted with an exercise price equal to the market value of our stock.
IFRS 2 requires that the fair value of share-based payments is expensed over the period the related services are received, together with a corresponding increase in equity. In accordance with the exemption allowed on transition to IFRS, the fair value calculations have only been applied to share options granted after 7 November 2002 that had not vested by 1 January 2005. The expense is recognised over the period during which the related services are received, adjusted to reflect actual and estimated future levels of vesting. The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a binomial option-pricing model for 2005 awards and the Black-Scholes option-pricing model for options granted in 2004 and earlier. The impact of not using the binomial option-pricing model to calculate the fair value of the options granted prior to 2005 was not material.
The effect of accounting for share-based payments at fair value is to increase the retained loss by $1.5 million at 1 January 2004, and to increase our net loss by $15.1 million for the year ended 31 December 2004 in the Consolidated Financial Statements.
The impact on the parent company balance sheet is an increase to accumulated stock compensation expense of $1.5 million at 1 January 2004 and $16.6 million at 31 December 2004. For the year ended 31 December 2004, the parent company income statement reflects a share-based payments expense of $3.0 million, being the parent company allocation of the total share-based payments expense. The remainder expense is recorded as an increase to investments in group companies of $13.6 million.

d	Pensions and other post-employment benefits
Under Irish GAAP, the regular cost of providing benefits under defined benefit schemes was expensed over the service lives of the plans’ members. Variations from regular costs, where they arose, were allocated over the expected remaining service lives of the members, therefore there was no corridor method. Under IFRS, we have opted to retrospectively apply the corridor method from the date of inception of the plans to the date of transition to IFRS and have recognised a portion of the cumulative actuarial gains and losses. Under the corridor method, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10 percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, that portion is recognised over the expected average remaining working lives of the plan participants. Otherwise, the actuarial gain or loss is not recognised. We continue to recognise actuarial gains and losses that arise subsequent to 1 January 2004 using the corridor method.
Under IFRS, the defined benefit obligation is determined using the projected unit credit method and is matched against the fair value of the plans’ assets, as adjusted to reflect any unrecognised obligations or assets.
Elan Corporation, plc 2005 Annual Report  147

The effect of this adjustment is a decrease in retained loss in the opening balance sheet at 1 January 2004 to reflect a net pension asset of $9.9 million. For the year ended 31 December 2004, we have recognised additional income of $0.9 million. The balance sheet at 31 December 2004 includes a defined benefit pension asset of $10.8 million.
As the parent company is legally the sponsoring employer for the defined benefit plan, we have reflected a net pension asset of $9.9 million at 1 January 2004 and $10.8 million at 31 December 2004 in the parent company balance sheet.
Accounting for defined contribution pension plans remains unchanged under IFRS, and the costs of providing defined contribution benefit plans are expensed as incurred.

e	Goodwill amortisation
Irish GAAP requires goodwill to be amortised over its estimated expected useful life, which is normally no longer than 20 years. Under IFRS, goodwill is considered to have an indefinite life and so is not amortised, but is tested at least annually for impairment. The net book value of goodwill at 1 January 2004 is treated as the deemed cost of goodwill under IFRS and an adjustment was recorded to reverse the goodwill amortisation charged under Irish GAAP in 2004. As required under IFRS 1, goodwill has been assessed for impairment at the transition date and no impairment resulted from this analysis.
On transition to IFRS, we also reviewed goodwill arising on prior acquisitions to determine whether any intangible assets were subsumed within goodwill. As a result of this review, we recognised $91.3 million of patents and licences acquired in a prior business combination which had previously been recorded in goodwill under Irish GAAP.
The effect of these adjustments is to reduce the net loss previously reported under Irish GAAP by $3.0 million in the consolidated income statement for the year ended 31 December 2004. The impact on the consolidated balance sheet at 31 December 2004 is an increase of $3.0 million to intangible assets and shareholders’ equity, respectively.

f	Cash flow statement
Except for the differing treatments of restricted cash, the transition from Irish GAAP to IFRS does not change any of our cash flows. The IFRS cash flow format is similar to Irish GAAP but presents various cash flows in different categories and in a different order from the Irish GAAP cash flow statement. The different cash flow classifications between IFRS and Irish GAAP net out within cash used by operations, except for the exclusion of restricted cash from cash and cash equivalents under IFRS.

g	Convertible notes
Under Irish GAAP, convertible notes are included within liabilities until such time as they are converted into equity. There is no separate accounting required for the conversion option embedded in the instrument. Under IFRS, convertible notes are analysed into a debt component and a separate embedded conversion option component. The conversion option is classified as a liability if it may be settled by either party other than by the exchange of a fixed amount of cash for a fixed number of the entity’s own equity instruments. The conversion option included in our 6.5% Convertible Notes originally contained a cash settlement provision, which would allow us to choose to settle the holders’ conversion right (the holders can convert into a fixed number of equity shares at certain times), by instead making a payment of a cash amount equal to the market value of the shares that would otherwise have been issued. This cash settlement provision was removed with effect from 28 October 2005. While this cash settlement feature was a right that we had and not an obligation, under IFRS even an issuer-only right to elect for cash settlement results in the conversion option being classified as a liability, rather than as a component of equity. As such, as the conversion option was deemed a liability under IFRS, it was marked-to-market through the income statement until the removal of the cash settlement feature on 28 October 2005, consistent with the accounting for other derivative assets and derivative liabilities under IFRS.
At 10 November 2003, the date of issue, the fair value of our 6.5% Convertible Notes was $460.0 million, consisting of the debt component of $331.3 million and the conversion option of $128.7 million. The fair value of the debt component was determined on the issue date using a market interest rate for an equivalent non-convertible note. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity. The finance cost charged to the income statement includes the implied discount (which did not exist under Irish GAAP), interest coupon and issue costs, and is amortised using the effective interest rate method. The effective interest rate of the 6.5% Convertible Notes is 15.9%.
148 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements
As described above, until 28 October 2005 the conversion option was accounted for as an embedded derivative within liabilities and was carried at fair value on the basis of quoted market prices with gains or losses arising reflected in the income statement.
We have availed ourselves of the exemption under IFRS 1 to adopt IAS 32 and IAS 39 from 1 January 2005, with no restatement of comparative information in prior periods. Therefore, in 2004, the 6.5% Convertible Notes were accounted for as a debt instrument in accordance with Irish GAAP. In the consolidated opening balance sheet at 1 January 2005, there is a decrease of $1,200.6 million to opening shareholders’ equity to reflect the split accounting for the 6.5% Convertible Notes. This consists of an adjustment of $1,180.0 million to record an increase in the fair value of the conversion option from $128.7 million at the issue date of 10 November 2003 to $1,308.7 million at 1 January 2005 (as an increase in liabilities and a decrease in shareholders’ equity) and an adjustment of $20.6 million to record the additional interest charge relating to the accretion of the implied discount.
As described above, the cash settlement provision of the 6.5% Convertible Notes was removed with effect from 28 October 2005 and from this date onwards, the conversion feature is recognised as the equity element of a compound financial instrument as part of shareholders’ equity and is not subsequently remeasured.
As the cash settlement feature was a right held by the parent company as guarantor of the 6.5% Convertible Notes, the parent company financial statements reflect the fair value of the conversion option component of the 6.5% Convertible Notes. Therefore, in the parent company opening balance sheet at 1 January 2005, there is a decrease of $1,180.0 million to opening retained earnings to reflect the increase in fair value of the conversion option from $128.7 million at the issue date to $1,308.7 million at 1 January 2005.

h	Other financial instruments
We have availed ourselves of the exemption under IFRS 1 and have adopted IAS 32 and IAS 39 from 1 January 2005, with no restatement of comparative information in prior periods. Therefore, in 2004, financial instruments are accounted for and presented in accordance with Irish GAAP. On 1 January 2005, there was an increase of $32.8 million to opening shareholders’ equity in the consolidated balance sheet to reflect the remeasurement of the Irish GAAP carrying values for certain financial instruments, which results in these assets being held at fair value rather than at cost less impairment. This consists of an adjustment of $30.7 million to measure available-for-sale investment securities at fair value and an adjustment of $2.1 million to retained loss to reflect the accounting at fair value through the income statement for our derivative instruments. The parent company balance sheet at 1 January 2005 includes an adjustment of $0.8 million to retained loss to reflect the accounting at fair value through the income statement for our forward contracts.
Under Irish GAAP, financial asset investments were stated at cost less provision for impairment. As a result of the adoption of IAS 32 and IAS 39, our investments have been classified as available-for-sale investments which are held at fair value. Any movements in fair value are recorded as an unrealised gain or loss in shareholders’ equity.
The definition of derivative financial instruments is broader under IFRS than under Irish GAAP, so certain embedded derivatives and freestanding warrants, which are derivative instruments under IFRS, will be stated at fair value on the balance sheet with any movements in fair value recorded in the income statement.

i	Held for sale assets and discontinued operations
Under Irish GAAP, there is no separate balance sheet classification of held for sale assets. IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations,” requires non-current assets and disposal groups to be classified as held for sale when they are available for immediate sale, the sale is highly probable and the criteria for classification as held for sale was met by the balance sheet date. As a result, we have classified the assets and liabilities relating to the European sales and marketing business as held for sale at 1 January 2004, which are held at the lower of carrying value or fair value less costs to sell. The plan to sell the European sales and marketing business was announced in December 2003 and the sale was completed in February 2004. The reclassification of assets and liabilities relating to the European sales and marketing business impacts on both the consolidated balance sheet and the parent company balance sheet at 1 January 2004.
The definition of a discontinued operation is similar under both IFRS and Irish GAAP, and therefore the classification of products and businesses as discontinued remains unchanged under IFRS. However, we have opted under IFRS 1 to present the results of discontinued operations in the income statement, rather than separately analysing discontinued operations on the face of the profit and loss account as required under Irish GAAP.
Elan Corporation, plc 2005 Annual Report  149

j	Income taxes
The main deferred tax differences arising on adoption of IFRS relate to share-based payments, pensions, revenue recognition and unremitted earnings. However, there has been no change to our net deferred tax position as a result of these differences. A net deferred tax asset existed at 31 December 2005; however, the deferred tax asset is not recognised on the balance sheet as it is not probable that the asset will be realised in the future.
In addition, IFRS requires income tax related to items recognised directly in equity, to be recognised in equity and not in the income statement. This may impact us in future accounting periods when income tax charge or benefit is recognised on the temporary difference relating to share-based payments.
IFRS also requires income tax assets and liabilities to be disclosed separately on our balance sheet. An opening balance sheet reclassification has been made to reclassify $4.2 million of income tax prepayments to current assets, $25.3 million to non-current liabilities and $3.1 million to current liabilities in the consolidated balance sheet.
Similar reclassifications were made for tax liabilities in the period ending 31 December 2004, to income tax prepayment of $1.6 million, non-current liabilities of $22.2 million and current liabilities of $0.1 million.

k	Guarantees
We have not adopted amendments to IAS 39 and IFRS 4 “Insurance Contracts” in relation to financial guarantee contracts which will apply for periods commencing on or after 1 January 2006.
Where the parent company enters into financial guarantee contracts to guarantee the indebtedness of other companies within our group, these are considered to be insurance arrangements, and are accounted for as such. In this respect, the guarantee contracts are treated as contingent liabilities until such time as it becomes probable that the company will be required to make a payment under the guarantee. Our financial guarantee contracts are further detailed in Note 21 to the Consolidated Financial Statements.
We do not expect the amendments to have any impact on the financial statements for the period commencing 1 January 2006.

l	Other adjustments
There are a number of other adjustments and reclassifications as follows:

•	Cash and cash equivalents reclassification—the definition of cash under IFRS as relating to cash balances with a maturity of three months or less has been applied to our IFRS financial statements. As a result, restricted cash balances are separately classified on the balance sheet. These restricted cash balances related mainly to the cash held by Elan Pharmaceuticals Investments II, Ltd. (EPIL II) and EPIL III, which were on balance sheet financial asset securitisation arrangements, and pledged cash to secure certain letters of credit. Accordingly, restricted cash of $53.5 million and $192.7 million at 1 January 2004 and 31 December 2004, respectively, has been reclassified on the consolidated balance sheet. Restricted cash of $40.0 million has been reclassified on the parent company balance sheet at 31 December 2004.

•	Computer software—Under Irish GAAP, computer software was previously capitalised as a tangible fixed asset. Under IAS 38, “Intangible Assets”, computer software that is not an integral part of computer hardware is capitalised as an intangible asset. Computer software as of 1 January 2004 and 31 December 2004 with a net book value of $9.4 million and $7.3 million, respectively, has been transferred from property, plant and equipment to intangible assets in the consolidated balance sheet. In addition, $0.2 million of computer software has been reclassified from property, plant and equipment to intangible assets in the parent company balance sheet at 1 January 2004.

•	Other reclassifications—there are a number of other reclassifications including the separation of debtors into accounts receivable, other current assets and non-current assets; the separation of creditors due within one year into accounts payable, provisions and accrued and other liabilities; the reclassification of income tax payable into current and non-current components. In the parent company balance sheet, intercompany loans receivable and payable have been reclassified from non-current to current assets and liabilities as the loans are all repayable on demand.
150 Elan Corporation, plc 2005 Annual Report

Notes to the Consolidated Financial Statements

35	Subsidiary Undertakings
At 31 December 2005, we had the following principal subsidiary undertakings:

			Registered Office &
		Group	Country of Incorporation
Company	Nature of Business	Share %	Operation

Athena Neurosciences, Inc.	Holding company	100	800 Gateway Blvd, South San Francisco, CA, United States
Elan Capital Corporation, Ltd	Financial services company	100	Clarendon House, 2 Church St, Hamilton, Bermuda
Elan Drug Delivery, Inc.	R&D	100	3000 Horizon Drive, King of Prussia, PA, United States
Elan Finance, plc	Financial services company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Holdings, Inc.	Manufacture of pharmaceutical and medical device products	100	1300 Gould Drive, Gainesville, GA, United States
Elan Holdings, Ltd	Holding company	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan International Services, Ltd	Financial services company	100	Clarendon House, 2 Church St, Hamilton, Bermuda
Elan Management, Ltd.	Provision of management services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Pharma International, Ltd	R&D, manufacture, sale and distribution of pharmaceutical products and financial services	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan Pharmaceuticals, Inc.	R&D and sale of pharmaceutical products	100	800 Gateway Blvd, South San Francisco, CA, United States
Neuralab, Ltd.	R&D	100	Clarendon House, 2 Church St, Hamilton, Bermuda

Information regarding all other subsidiaries will be filed with our next annual return as provided for by Section 16[3](a) of the Companies (Amendment) Act, 1986.

36	Approval of Consolidated Financial Statements
The Consolidated Financial Statements were approved by the directors on 28 March 2006.
Elan Corporation, plc 2005 Annual Report  151

U.S. GAAP Information
The financial statements of the Company have been prepared in accordance with IFRS as adopted by the EU, which differs in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP).
Reconciliation from IFRS to U.S. GAAP
The following is a reconciliation to net loss and shareholders’ equity calculated in accordance with U.S. GAAP:
Net income/(loss) for the years ended:

	31 December	31 December
	2005	2004
	$m	$m

Net income/(loss) as stated under IFRS	612.3	(379.5)
Adjustments to conform to U.S. GAAP:
(a) Intangible assets	64.3	21.8
(b) Financial instruments/non-consolidated subsidiaries	8.1	(63.2)
(c) Revenue recognition	50.8	46.2
(d) Convertible notes—fair value on conversion option	(1,136.1)	—
(d) Convertible notes—net charge on debt retirement	(31.6)	—
(d) Convertible notes—accretion of discount	12.4	—
(e) Acquired product rights and finance charges write off	—	(12.0)
(f) Share-based payments	36.6	15.1
Other	(0.4)	(23.1)

Net loss as stated under U.S. GAAP	(383.6)	(394.7)

Shareholders’ equity

	31 December	31 December
	2005	2004
	$m	$m

Shareholders’ equity as stated under IFRS	308.4	538.0
Adjustments to conform to U.S. GAAP:
(a) Intangible assets	(177.3)	(241.6)
(b) Financial instruments/non-consolidated subsidiaries	(1.4)	14.7
(c) Revenue recognition	(56.4)	(107.2)
(d) Convertible notes	(46.4)	—
Other	(10.0)	1.1

Shareholders’ equity as stated under U.S. GAAP	16.9	205.0

152 Elan Corporation, plc 2005 Annual Report

U.S. GAAP Information
The principal differences between IFRS as adopted in the EU and U.S. GAAP, as they apply to our financial statements, are as follows:
a    Intangible assets
The carrying value of our intangible assets is higher under IFRS than under U.S. GAAP because of differences in our historical Irish GAAP accounting for business combinations which have carried into our IFRS financial statements as part of the transitional arrangements. This in turn gives rise to a higher amortisation charge under IFRS than under U.S. GAAP. Additionally, higher carrying values under IFRS will result in higher intangible impairment charges if the fair value of the related intangibles declines post-acquisition.
The principal reason for a higher carrying value of intangibles under IFRS is that under U.S. GAAP, the fair value of acquired IPR&D is expensed upon acquisition, whereas under Irish GAAP as carried into IFRS these amounts are capitalised as acquired IPR&D.
Additionally, under U.S. GAAP, our acquisition of Dura was accounted for under the pooling-of-interests method, whereas under Irish GAAP and now IFRS this transaction was accounted for using the purchase method. As a result, under U.S. GAAP, the assets and liabilities of Dura were recorded at their historical carrying amounts and no goodwill arose from the merger of Dura and Elan, whereas under IFRS the assets and liabilities of Dura were recorded based on their fair values at the date of acquisition, and the excess of the purchase price over the fair value of assets acquired was allocated to goodwill.
Also, a number of differences arise in the manner in which goodwill was previously written off when businesses were sold under Irish GAAP and U.S. GAAP. As we did not restate our historical business combinations in accordance with IFRS 3, “Business Combinations,” as permitted by IFRS 1, these differences remain in effect between U.S. GAAP and IFRS.
b    Financial instruments/non-consolidated subsidiaries
Effective 1 January 2005
We have adopted IAS 32 and IAS 39 effective 1 January 2005, which eliminates many of the investment related differences with our U.S. GAAP results. The principal remaining differences from 2005 onwards relate to the different carrying values for some of our investments under IFRS as compared to U.S GAAP.
The definition of a derivative instrument under U.S. GAAP is similar to the IFRS definition with the result that the number of derivatives recorded at fair value through the income statement will be similar for both GAAPs. However, under U.S. GAAP, certain non-derivative investments, principally equity investments in private entities, are not marked-to-market through the balance sheet, whereas all non-derivative investments are marked-to-market through the balance sheet under IFRS with fair value changes taken through the fair value reserve.
Prior to 1 January 2005
Prior to 1 January 2005, our investments and derivatives were accounted for on an Irish GAAP basis, which resulted in a significant number of differences from U.S. GAAP. These are detailed below.
Derivative instruments were marked-to-market through the income statement under both Irish GAAP and U.S. GAAP. However, the definition of a derivative instrument is significantly broader under U.S. GAAP than under Irish GAAP, with the result that more derivatives were marked-to-market through the income statement under U.S. GAAP than under Irish GAAP. Additionally, under U.S. GAAP, quoted common stock and certain debt instruments are marked-to-market on the balance sheet, but were not marked-to-market under Irish GAAP, and, consequently, shareholders’ equity differences arose. These differences will remain in effect as the carrying basis of certain investments under IFRS is derived from the Irish GAAP basis.
Under Irish GAAP, when a convertible instrument is exercised and converted into common shares of the issuer, the common shares acquired as a result are recorded at their fair value on the date of conversion, with any excess over the carrying value of the convertible instrument recorded as a gain. Under U.S. GAAP, no gain is recorded upon conversion. As a result, there is a different historic cost basis for converted investments.
Under IFRS, EPIL and EPIL II have been consolidated as subsidiaries of Elan, with the loan notes issued by each entity being recorded as a liability and the related interest charges expensed through the income statement. Under U.S. GAAP, both entities were non-consolidated subsidiaries through the date of repayment of their loan notes (March 2001 and June 2004, respectively), as we had effected a true legal sale of a portfolio of investments to each entity and had not retained control over the transferred assets.
Elan Corporation, plc 2005 Annual Report  153

Accordingly, the transfer of investments to each entity was treated as a sale of the assets at fair value under U.S. GAAP, and the related loan notes were not included as a liability. As a consequence, we did not record an expense for the related interest charges under U.S. GAAP. In addition, the timing and amount of charges related to impairments of the investments transferred to these entities differed under IFRS and U.S. GAAP, since under IFRS each investment was assessed for impairment individually at each balance sheet date, whereas under U.S. GAAP we recorded provisions under our guarantee agreements with the noteholders based upon the difference at each balance sheet date between the fair value of the total assets of each entity and its total liabilities.
c    Revenue recognition
There are different rules under IFRS and U.S. GAAP in relation to the recognition of revenue arising under contracts which include multiple arrangements such as the sale of a product and related R&D or manufacturing arrangements. Although the revenue recognised will be the same under both IFRS and U.S. GAAP over the life of the contract, the different requirements can result in differences in the timing of revenue recognition.
d    Convertible notes
Effective 1 January 2005
We have adopted IAS 32 and IAS 39 effective 1 January 2005, with no restatement of comparative information in prior periods. With the adoption of IAS 32 and IAS 39, the 6.5% Convertible Notes are analysed into a debt component and a separate embedded conversion option component. Under IFRS, prior to 28 October 2005, the conversion option in the 6.5% Convertible Notes was classified as a derivative within liabilities and fair valued through the income statement at each reporting period. The finance cost for the 6.5% Convertible Notes also includes an amortisation charge for the discount between the initial fair value of the debt component of the 6.5% Convertible Notes and the proceeds received on issue. This discount under IFRS is determined on the issue date using a market interest rate for an equivalent non-convertible note, and is amortised along with issuance costs up to the maturity of the notes using the effective interest rate method, such that the discounted carrying value of the debt will accrete to the principal amount over the period to the maturity date. This initial discount, which reflects the initial fair value of the conversion option, amounted to $128.7 million for the issue as a whole, of which $71.7 million, approximately 55%, related to the remaining principal amount of $254.0 million outstanding at 31 December 2005. Of this $71.7 million, an amount of $46.4 million remains unamortised at 31 December 2005.
On 28 October 2005, we removed the cash settlement feature from the Convertible Notes and as a result, the value of the remaining conversion option is fixed as of 28 October 2005 at $91.8 million. It will not be subsequently remeasured after this date, and has been transferred from liabilities to shareholders’ equity, being the equity portion of a compound financial instrument. This $91.8 million increase in shareholders’ equity represents the initial fair value of $71.1 million of the conversion option (initial fair value discount on the debt) on the remaining $254.0 million of principal amount of the 6.5% Convertible Notes, plus the increasing of shareholders’ equity, upon the removal of the cash settlement feature, for the net cumulative mark-to-market loss of $20.7 million on the remaining principal amount (that had previously been expensed to shareholders’ equity). As described above, the $71.1 million is being amortised to interest expense over the period to the maturity date using the effective interest rate method. The effective interest rate of the 6.5% Convertible Notes is 15.9%. Of this $71.1 million, $46.4 million remains unamortised at 31 December 2005.
Under U.S. GAAP, there is no separate recognition of the conversion option, as it is deemed to be clearly and closely related to the debt instrument. As a result, there is no fair value movement on the U.S. GAAP income statement, nor an additional finance charge for the discount arising on separation of the instrument. Timing differences may also arise on net gains/(charges) on debt retirements, since under U.S. GAAP such gains/(charges) are recorded only as such transactions occur, whereas the requirement under IFRS to fair value the conversion option during each reporting period means that such gains/(charges) may have been partially recorded in prior period(s).
The difference in shareholders’ equity of $46.4 million between U.S. GAAP and IFRS at 31 December 2005 represents the remaining unamortised initial fair value discount. This difference will decline over time to $Nil at maturity as this discount is amortised to interest expense under IFRS using the effective interest rate method.
154 Elan Corporation, plc 2005 Annual Report

U.S. GAAP Information
Prior to January 2005
Prior to 1 January 2005 the convertible debt was accounted for under Irish GAAP on an amortised cost basis until extinguished on conversion or maturity. Therefore, there was no difference in the accounting treatment under Irish GAAP and U.S. GAAP.
e    Acquired product rights and finance charges
Under IFRS, contingent and potential product payments which are likely to be made in the future are recognised as a liability on a time discounted basis, with a corresponding finance charge being expensed annually. The contingent liabilities are released if the related assets are sold. Under U.S. GAAP, such contingent payments are not recognised in the financial statements until the related contingencies are resolved.
f    Share-based payments
IFRS requires that the fair value of share-based payments is expensed to the income statement over the period the related services are received, together with a corresponding increase in equity. There is no corresponding charge for share-based payments under U.S. GAAP for the periods presented. We will implement U.S. GAAP’s Statement of Financial Accounting Standards (SFAS) No. 123R, “Share-Based Payment—An Amendment of FASB Statements No. 123 and 95,” effective 1 January 2006. This standard will require us to expense the fair value of share-based payments, rather than using the intrinsic value method as previously allowed. Therefore, from 1 January 2006, we will record a similar share-based compensation expense under both IFRS and U.S. GAAP.
g    Discontinued operations
Under IFRS, a discontinued operation is a component of a company that either has been disposed of or is classified as held for sale and (i) represents a separate major line of business or geographical area of operations, (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (iii) is a subsidiary acquired exclusively with a view to resale. Under U.S. GAAP, a discontinued operation is a component of an entity whose operations and cashflows have been or will be eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component after its disposal. As the criteria for the determination of discontinued operations are different under IFRS and U.S. GAAP, the products and businesses treated as discontinued operations differ under each. There are no reconciling differences to total net income/(loss) or shareholders’ equity between IFRS and U.S. GAAP related to discontinued operations. However, the split of net income/(loss) between continuing operations and discontinued operations differs under both GAAPs.
h    Held for sale assets
A presentation difference arises between IFRS and U.S. GAAP on assets classified as held for sale. Under IFRS, comparatives are not restated to reflect the classification as held for sale at a reporting date, whereas under U.S. GAAP comparatives are restated to reflect current held for sale classifications.
Elan Corporation, plc 2005 Annual Report  155

Shareholders’ Information
We have not paid cash dividends on our Ordinary Shares in the past. The declaration of any cash dividends will be at the recommendation of our board of directors. The recommendations of the board of directors will depend upon the earnings, capital requirements and financial condition of the Company and other relevant factors. Although we do not anticipate that we will pay any cash dividends on our Ordinary Shares in the foreseeable future, the Company expects that its board of directors will review the dividend policy on a regular basis. Dividends may be paid on the Executive Shares and “B” Executive Shares at a time when no dividends are being paid on the Ordinary Shares. For additional information regarding the Executive Shares and “B” Executive Shares, please refer to Note 24 to the Consolidated Financial Statements.
Nature of Trading Market
The principal trading markets for the Ordinary Shares are the Irish Stock Exchange and the London Stock Exchange. Our ADSs, each representing one Ordinary Share and evidenced by one American Depositary Receipt (ADR), are traded on the NYSE under the symbol “ELN.” The ADR depositary is The Bank of New York.
Our corporate governance practices do not differ in any significant way from those required of domestic companies under NYSE listing standards. A comparison of NYSE and Elan corporate governance standards is available on our website at www.elan.com.
In accordance with Section 303A.12(a) of the NYSE Listed Company Manual, the Chief Executive Officer of the Company submits annual certifications to the NYSE stating that he is not aware of any violations by the Company of the NYSE corporate governance listing standards, qualifying the certification to the extent necessary. The last such annual certification was submitted on August 29, 2005.
The following table sets forth the high and low sales prices of the Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices of the ADSs, as reported in published financial sources.

	€0.05 Ordinary Shares		American Depository Shares(1)

	High	Low	High	Low

Year ended 31 December
	(€)		($)
Calendar Year
2004

Quarter 1	16.70	5.40	20.62	7.06
Quarter 2	20.89	16.60	24.74	19.70
Quarter 3	20.62	13.40	25.39	17.14
Quarter 4	23.80	17.00	30.09	20.53
2005

Quarter 1	22.25	2.42	29.00	3.24
Quarter 2	6.42	2.64	8.05	3.38
Quarter 3	7.40	5.46	9.25	6.77
Quarter 4	11.54	6.47	14.23	7.70
Month Ended

January 2006	13.49	11.12	16.78	13.66
February 2006	12.85	11.11	15.90	12.70

(1)	An American Depository Share represents one Ordinary Share, par value 5 Euro cents.
156 Elan Corporation, plc 2005 Annual Report

Shareholders’ Information
A total of 429,790,036 Ordinary Shares of the Company were issued and outstanding at 17 March 2006, of which 6,154 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 366,843,391 Ordinary Shares were represented by the Company ADSs, evidenced by ADRs, issued by The Bank of New York, as depositary, pursuant to a deposit agreement. At 17 March 2006, the number of holders of record of Ordinary Shares was 13,128, which includes 17 holders of record in the United States, and the number of registered holders of ADRs in the United States was 3,630. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.
In connection with the acquisition of Dura, we acquired warrants to purchase our ADSs, trading on Nasdaq under the symbols “ELANZ” (Z-Series Warrants), formerly traded under the symbol “DURAZ”, and “ELANW” (W-Series Warrants), formerly traded under the symbol “DURAW.” Each Z-Series Warrant was exercisable for 0.1276 of an ADS at an exercise price of $26.72 per ADS. The Z-Series warrants expired on 31 August 2005. Each W-Series Warrant was exercisable for 0.1679 of an ADS at an exercise price of $81.67 per ADS. The W-Series Warrants expired on 31 December 2002.
The following table sets forth the high and low sales prices for Z-Series Warrants for the periods indicated as reported in published financial sources.

		Z-SERIES

		HIGH	LOW
		$	$

2004	—Quarter 1	2.15	0.19
	—Quarter 2	1.15	0.58
	—Quarter 3	0.94	0.43
	—Quarter 4	0.99	0.50

2005	—Quarter 1	0.75	0.17
	—Quarter 2	0.21	0.07
	—Quarter 3(1)	0.16	0.03

(1)	Expired on 31 August 2005
Exchange Controls and Other Limitations Affecting Security Holders
Irish exchange control regulations ceased to apply from and after 31 December 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as us. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the member states of the EU. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present the Financial Transfers Act, 1992 prohibits financial transfers involving the late Slobodan Milosevic and Associated Persons, Burma/ Myanmar, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Usama bin Laden, Al-Qaida and the Taliban of Afghanistan, Democratic Republic of Congo, Iraq, Cote d’Ivoire, Liberia, Zimbabwe, Uzbekistan, Sudan, certain known terrorists and terrorist groups, and countries that harbour certain terrorist groups, without the prior permission of the Central Bank of Ireland.
Any transfer of, or payment in respect of, an ADS involving the government of any country that is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. We do not anticipate that orders under the Financial Transfers Act, 1992, or United Nations sanctions implemented into Irish law will have a material effect on our business.
Elan Corporation, plc 2005 Annual Report  157

Irish Taxation
The following is a general description of Irish taxation inclusive of certain Irish tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include ADSs representing such Ordinary Shares, unless the tax treatment of the ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a U.S. Holder’s decision to purchase, hold or dispose of Ordinary Shares of the Company. It is based on the various Irish Taxation Acts, all as in effect on 17 March 2006 and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a U.S. Holder of Ordinary Shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.
For the purposes of this tax description, a “U.S. Holder” is a holder of Ordinary Shares that is: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organised in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.
Taxation of corporate income
The Company is a public limited company incorporated, and resident for tax purposes, in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. The Taxes Consolidation Act, 1997, provides that a company that is resident in Ireland and is not resident elsewhere shall be entitled to have any income from a qualifying patent disregarded for taxation purposes. The legislation does not provide a termination date for this relief. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention that is the subject of the patent were carried out in Ireland. Income from a qualifying patent means any royalty or other sum paid in respect of the use of the invention to which the qualifying patent relates, including any sum paid for the grant of a licence to exercise rights under such patent, where that royalty or other sum is paid, for the purpose of activities that would be regarded under Irish law as the manufacture of goods (to the extent that the payment does not exceed an arms-length rate), or by a person who is not connected with the Company. Accordingly, the Company’s income from such qualifying patents is disregarded for taxation purposes in Ireland. Any Irish manufacturing income of the Company and its subsidiaries is taxable at the rate of 10% in Ireland until 31 December 2010. Income arising from qualifying activities in our Shannon-certified subsidiary is taxable at the rate of 10% in Ireland until 31 December 2005. From 1 January 2006, such income is taxable at a rate of 12.5%. Any trading income that does not qualify for the patent exemption or the 10% rate of tax is taxable at the Irish corporation tax rate of 12.5% in respect of trading income for the years 2003 and thereafter. Non-trading income is taxable at 25%.
Taxation of capital gains and dividends
A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of Ordinary Shares. Unless exempted, all dividends paid by the Company other than dividends paid out of exempt patent income, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the EU, other than Ireland (Relevant Territory), will be exempt from withholding tax provided he or she makes the requisite declaration.
Corporate shareholders who: (i) are ultimately controlled by residents of a Relevant Territory; (ii) are resident in a Relevant Territory and are not controlled by Irish residents; (iii) have the principal class of their shares, or of a 75% parent, traded on a stock exchange in a Relevant Territory; or (iv) are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognised stock exchanges in a Relevant Territory or Territories, will be exempt from withholding tax on the production of the appropriate certificates and declarations.
Holders of our ADSs will be exempt from withholding tax if they are beneficially entitled to the dividend and their address on the register of depositary shares maintained by the depositary is in the United States, provided that the depositary has been authorised by the Irish Revenue Commissioners as a qualifying intermediary and provided the appropriate declaration is made by the holders of the ADSs. Where such withholding is made, it will satisfy the liability to Irish tax of the shareholder except in certain
158 Elan Corporation, plc 2005 Annual Report

Shareholders’ Information
circumstances where an individual shareholder may have an additional liability. A charge to Irish social security taxes and other levies can arise for individuals. However, under the Social Welfare Agreement between Ireland and the United States, an individual who is liable for U.S. social security contributions can normally claim exemption from these taxes and levies.
Irish capital acquisitions tax
A gift or inheritance of Ordinary Shares will be and, in the case of our warrants or American Depository Warrant Shares (ADWSs) representing such warrants, may be, within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 20% above a tax free threshold. This tax free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since 5 December 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.
The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited against tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention, in a case where warrants, ADWSs, ADSs or Ordinary Shares are subject to both Irish capital acquisitions tax with respect to inheritance and U.S. Federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.
Irish stamp duty
Under current Irish law, no stamp duty, currently at the rate and on the amount referred to below, will be payable by U.S. Holders on the issue of ADSs, Ordinary Shares or ADWSs of the Company. Under current Irish law, no stamp duty will be payable on the acquisition of ADWSs or ADSs by persons purchasing such ADWSs or ADSs or any subsequent transfer of an ADWS or ADS of the Company. A transfer of Ordinary Shares, whether on sale, in contemplation of a sale or by way of gift will attract duty at the rate of 1% on the consideration given or, where the purchase price is inadequate or unascertainable, on the market value of the shares. Similarly, any such transfer of a warrant may attract duty at the rate of 1%. Transfers of Ordinary Shares that are not liable to duty at the rate of 1% are exempt unless the transfer is by way of security, in which event there is a potential maximum charge of Euro 630. The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to pay interest penalties and fines.
Elan Corporation, plc 2005 Annual Report  159

Risk Factors
You should carefully consider all of the information set forth in this Annual Report, including the following risk factors, when investing in our securities. The risks described below are not the only ones that we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. We could be materially adversely affected by any of these risks. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those contemplated by such forward-looking statements.
The failure to reintroduce Tysabri to the market, or a substantial delay in such reintroduction, would have a material adverse effect on us.
In February 2005, Elan and Biogen Idec voluntarily suspended the marketing and clinical dosing of Tysabri. This decision was based on reports of two serious adverse events, one of which was fatal, in patients treated with Tysabri in combination with Biogen Idec’s product Avonex in clinical trials. These events involved two cases of PML, a rare and potentially fatal, demyelinating disease of the central nervous system. In March 2005, the companies announced that a patient who had received eight infusions of Tysabri in a CD trial had died of PML in December 2003. The case had originally been reported by a clinical trial investigator as malignant astrocytoma.
Elan and Biogen Idec completed a comprehensive safety evaluation in October 2005 of more than 3,000 Tysabri patients in collaboration with clinical trial investigators and leading experts in PML and neurology. The results of the safety evaluation identified no new confirmed cases of PML beyond the three previously reported.
In September 2005, Elan and Biogen Idec submitted to the FDA an sBLA for Tysabri which the FDA subsequently designated for Priority Review.
On 7-8 March 2006, the PCNS Advisory Committee reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS. On 21 March 2006, we and Biogen Idec were informed by the FDA that the agency would extend its regulatory review of Tysabri by up to 90 days in order to complete a full review of the Tysabri risk management plan. Under the revised timeline, we anticipate an action from the FDA about the reintroduction of Tysabri as a treatment for relapsing forms of MS on or before 28 June 2006.
If it is determined that PML is caused by Tysabri, if there are more such serious adverse events in patients treated with Tysabri or if we cannot obtain sufficient information to understand the risks associated with Tysabri, then we would be seriously and adversely affected. Further, if we cannot resume marketing Tysabri, or if we face a substantial delay in the resumption of marketing Tysabri, then we will be materially and adversely affected.
Our future success depends upon the successful development and commercialisation of Tysabri and the successful development of additional products. If Tysabri is not commercially successful, we will be materially and adversely affected.
Excluding Tysabri, we market three products and have two potential programmes in clinical development. The two programmes are in the early stages of clinical development. Our future success depends upon the successful commercialisation of Tysabri and the development and the successful commercialisation of additional products.
Even if we can reintroduce Tysabri to the market, uncertainty created by the serious adverse events that have occurred or may occur, or restrictive labelling changes that may be mandated by regulatory agencies, may significantly impair the commercial potential for Tysabri.
We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec with respect to Tysabri. We expect to commit significant cash resources to the development and the commercialisation of Tysabri and to the other products in our development pipeline. We cannot assure you that these investments will be successful.
160 Elan Corporation, plc 2005 Annual Report

Risk Factors
In the pharmaceutical industry, the R&D process is lengthy and involves a high degree of risk and uncertainty. This process is conducted in various stages and, during each stage, there is a substantial risk that products in our R&D pipeline, including Tysabri, and product candidates from our Alzheimer’s disease research programmes, will experience difficulties, delays or failures. A number of factors could affect our ability to successfully develop and commercialise products, including our ability to:

•	Establish sufficient safety and efficacy of new drugs or biologics;

•	Obtain and protect necessary intellectual property for new technologies, products and processes;

•	Recruit patients in clinical trials;

•	Complete clinical trials on a timely basis;

•	Observe applicable regulatory requirements;

•	Receive and maintain required regulatory approvals;

•	Obtain competitive/favourable reimbursement coverage for developed products on a timely basis;

•	Manufacture sufficient commercial quantities of products at reasonable costs;

•	Effectively market developed products; and

•	Compete successfully against alternative products or therapies.
Even if we obtain positive results from preclinical or clinical trials, we may not achieve the same success in future trials. Earlier stage trials are generally based on a limited number of patients and may, upon review, be revised or negated by authorities or by later stage clinical results. Historically, the results from preclinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in initial clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates. In addition, as happened with Tysabri, unexpected serious adverse events can occur in patients taking a product after the product has been commercialised.
Our failure to successfully develop and commercialise Tysabri and other products would materially adversely affect us.
We have substantial future cash needs and potential cash needs and we may not be successful in generating or otherwise obtaining the funds necessary to meet our other future and potential needs.
At 31 December 2005, we had $2,017.2 million of debt. At such date, we had cash and cash equivalents and restricted cash of $1,105.6 million. Our substantial indebtedness could have important consequences to us. For example, it could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D, working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt; and

•	Limit our ability to borrow additional funds.
We estimate that we have sufficient cash, cash equivalents and current assets and investments to meet our liquidity requirements for the foreseeable future. Although we expect to continue to incur operating losses in 2006, in making our liquidity estimates, we have also assumed a certain level of operating performance. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. If our future operating performance does not meet our expectations, including our failure to reintroduce and commercialise Tysabri on a timely basis, then we could be required to obtain additional funds. If our estimates are incorrect or are not consistent with actual future developments and we are required to obtain additional funds, then we may not be able to obtain those funds on commercially reasonable terms, or at all, which would have a material adverse effect on our financial condition. In addition, if we are not able to generate sufficient liquidity from operations, we may be forced to curtail programmes, sell assets or otherwise take steps to reduce expenses. Any of these steps may have a material adverse effect on our prospects.
Elan Corporation, plc 2005 Annual Report  161

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions, which could adversely affect us.
The agreements governing some of our outstanding indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratio, but do restrict within certain limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into certain transactions with related parties;

•	Enter into certain types of investment transactions;

•	Engage in certain asset sales or sale and leaseback transactions;

•	Pay dividends; and

•	Consolidate, merge with, or sell substantially all our assets to, another entity.
The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable. Any such acceleration would result in a default under our other indebtedness subject to cross-acceleration provisions. If this were to occur, we might not be able to pay our debts or obtain sufficient funds to refinance them on reasonable terms, or at all. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategies and compete against companies not subject to similar constraints.
Our industry and the markets for our products are highly competitive.
The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of whom are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than Elan. We also compete with smaller research companies and generic drug manufacturers.
A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. The price of pharmaceutical products typically declines as competition increases.
Our product Azactam lost its basic U.S. patent protection in October 2005. We expect that Azactam will be subject to generic competition in 2006 and that our sales of Azactam will be materially and adversely affected by such generic competition. However, to date, no generic Azactam product has been approved.
Generic competitors may also challenge existing patent protection or regulatory exclusivity. Generic competitors do not have to bear the same level of R&D and other expenses associated with bringing a new branded product to market. As a result, they can charge much less for a competing version of our product. Managed care organisations typically favour generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected. Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, or slow the growth in, the sales and profitability of any of our products not protected by patents or regulatory exclusivity and may adversely affect our future results and financial condition. The launch of competitor products, including generic versions of our products, may materially adversely affect us.
Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation and through our sales and marketing organisation. If we fail to maintain our competitive position, then we may be materially adversely affected.
If we are unable to secure or enforce patent rights, trade secrets or other intellectual property, then we could be materially adversely affected.
Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and intellectual property protection for new technologies, products and processes. Our success depends in large part on our continued ability to obtain patents for our products and technologies, maintain patent protection for
162 Elan Corporation, plc 2005 Annual Report

Risk Factors
both acquired and developed products, preserve our trade secrets, obtain and preserve other intellectual property such as trademarks and copyrights, and operate without infringing the proprietary rights of third parties.
The degree of patent protection that will be afforded to technologies, products and processes, including ours, in the United States and in other markets is dependent upon the scope of protection decided upon by patent offices, courts and legislatures in these countries. There is no certainty that our existing patents or, if obtained, future patents, will provide us substantial protection or commercial benefit. In addition, there is no assurance that our patent applications or patent applications licensed from third parties will ultimately be granted or that those patents that have been issued or are issued in the future will prevail in any court challenge. Our competitors may also develop products, including generic products, similar to ours using methods and technologies that are beyond the scope of our patent protection, which could adversely affect the sales of our products.
The U.S. basic patent covering our product Maxipime for injection expires in March 2007. Two formulation U.S. patents covering Maxipime expire in February 2008.
Although we believe that we make reasonable efforts to protect our intellectual property rights and to ensure that our proprietary technology does not infringe the rights of other parties, we cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our products or require us to obtain a licence and pay significant fees or royalties in order to continue selling our products.
There has been, and we expect there will continue to be, significant litigation in the industry regarding patents and other intellectual property rights. Litigation and other proceedings concerning patents and other intellectual property rights may be protracted, expensive and distracting to our management. Our competitors may sue us as a means of delaying the introduction of our products. Any litigation, including any interference proceedings to determine priority of inventions, oppositions to patents or litigation against our licensors may be costly and time consuming and could adversely affect us. In addition, litigation may be necessary in some instances to determine the validity, scope or non-infringement of patent rights claimed by third parties to be pertinent to the manufacturing, use or sale of our products. The outcome of any such litigation could adversely affect the validity and scope of our patents or other intellectual property rights and hinder or delay the marketing and sale of our products.
If we are unable to secure or enforce patent rights, trademarks, trade secrets or other intellectual property, then we could be materially adversely affected.
If we experience significant delays in the manufacture of our products or in the supply of raw materials for our products, then sales of our products could be materially adversely affected.
We do not manufacture Tysabri, Prialt, Maxipime or Azactam. Our dependence upon collaborators and third parties for the manufacture of our products may result in unforeseen delays or other problems beyond our control. For example, if our third-party manufacturers are not in compliance with current good manufacturing practices (cGMP) or other applicable regulatory requirements, then the supply of our products could be materially adversely affected. If we are unable to retain or obtain replacements for our third-party manufacturers or if we experience delays or difficulties with our third-party manufacturers in producing our products (as we did with Maxipime and Azactam in 2005 and prior years), then sales of these products could be materially adversely affected. In this event, we may be unable to enter into alternative manufacturing arrangements on commercially reasonable terms, if at all.
Our manufacturers require supplies of raw materials for the manufacture of our products. We do not have dual sourcing of our required raw materials. The inability to obtain sufficient quantities of required raw materials could materially adversely affect the supply of our products.
Buying patterns of wholesalers and distributors may cause fluctuations in our quarterly results.
Our product revenue may vary quarterly due, in part, to buying patterns of our wholesalers and distributors. In the event that wholesalers and distributors determine, for any reason, to limit purchases of our products, sales of those products would be adversely affected. For example, wholesalers and distributors may order products in larger than normal quantities prior to anticipated price increases for those products. This excess purchasing in any quarter could cause sales of those products to be lower than expected in subsequent quarters.
Elan Corporation, plc 2005 Annual Report  163

We are subject to pricing pressures and uncertainties regarding healthcare reimbursement and reform.
In the United States, many pharmaceutical products and biologics are subject to increasing pricing pressures, including pressures arising from recent Medicare reform. Our ability to commercialise products successfully depends, in part, upon the extent to which health care providers are reimbursed by third-party payers, such as governmental agencies, including the Centers for Medicare and Medicaid Services, private health insurers and other organisations, such as health maintenance organisations (HMOs), for the cost of such products and related treatments. In addition, if health care providers do not view current or future Medicare reimbursements for our products favourably, then they may not prescribe our products. Third-party payers are increasingly challenging the pricing of pharmaceutical products by, among other things, limiting the pharmaceutical products that are on their formulary lists. As a result, competition among pharmaceutical companies to place their products on these formulary lists has reduced product prices. If reasonable reimbursement for our products is unavailable or if significant downward pricing pressures in the industry occur, then we could be materially adversely affected.
Recent reforms in Medicare added a prescription drug reimbursement benefit beginning in 2006 for all Medicare beneficiaries. Although we cannot predict the full effects on our business of the implementation of this legislation, it is possible that the new benefit, which will be managed by private health insurers, pharmacy benefit managers, and other managed care organisations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This could harm our ability to generate revenues. In addition, Managed Care Organizations, HMOs, Preferred Provider Organizations, institutions and other government agencies continue to seek price discounts. In addition, certain states have proposed and certain other states have adopted various programmes to control prices for their seniors’ and low-income drug programmes, including price or patient reimbursement constraints, restrictions on access to certain products, importation from other countries, such as Canada, and bulk purchasing of drugs.
We encounter similar regulatory and legislative issues in most other countries. In the EU and some other international markets, the government provides health care at low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored health care system. This price regulation may lead to inconsistent prices and some third-party trade in our products from markets with lower prices. Such trade exploiting price differences between countries could undermine our sales in markets with higher prices.
The pharmaceutical industry is subject to anti-kickback and false claims laws in the United States.
In addition to the FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict some marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes.
The federal health care programme anti-kickback statute prohibits, among other things, knowingly and wilfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programmes. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.
Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programmes for the product. Additionally, another pharmaceutical company settled charges under the federal False Claims Act relating to off-label promotion. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programmes, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programmes, criminal fines, and imprisonment.
164 Elan Corporation, plc 2005 Annual Report

Risk Factors
Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition and results of operations.
In January 2006, Elan received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General asking for documents and materials primarily related to our marketing practices for Zonegran. We intend to cooperate with the government in its investigation. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai.
We are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may adversely affect our ability to manufacture and market our existing products.
The pharmaceutical industry is subject to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA regulates the design, development, pre-clinical and clinical testing, manufacturing, labelling, storing, distribution, import, export, record keeping, reporting, marketing and promotion of our pharmaceutical products, which include drugs, biologics and medical devices. Failure to comply with regulatory requirements at any stage during the regulatory process could result in, among other things, delays in the approval of applications or supplements to approved applications, refusal of a regulatory authority to review pending market approval applications or supplements to approved applications, warning letters, fines, import or export restrictions, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously approved marketing applications or licences, recommendations by the FDA or other regulatory authorities against governmental contracts, and criminal prosecutions.
We must obtain and maintain approval for our products from regulatory authorities before such products may be sold in a particular jurisdiction. The submission of an application to a regulatory authority with respect to a product does not guarantee that approval to market the product will be granted. Each authority generally imposes its own requirements and may delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, including the United States, the approval process for a new product is complex, lengthy, expensive and subject to unanticipated delays. We cannot be sure when or whether approvals from regulatory authorities will be received or that the terms of any approval will not impose significant limitations that could negatively impact the potential profitability of the approved product. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety and efficacy of the product, on any activities that regulatory authorities consider to be improper or as a result of changes in regulatory policy. Regulatory action may have a material adverse effect on the marketing of a product, require changes in the product’s labelling or even lead to the withdrawal of the regulatory marketing approval of the product.
All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMPs, the FDA’s regulations governing the production of pharmaceutical products. There are comparable regulations in other countries. Any finding by the FDA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we or our employees have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA and other regulatory authorities conduct scheduled periodic regulatory inspections of our facilities to ensure compliance with cGMP regulations. Any determination by the FDA or other regulatory authority that we, or one of our suppliers, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could have a material adverse effect on us.
In May 2001, our wholly-owned subsidiary, Elan Holdings, Inc. (Elan Holdings) and the late Donal J. Geaney, then our chairman and chief executive officer, William C. Clark, then president of operations, and two then employees of Elan Holdings, Hal Herring and Cheryl Schuster, entered into a consent decree of permanent injunction with the U.S. Attorney for the Northern District of Georgia, on behalf of the FDA, relating to alleged violations of cGMP at our Gainesville facility. The facility manufactured, and continues to manufacture, verapamil hydrochloride controlled-release tablets for the treatment of high blood pressure. The consent decree does not represent an admission by Elan Holdings or the former officers or employees named above of any of the allegations set forth in the decree. Under the terms of the consent decree, which will continue in effect until at least May 2006, Elan Holdings is permanently enjoined from violating cGMP regulations. In addition, Elan Holdings was required to engage an independent expert, subject to FDA approval, who conducted inspections of the facility through May 2004 in order to ensure the
Elan Corporation, plc 2005 Annual Report  165

facility’s compliance with cGMP. The first of these inspections was completed and reported upon by the independent expert to the FDA on 3 September 2002. A corrective action plan was prepared and sent to the FDA in response to this inspection. A second independent consultant audit occurred in May 2003 and was reported upon by the independent expert to the FDA on 14 August 2003. In response to the inspection, a corrective action plan was prepared and sent to the FDA. The independent consultant inspected the facility for the third time in May 2004 and reported his findings to the FDA in August 2004. The independent expert found our response and corrective action to that date to be satisfactory. During the term of the consent decree, we expect that the facility will be subject to increased FDA inspections and, under the terms of the consent decree, we will be required to reimburse the FDA for its costs related to these inspections.
Our business exposes us to risks of environmental liabilities.
We use hazardous materials, chemicals and toxic compounds that could expose people or property to accidental contamination, events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations, then we could be liable for cleanup, damages or fines, which could have an adverse effect on us.
The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites that we currently own, sites that we formerly owned or operated or sites where waste from our operations was disposed. These environmental remediation obligations could significantly impact our operating results. Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect us.
If we fail to comply with our reporting and payment obligations under the Medicaid rebate programme or other governmental pricing programmes, then we could be subject to additional reimbursements, penalties, sanctions and fines, which could have a material adverse effect on our business.
As a condition of reimbursement under Medicaid, we participate in the U.S. federal Medicaid rebate programme, as well as several state rebate programmes. Under the federal and state Medicaid rebate programmes, we pay a rebate to each state for our products that are reimbursed by those programmes. The amount of the rebate for each unit of product is set by law based on reported pricing data. The rebate amount may also include a penalty if our prices increase faster than the rate of inflation.
As a manufacturer of single source, innovator and non-innovator multiple source products, rebate calculations vary among products and programmes. The calculations are complex and, in some respects, subject to interpretation by governmental or regulatory agencies, the courts and us. The Medicaid rebate amount is computed each quarter based on our pricing data submission to the Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services. The terms of our participation in the programme impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or shortfall in our rebate liability for past quarters (up to 12 past quarters), depending on the direction of the correction. Governmental agencies may also make changes in programme interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.
U.S. Federal law requires that any company that participates in the federal Medicaid rebate programme extend comparable discounts to qualified purchasers under the Public Health Services pharmaceutical pricing programme. This pricing programme extends discounts comparable to the Medicaid net price to a variety of community health clinics and other entities that receive health services grants from the Public Health Service, as well as outpatient utilisation at hospitals that serve a disproportionate share of poor patients.
Additionally, each calendar quarter, we calculate and report an Average Sales Price (ASP) for all products covered by Medicare Part B (primarily injectable or infused products). We submit ASP information for each such product within 30 days of the end of each calendar quarter. This information is then used to set reimbursement levels to reimburse Part B providers for the drugs and biologicals dispensed to Medicare Part B participants.
Furthermore, pursuant to the Veterans Health Care Act, a Non-Federal Average Manufacturer Price is calculated each quarter and a Federal Ceiling Price is calculated each year for every Covered Drug marketed by us. These prices are used to set pricing for purchases by the military arm of the government.
166 Elan Corporation, plc 2005 Annual Report

Risk Factors
These price reporting obligations are complicated and often involve decisions regarding issues for which there is no clear-cut guidance from the government. Failure to submit correct pricing data can subject us to civil, administrative, and criminal penalties, and could have a material adverse effect on our business, financial condition and results of operations.
We are subject to continuing potential product liability risks, which could harm our business.
Risks relating to product liability claims are inherent in the development, manufacturing and marketing of our products. Any person who is injured while using one of our products may have a product liability claim against us. Since we distribute and sell our products to a wide number of end users, the risk of such claims could be material. Persons who participate in clinical trials involving our products may also bring product liability claims.
We currently do not maintain product liability insurance for the first $25.0 million of aggregate claims, but do maintain coverage for the next $150.0 million with our insurers. Our insurance coverage may not be sufficient to cover fully all potential claims.
If our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions, then we may not be able to maintain product liability coverage on acceptable terms. If sales of our products increase materially, or if we add significant products to our portfolio, then we will require increased coverage and may not be able to secure such coverage at reasonable rates.
We and some of our officers and directors have been named as defendants in putative class actions; an adverse outcome in the class actions could have a material adverse effect on us.
We and some of our officers and directors have been named as defendants in putative class actions filed in 2005. The class action complaints allege claims under the U.S. federal securities laws and state laws. The complaints allege that we caused the release of materially false or misleading information regarding Tysabri. The complaints seek damages and other relief that the courts may deem just and proper. We believe that the claims in the lawsuits are without merit and intend to defend against them vigorously.
An adverse result in the lawsuits could have a material adverse effect on us.
Our share price is volatile, which could result in substantial losses for investors purchasing shares.
The market prices for our shares and for securities of other companies engaged primarily in biotechnology and pharmaceutical development, manufacture and distribution are highly volatile. For example, on 28 February 2005, we lost approximately 70% of our market capitalisation and on 31 March 2005, we lost more than 50% of our market capitalisation. The market price of our shares likely will continue to fluctuate due to a variety of factors, including:

•	Material public announcements by us;

•	Developments regarding Tysabri;

•	The timing of new product launches by others and us;

•	Events related to our marketed products and those of our competitors;

•	Regulatory issues affecting us;

•	Availability and level of third-party reimbursement;

•	Developments relating to patents and other intellectual property rights;

•	Results of clinical trials with respect to our products under development and those of our competitors;

•	Political developments and proposed legislation affecting the pharmaceutical industry;

•	Economic and other external factors;

•	Hedge or arbitrage activities by holders of our securities;

•	Period-to-period fluctuations in our financial results or results that do not meet or exceed market expectations; and

•	Market trends relating to or affecting share prices across our industry, whether or not related to results or news regarding our competitors or us.
Elan Corporation, plc 2005 Annual Report  167

Certain provisions of agreements to which we are a party may discourage or prevent a third party from acquiring us and could prevent shareholders from receiving a premium for their shares.
We are a party to agreements that may discourage a takeover attempt that might be viewed as beneficial to shareholders who wish to receive a premium for their shares from a potential bidder. For example:

•	Our collaboration agreement with Biogen Idec provides Biogen Idec with an option to buy the rights to Tysabri in the event that we undergo a change of control, which may limit our attractiveness to potential acquirers;

•	Until 20 June 2010, Biogen Idec and its affiliates are, subject to limited exceptions, restricted from, among other things, seeking to acquire or acquiring control of us;

•	Under the terms of indentures governing much of our debt, any acquirer would be required to make an offer to repurchase the debt for cash in connection with some change of control events; and

•	Our collaboration agreement with Wyeth restricts Wyeth and its subsidiaries from seeking to acquire us in some circumstances.
168 Elan Corporation, plc 2005 Annual Report

Memorandum and Articles of Association
Objects
Our objects, which are detailed in our Memorandum of Association include, but are not limited to, manufacturing, buying, selling and distributing pharmaceutical products. The Company’s registered number is 30356.
Directors
Subject to certain limited exceptions, directors may not vote on matters in which they have a material interest. In the absence of an independent quorum, the directors may not vote compensation to themselves or any member of the board of directors. Directors are entitled to remuneration as shall, from time to time, be voted to them by ordinary resolution of the shareholders and to be paid such expenses as may be incurred by them in the course of the performance of their duties as directors. Directors who take on additional committee assignments or otherwise perform additional services for us, outside the scope of their ordinary duties as directors, shall be entitled to receive such additional remuneration as the board may determine. The directors may exercise all of the powers of Elan to borrow money. These powers may be amended by special resolution of the shareholders. One-third of the board shall retire at each Annual General Meeting. A director is not required to retire at any set age and may offer themselves for re-election at any meeting where they are deemed to have retired by rotation. There is no requirement for a director to hold shares.
Meetings
The Annual General Meeting shall be held in such place and at such time as shall be determined by the board, but no more than 15 months shall pass between the dates of consecutive Annual General Meetings. Directors may call Extraordinary General Meetings at any time. Extraordinary General Meetings may also be requisitioned by the members in accordance with our Articles of Association and Irish company law. Notice of an Annual General Meeting (or any special resolution) must be given at least 21 clear days prior to the scheduled date and, in the case of any other general meeting, with not less than 14 clear days notice.
Rights, Preferences and Dividends Attaching to Shares
All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of Elan until claimed. All shareholders entitled to attend and vote at the Annual General Meeting are likewise entitled to vote on the re-election of directors. We are permitted under our Memorandum and Articles of Association to issue redeemable shares on such terms and in such manner as the shareholders may determine by special resolution. The liability of the shareholders to further capital calls is limited to the amounts remaining unpaid on shares.
Liquidation Rights
In the event of the Company being wound up, the liquidator may, with the authority of a special resolution, divide among the holders of Ordinary Shares the whole or any part of the net assets of the company (after the return of capital on the non-voting Executive shares), and may set such values as he deems fair upon each kind of property to be so divided and determine how such division will be carried out.
Actions Necessary to Change the Rights of Shareholders
The rights attaching to the different classes of shares may be varied by special resolution passed at a class meeting of that class of shareholders. The additional issuance of further shares ranking pari passu with, or subordinate to, an existing class shall not, unless specified by the Articles or the conditions of issue of that class of shares, be deemed to be a variation of the special rights attaching to that class of shares.
Elan Corporation, plc 2005 Annual Report  169

Limitations on the Right to Own Shares
There are no limitations on the right to own shares in the Memorandum and Articles of Association. However, there are some restrictions on financial transfers between Ireland and other specified countries, more particularly described in the section on “Exchange Controls and Other Limitations Affecting Security Holders.”
Other Provisions of the Memorandum and Articles of Association
There are no provisions in the Memorandum and Articles of Association:

•	Delaying or prohibiting a change in control of Elan that operate only with respect to a merger, acquisition or corporate restructuring;

•	Discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

•	Governing changes in capital, where such provisions are more stringent than those required by law.
We incorporate by reference all other information concerning our Memorandum and Articles of Association from the section entitled “Description of Ordinary Shares” in the Registration Statement on Form 8-A/A3 (SEC File No. 001-13896) we filed with the SEC on 6 December 2004.
Documents on Display
The Company is subject to the reporting requirements of the Exchange Act. In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including our Annual Report on Form 20-F for the fiscal year ended 31 December 2005 and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents which were filed or submitted after 4 November 2002 on the SEC’s EDGAR system are available for retrieval on the website maintained by the SEC at http://www.sec.gov. These filings and submissions are also available from commercial document retrieval services.
Copies of our Memorandum and Articles of Association may be obtained at no cost by writing or telephoning the Company at our principal executive offices. Our Memorandum and Articles of Association are filed with the SEC as Exhibit 3 of our Registration Statement on Form 8-A/ A3 (SEC File No. 001-13896) filed with the SEC on 6 December 2004. You may also inspect or obtain a copy of our Memorandum and Articles of Association using the procedures prescribed above.
170 Elan Corporation, plc 2005 Annual Report

Directors, Senior Management and Other Information
Board of Directors
Kyran McLaughlin
Göran Ando, MD
Garo H. Armen, PhD
Shane Cooke
Laurence G. Crowley
William F. Daniel
Lars Ekman, MD, PhD
Alan R. Gillespie, CBE, PhD
Ann Maynard Gray
Gary Kennedy
Nancy Lurker
Kelly Martin
Kieran McGowan
Kevin M. McIntyre, MD
Dennis J. Selkoe, MD
Senior Management
Kelly Martin
President and chief executive officer
Paul Breen
Executive vice president, elan drug technologies
Nigel Clerkin
Senior vice president, finance and group controller
Richard Collier
Executive vice president and general counsel
Shane Cooke
Executive vice president and chief financial officer
William F. Daniel
Executive vice president and company secretary
Lars Ekman, MD, PhD
Executive vice president and president, global R&D and head of neurodegeneration franchise
Allison Hulme, PhD
Executive vice president, autoimmune, Tysabri, global development
Karen S. Kim
Executive vice president, corporate strategy and alliances, communications, branding and specialty business group
Ivan Lieberburg, MD, PhD
Executive vice president and chief medical officer
Kathleen Martorano
Executive vice president, strategic human resources
Dale Schenk, PhD
Senior vice president and chief scientific officer
Ted Yednock, PhD
Senior vice president, head of global research
Elan Corporation, plc 2005 Annual Report  171

Trademarks
The following trademarks appearing in this publication are owned by or licensed to the Company:

•	Azactamtm (aztreonam for injection, USP)

•	Maxipimetm (cefepime hydrochloride) for injection

•	NanoCrystaltm Technology

•	Prialttm (ziconotide intrathecal infusion)

•	Tysabri® (natalizumab)
Third-party marks appearing in this publication are:

•	Abelcettm (amphotericin B lipid complex) injectable

•	AdalattmCC (nifedipine) tablets

•	Avinzatm (morphine sulfate extended-release) capsules

•	Avonex® (Interferon beta-1A)

•	Betaseron® (interferon beta-1b)

•	Copaxone® (glatiramer acetate injection)

•	Emend® (aprepitant)

•	Focalin® (dexmethylphenidate)

•	Frovatm (frovatriptan succinate) tablets

•	Myobloc/ Neurobloctm (botulinum toxin type B) injectable solution

•	Megace® ES (megastrol acetate)

•	Naprelantm (naproxen sodium controlled-release) tablets

•	Permaxtm (pergolide mesylate)

•	Prialttm (ziconotide intrathecal infusion)

•	Rapamune® (sirolimus)

•	Rebit® (interferon beta-1a)

•	Ritalin® (methylphenidate hydrochloride) tablets

•	Skelaxintm (metaxalone) tablets

•	Sonata® (zaleplon) capsules

•	TriCor® (fenofibrate) tablets

•	Verelan® (verapamil) capsules

•	Zanaflextm (tizanidine hydrochloride) tablets

•	Zelapartm (selegiline)

•	Zonegrantm (zonisamide) capsules
172 Elan Corporation, plc 2005 Annual Report

Shareholder Services
Our ADSs are listed on the NYSE (Symbol ELN). Our Ordinary Shares are listed on the Official Lists of the London and Irish Stock Exchanges.
Depositary for ADSs
The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Tel: 888-BNY-ADRs
Tel: 212-815-3700
Email: shareowners@bankofny.com
Website: http://www.stockbny.com
Registrar for Ordinary Shares
Computershare Services (Ireland) Ltd
Heron House
Sandyford Industrial Estate
Dublin 18
Tel: 353-1-216-3100
Fax: 353-1-216-3151
Duplicate Mailings
When several shareholders live at the same address, they may receive more copies of quarterly and annual reports than they need. The excess can be eliminated by writing to:
Investor Relations
Elan Corporation, plc
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland
Investor Relations
Security analysts and investment professionals should direct their enquiries to:
Emer Reynolds
Vice President, Investor Relations
Tel: 353-1-709-4000
       800-252-3526
Fax: 353-1-709-4018
Email: emer.reynolds@elan.com
Chris Burns
Senior Vice President, Investor Relations
Tel: 800-252-3526
Fax: 617-217-2577
Email: chris.burns@elan.com
Internet Website
Information on the Company is available online via the Internet at our website, http://www.elan.com. Information on our website does not constitute part of this Annual Report. This Annual Report and our Form 20-F are available on our website.
Elan Corporation, plc 2005 Annual Report  173

Elan people appearing in this Annual Report (alphabetical order)

Nina Ashton *VP, Intellectual Property*
Michael Babcock, PhD *Post Doctoral Research Fellow*
Menghis Bairu, MD *VP, Head of Global Medical Affairs*
Frédérique Bard, PhD *VP, Biology*
Sheri Barrack, PhD *VP, Biopharmaceutical Development*
Joe Boudreau *SVP, Health Care Systems*
Paul Breen *EVP, Elan Drug Technologies*
Nancy Bryan *SVP, Integrated Sales & Services, Tysabri*
James Callaway, PhD *SVP, Alzheimer's Program Executive*
Richard Chin, MD *SVP, Head of Global Development*
Nigel Clerkin *SVP, Finance and Group Controller*
Richard Collier *EVP, General Counsel*
Deborah Collins *VP, Corporate Compliance*
Shane Cooke *EVP, Chief Financial Officer*
Liam Daniel *EVP, Company Secretary*
Chris Dax *VP, Specialty Business Group-Prialt*
Apurva Dixit *Sr Sales Specialist-In-Field Trainer*
John Donahue *SVP, Legal - Corporate*
Lars Ekman, MD, PhD *EVP, President, Global R&D, Head of Neurodegeneration Franchise*
Roisín Foley *Sr Director, Strategic Human Resources*
Gordon Francis *VP, Global Clinical Development*
Dora Games, PhD *VP, In Vivo Pharmacology*
Jeannie Giacchino, MD, PhD *VP, Program leader – Tysabri*
Sabrina Gibson *Research Associate, EDT*
Allison Hulme, PhD *EVP, Autoimmune, Tysabri, Global Development*
Zhen Jin *Sr Research Associate, Biology*
Kelly Johnson-Wood *Principal Scientist, Biology*
Jennifer Johnston, PhD *Principal Scientist, Biology*
Raj Kewalramani *Sr Manager, Pharmaceutical Development*
Karen Kim *EVP, Corp. Strat. & Alliances, Comm., Branding & Specialty Business Group*
Andrei Konradi, PhD *Sr Director, Chemical Sciences*
Thomas Lecocq *Sr Research Associate, Biology*
Ivan Lieberburg, MD, PhD *EVP, Chief Medical Officer*
Malcolm Lloyd-Smith *VP, Global Regulatory Affairs*
Kathleen Martorano *EVP, Strategic Human Resources*
Simon McGurk, PhD *Sr Manager, Pharmaceutical Development*
Elizabeth Messersmith, PhD *VP, Autoimmune Research*
David Miller, PhD *VP, Pharmacoeconomics*
Betsy O'Neill, PhD *VP, Corporate Strategy*
Kyle Powell *Sr Research Associate, Biology*
Emer Reynolds *VP, Investor Relations*
Donald Rudolph *Associate Manager, DMPK*
John-Michael Sauer, PhD *Sr Director, Lead Discovery & Optimization*
Kimberly Schafer *Research Associate, EDT*
Dale Schenk, PhD *SVP, Chief Scientific Officer*
Peter Seubert, PhD *VP, Neurodegeneration Research*
Raymond Townsend, PharmD *SVP, Pharmacoeconomics & Epidemiology*
Chris Vandevert *Scientist, Biology*
Nicki Vasquez, PhD *Sr Director, Research Operations and Program Management*
Nancy Wehner, PhD *Sr Director, Nonclinical Safety Evaluation*
Ted Yednock, PhD *SVP, Head of Global Research*

Thank you to: Dr. Maurizio Miglietta

Photographers: John Abbot. Arnold Bell. Mark Robert Halper

Design by DeSola Group Inc.

Elan people appearing in this Annual Report (alphabetical order) Nina Ashton VP, Intellectual Property Jennifer Johnston, PhD Principal Scientist, Biology Michael Babcock, PhD Post Doctoral Research Fellow Raj Kewalramani Sr Manager, Pharmaceutical Development Menghis Bairu, MD VP, Head of Global Medical Affairs Karen Kim EVP, Corp. Strat. & Alliances, Comm., Branding & Specialty Business Group Frédérique Bard, PhD VP, Biology Andrei Konradi, PhD Sr Director, Chemical Sheri Barrack, PhD VP, Biopharmaceutical Sciences Development Thomas Lecocq Sr Research Associate, Biology Joe Boudreau SVP, Health Care Systems Ivan Lieberburg, MD, PhD EVP, Chief Medical Paul Breen EVP, Elan Drug Technologies Officer Nancy Bryan SVP, Integrated Sales & Malcolm Lloyd-Smith VP, Global Services, Tysabri Regulatory Affairs James Callaway, PhD SVP, Alzheimer’s Kathleen Martorano EVP, Strategic Program Executive Human Resources Richard Chin, MD SVP, Head of Global Simon McGurk, PhD Sr Manager, Development Pharmaceutical Development Nigel Clerkin SVP, Finance and Group Elizabeth Messersmith, PhD Controller VP, Autoimmune Research Richard Collier EVP, General Counsel David Miller, PhD VP, Pharmacoeconomics Deborah Collins VP, Corporate Compliance Betsy O’Neill, PhD VP, Corporate Strategy Shane Cooke EVP, Chief Financial Officer Kyle Powell Sr Research Associate, Biology Liam Daniel EVP, Company Secretary Emer Reynolds VP, Investor Relations Chris Dax VP, Specialty Business Group-Prialt Donald Rudolph Associate Manager, DMPK Apurva Dixit Sr Sales Specialist-In-Field Trainer John-Michael Sauer, PhD Sr Director, Lead John Donahue SVP, Legal — Corporate Discovery & Optimization Lars Ekman, MD, PhD EVP, President, Global Kimberly Schafer Research Associate, EDT R&D, Head of Neurodegeneration Franchise Dale Schenk, PhD SVP, Chief Scientific Officer Roisín Foley Sr Director, Strategic Human Resources Peter Seubert, PhD VP, Neurodegeneration Research Gordon Francis VP, Global Clinical Development Raymond Townsend, PharmD Dora Games, PhD VP, In Vivo Pharmacology SVP, Pharmacoeconomics & Epidemiology
Jeannie Giacchino, MD, PhD VP, Program Chris Vandevert Scientist, Biology leader – Tysabri Nicki Vasquez, PhD Sr Director, Research Sabrina Gibson Research Associate, EDT Operations and Program Management Allison Hulme, PhD EVP, Autoimmune, Nancy Wehner, PhD Sr Director, Nonclinical Tysabri, Global Development Safety Evaluation Zhen Jin Sr Research Associate, Biology Ted Yednock, PhD SVP, Head of Kelly Johnson-Wood Principal Scientist, Biology Global Research Thank you to: Dr. Maurizio Miglietta Design by DeSola Group Inc. Photographers: John Abbot. Arnold Bell. Mark Robert Halper

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